As confidentially submitted with the United States Securities and Exchange Commission on July 31, 2020 as Amendment
No. 5 to the confidential submission dated July 30, 2019. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VIA optronics AG
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Federal Republic of Germany (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Sieboldstrasse 18
90411 Nuremberg, Germany
+49 (0) 911 597 575-0
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Corporation Service Company
1090 Vermont Avenue N.W.
Washington, DC 20005
(800) 927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David S. Rosenthal, Esq. Federico G. Pappalardo, Esq. Gregory A. Schernecke, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	David C. Boles, Esq. Nicole C. Brookshire, Esq. Brian F. Leaf, Esq. Cooley (UK) LLP 69 Old Broad Street London, EC2M 1QS United Kingdom +44 (0) 20 7583 4055

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary shares, €1.00 notional value per share	$	$

(1)
American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate Registration Statement on Form F-6. Each ADS will represent                                    of an ordinary share.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an option to purchase additional ADSs.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

American Depositary Shares

VIA optronics AG

Representing                  Ordinary Shares

$            per American Depositary Share

         This is the initial public offering of VIA optronics AG, a German stock corporation. We are offering            American Depositary Shares, or ADSs, and the selling shareholder identified in this prospectus is offering an additional            ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholder. Each ADS will represent                  of an ordinary share with a notional value of €1.00 per share. No public market currently exists for our ordinary shares or ADSs. We anticipate that the initial public offering price will be between $            and $            per ADS.

         We have applied to list the ADSs on The New York Stock Exchange under the symbol "VIAO."

         Upon the completion of this offering, we may qualify as a "controlled company" under the corporate governance standards of the New York Stock Exchange and may be eligible to rely upon exemptions from certain corporate governance requirements of such rules. We are both an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 and a "foreign private issuer" as defined under the U.S. federal securities laws, and as such may elect to comply with certain reduced public company reporting requirements for this and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company" and "Prospectus Summary—Implications of Being a Foreign Private Issuer."

         Investing in the ADSs involves risks. See "Risk Factors" beginning on page 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per ADS	Total
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to VIA optronics AG (before expenses)	$	$	$
Proceeds to the selling shareholder (before expenses)	$	$	$

         Corning Research & Development Corporation, or Corning, one of our commercial partners, has agreed to purchase ADSs at an aggregate purchase price of $20 million in a separate concurrent private placement, that we expect will be completed shortly after the completion of this offering, at a price per ADS equal to 95% of the initial public offering price in this offering. The sale of ADSs to Corning will not be registered under the Securities Act of 1933, as amended. While the closing of the concurrent private placement is conditioned on the closing of this offering, the closing of this offering is not conditioned upon the closing of such concurrent private placement.

         The underwriters have a 30-day option to purchase up to            additional ADSs from the selling shareholder to cover over-allotments, if any. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

         Delivery of the ADSs will be made against payment in New York, New York on or about                  , 2020.

         Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Berenberg

                        , 2020

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales of these securities are legally permitted. The information contained in this prospectus or in any free writing prospectus we file is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Our business, financial condition, results of operation and prospects may have changed since that date.

        Until 25 days after the date of this prospectus, federal securities laws may require all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Prior to June 25, 2019, we conducted our business through VIA optronics GmbH and its consolidated subsidiaries. On June 25, 2019, the shareholders of VIA optronics GmbH contributed the shares they held in VIA optronics GmbH to VIA optronics AG by way of a contribution in kind against issuance of new shares (Sacheinlage gegen Gewährung von neuen Aktien) to the newly established VIA optronics AG. Following this contribution, our financial statements present the results of VIA optronics AG and its consolidated subsidiaries. Unless otherwise indicated or the context implies otherwise:

  •
  "VIA optronics," "VIA," "Company," "we," "us" and "our" refers to VIA optronics AG (from the date of the contribution described above), its direct subsidiary VIA optronics GmbH and its indirect subsidiaries on a consolidated basis;

  •
  "shares" or "ordinary shares" refers to our ordinary shares;

  •
  "ADSs" refers to American Depositary Shares, each of which represents                    of an ordinary share; and

  •
  "ADRs" refers to American Depositary Receipts, which may evidence the ADSs.

        All references in this prospectus to "U.S. dollars," "USD" or "$" are to the legal currency of the United States and all references to "€" or "euro" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Our consolidated financial statements are presented in euros. Throughout this prospectus and solely for convenience, we have converted euros to U.S. dollars at the noon buying rate of €1.00=US$1.1234, as certified by the European Central Bank at December 31, 2019.

        Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been prepared in accordance with International Accounting Standards and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP. Financial information in thousands or millions, and percentage figures in this prospectus have been rounded. Rounded total and sub-total figures in tables in this prospectus may differ marginally from unrounded figures indicated elsewhere in this prospectus or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this prospectus.

        MaxVU is a trademark of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert our rights, or the rights of the applicable licensor to our trademark and tradenames to the fullest extent under applicable law.

INDUSTRY AND MARKET DATA

        This prospectus contains estimates and other statistical data prepared by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available.

ii

        Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under "Risk Factors." These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

iii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should read this entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, for a more complete understanding of our business and this offering.

Our Company

        We are a leading provider of enhanced display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Our technology is particularly well-suited for demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. Our solutions combine our expertise in integrated display head assembly and proprietary bonding technologies. We also develop, manufacture and sell an array of customized metal mesh touch sensors and electrode base film materials for use in touch panels. Our portfolio of offerings enables thin display designs and high optical clarity, which decreases power consumption and increases readability. We provide a wide range of customized display solutions across a broad range of display sizes and shapes, including curved display panels and solutions integrating multiple displays under one cover lens.

        Our differentiated technologies include our proprietary silicone-based bonding material, or VIA bond plus, our patented optical bonding processes, or MaxVU™, and our metal mesh touch sensor technology. Our optical bonding processes utilize VIA bond plus for display head assemblies, or DHAs, without using potentially damaging mechanical force, to eliminate air gaps and other distorting features common to conventional technologies. Our metal mesh touch sensor technology enables high precision functionality and is based on a metal grid patterned on a transparent electrode base film that can be laminated to any type, size and shape of cover lens material. In addition to our proprietary technologies and processes, we have expertise in working with collaborators to implement specialized production methods, such as cold forming technology, that enable innovation in product development.

        Our customers operate in the automotive, consumer electronics and industrial/specialized applications end markets. Our solutions can be found in the products of companies such as Alpine, BMW, Continental, Ferrari, General Motors, Dell, HP, Lenovo, Sharp, 3M, Aptiv, Honeywell and John Deere. Our automotive applications include displays for navigation, instrument clusters, rear seat entertainment and infotainment systems. Our consumer applications include solutions for notebooks, tablets and all-in-one monitors. Our industrial/specialized applications include avionics and marine instrumentation, agricultural combines, digital signage, interactive conference room displays, industrial robotics and defense applications.

        Our portfolio of offerings consists of enhanced display solutions, optical bonding and related services and licensing, and metal mesh touch sensors. We possess an extensive array of proprietary technologies related to optical bonding and metal mesh touch sensors, which enables us to provide enhanced display solutions that are built to meet the specific needs of our customers. We believe our technologies and our related intellectual property, as well as our engineering expertise, give us a competitive edge.

        For the year ended December 31, 2019, we generated revenue of €137.2 million and a net loss of €13.4 million. We are headquartered in Nuremberg, Germany and had over 650 employees worldwide as of December 31, 2019. We maintain production facilities in Germany, China and Japan and, through our subsidiaries, operate sales offices in Taiwan and the United States. In 2019, we served over 70 customers around the world.

Our Industry

        Digital displays have become pervasive in everyday life. Technological advancements, quality improvements and cost reductions have collectively helped to make displays ubiquitous in nearly every industry. In response to the growing demand for and broadening applications of display technology, optical bonding, touch sensor technologies and system solutions have become critical to achieving the diverse and highly specific requirements of customers in various end markets. We estimate that the addressable market for our products in 2018 was at least $42.3 billion, which was derived from MarketsandMarkets' estimate of global revenue from the sale of displays of approximately $130.0 billion in 2018. Within the total global display market, MarketsandMarkets attributed $87.7 billion in 2018 to TVs, smartphones, smart wearables, other display products such as E-readers and medical devices and other display technologies such as E-paper, which we do not address today nor expect to address in the future. We estimate that our addressable market will grow to approximately $46.3 billion in 2023, based on our estimate of our addressable market in 2018 and the estimations of MarketsandMarkets for global revenues from the sale of displays.

Our Competitive Strengths

        We believe the following key strengths will help us to maintain and enhance our competitive position:

        Proprietary material, patented processes and metal mesh technology.    We believe that our proprietary silicone-based bonding material, patented optical bonding processes and metal mesh touch sensor technology are key enablers of our success in our target markets. We are, to our knowledge, the only company that offers a combination of optical bonding and metal mesh touch sensor technology. We have an aggregate of 57 granted patents and 100 additional pending patent applications relating to our optical bonding processes, metal mesh touch sensor technology and component parts used in our customized production equipment. VIA bond plus is our proprietary silicone-based bonding material utilized for all of our bonding applications. In contrast to organic substances such as acrylates, VIA bond plus is repairable, non-shrinking, non-yellowing, environmentally friendly and stable at extreme temperatures. MaxVU is our patented dry-bonding process that enables display head assembly without potentially damaging mechanical force, thereby increasing production yield, reducing potential LCD damage and minimizing undesired optical side effects. In addition, our copper-based metal mesh touch sensor technology offers significantly higher conductivity enhance touch performance, including stylus/pen sensitivity and glove functionality.

        Technological expertise well-suited for demanding environments.    We are a pioneer in designing and developing display solutions intended to satisfy the most demanding technological and environmental challenges. These challenges include bright ambient light, vibration and shock, extreme temperatures, condensation, dust and other specialized conditions, as well as the need for enhanced touch sensitivity and curved form factors. We continue to dedicate significant research and development, or R&D, resources to address these challenges. Further, we leverage the experience we gain in the high-end consumer market, which is generally characterized by early adoption of new technologies and shorter product life cycles, to anticipate industry trends and innovate solutions for our automotive and industrial/specialized applications markets.

        Efficient global production with automated, scalable capacity.    With our modern production sites in Germany, China and Japan, we have the ability to meet customers' specific requirements with regards to design, volume and manufacturing location. Our flexible production lines can provide solutions for a wide range of display screen sizes up to 100 inches. Our bonding facilities are equipped with manual, semi-automated and fully automated production lines capable of handling various production volumes, from specialized small-batch runs to high volume production. We leverage our customized equipment and manufacturing know-how to quickly clean, re-tool and ramp up our production lines to maximize utilization.

        Early and deep design collaboration with Original Equipment Manufacturers.    Because of the increasing integration of display and/or touch functionality into novel design assemblies, we often engage with Original Equipment Manufacturers, or OEMs, either directly or through third-party suppliers, early in their design and development processes. We utilize our deep engineering and R&D resources and operating expertise to collaborate with OEMs on product design, qualification, manufacturing and testing in order to provide comprehensive and customized solutions. We believe this approach provides us with an understanding of the OEMs' technology roadmaps, allowing us to develop innovative and advanced solutions to meet their current and future needs. Our technological expertise in combination with our collaborative relationships allows us to develop new applications, such as touch enabled controls on an automotive center console, and enables us to be a sole source supplier for certain OEMs.

        Proven engineering and experienced management team.    We have assembled a team of talented technical professionals with significant knowledge and expertise in the areas of optical bonding and touch sensor technology. We also have an experienced global management team with extensive expertise in enhanced display solutions, system integration and manufacturing, and a strong track record of management experience at companies including Aptiv, AU Optronics, Dell and Siemens.

Our Growth Strategy

        The key elements of our strategy are:

        Become an integrated display system provider.    Our goal is to become a leading supplier to Tier-1 suppliers and a direct design partner to OEMs specifically within the automotive market, to further our goal of becoming an integrated display system provider. We aim to expand our capabilities to serve as an integrated display system provider in the automotive, consumer electronics and industrial/specialized applications end markets by combining system design, interactive displays, software functionality and other hardware components. We plan to achieve this goal by utilizing our extensive intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor technologies to expand our in-house technological capabilities. We also plan to expand our research and development efforts through increased investment in our engineering activities, including the hiring of additional personnel. We may also seek to augment our solutions by acquiring new technologies and expertise, including by acquiring other companies or assets, hiring technical teams or entering into strategic alliances.

        Grow within our existing customer base.    We plan to grow our position with existing customers by continuing to leverage our technological capabilities and engineering talents. We have become increasingly involved at earlier stages of the OEM design and development process, specifically within the automotive market, as display solutions continue to be differentiating factors for end user experience. We expect this close and early-stage collaboration to continue to facilitate strong and long-term customer relationships and increase our exposure to OEMs.

        Continue to expand our customer base.    We intend to expand our customer base within our core end markets. In particular, we believe we are well-positioned to further penetrate the automotive market given our technological expertise, innovation in touch and cold forming technology and reputation in the industry. We also intend to acquire new customers within the industrial/specialized applications market, where enhanced display and touch sensor solutions are needed in a wide range of products for use in demanding environments. We believe our technological capabilities, production know-how and R&D expertise will enable us to continue to improve our products' functionality and performance and will facilitate our ability to develop products and enhancements, enable new applications and expand our customer base within our core end markets.

        Leverage our full-service metal mesh touch sensor technology.    We intend to accelerate the adoption of our metal mesh touch sensor technology into more touch display applications across our end markets. Before our acquisition of a majority interest in VTS-Touchsensor Co., Ltd., or VTS, from Toppan Printing Co., Ltd., or Toppan, on March 29, 2018, we purchased touch sensors from third-party vendors for use in our display solutions. We intend to leverage our ability to produce both the electrode base film and related metal mesh touch sensors to become a one-stop touch solution provider. We expect that an increasing number of our customers will adopt our in-house metal mesh display touch sensor technology as high-precision touch functionality becomes more prevalent.

Concurrent Private Placement

        Corning Research & Development Corporation, or Corning, one of our commercial partners, has agreed to purchase ADSs at an aggregate purchase price of $20 million in a separate concurrent private placement, that we expect will be completed shortly after the completion of this offering, at a price per ADS equal to 95% of the initial public offering price in this offering. The sale of ADSs to Corning will not be registered under the Securities Act of 1933, as amended, and is subject to limited conditions set forth in the investment agreement.

Company History

        Our business is conducted through VIA optronics GmbH, registered in the commercial register of the local court (Amtsgericht) of Nuremberg under HRB 22650, and its subsidiaries. VIA optronics GmbH was established on May 12, 2006 with an initial share capital of €25,000. The company has its registered seat in Schwarzenbruck.

        Because a company in the form of a GmbH cannot be used for an initial public offering, the shareholders of VIA optronics GmbH decided to create a new company in the form of a German stock corporation (Aktiengesellschaft or AG), VIA optronics AG, to serve as a holding company for the VIA optronics group and as the vehicle issuing the ADS for the initial public offering and listing on the New York Stock Exchange. On January 4, 2019, the shareholders of VIA optronics GmbH incorporated VIA optronics AG, which was registered in the commercial register of the local court of Nuremberg under HRB 36200 on March 18, 2019 with an initial share capital of €100,000. The shareholders of VIA optronics GmbH contributed all shares they held in VIA optronics GmbH to VIA optronics AG on June 25, 2019 by way of a contribution in kind against issuance of shares (Sachkapitalerhöhung). As a result of this contribution, VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries.

        Our website is www.via-optronics.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue, N.W., Washington, DC 20005, telephone number +1 800 927 9800.

Organizational Chart

        The following chart shows the organizational structure of VIA optronics AG and its direct and indirect subsidiaries as of the date hereof. See "Description of Company History and Share Capital—Incorporation of the Company."

Office Location

        Our principal executive offices are located at Sieboldstrasse 18, 90411 Nuremberg, Germany, and our telephone number is +49 (0) 911 597 575 0.

Our Risks and Challenges

        You should carefully consider all of the information set forth in this prospectus prior to making an investment in the ADSs. Our ability to implement our business strategy is subject to numerous risks and uncertainties. Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

  •
  our ability to meet customers' requirements for quality and performance or their demands as to quality, timing or quantity;

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  our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period;

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  our dependence upon our relationships with our strategic partners;

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  our ability to win business;

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  the impact of the ongoing coronavirus pandemic;

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  our ability to adapt to risks inherent in doing business on a global level and in particular in China, including tariffs, pandemics (such as coronavirus), economic and geopolitical instability and changes in regulatory requirements;

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  the length of the product development cycle for our OEM, Tier-1 Supplier and other customers;

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  our dependence upon the commercial success of our customers' products;

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  our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus;

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  delays in the production of our direct customers' product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions;

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  volatility in the prices or availability of certain components and raw materials used in our business;

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  our ability to protect our know how, trade secrets and other intellectual property;

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  our ability to manage the expansion of our operations effectively;

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  our ability to attract and retain key management or other key personnel;

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  our ability to raise additional capital on attractive terms, or at all, if needed; and

  •
  the other risks described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue for our fiscal year ended December 31, 2019, we qualify as an "emerging growth company" as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the SOX Act;

  •
  reduced disclosure obligations regarding executive compensation; and

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements.

        We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the ADSs less attractive as a result of our use of these or other exemptions. The result may be a less active trading market for the ADSs and increased volatility in the price of the ADSs.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of some accounting standards until the date those standards apply to companies that are not publicly traded. We currently prepare our financial statements in accordance with IFRS, as issued by the IASB, which does not have separate provisions for publicly traded and private companies.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we had total annual gross revenue of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.

Implications of Being a Foreign Private Issuer

        Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

        We will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

        We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

        Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosure requirements for companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Controlled Company

        Upon the completion of this offering, in addition to qualifying as a foreign private issuer under the Exchange Act, we may qualify as a "controlled company" under the corporate governance standards of the New York Stock Exchange and may be eligible to rely upon exemptions from certain corporate governance requirements of such rules to the extent we are not otherwise exempt as a foreign private issuer. Under the New York Stock Exchange corporate governance standards, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirements that:

  •
  a majority of its board of directors consist of "independent directors" as defined under the rules of the New York Stock Exchange;

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  its director nominees be selected, or recommended for its board of directors' selection by a nominating/governance committee comprised solely of independent directors; and

  •
  the compensation of its executive officers be determined, or recommended to the board of directors for determination, by a compensation committee comprised solely of independent directors.

        Even if we qualify as a "controlled company" upon the consummation of the offering, we do not expect to take advantage of any of the applicable exemptions under the New York Stock Exchange corporate governance standards except to the extent we are otherwise exempt from such standards as a foreign private issuer; however, there can be no assurance that we will not elect to do so in the future if we are eligible.

The Offering

American Depositary Shares offered:
By VIA optronics AG	ADSs
By Jürgen Eichner, our Chief Executive Officer, as selling shareholder	ADSs
ADSs to be sold to Corning in the concurrent private placement	ADSs
ADSs to be outstanding immediately after this offering and the concurrent private placement	ADSs
Ordinary shares to be outstanding immediately after this offering and the concurrent private placement	ordinary shares
Offering price	We currently estimate that the initial public offering price per ADS will be between $ and $ .
Over-allotment option	ADSs from the selling shareholder.
The ADSs	Each ADS represents of an ordinary share.

The depositary, the custodian or any of their respective nominees will hold the ordinary shares and any other rights or property underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to the limitations set forth in, the deposit agreement. The depositary will charge you fees for, among other acts, any such cancellation. We and the depositary may amend the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is an exhibit to the Registration Statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon
Custodian	The Bank of New York Mellon SA/NV, and any other custodian as may be appointed pursuant to the deposit agreement.

Use of proceeds

We expect to receive total net proceeds from this offering of approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus. We will also receive net proceeds of approximately $            million from the sale of            ADSs in the concurrent private placement to Corning. We intend to use the net proceeds of this offering and the concurrent private placement for the following purposes: (i) improvements in and expansion of our existing production capabilities, including with respect to cold forming production, by improving automation and expanding capacity in our facilities in Germany and Japan and expanding our manufacturing facilities in new geographies; (ii) research and development, including research and development relating to camera-enhanced displays, three dimensional displays, new sensor technologies, software enhancements and embedded computing and to support our strategy of becoming an integrated display systems provider; (iii) expansion of our sales, marketing and distribution teams; (iv) potential acquisitions of targets that could enhance our integrated solutions offerings within the automotive and/or industrial/specialized markets although we do not have agreements or commitments for any material acquisitions at this time; and (v) general corporate purposes, including, without limitation, working capital. See "Use of Proceeds."

We will not receive any proceeds from the sale of ADSs offered by the selling shareholder.
Dividend policy	We have no present intention of declaring or paying any dividends in the foreseeable future. See "Dividend Policy."
Risk factors

You should carefully read the information set forth in the "Risk Factors" section of this prospectus beginning on page 14 and the other information set forth in this prospectus before deciding to invest in the ADSs.

Proposed NYSE trading Symbol	"VIAO"

        The number of our ordinary shares to be outstanding after this offering and the concurrent private placement is based on the number of ordinary shares outstanding as of                        , 2020. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. Unless otherwise noted, the information in this prospectus assumes the issuance and sale of                        ADSs in the concurrent private placement to Corning at 95% of the assumed initial public offering price. The number of ordinary shares outstanding after this offering is dependent on the number of ADSs sold to Corning in the concurrent private placement, which will change based on the initial public offering price per ADS in this offering.

Summary Consolidated Financial and Other Data

        The financial data as of and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the PCAOB.

        The historical results presented below are not necessarily indicative of the financial results to be expected for any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Year Ended December 31,
Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:	2019	2019	2018 (restated*)	2017
	($ in thousands)(1)	(€ in thousands)
Revenue	$154,165	€137,231	€171,679	€131,031
Cost of sales	(142,908)	(127,210)	(149,873)	(113,232)

Gross profit	11,257	10,022	21,806	17,799
Selling expenses	(4,777)	(4,252)	(4,295)	(3,735)
General administrative expenses	(14,825)	(13,197)	(13,267)	(7,988)
Research and development expenses	(2,797)	(2,490)	(1,337)	(798)
Other operating income (expenses), net(2)	(1,186)	(1,056)	1,991	33

Operating income/(loss)	(12,328)	(10,974)	4,898	5,311
Financial result	(1,845)	(1,642)	(1,142)	(696)

(Loss)/profit before tax	(14,173)	(12,616)	3,756	4,615
Income tax expense	(833)	(742)	(378)	(1,262)

Net (loss)/profit	(15,006)	(13,358)	3,378	3,353

Exchange differences on translation of foreign operations	131	117	23	(165)

Comprehensive (loss) income	(14,875)	(13,241)	3,401	3,188

	As of December 31,
Consolidated Statements of Financial Position Data:	2019 (As Adjusted)(3)	2019 (Actual)	2019 (Actual)	2018	2017
	(€ in thousands)	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents		$10,487	€9,335	€9,943	€6,623
Working capital		(12,808)	(11,401)	1,251	3,683
Total assets		91,737	81,660	80,571	48,713
Total liabilities		90,521	80,578	66,348	40,109
Total equity		1,216	1,082	14,223	8,604

	Year Ended December 31,
Other Data:	2019	2019	2018		2017
	($ in thousands)(1)	(€ in thousands)
Gross margin(4)	7.3%	7.3%	12.7%	*	13.6%
EBITDA(5)	$4,985	€4,437	€8,110		€5,940
Adjusted EBITDA(5)	4,985	4,437	9,140		6,436
Adjusted net (loss)/profit(5)	(15,006)	(13,358)	4,081		3,713
Adjusted EBITDA margin(5)	3.2%	3.2%	5.3%		4.9%

*
The 2018 consolidated statement of operations and other comprehensive income (loss) has been restated to correct an error. Refer to Note 2.4 of the 2019 consolidated financial statements for additional information.

(1)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at the noon buying rate of €1.00=US$1.1234, as certified by the European Central Bank at December 31, 2019.

(2)
Amount is shown on a net basis solely for convenience of the reader. Please refer to VIA optronics AG's consolidated financial statements and related notes, each included elsewhere in this prospectus, for a presentation of Other operating income and Other operating expense on a gross basis.

(3)
Gives effect to the sale of                ADSs by us in this offering and the sale of            ADSs in the concurrent private placement to Corning at 95% of the initial public offering price, in each case assuming an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            ($            ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and shareholders' equity by $             ($            ) million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of ADSs offered by us at the assumed initial public offering price would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and shareholders' equity by $            ($            ) million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
We define gross margin as gross profit stated as a percentage of revenues.

(5)
Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

  •
  EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

  •
  Adjusted EBITDA, which we define as net profit/(loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization, acquisition-related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our Adjusted EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

  •
  Adjusted EBITDA margin, which we define as Adjusted EBITDA stated as a percentage of revenue; and

  •
  Adjusted net (loss)/profit, which we define as net (loss)/profit calculated in accordance with IFRS before the after tax impacts of acquisition related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our calculation of Adjusted Net Profit/(Loss), we calculate the tax impacts assuming application of an effective tax rate to VIA optronics GmbH of 31.8% for the fiscal year ended December 31, 2018, representing the German statutory income tax rate, plus any applicable German solidarity surcharges plus any applicable municipal trade taxes.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. Because of these and other limitations, you should consider our non-IFRS measures alongside the directly comparable IFRS-based financial performance measures, including our net profit/(loss), net profit margin and our other IFRS financial results. Management addresses the inherent limitations associated with using non-IFRS measures through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit/(loss) to the most directly comparable IFRS measure, net profit/(loss). Further, management also reviews IFRS measures and measures such as our level of capital expenditures, research & development expenditures, and interest expense, among other items.

  Set forth below are reconciliations of each non-IFRS measure to the most directly comparable financial measure prepared in accordance with IFRS, in order to enable investors to perform their own analysis of our operating results.

	Year Ended December 31,
	2019	2019	2018	2017
	($ in thousands)(A)	(€ in thousands)
Net (loss)/profit	$(15,006)	€(13,358)	€3,378	€3,353
Adjustments:
Financial result	1,845	1,642	1,142	696
Foreign exchange gains (losses) on intercompany indebtedness	—	—	—	87
Income tax expense/(benefit)	833	742	378	1,262
Depreciation and amortization	7,344	6,537	3,212	542

EBITDA	4,985	4,437	8,110	5,940
Adjustments:
Acquisition-related costs	—	—	894	496
Relocation costs	—	—	136	—

Adjusted EBITDA	4,985	4,437	9,140	6,436
Revenue	154,165	137,231	171,679	131,031

Adjusted EBITDA margin	3.2%	3.2%	5.3%	4.9%
Net (loss)/profit	—	—	3,378	3,353
Adjustments:
Acquisition-related costs	—	—	610	360
Relocation costs	—	—	93	—

Adjusted net (loss)/profit	(15,006)	(13,358)	4,081	3,713

  (A)
  Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at the noon buying rate of €1.00=US$1.1234, as certified by the European Central Bank at December 31, 2019.

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of the ADSs could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

Our solutions may not meet our customers' requirements, which could result in a loss of customers or business.

        Our products must meet our customers' exacting standards for quality, performance and timely delivery. We design our solutions, usually in conjunction with our customers, on a project-by-project basis to meet specific customer specifications. By way of example, each metal mesh touch sensor must be customized to reflect the sensor pattern specified by our customer. Even for those projects where we have the autonomy to select certain components for integration into a finished display, we must select components that satisfy our customers' technical requirements. We have in the past had, and may in the future have, products that do not meet our customers' requirements due to production deficiencies, inability to produce the requested amount of products on time or other reasons. Any failure to satisfy our customers' requirements could result in customers reducing or ceasing their business with us, or could require that we incur additional costs, for example by sourcing alternative components for use in the products that we deliver, which would have a material adverse effect on our business, financial condition and results of operations.

Our failure to develop, introduce and produce new products, solutions and technologies or enhancements to existing products, solutions and technologies on a timely basis, at sufficient quality or quantity, or at competitive prices, could harm our ability to attract and retain customers.

        We and our customers operate in intensely competitive industries that are characterized by rapidly evolving technology, frequent product introductions and ongoing demands for ever greater performance and functionality. New products and new or improved technologies, such as the three dimensional glass-on frame cold forming technology developed by one of our commercial partners, Corning, or new industry standards in the end-user markets, can render other existing products and services obsolete and unmarketable and motivate our customers to seek our support or the support of others in designing and manufacturing new products and/or to demand reductions in price for existing products and solutions. We therefore must continually identify, design, develop and introduce new and updated solutions for a variety of industries with improved features to remain competitive. To do this, we must:

  •
  design innovative and performance-improving features that differentiate our products and solutions from those of our competitors, such as application to curved surfaces, enhanced touch sensitivity, thinner display sizes, infrared and facial recognition and seamless system integration, such that our OEM customers are able to offer products that are differentiated from their competition;

  •
  accurately define and design new products and solutions to meet market needs, such as electronic rearview mirror replacement systems;

  •
  anticipate changes in end-user preferences with respect to end products, such as widespread use of touch functionality;

  •
  rapidly develop and produce our products and solutions at competitive prices and quality;

  •
  anticipate and respond effectively to technological changes or product announcements by others; and

  •
  provide effective post-sales support to our direct customers for defects in our new products and solutions following deployment.

        The process of developing new products and solutions and enhancing existing products and solutions is complex, lengthy, costly and uncertain. If we fail to anticipate our customers' changing needs or emerging technological trends, our market share and results of operations could materially suffer. We must make long-term investments in our research and development capabilities, including product development and equipment customization, develop or obtain appropriate know-how and intellectual property and commit significant resources, including to enhance and prepare our production capacity, before knowing whether our predictions will accurately reflect customer demand for our products and solutions. If we are unable to adapt our products to new technological industry standards, including with respect to the incorporation of enhanced features (such as integrated camera technology or facial recognition) or functionality (such as glove functionality and software interactivity), the market's acceptance of our products and solutions could decline and our results would suffer. Furthermore, even if we are able to develop new products and solutions or enhance our existing products to meet our customers' expectations, if we are unable to achieve such developments on a cost effective basis or at sufficient quality or quantity, our customers may elect not to purchase our products or solutions and we may lose market share.

There are numerous potential alternatives to our display and touch technologies and materials.

        Optically bonded displays are more expensive than organically bonded (or air-gapped) displays and, as a result, may not be best suited for applications, specifically within the consumer electronics market, in which the highest quality performance characteristics (such as highly responsive touch functionality, sunlight readability and shock and temperature resistance) are not required. A number of companies produce organically bonded displays that do not have these high quality performance characteristics, but can compete with our display offerings in other ways. In addition, our optically bonded displays must compete with displays that are optically bonded using different techniques than the ones we employ, including liquid or dry optical bonding using epoxy or polyurethane. Companies are making substantial investments in, and conducting research to, improve the characteristics of these organically bonded displays and alternative optical bonding techniques that may improve functionality or lower the cost of their optically bonded displays. This could cause our customers to choose such products over our offerings. With respect to the cold forming technology we are developing with our collaborator, Corning, alternatives in the market existing, including "hot formed" products. The hot forming process is more complicated and more expensive as compared to the cold forming process, which produces flat glass which is then shaped or molded after processing and held in place by a frame. In the hot forming process, glass is heated and shaped and, once formed, processed (for example, coated or colored). The technical complexities of the process of handling a non-flat glass also results in a significantly lower yield, which increases production costs of hot formed glass. The advantage of hot formed glass, however, is that it is not under mechanical tension after forming, unlike cold formed glass which needs to be held in place by a frame after forming.

        In addition, our metal mesh touch sensor technology is subject to competition from other producers of metal mesh touch sensors that use copper as the conductive material, as well as from silver mesh sensor and nano layer technologies that facilitate touch-enabled display capability. Advances in these technologies may result in increased competition to our metal mesh touch sensor technology, the impact of which may be compounded as enhanced touch-enabled displays replace existing conventional displays.

We face intense competition within our industry and our competitors may introduce new display or touch sensor solutions and specifications faster than we do, at lower prices or with better performance characteristics, may manage to reduce their costs at a greater rate than we do, or may benefit from support from corporate parents. Our failure to compete effectively with them could materially adversely affect our business, net assets, financial condition and results of operations.

        We face global competition in the market for display solutions and competition for our touch sensor solutions. Some of our current and potential competitors may have a number of advantages over us, including:

  •
  a longer operating history;

  •
  greater name recognition and marketing power;

  •
  preferred vendor status with our existing and potential customers, including OEMs and Tier-1 suppliers;

  •
  significantly greater financial, technical, research and development, personnel, sales and marketing and other resources, including benefiting from support from governments or corporate parents;

  •
  the ability to respond more quickly to new or changing opportunities, technologies and customer requirements;

  •
  broader product and services offerings to provide more complete solutions; and

  •
  lower cost structures.

        Consolidation among our competitors could also result in the formation of larger competitors with greater market share and greater financial and technological resources than we have, further increasing competition in the markets we serve. Furthermore, in some cases, our customers for certain products or services, such as consigned optical bonding services, may also be our competitors with respect to other aspects of our business, such as producing enhanced display solutions, and they could cease purchasing products or services from us.

        Despite our planned investments in research and development and engineering, our products and process technologies may fail to keep pace with our competitors' ability to produce new technologies, higher quality display solutions at a lower cost, and our competitors may be able to offer their products on a more price-competitive basis than we can. If our development fails to keep pace, and as a result of the intense competition in the market for display solutions and competition for touch sensor solutions, we may encounter significant pricing pressure and/or suffer losses in market share. For example, our competitors have in the past and may again in the future lower prices in order to increase their market share, which would ultimately reduce the prices we may realize from our customers. If we are unable to defend our market share by continually developing new products and solutions and/or reducing our own cost base, the pricing pressure exerted by our competitors could cause us to lose important customers or lead to falling average selling prices and declining margins. We may not be able to offset the effects of any price reductions with an increase in the number of products sold, cost reductions or otherwise, which could adversely affect our business, financial condition and results of operations. See "Business—Competition" for more information on competition in our business.

A limited number of customers account for a significant portion of our revenue. These customers can exert a significant amount of negotiating leverage over us, and revenue from them can be volatile. The loss of, or a substantial decline in sales to, one or more of these customers could have a material adverse effect on our revenue and profitability.

        For 2019, 2018 and 2017, we derived 76.3%, 82.4% and 90.0%, respectively, of our revenue from our five largest customers, and 30.5%, 28.5% and 41.0%, respectively, of our revenue from our largest customer. We expect this concentration to continue for the foreseeable future, and our results of operations may fluctuate materially as a result of changes in these larger customers' buying patterns. The loss of any significant customer (or customers that in the aggregate represent a significant portion of our revenue) or a material reduction in the amount of business we undertake with such customers could have a material adverse effect on our revenue and profitability. For example, during the year ended December 31, 2019, our revenues declined significantly in our display solutions segment as compared to the comparable period in 2018, due to lower than anticipated sales to certain consumer end-market customers, namely Dell, who experienced delays in their production cycles due to the global shortage in Intel microprocessor chips that are central to their product offerings. The decline in revenue from our display solutions segment was primarily driven by a reduction in revenue from three of our customers, Dell, AU Optronics and Mutto. The decrease in revenue from Dell in this segment was also due to the aforementioned global shortage in Intel microprocessor chips. The decrease in Mutto resulted from its opting to perform the optical bonding process in-house in 2019 using our patented technology. The revenue decrease from AU Optronics resulted from lower sales to a customer of theirs which experienced significant production declines in 2019. Our top customers may decide not to continue to purchase products from us at current levels or at all.

        In addition, our customers can demand and have in the past demanded reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. If we are unable to retain and expand our business with our customers on favorable terms, or if we are unable to achieve gross margins that are similar to or more favorable than the gross margins we have historically achieved, our business, financial condition and results of operations may be materially adversely affected.

        Our customers' negotiating leverage can also result in customer arrangements that may contain liability risk to us. For example, some of our customers require that we provide them with indemnification against certain liabilities, including claims of losses by their customers caused by our products. Any increase in our customers' negotiating leverage, including with respect to indemnification, may expose us to increased liability risk, which, if realized, may have a material adverse effect on our business, financial condition and results of operations.

Because we do not generally have long-term agreements with our customers and our customers generally are not obligated to purchase a minimum quantity of products or services from us, we could fail to match our production with our customers' demand. Our results may suffer if we are not able to adequately forecast demand for our products.

        It is not industry practice to enter into firm, long-term purchase commitments. Sales to our customers are generally governed by framework agreements that do not include minimum purchase quantity requirements. Although we consult with major customers, who typically provide us with forecasts of their product requirements, customers may not contract for products as forecasted, may cancel orders that they do place or reduce the quantities ordered from us for a number of reasons. They may also discontinue their relationship with us at any time. If we are unable to predict accurately the amount of products needed to meet customer requirements, or if customers were to unexpectedly cancel or reduce a large number of orders simultaneously, our production could significantly exceed our customers' demand. This could materially and adversely affect our business, financial condition and results of operations.

        In addition, in the automotive end market, we may be required to deliver products over a long period of time without having any commitments from our customers to purchase minimum volumes of such products throughout that period and/or maintain replacement inventory and spare parts to support post-sale maintenance obligations. This means that our production facilities need to maintain the capability to produce such products over a long period of time, potentially on short notice, including through reserving or re-tooling machines which could be used for other projects, in order to meet demands for our products over time. As a result, we also need to maintain spare inventory in good working condition for extended periods which can be difficult and involve significant expense. In addition, until we are awarded a project and the relevant operating procedures are determined, changes in design, product specification, quantities and materials may occur which could make it difficult for us to meet the customer's demand on the schedule the customer requires. Failure to meet the demands of our customers in the automotive end market could materially and adversely affect our business, financial condition and results of operations, as well as harm our reputation and relationships with our automotive customers.

We are highly dependent on the success of our customers and their sales to certain end markets.

        Our customers are not the end users of our product offerings, but rather they use our products and solutions as a part of their products, which are ultimately sold to an end user. In the case of metal mesh touch sensors, we usually function as a component supplier selling touch sensors to third parties for incorporation into their own finished products, which are subsequently sold to OEMs, Tier-1 suppliers and other suppliers for inclusion in end-user products. Our success depends in large part on the ability of our customers to market and sell their end products that incorporate our products. If any of our customers' end product marketing efforts are unsuccessful or if our customers experience a decrease in demand for such products, our sales and/or profitability will be reduced. Some of the end markets in which our customers operate are characterized by intense competition, rapid technological change and economic uncertainty, and as such we may be unable to replace the revenue associated with the loss of any one key customer with new business relationships. If we are unable to collaborate with and secure design wins with successful OEMs, we may not create meaningful demand for our products. Moreover, if any of our customers choose to focus their efforts on programs and end products that do not incorporate our products and solutions, we may experience decreased demand for our products. Any of these circumstances may materially and adversely affect our business, financial condition and results of operations.

Our business and financial condition may be materially and adversely affected by the ongoing novel coronavirus (COVID-19) pandemic.

        The impact of the COVID-19 pandemic, including widespread illness, market downturns, restrictions on business and individual activities, changes in consumer behavior, and uncertainty regarding the future course of the pandemic, has created significant volatility in the global economy and led to a steep drop in economic activity. While we have taken numerous steps to mitigate the impact of the pandemic on our results of operations, including implementing a work-from-home policy for non-manufacturing employees and alternative production shifts for our manufacturing operations, there can be no assurance that these efforts will be successful. In March 2020, the Chinese government imposed temporary closures of all factories, including our production facilities located in Suzhou, China for a period of one week. In addition, due to travel restrictions within China as a result of the COVID-19 pandemic, it took several weeks after re-opening for our facilities to return to 100% production capacity. In Japan, VTS temporarily halted production for two weeks in March 2020 due to decreased order volume, but has since resumed normal production capacity. In addition, the COVID-19 pandemic has significantly disrupted, and may continue to disrupt, the industries in which our customers do business, including in particular the automotive industry. Such disruptions include the manufacturing, delivery and overall supply chain of our customers and suppliers. As a result, we may experience declines in the production and distribution of our products, and the loss of sales and production volumes may be volatile.

        If the global economic effects caused by the pandemic continue or increase, overall customer demand in certain markets may continue to decline which would have a material and adverse effect on our business, results of operations and financial condition.

        A prolonged downturn in regional and global economic conditions would likely result in us experiencing a significantly negative cash flow.

        In addition, if the COVID-19 pandemic continues or worsens and a significant portion of our workforce, our suppliers' workforce, or our customers' workforce are affected, either directly or due to new or extended government closures, associated work stoppages, facility closures or other similar occurrences could halt or further delay production.

        The full impact of the COVID-19 pandemic on our financial condition and results of operations will depend on future developments, such as the ultimate duration and scope of the outbreak, its impact on our customers and suppliers, how quickly, and to what extent normal economic and operating conditions, and the demand for our products across our end markets can resume and whether the pandemic leads to recessionary conditions in any of our key markets that may continue to impact customer demand and the financial instability or operating viability of our suppliers and customers. While we have not experienced significant supply chain interruptions or material cancellations of orders, the rapid development and fluidity of the situation presents uncertainty and risk with respect to our business, financial condition and results of operations.

We are dependent upon our relationship with Toppan, the minority owner of VTS, with respect to the production and sale of our metal mesh touch sensor technology.

        We produce and sell our metal mesh touch sensors and films through VTS, our subsidiary in which Toppan is the minority investor. In 2019, 17.4% of our revenue was generated by VTS. VTS's business operations were established through a series of commercial agreements between us (or VTS) and Toppan. These agreements include: a shareholder agreement, an intellectual property transfer agreement, an intellectual property license agreement, facility lease agreements, employee secondment agreements a business assistance agreement and an R&D and consignment agreement. Pursuant to these agreements, Toppan transferred patents and patent applications relating to its sensor technologies to VTS. Additionally, Toppan agreed to lease to VTS plant buildings for two manufacturing sites in Japan to produce VTS's products, and to provide the majority of plant employees. VTS's research and development activities are delegated to Toppan under an R&D and consignment agreement. The shareholders agreement also includes certain non-competition, lock-up and deadlock put/call provisions that govern certain of our and Toppan's rights and obligations with respect to VTS. The deadlock put/call provisions additionally provide that in the event of a deadlock between us and Toppan, we could be entitled to or become obligated to acquire all of Toppan's interest in VTS at certain pre-negotiated price thresholds. Under the commercial agreements with Toppan, if Toppan ceases to own an equity interest in VTS, Toppan is permitted to terminate these commercial agreements without our consent.

        Accordingly, the continuation and success of our metal mesh business is highly dependent on Toppan and on our agreements with Toppan. There can be no assurance that we will be able to complete the registration process for any patent applications transferred by Toppan to VTS to perfect VTS's rights in such intellectual property or that VTS will have access to the most qualified Toppan personnel for purposes of carrying out its operations. If any of the commercial agreements with Toppan were to terminate, our relationship with Toppan were to deteriorate or if Toppan elected to prioritize its wholly-owned business over that of VTS, VTS' business operations would be materially and adversely impacted and it would have a material adverse effect on our ability to produce and sell metal mesh touch sensors and recognize the related revenue. In addition, if we were were obligated pursuant to the put/call provisions in the shareholders agreement to acquire all of Toppan's interest in VTS our cash flow in the relevant period would be materially and adversely affected. The occurence of these or related events would have a material adverse effect on our business, financial condition and results of operation and financial condition.

We may not be able to maximize the benefits of our strategic partnership with Toppan or effectively collaborate with them in the future.

        On March 29, 2018, we acquired a 65% interest in VTS from Toppan. We have only jointly operated VTS with Toppan for a limited period of time and continue to develop our strategic relationship. We may not be able to maximize the benefits of our strategic partnership with Toppan in the future or may not collaborate with them effectively, and our failure to do so successfully may have a material adverse effect on our business, financial condition and results of operations, including, among other things, through disruption of operations at facilities we lease from Toppan, loss of Toppan employees providing services to VTS, failure to successfully execute on and maximize the benefits to us under ongoing agreements with Toppan, potential infringement of third-party intellectual property rights by products manufactured by VTS based on intellectual property rights licensed/obtained from Toppan or those developed by VTS with the assistance of Toppan and issues relating to regulatory compliance in production processes operated by Toppan employees.

Winning business is often subject to a competitive selection process that can be lengthy and requires us to incur significant expense, and we may not be selected.

        In many cases, we must win competitive selection processes, resulting in so-called "design wins," before we can supply customers with our products and solutions. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. The new product selection processes we seek to enter are determined by our sales team based on their judgment and experience. Even if we are successful in obtaining design wins, there is no guarantee that our sales team will have identified and pursued the most lucrative selection processes or those that will lead to the development of industry-leading technologies. Because we typically focus on only a few customers in a given product area, the loss of a design win may result in our failure to have our technologies added to new generation products in that area. This can result in lost sales and could hurt our position in future competitive selection processes to the extent we are not perceived as being a technology leader.

        After winning a product design for one of our customers, we may still experience delays in generating revenue as a result of lengthy customer development and design cycles or we may be unable to ramp up production for customers, in particular new customers, on a timely basis. In addition, a change, delay or cancellation of a customer's plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, even if a design is introduced, if our customers fail to successfully market and sell their products, it could materially adversely affect our business, financial condition, and results of operations.

We may not realize our strategies, including our goal of becoming a design partner to OEMs.

        Our goal is to become a leading supplier to Tier-1 suppliers and a direct design partner to OEMs, specifically within the automotive market to further our goal of becoming an integrated system provider. However, we may be unsuccessful in achieving this goal. We believe our primary risk to achieving this goal is related to maintaining and developing required design resources in timely manner. In addition, overall demand and market conditions may impact our ability to achieve this goal.

        Furthermore, even if we are able to collaborate with key OEMs as a design partner to incorporate our products and solutions into their end products, there are always unforeseeable risks such as technical problems, which could result in OEMs reducing their use of our products and solutions or ceasing their collaborations with us entirely.

Our OEM, Tier-1 supplier and other customers' product offerings can be subject to lengthy development periods, making it difficult to predict when and whether we will receive revenue for our products that are incorporated into their offerings.

        The product development process for our OEM, Tier-1 supplier and other customers can be lengthy, and in some instances may last for longer than two years. We may not earn revenue from our solutions unless and until products featuring our technologies are shipped to our customers, and prior to such time we may incur unreimbursed costs, which at times may be significant, for product development. Throughout the product development process, we face the risk that a manufacturer or supplier may delay the incorporation of, or choose not to incorporate, our technologies into its products, making it difficult for us to predict the revenue we may receive, if any. Furthermore, the expectations set out by our OEM and supplier customers in our framework agreements with respect to the timing for shipment of end-user products and realization of related revenue and ongoing sales forecasts may be inaccurate in whole or in part. After a product launches, our revenue still depends on market acceptance of the end-user product and the option packages if our technology is an option (for example, a navigation or entertainment unit), which are likely to be determined by many factors beyond our control.

Our solutions are one of many components incorporated into our customers' product offerings and our business may be harmed, potentially significantly, if our direct customers experience delays in the production of their product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions.

        Our customers generally use our products and solutions as a component or portion of their offerings to their own customers, who in turn sell these offerings to end users. Accordingly, our success depends in large part on the ability of our customers to market and sell their offerings that incorporate our products and solutions. Our customers' product offerings are usually complex and may involve many different systems and components, and their ability to sell their products depends on many factors, including the availability of component parts, raw materials and other necessary services; the proper functioning of each of these components and the timeliness and effectiveness of their own processes. Supply delays, raw material shortages or the failure or under-performance of components unrelated to our products and solutions may impact our business even when we are able to deliver our products and services timely and defect-free. These factors may cause delays in our customers' production cycles, may cause our customers to cut back or delay their purchases of our products and solutions or may lead them to cease purchases from us entirely for periods of time while they address their production issues. Because our customer agreements typically do not specify minimum order requirements by our customers, our customers usually have no obligation to purchase our solutions if they experience supply issues unrelated to our solutions, or to make any prepayments to us. For example, during the year ended December 31, 2019, our revenues declined significantly in our display solutions segment as compared to the comparable period in 2018, due to lower than anticipated sales to certain consumer end-market customers, namely Dell, who experienced delays in their production cycles due to the global shortage in Intel microprocessor chips that are central to their product offerings. The decline in revenue from our display solutions segment was primarily driven by a reduction in revenue from three of our customers, Dell, AU Optronics and Mutto. The decrease in revenue from Dell in this segment was also due to the aforementioned global shortage in Intel microprocessor chips. The decrease in Mutto resulted from its opting to perform the optical bonding process in-house in 2019 using our patented technology. The revenue decrease from AU Optronics resulted from lower sales to a customer of theirs which experienced significant production declines in 2019. During any period in which one or more key customers materially reduces or suspends purchasing our products or solutions we may incur stranded costs or accumulate inventories that are not readily saleable to other customers or at all and we may be unable to shift our production capacity to other projects that have equivalent or more favorable cost structures. Production issues or delays like these may occur in the future, often with little or no advance notice. As a result, any issues with respect to the manufacture or production of our customers' products could materially and adversely affect our ability to sell our solutions and may materially and adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers, some of which are sole sources, and our business could be disrupted if they are unable to meet our needs.

        We depend on a limited number of suppliers of our key materials, including bonding materials and custom equipment used to manufacture and test our products, and key design tools used in the design, testing and manufacturing of our products. We currently source all of our requirements for the silicone base materials used in our VIA bond plus from a sole supplier, Wacker Chemie AG, or Wacker. With suppliers other than Wacker, we do not have long-term agreements and instead purchase materials and equipment through a purchase order process. As a result, these suppliers may stop supplying us materials and equipment, limit the allocation of supply and equipment to us due to increased industry demand or significantly increase their prices at any time and with little or no advance notice. From time to time, our suppliers have limited supply or change their pricing terms with little or no advance notice, and our agreements with them generally do not provide remedies for such events. The impact to us of such adverse actions by our suppliers in the future could be heightened because of our reliance on sole source suppliers or a limited number of suppliers and could result in delivery problems, reduced control over product pricing and quality, including because our sole source suppliers could prioritize other customers' business over ours. These suppliers could also exert a significant amount of negotiating leverage over us, which may require us to accept higher prices or other obligations in order to maintain or expand our relationship. Some of our suppliers may experience financial difficulties that could prevent them from supplying us materials, or equipment used in the design and manufacture of our products. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as labor issues, political unrest or natural disasters. Our suppliers, including our sole source suppliers, could also determine to discontinue the manufacture of materials, components, equipment or tools that may be difficult for us to obtain from alternative sources. In addition, the suppliers of design tools that we rely on may not maintain or advance the capabilities of their tools in a manner sufficient to meet the technological requirements for us to design advanced products or provide such tools to us at reasonable prices.

        Further, the industry in which our suppliers operate is subject to a trend of consolidation. To the extent this trend continues, we may become dependent on even fewer suppliers to meet our material and equipment needs. In the event we need to establish relationships with additional suppliers, doing so may be a time-consuming process and would require significant training and education of such suppliers, and there are no assurances that we would be able to enter into necessary arrangements with these additional suppliers in time to avoid supply constraints in sole sourced components or that such suppliers would be able to immediately perform at levels required to meet our requirements and/or specifications.

We are dependent upon Wacker as the sole source of the base silicone material used in our VIA bond plus adhesive. Should Wacker become unable to supply us with sufficient quantities of these materials, we may be unable to replace these supplies with alternative materials quickly, on reasonable terms or at all.

        Wacker is the sole supplier to us of the base silicone material we use to prepare our VIA bond plus adhesive, a critical element in our optical bonding process. We are party to a Framework Cooperation Agreement with Wacker, dated April 8, 2019, that replaced an earlier agreement between Wacker and us originally signed in 2013. Wacker currently produces silicone materials in accordance with specifications we have provided, and in the context of our commercial relationship with Wacker, those specifications have been refined and developed over a period of years under the prior agreement.

        With respect to the continued supply of silicone materials, the new Framework Cooperation Agreement provides as follows: (i) Wacker is required to exclusively provide us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker's liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement. The Framework Cooperation Agreement has an initial term ending December 31, 2021 and thereafter automatically renews for successive one year terms unless it is earlier terminated on six months' advance notice.

        The new Framework Cooperation Agreement also establishes Wacker and us as development partners for materials in the area of optical bonding. The agreement further provides that it is not intended to affect any pre-existing intellectual property rights of the parties or to effect any cross-licensing of intellectual property.

        We have qualified an alternative supplier for a different silicone material to use in the preparation of the bonding adhesive employed in our optical bonding process if Wacker is at any time unable to fulfill our requirements. However, we may be unsuccessful in obtaining alternative sources of supply if such supplier, or any alternative suppliers, are unable to deliver silicone materials of the same quality or quantity, on similar commercial terms or in as timely a manner as Wacker has delivered silicone materials in the past. We must also ensure that we do not infringe any intellectual property rights of others, including Wacker, in our sourcing from alternative suppliers. Further, Wacker could insist on price increases that will not be acceptable to us, including price increases effective in 2021, and therefore result either in the termination of the agreement, which could cause uncertainties in the sourcing of the base silicone material, or, if we have no reasonable alternative to accepting the higher prices, could cause our margins to decrease. If we are not able to secure an alternate source of supply for our bonding material, on commercially reasonable terms, our ability to fulfill customer orders could be materially and adversely impacted and we could experience a material and adverse effect on our financial condition, results of operations or cash flows.

We have a limited number of suppliers and our business may be harmed if they were to interrupt supply or increase prices.

        Any supply deficiencies in the industry relating to the quantities of materials, equipment or tools we use to design and manufacture our products, or a reduction in the quality of such materials, equipment or tools, could materially and adversely affect our ability to fulfill customer orders and, as a result, our results of operations. Our manufacturing operations depend upon obtaining deliveries of base equipment at reasonable prices and on a timely basis to enable our customization and utilization of such equipment in our manufacturing process. Our proprietary equipment is sophisticated and complex and it may be difficult for us to rapidly substitute one supplier for another or one piece of equipment for another. We aim to have multiple suppliers for all equipment needed in our production processes, but given that we operate in a highly technologically driven market, there may be a limited number of suppliers available for certain customized production equipment.

        In addition, lead times for the purchase of certain materials, equipment and tools from suppliers have increased and in some instances have exceeded the lead times provided to us by our customers. In some cases, these lead time increases have limited our ability to respond to or meet customer demand. We have in the past, and may in the future, experience delays or reductions in supply shipments, which could reduce our revenue and profitability. In addition, potential regulatory changes, including tariffs or other restrictions imposed by the United States or others, could in the future prohibit, or increase our costs relating to, the use of suppliers in certain regions, including China. If key components or materials are unavailable or limited in availability, our costs would increase and our revenue would decline.

        The expansion of production facilities by us or malfunction of our current equipment may put additional pressure on our supply chain. If we are unable to obtain any equipment necessary to expand our production capacity in a timely manner, we may be unable to ramp up production according to our plan or fulfill our customer orders, which could negatively impact our business, financial condition and results of operations.

We operate without contracts with some of our suppliers.

        In the ordinary course of business and consistent with industry practice, we operate without contracts with some of our suppliers, particularly in Asia. These suppliers currently include suppliers of off-the-shelf displays that we incorporate into certain product offerings. In the event that we encounter any disruptions or disagreements with these suppliers, we may face difficulty in seeking remedies and enforcing judgments in the absence of a contract governing our commercial relationship with these suppliers. In addition, some agreements with our suppliers have expired and have not been re-negotiated. Any inability to enter into new agreements with these suppliers in a timely manner could result in us having to agree to less favorable terms, could disrupt our supply of materials and could increase our risk of litigation in the event that these suppliers cease performing under the prior contracts during the course of our negotiations with them.

We may face volatility in the prices or availability of certain components and raw materials used in our business, which could adversely impact the competitive position of our products or may result in a decrease of margins and profits.

        We use various components, including silicones, cover lenses, backlights, display housings, and raw materials, such as copper, in our products. The costs of components and raw materials depend to a large extent on the world market prices, which may be subject to significant fluctuations beyond our control.

        If the prices for raw materials and purchased components were to rise, our manufacturing costs could increase. If our manufacturing costs increase, we could be forced to cover our need for these raw materials and purchased components with higher prices of our products, which could result in lower sales, or if we are not able to increase prices due to fixed price contracts, competitive pressure or otherwise, to lower margins and profitability. We do not hedge raw material prices. Furthermore, to the extent that we rely on components that are pre-assembled or manufactured for others, a shortage in such components would require us to find alternative manufacturers of these components or to manufacture these components ourselves, which may be time consuming, costly or not possible.

        Shortages of necessary raw materials or component parts may also cause a sharp rise in their prices. In the event of any disruption or delay in supply, it may be difficult to locate alternative sources of components from one or several suppliers and doing so may require a significant amount of time and resources. A delay in the delivery of necessary raw materials or component parts could result in delays in projects or delivery of products, which could ultimately delay deliveries of our products to our customers. If we were permanently to lose a supplier of or access to important raw materials or component parts, we also might be forced to alter the design of certain of our products in order to use raw materials or component parts from other suppliers. In extreme cases, this could mean that we would be at least temporarily unable to produce, supply or service certain of our products. Such inability could impair our relationship with our customers and have a material adverse effect on our business, financial condition and results of operations.

        We utilize floating and fixed pricing arrangements with our customers. Unless specifically agreed with customers, if a contract with a customer provides for fixed prices, it is generally difficult for us to pass on increased prices for raw materials and purchased components. Sustained increases in prices for raw materials and purchased components that cannot be passed onto our customers would have a material adverse effect on our business, financial condition and results of operations.

We face payment risk from our customers.

        We are subject to a number of trade risks including long accounts receivable payment cycles and difficulties in collecting accounts receivable in certain countries. For example, our accounts receivable are generally subject to 60 to 90 day payment cycles. We may be unable to successfully manage all of these risks, many of which are outside our control, which could lead to payment default by a customer.

        We currently have no insurance coverage for such payment defaults. Delays in the implementation of, or in payments related to, significant orders and projects may also have a negative effect on the timing of our revenue, which may adversely impact our operating results and our ability to make capital expenditures or investment in research and development. Any interruption in the realization of our revenues could require us to engage in short term borrowings under our existing working capital financing facilities, or require us to seek additional sources of financing, in order to meet our working capital requirements, which would result in increased borrowing costs. These would impact our profitability, assuming we are able to source such borrowings; if we are unable to finance our capital expenditures or research and development activities in full or in part, it could materially affect our business, financial condition, and results of operations.

We may misallocate our research and development resources or have insufficient resources to conduct the necessary level of research and development to remain competitive.

        As display technology becomes more advanced, and as we implement our strategy, we expect our research and development costs to grow, including as a percentage of our revenues, and we may be unable to keep increases in these costs from adversely affecting our profitability. We may also devote research and development resources to technologies or products that turn out to be unsuccessful. Commitments to developing any new product must be made well in advance of sales, and customer demands and technology may change while we are in development, rendering our products outdated or uncompetitive before their introduction. We must therefore anticipate both future demand and the technology features that will be required to supply such demand. If we suffer from reduced revenues or cash flows or incur losses as a result of a market downturn or otherwise, we may not be able to devote sufficient resources to the research and development needed to remain competitive in a timely manner or at all. Our failure to properly allocate research and development resources could materially and adversely affect our business, financial condition and results of operations.

If there is a decline in the average selling prices of display or touch sensor solutions we sell, or if prices decrease faster than we are able to reduce our costs, our margins may be adversely affected.

        The average selling prices of our display solutions, including optical bonding and metal mesh technology, may decline as a result of, among other factors, technological advancements leading to cost reductions and increased competition. In general, the prices of new products in our target markets generally decline over time. Although we seek to focus our efforts on technologically advanced solutions that we believe to be less susceptible to these downward pressures on selling prices, we may not succeed in prioritizing these higher margin products in our product mix, or prices of these products may also fluctuate or decline, albeit at a slower rate. The average selling price for the display solutions we produce may decrease faster than we anticipate and are able to reduce our manufacturing costs. We may also be unable to keep pace with technological advancements in our end-marks, enabling our competitors to produce more competitive technologies for which our customers are willing to pay higher prices. The potential loss of customers, competitive lead, and market share would adversely affect our gross margins would decrease and our business, financial condition and results of operations may be materially and adversely affected.

Products that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use may not be readily marketable or could impose significant costs on us.

        The design and production processes for our display solutions are highly complex. It is possible that we may produce products that contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally.

Our product offerings are complex and may contain undetected defects, which could lead to product reworks or recalls and harm our reputation and future sales.

        Our enhanced display head assemblies and subassemblies involve the production and combination of several highly technical components, many of which involve fragile materials. Our metal mesh touch sensors are customized to meet customer specifications and involve a multi-stage process to generate a metal mesh film, imprint the touch sensor panel and blacken the conductive copper material. A defect or error could occur in any step of our production process, including defects that would not be readily apparent upon completion of production. Any failure to provide high quality and reliable products, whether caused by our own failure or failures of our suppliers or Original Equipment Manufacturer, or OEM, customers, could damage our reputation and reduce demand for our products and services. Our products have in the past contained, and may in the future contain, defects, some of which may go undetected for some time. For example, certain displays made for one of our customer experienced peeling issues in the past. Some deficiencies in our products may only be discovered after a customer's product incorporating our solution has been delivered to end users or may only be detected in use under certain operating conditions. Given the technical sophistication of most of our products, we may encounter problems or delays with our products, despite the technical validation processes and testing we implement. Any defects discovered in our products after delivery could result in reworking of returned products or product recalls, including recalls of our customers' products to the extent a defect is only discovered after commercial release of our customers' products. Any defects, reworks or product recalls could result in loss of revenue, loss of customers, and increased service and warranty costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

We have substantial sales and operations in China, which exposes us to risks inherent in doing business there.

        Our business operations in China and our sales to Chinese customers are critical to our success. As of December 31, 2019, we had approximately 436 employees, including contractors, at our production facility in Suzhou. Moreover, in 2019, approximately 41.9% of our revenues were derived from China. As a result, downturns in the Chinese economy could materially adversely affect our results of operations. For example, our revenues declined 20.1% in 2019 in part due to an economic slowdown in China. The Chinese economy differs from the economies of other developed countries in many respects, including the level of government involvement, level of development, growth rate and control of foreign exchange and allocation of resources. The Chinese economy to some extent has been in a long-term transition from a planned economy to a more market-oriented economy. Despite some reforms of this nature, the government continues to exercise significant control over China's economy by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. We cannot predict the future economic policies of the Chinese government or their effect on the regional or global economy, or on us or our business and industry, and we cannot predict other governments' economic policies toward China.

        The imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. For example, in recent years the U.S. government imposed and proposed, among other actions, new or higher tariffs on specified imported products originating from China in response to what it characterizes as unfair trade practices, and China has responded by imposing and proposing new or higher tariffs on specified products including some semiconductors fabricated in the United States. There can be no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate these tariffs. These tariffs, and the related geopolitical uncertainty between the United States and China, may cause decreased end-market demand for our products from distributors and other customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, certain of our future foreign customers may respond to the imposition of tariffs or threat of tariffs on products we produce by delaying purchase orders, purchasing products from our competitors or developing their own products. In addition, we may need to expand our manufacturing operations in countries other than China, such as the Philippines, in order to meet customer demands. Ongoing international trade disputes and changes in trade policies and the political and economic environment could also impact economic activity and lead to a general contraction of customer demand. Future actions or escalations by either the United States or China, or other countries, that affect trade relations may also impact our business, or that of our suppliers or customers, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

        Our ability to operate in China may also be materially adversely affected by changes in Chinese laws and regulations such as those related to, among other things, taxation, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits and overtime policies and other matters. Our operations in China are subject to numerous laws, regulations, rules and specifications relating to human health and safety and the environment. Applicable laws, rules and regulations often lack clarity and it is difficult to predict how any of these laws, rules and regulations will be enforced. If we or our employees or agents violate, or are alleged to have violated, any of these laws, rules and regulations, we or our employees could be subject to civil or criminal penalties, damages or fines, or our employees or agents could be detained, imprisoned or prevented from entering China, any of which could materially adversely affect our business, financial condition and results of operations.

We may be subject to product liability suits and losses in sales, which could adversely affect our business.

        Products or systems we develop or inputs third parties produce for inclusion in our product offerings may have quality defects or fail to meet specifications and requirements. If such a defect were to arise, it could result in a product recall or a product liability claim against us and we have been subject to immaterial product liability claims from time to time. Any such recalls or product liability claims could be costly, could harm our reputation, could lead to customer losses or affect our ability to sell our products and could have a material adverse impact on our business, results of operations and financial condition or cause our products to be less attractive to customers than those of our competitors.

We face risks relating to our contractual and statutory warranties.

        We grant comprehensive contractual warranties to our customers on the products we develop and sell, which typically last for 12 months and in some cases up to 36 months and in some rare cases longer. This includes, to some extent, guarantees on the performance of our products and services for contractually determined periods of time. In addition, statutory warranties also apply to our products. In the future we could be subject to substantial claims under warranties, especially in the case of an unexpectedly large volume of product failures.

Risks Related to Our Intellectual Property

We may not be able to protect our trade secrets and other confidential information.

        While some of our technology is covered by process patents that we own or have applied for, or is licensed under patents belonging to others, such as Corning with respect to their cold forming technology and Toppan with respect to our metal mesh touch sensor technology, much of our key technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered intellectual property rights. In order to protect our trade secrets, know-how and proprietary information, we rely in significant part on confidentiality arrangements and invention assignment agreements with our employees, licensees, independent contractors, advisers, resellers and customers. We have not have entered into confidentiality arrangements or invention assignment agreements with all of our past and present employees, licensees, independent contractors, advisers, resellers and customers. This exposes us to the risk that these persons could claim that we use or infringe on their intellectual property rights. Even when we have entered into such an agreement, these arrangements may be difficult and costly to enforce and may not be effective to prevent willful or unintentional disclosure of confidential information, including trade secrets or may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Also, effective trade secret and know-how protection may not be or, due to changes in trade secret or employment law, may no longer be available in every country in which our services are available or where we have employees or independent contractors. In addition, if others independently discover trade secrets and proprietary information we would not be able to assert trade secret rights against such parties.

        Because we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies will be able to replicate our technology, thereby reducing the technological advantages we believe we possess today. Our customers, including certain licensees who are also our competitors, could misappropriate our intellectual property. If we do not adequately protect our technology or are legally unable to do so, or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies using technology similar to ours, which may adversely affect our business, financial condition and results of operations.

If we are unable to obtain patent protection for or otherwise protect our intellectual property rights, our business could suffer.

        We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements and other contractual arrangements with our employees, customers and others to protect the intellectual property that is important to our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

        Any of our existing or future patents or other intellectual property rights may be challenged, invalidated or circumvented, or may otherwise fail to provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or may choose not to file applications for patents corresponding to our U.S. and EU patents in other jurisdictions. The laws of certain countries outside the United States and European Union may not provide the same level of patent protection as in the United States and the European Union, so even if we assert our patents or obtain additional patents in countries outside of the United States and the European Union, effective enforcement of such patents may not be available.

        For example, the legal regime of intellectual property protection in China is still evolving. The level of protection available for intellectual property in China differs in significant respects from that of other jurisdictions and may be viewed as insufficient under certain circumstances due to local judicial protectionism, challenges in obtaining evidence and comparatively small damage awards. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Protection of intellectual property in China can be costly, and we may be unable to promptly become aware of and police any unauthorized use of our intellectual property in China. If the measures we take to protect our intellectual property under Chinese law are inadequate, we may incur losses arising from infringement of our intellectual property by parties providing services or selling products that employ our technology or are based on it and that are competitive with our services or products. In 2016, we filed a patent dispute claim against a competitor in Chinese court, alleging infringement by the competitor and disputing ownership of four patents relating to our optical bonding process, and we ultimately withdrew the case after determining we had a low likelihood of success. We may face similar scenarios in the future.

        Furthermore, patents are jurisdictional in nature and therefore only protect us in certain markets, rather than globally. In addition, patents and some other intellectual property rights are only granted for a limited period of time and our ability to compete may suffer from the expiration of some of these rights.

        In addition, competitors may infringe, misappropriate or otherwise misuse our intellectual property. Costly and time consuming litigation could be necessary to enforce our intellectual property against such third-party infringement, and such litigation may be unsuccessful in whole or in part. We may not have sufficient financial or other resources to conduct such actions, which typically last years before a legal judgment or settlement is obtained. If we are not adequately protected, our competitive position and results of operations could be harmed.

We may be subject to claims that our intellectual property infringes the rights of others. These claims may be expensive and time-consuming to defend, and we may be prevented from manufacturing, licensing or selling products or marketing services that are determined to infringe upon the rights of others.

        While we strive to avoid infringing the intellectual property rights of third parties, we may fail to avoid infringement claims being made against us. Our products and technology, including the technology that we obtain from third parties, may infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, patent infringements may also result from our use of processes and products, and our other activities in the ordinary course of business. We may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products in our or adjacent business fields.

        Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or of the final resolution of such claims, could cause us to incur potentially significant costs in responding to, defending and resolving such claims. In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third-party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation. We may be prevented from using technology that a contracting party may claim was developed jointly with it. We may be required to enter into license agreements, to resolve these claims, obligating us to pay royalty fees, which may be material, to make use of third parties' intellectual property, to develop non-infringing substitute technology (which may be time consuming, costly or ultimately unsuccessful) or to enter into costly settlement agreements on terms that are unfavorable to us, for example by preventing us from manufacturing or licensing certain of our products or technologies with respect to which we currently believe we have unfettered rights. We may also find ourselves required to indemnify our sales agents, our customers or the end users of our products or services against infringement claims made against them based on our products or services. We may also be subjected to injunctions restricting our sale of allegedly infringing products and our use of allegedly infringing technology. This could cause severe disruptions to our operations or the markets in which we compete. Furthermore, an adverse decision in any legal action involving intellectual property rights or an unfavorable settlement agreement could limit the scope of our intellectual property rights and the value of the related technology.

        Therefore, any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets and know-how of their former employers.

        Certain of our past and present employees, consultants and independent contractors were previously employed at other display solutions companies, including our competitors or potential competitors. Some of these employees, consultants and independent contractors may have executed invention assignment agreements and/or non-disclosure and non-competition agreements in connection with their previous employment. Even in the absence of such agreements, such employees, consultants and independent contractors may be prohibited from sharing proprietary information or know-how of their former employers. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these persons have used or disclosed intellectual property, including trade secrets or other proprietary information, of their former employers, which may lead to disputes regarding ownership of intellectual property created by such employees, consultants or independent contractors. We are not currently aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. As we expand our operations into the United States and elsewhere, we may face similar claims with regard to our future employees in these countries.

Certain of our employees and patents are subject to German legal provisions on employee inventors.

        Many of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants in connection with their work are subject to the provisions of the German Act on Employees' Inventions, which regulates the ownership of, and compensation for inventions made by employees. Under this Act, an employer may generally demand rights to an invention made by an employee and is deemed to have done so if the employer does not "release" the invention within four months after the employee gives notice of the invention. The employer must pay appropriate consideration, generally in the form of a single payment or royalties on the future revenue derived from such invention, and this might have to be revised, if the circumstances on which the calculation of the consideration was based change so significantly that the previous agreement becomes unacceptable for one side. We face the risk that disputes can occur between our current or former employees pertaining to alleged violations of the Act on Employees' Inventions. Any such actions may be costly to defend and may take up our management's time and efforts whether or not we ultimately prevail in the dispute. If we are required to pay additional compensation or face other disputes under the Act on Employees' Inventions, our business, financial condition and results of operations could be adversely affected.

Obtaining and maintaining our intellectual property protection depends on compliance with various procedural, documentary, payment and other requirements imposed by governmental agencies, and our patent and other intellectual property protections could be reduced or eliminated if we fail to comply with these requirements.

        Periodic maintenance fees on any issued patent, trademark and design and utility model are due to be paid to the U.S. Patent and Trademark Office (USPTO) and other intellectual property agencies in countries in which we currently hold patents (such as Japan, Taiwan, China and Germany), in several stages over the lifetime of these rights. The USPTO and various other governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our exclusive licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position would be adversely affected.

Risks Related to Our Operations

We may not be able to manufacture our products in the requested time frame or in volumes sufficient to meet customer demands, which could result in delayed or lost revenue and harm to our reputation.

        Given the high level of sophisticated functionality embedded in our products, our manufacturing processes are complex. We may need significant time and resources to set up manufacturing lines and tailor their processes to meet specific customers' product requirements. Therefore, it may take us longer than anticipated or cost us more than we had budgeted to set up our production lines.

        The complexity of our manufacturing processes may also make it difficult for us to ramp up our production volumes to the levels required to fulfill our customers' orders on time or cause us to be unable to fulfill their orders at all. These difficulties may result in lower manufacturing yields and may make it more difficult for us to scale to higher production volumes in respect of certain products or overall. If we are unable to manufacture our products in the requested time frame or in volumes sufficient to meet demand, our customers could postpone or cancel orders, or seek alternative suppliers for these products. They could also seek to replace the products they had ordered from us with products that are easier to manufacture and that accordingly produce less revenue. Any of these events would harm our reputation and ability to win additional business, adversely affecting our results of operations, including our ability to generate revenues from new customers.

        If we are successful in winning additional contracts and increasing our order levels, we may need to add additional facilities in the future to meet customer demand. If we are not able to build or acquire and open such facilities in a timely and cost-effective manner, we may not be able to produce our products in volumes or at the times required. Furthermore, even if we are able to open new production facilities, if the operations at those facilities or at our existing facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, we could also suffer lost orders or cancellations, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our business, financial condition and results of operations.

We may not be able to manage the expansion of our operations effectively in order to achieve projected levels of growth.

        We have expanded our operating capacity significantly in recent years, including relocating our headquarters and one of our manufacturing facilities to Nuremberg, Germany in April 2018. Our current business plan calls for further expansion and operating improvements over the next several years, including cold forming production, improvement in automation in our facilities in Germany and Japan and expanding our geographical operations. If we do not make these expansions, we may be unable to grow our business as quickly as we aim to and may be unable to get design wins for certain customer projects, such as the manufacturing of large displays in capacities that exceed what we are currently capable of producing. If we are unable to improve and increase automation of production, we may be unable to improve the scaling of our margin. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve the planned broadening of our product offerings and client base and our ongoing international growth. Failing to adequately upgrade our production infrastructure, including increasing automation of our manufacturing process, or to maximize our production capacity, could have a negative impact on our ability to satisfy our customers' orders and could adversely affect our results of operations. In addition, we must increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. Our ability to successfully increase our development, marketing, organizational capabilities and service efforts is not guaranteed, and if we are not able to successfully increase such efforts, our ability to grow our business as intended may be hindered, which could adversely affect our business, financial condition and results of operations.

We may be unable to recoup our investments if we bring new production facilities online in times of overcapacity.

        It is difficult to predict future supply and demand in the market for our display solutions. It takes up to two years to plan, finance, construct and equip a new facility. Therefore, we must make any decision to build a new facility, or to re-equip or re-organize an existing facility, with a forecast of what the supply and demand ratio is likely to be when the facility comes online. We must also consider that the supply and demand ratio may be subject to change due to changes in market conditions. In addition, our investments in new facilities may not generate a return due to there being no addressable market, or the former addressable market shifting between the time planning on the facility commences and the time the facility comes online. The capital expenditures required to construct and equip a new facility would be significant, partially as a result of our need to ensure that any new facility complies with environmental, health and safety and other regulatory requirements. For more information, see "Business—Government Regulation."

        If prices decline during the time when we are ramping up production at new facilities, or if we fail to receive the necessary amount of customer orders, this could force us to decide to suspend manufacturing at these facilities. This would also prevent us from recouping our investments as planned or at all, which could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage the expansion of our workforce in order to support our projected levels of growth.

        Because our products are often designed in close collaboration with our customers, our manufacturing and production teams, along with our sales and research and development personnel, are often actively involved in multiple stages of our customers' product design, development and production processes. As our business continues to grow, we intend to expand our operations within these groups over the next several years, including cold forming production and improvement in automation in our facilities in Germany and Japan. To support these upgrades and enhancements, we intend to increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. We may not be able to successfully manage this expansion. We may not be able to hire, retain, or accurately predict the size, skills or experience of the workforce needed to increase and support such efforts. If we fail to successfully increase our development, marketing, organizational capabilities and service efforts, we may not be able to grow our business as intended, which could adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain key management or other key scientific or other personnel.

        Our success depends on the continued service and performance of our senior management and other key personnel, including personnel provided by Toppan in connection with our subsidiary VTS. Our senior management team is critical to the global management of our business and operations, as well as to the development of our strategy. The loss of any members of our senior management team could delay or prevent the successful implementation of our growth strategy or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time, even though they have service agreements with us. High demand exists for experienced senior management and other key personnel in our industry, and there can be no assurance that we will be able to retain such senior management or key personnel. We do not carry key-man insurance on any member of our senior management team.

        Our growth and success will also depend on our ability to attract and retain additional highly-qualified scientific, technical, sales and managerial personnel as well as accounting and finance personnel with appropriate public company experience. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience than us, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical personnel, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs and affecting our profitability.

Our management team has limited public company experience.

        We have never operated as a public company. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. We will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to publicly listed companies, including requirements relating to corporate governance, listing standards, notification requirements and securities and investor relations issues, which will divert management attention and may prove costly. As a public company, we will need to add new functions, such as investor relations, and will need to devote attention to compliance and to the controls required of public companies and related training of personnel. We will incur additional costs and expenses in connection with those functions. For instance, we may need to hire additional employees to satisfy those functions or may need to rely on consultants for certain purposes. If we utilize the assistance of consultants to aid with compliance as we transition to being a public company, we may incur increased consultancy fees. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of The New York Stock Exchange. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects.

We have identified a material weakness in our internal controls over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.

        Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with the other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected by the company's internal controls on a timely basis.

        Prior to this offering, we have been operating as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting. We have historically operated with limited accounting personnel and other resources with which to address our internal controls over financial reporting.

        In connection with the audit of our 2019, 2018 and 2017 financial statements in preparation for this offering, our auditors identified a material weakness, primarily related to the lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training and a lack of consistent application of accounting processes and procedures by our accounting personnel. These deficiencies constitute a material weakness in our internal controls over financial reporting in both design and operation. As a result of the material weakness, a material error was discovered that required restatement of the 2018 consolidated financial statements for accurate presentation in accordance with International Financial Reporting Standards. Additionally, management failed to identify audit adjustments in various areas including but not limited to income taxes and lease accounting. The material weakness remained unremediated as of December 31, 2019. For more information about this restatement, refer to Note 2.4, Restatement of Prior Year, in our audited consolidated financial statements included elsewhere in this prospectus.

        We have commenced a plan to remediate this material weakness; however, our overall control environment is still immature and may expose us to errors, losses or fraud. Our remediation plan includes the hiring of additional staff that have begun to address this weakness. Additionally, we intend to document and implement consistent accounting policies and procedures and provide additional training to our accounting and finance staff. We currently expect that we will have completed our plan to remediate this weakness within the next twelve months, assuming that we do not identify any additional deficiencies and that implementation of our plan progresses in accordance with present expectations. However, we cannot at this time, provide an estimate of the costs we expect to incur in connection with implementing our plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weakness or successfully rely on outside advisors with expertise in these matters to assist us in the preparation of our financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our ADSs to decline.

        In addition, we assessed the presentation of our consolidated statement of operations and other comprehensive income (loss) and concluded that it was necessary to restate our previously issued financial statements for the year ended December 31, 2018 in order to correct an error in presentation. We restated certain production-related costs from general administrative expenses to cost of sales within our Sensor Technologies segment. For more information about this restatement, refer to Note 2.4, Restatement of Prior Year, in our audited consolidated financial statements included elsewhere in this prospectus.

As a consequence of becoming a public company, we will be subject to additional regulatory compliance, including Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to comply could have a significant and adverse effect on our business and reputation.

        As a public company and for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Beginning with our Form 20-F for the fiscal year ending December 31, 2021 we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require our senior officers to certify financial and other information in our annual reports and attest to the effectiveness of control over financial reporting.

        Furthermore, once we cease to be an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. As a result, for so long as we are entitled to avail ourselves of such relief or exemptions we will not obtain an independent assessment of the effectiveness of our internal controls which could detect problems that our management's assessment might not and our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all instances of fraud.

        If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or auditors about the effectiveness of our internal controls, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs to improve our internal controls system and to hire additional qualified personnel. Any such action could negatively affect our business and reputation.

        To achieve compliance with Section 404 within the prescribed period, we will be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Hence, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which the ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources, and have a significant and adverse effect on our business and reputation.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

        Prior to this offering we were not required to maintain internal controls over financial reporting that complied with the obligations of a public company and there is no guarantee that we will be able to implement adequate procedures in a timely manner, or at all. Consequently, we may be unable to detect and react to risks arising in the course of our business. In addition, any failure to establish or maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud.

        An inability to adapt our internal controls as well as our reporting and risk management procedures to the requirements of a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. As a public company, and particularly if we were to lose our status as an emerging growth company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

        We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

        As part of our growth and product diversification strategy, we intend to continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies. We also intend to expand the breadth of markets we can address or enhance our technical capabilities by adding capabilities or technology that we do not have in-house, including by expanding our in-house software capabilities. We aim to become an integrated display system provider in all of our markets by combining system design, interactive displays, other hardware components and software functionality to create fully integrated display systems. We may seek to complement our organic growth by acquiring new technologies or personnel, including by acquiring other companies or assets adding value to our service offerings, particularly by enhancing our hardware and software competencies relating to sensor technologies which may in the future include voice and facial recognition and other sensor technologies such as gesture, proximity and hovering.

        Mergers, acquisitions or investments that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

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  problems integrating the acquired operations, technologies or products into our existing business and products;

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  diversion of management's time and attention from our core business;

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  conflicts with joint venture partners;

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  adverse effect on our existing business relationships with direct or indirect customers;

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  need for financial resources above our planned investment levels;

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  failures in realizing anticipated synergies;

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  difficulties in retaining business relationships with suppliers and customers of the acquired company;

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  risks associated with entering markets in which we lack experience, including entering markets that ultimately prove to be unprofitable or incompatible with our technology;

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  potential tax risks associated with acquiring companies or assets;

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  potential loss of key employees of the acquired company; and

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  potential write-offs of acquired assets.

        Any acquisition that we do make would pose risks related to the integration of the acquired business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from any particular acquisition or investment. Our failure to address these risks successfully may have a material adverse effect on our business, financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

We may need to raise additional capital from time to time to meet our growth goals and may be unable to do so on attractive terms, or at all.

        We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any non-compliance with existing or future lending arrangements, additional financing may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us or in an amount or manner permitted by any restrictive covenants contained in lending or other arrangements in place as of such time, we may not be able to achieve our planned rate of growth, which will adversely affect our business, financial condition and results of operations.

The manufacture, supply and shipment of our products and related product costs are dependent upon effective logistics management of our global supply chain and any failure to manage these logistics could increase our costs, negatively impact our relationships with our customers and have a material adverse effect on our revenues and profitability.

        The manufacture, supply and shipment of our product offerings involve multiple parties within a global supply chain, including raw material providers and component and module manufacturers who provide inputs such as cover lenses, display housing, backlights and related components. Managing the costs of logistics related to our supply chain is critical to our ability to sell our products at competitive prices. For example, fluctuations in the cost or time required to route bonding materials and touch sensors among our production facilities in Germany, China and Japan could have a material impact on the end costs of our products. We may be unable to manage the logistics of our global supply chain effectively, which may hinder us from meeting customer demands or could cause our logistics costs to increase. Any of these developments could have a material adverse effect on our revenues and profitability.

We utilize distributors to market certain of our products and solutions, and they may not be successful in doing so.

        We maintain strategic relationships with distributors to market certain of our products and solutions and support certain functionality. If we are unsuccessful in establishing or maintaining our strategic relationships with these distributors or if our distributors are unable to successfully market our products, our ability to compete in the marketplace, to reach new customers and geographies or to grow our revenue could be impaired and our operating results could suffer. Although we believe we could develop relationships with new or replacement distributors if necessary, we may be unable to sufficiently educate those distributors on our product portfolio or may be unable to sufficiently incentivize their sales and distribution efforts on our behalf.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

        We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently manage development projects, purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations, provide historical and projected financial reports, comply with fiscal and regulatory requirements, and provide services to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Some of our employees are employed subject to local laws that are less favorable to employers than the laws of the United States.

        A large portion of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees' terms of employment or making staff reductions, and to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements.

        As of December 31, 2019, we had approximately 663 employees, including 112 employees from Toppan providing services to VTS pursuant to secondment agreements. None of our employees are currently unionized or have established a works council as employees' representative body. However, we cannot rule out that our employees become members of unions or decide to establish works councils in the future in which cases we would be subject to information, consultation and cooperation obligations towards such works councils or unions as determined by the relevant applicable laws. For example, if a works council would be established in Germany, any proposed changes in the collective working conditions, staff changes and restructuring efforts would be subject to consultation with, and eventual approval by the works council.

        The limits of the local laws to which we are subject, including whether our employees decide to become members of unions or establish a works council, may limit management's flexibility in making changes to elements of our business that concern our workforce. Further, any significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

        Although we believe that we have a good working relationship with our employees, a strike, work stoppage, slowdown or significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in manufacturing, and we cannot assure you that alternate qualified capacity would be available on a timely basis, or at all. As a result, labor disruptions at any of our facilities could materially adversely affect our business, financial condition and results of operations.

Workplace accidents could result in substantial remedial obligations and damage our reputation.

        We have had and may in the future experience, workplace accidents or incidents. Accidents or other incidents that occur at our facilities or involve our personnel or operations, could result in claims for damages or governmental remedial action against us. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Natural disasters and other unforeseeable events could result in delays in or cancellations of shipments of products and lead to a loss of production facilities and thereby negatively affect our business activities.

        We have production sites and other operations in locations subject to natural occurrences such as severe weather and geological events that could disrupt operations. A natural disaster that results in a prolonged disruption to our operations may adversely affect our results and financial condition including preventing us from fulfilling orders and the loss of customer qualification of certain production facilities may cause us to suffer damage to our reputation.

We may become involved in litigation and regulatory proceedings, including relating to intellectual property infringement, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

        We have been and may become involved in lawsuits and/or regulatory actions relating to our business, such as commercial contract claims, employment claims or other examinations and investigations. Some of these proceedings may claim significant damages or cause reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any proceeding. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, any proceedings are often expensive, time-consuming, disruptive to normal business operations and require significant attention from our management.

We may be at risk for non-compliance with applicable laws and regulations, including the risk of extortion and violation of anticorruption laws.

        Operating a global business, including in certain countries where corruption is considered to be widespread, requires us to comply with the laws and regulations of various jurisdictions. In particular, our operations are subject to anticorruption laws and regulations, which include the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the UK Bribery Act of 2010, and anti-bribery laws and regulations in other countries, including those having implemented the OECD Anti-Bribery Convention. Anticorruption laws prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to another person, including but not limited to a government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise improperly influence a person; the laws are broad and many apply to private as well as public bribery and also penalize the receipt as well as the giving of bribes. In the course of establishing and expanding our commercial operations and seeking regulatory approvals in the EU, the United States, and internationally, we will need to establish and expand business relationships with various third parties and will interact more frequently with various officials, including regulatory authorities who may be deemed to be "foreign officials" under the FCPA or similar laws, or who may otherwise be candidates for illicit payments in exchange for improper benefits. We are subject to the risk that our employees and others over whom we have less control, such as Toppan employees who are seconded to VTS, distributors and other agents, may fail to comply with such laws and regulations. It is not always possible to identify and deter misconduct by our employees, distributors and other third parties, and the precautions we take to detect and prevent prohibited activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

        Our operations may also be subject to applicable laws and regulations on economic sanctions and export controls, including those administered by the United States and the EU, which are complex and may be violated inadvertently.

        If we violate any of the anti-bribery, economic sanctions, export control and abuse laws, we could be subject to fines, confiscation of profits or legal sanctions, such as termination of authorizations, licenses, concessions and financing agreements, suspension of our operations or prohibitions on contracting with public authorities. Any such violation could have a material adverse effect on our financial condition, business, prospects and results of operations. In addition, any alleged violations of these laws could damage our reputation and ability to do business.

We may not have adequate insurance for potential liabilities, including liabilities arising from product warranty claims and litigation.

        In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover potential exposures; however, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

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  we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

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  we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;

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  the amount of any liabilities that we may face may exceed our policy limits; and

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  we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

        Even a partially uninsured claim of significant size, if successful, could have a material adverse effect on our business, financial condition, results of operations and liquidity. Moreover, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money on litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

        A large or a number of smaller product liability judgments against us could exceed our insurance coverage and might result in a material loss to us. In addition, publicity resulting from an actual or perceived problem with one of our products could harm our reputation and reduce demand for our product offerings. Actual or threatened product liability suits may adversely affect our business, financial condition and results of operations.

Changes in data privacy and data protection laws and regulations, or any failure to comply with such laws and regulations, could adversely impact our business.

        Our business is subject to a wide variety of laws and regulations in the United States and internationally designed to protect the privacy of clients, customers, employees and other third parties. The interpretation and application of such laws and regulations is uncertain and evolving and it is possible that changes in the interpretation of these laws could require us to change our practices. For example, the EU General Data Protection Regulation, or GDPR, which went into effect in May 2018, imposes a range of new compliance obligations and increases financial penalties for non-compliance and extends the scope of the EU data protection law to all companies processing data of EU residents, regardless of the company's location. We are currently in compliance with the data protection and privacy regulations under the GDPR and have engaged a professional adviser to serve as our external compliance officer as permitted by the GDPR. Complying with the GDPR and other privacy and data protection laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, if we fail to comply with these laws or regulations, we could be subject to significant litigation, monetary damages, regulatory enforcement actions or fines in one or more jurisdictions.

Our business and operations could suffer in the event of cybersecurity breaches or disruptions to our information technology environment.

        As with all enterprise information systems, our systems, which contain critical information about our business (including intellectual property and confidential information of our customers, vendors and employees), could be penetrated by outside parties intent on extracting information, corrupting information, or disrupting business processes.

        Despite our efforts to protect sensitive information and confidential and personal data and to comply with and implement data security measures, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. It is not possible to predict the impact on our business of the future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers or suppliers. Depending on their nature and scope, these threats could potentially lead to improper use of our systems and networks, manipulation and destruction of proprietary or key data or product non-compliance. Unauthorized access and breaches of our security measures could disrupt our business operations and could result in failures or interruptions in our computer systems and in the loss of assets (including our intellectual property and confidential business information). Such breaches could also result in inadvertent disclosure, or unapproved dissemination of proprietary, sensitive or confidential information about the company, our employees, our vendors, or our customers and could result in litigation, violations of various data privacy regulations in some jurisdictions, and also potentially result in liability to us. This could damage our reputation, or otherwise harm our business, financial condition, or results of operations. Additionally, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.

        Our manufacturing operations and our products are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, the handling and disposal of hazardous substances and wastes (such as the cleaning chemicals used in our production facilities and the chemicals used in the copper etching process for our metal mesh touch sensors) employee health and safety and the use of hazardous materials in, and the recycling of, our products. Failure to comply with present and future environmental, health and safety requirements, or the identification of contamination, could cause us to incur substantial costs, monetary fines, civil or criminal penalties and curtailment of operations.

The identification of environmental issues, including instances of non-compliance and/or accidents, could subject us to substantial remedial obligations or liabilities, increase our costs, or restrict our business or operations in the future.

        We are subject to a number of environmental and health and safety laws and regulations that have become more stringent over time. More vigorous enforcement of current environmental, health and safety requirements by regulatory agencies, the enactment of more stringent laws and regulations or other unanticipated events may result in the identification of presently unidentified environmental conditions, or liabilities of which we are currently unaware. The results of these environmental conditions or liabilities could restrict our ability to use or expand our facilities, require us to incur additional expenses or require us to modify our manufacturing processes or the contents of our products. This could have a material adverse effect on our reputation, business, financial condition and results of operations.

Political, Geographical and Economic Risks

A slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

        A slowdown in the global economy could adversely affect demand in our markets and negatively impact the electronic products sales from which we generate our income. A global economic downturn could also lead to a slowdown in our business, with side effects including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. In addition, a downturn in the economy could slow down the adoption of new technologies by our customers or cause our customers to shift their purchases to lower cost, less demanding technologies as opposed to more expensive, newer technologies we may develop. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If any economic downturn occurs in the future, our business, results of operations and financial condition may be affected materially and adversely.

Political events, trade sanctions, war, terrorism, public health issues, natural disasters and other circumstances could have a material adverse effect on our financial condition and operating results.

        War, terrorism, geopolitical uncertainties, public health issues, trade sanctions and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business and our suppliers, logistics providers, contract manufacturers and customers. Our business operations are subject to interruption by natural disasters, fire, power shortages, nuclear power plant accidents, terrorist attacks, and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could decrease demand for our products, make it difficult or impossible for us or our contract manufacturers to make and deliver products to our customers or receive components from our suppliers, and create delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, our business could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruption in the operations of our contract manufacturers and suppliers. Certain critical business operations, including certain of our suppliers and contract manufacturers, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses, significant recovery time and substantial expenditures could be required to resume operations and our financial condition and operating results could be materially adversely affected.

Our business and operations may be adversely affected by the recent coronavirus pandemic or other similar pandemics.

        We derive a significant portion of our revenue from China and have manufacturing facilities in China and Japan. As a result of the coronavirus or other similar outbreaks or adverse public health developments, particularly in Asia, our operations, and those of our customers and suppliers, may experience delays or disruptions, such as difficulty obtaining components and temporary suspension of operations. In addition, our financial condition and results of operations could be adversely affected to the extent that coronavirus or any other epidemic or outbreak harms the Chinese economy in general. Furthermore, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business activities and international expansion activities outside of Germany and the European Union subject us to various risks and our failure to manage these risks could adversely affect our results of operations.

        Our business is subject to a wide range of risks associated with doing business globally. Our sales outside of the European Union represented 97.4% and 98.8% of our total revenue in 2019 and 2018, respectively. One element of our growth strategy is to pursue opportunities for our business in several areas of the world, any or all of which could be adversely affected by the risks set forth below, or the risks of which we are currently unaware. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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  fluctuations in foreign currency exchange rates;

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  potentially longer sales and payment cycles;

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  potentially greater difficulties and delays in collecting accounts receivable;

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  potentially adverse tax consequences;

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  challenges in providing solutions across a significant distance in different languages and among different cultures;

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  different, complex and changing laws governing intellectual property rights, which in certain countries sometimes afford reduced protection of intellectual property rights;

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  difficulties in staffing and managing foreign operations, particularly in new geographic locations;

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  restrictions imposed by local labor practices and laws applicable to our business and operations;

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  rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events;

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  operating in countries with a higher incidence of corruption and fraudulent business practices;

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  seasonal reduction in business activity in certain parts of the world;

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  costs and difficulties of customizing products for foreign countries;

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  compliance with a wide variety of complex foreign laws, treaties and regulations;

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  transportation delays;

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  tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

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  becoming subject to the laws, regulations and court system of multiple jurisdictions.

        Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

        Our operating results may be affected by fluctuations in currency exchange rates and our ability to effectively manage our currency transaction and translation risks. Our business in terms of purchases and sales is mainly processed in the local currencies of our group entities, which are their functional currencies (euro, Chinese renminbi, U.S. dollar, Japanese yen). We use euro as a group presentational currency. As we realize our strategy to further expand internationally, our exposure to currency risks will increase. In addition, there is a possibility that currency exchange rates will experience greater fluctuation if a country currently using the euro as its currency ceases to do so. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenue, cost of goods sold and operating expenses and margins, and could result in exchange losses in any given reporting period.

        We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we receive revenue. In such cases we may suffer an exchange loss because we do not currently engage in currency forward contracts, options, swaps or other instruments to address this risk.

        The volatility of exchange rates could hinder our ability to effectively manage or hedge our currency transaction risks and any volatility in currency exchange rates could have an adverse effect on our revenue or results of operations.

We are subject to international tax laws, tariffs and potential tax audits that could affect our financial results.

        We are subject to international tax laws, tariffs and potential tax audits. The application of these laws and their interpretation in different jurisdictions affect our international operations in complex ways and are subject to change, and some changes may be retroactively applied. Our tax liabilities in the different countries where we operate depend, in part, on transfer pricing and administrative charges among us and our subsidiaries.

        These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues.

        We also could be materially affected by the resolution of issues arising from tax audits or examinations. Tax authorities could impose additional tariffs, duties, taxes, penalties and interest on us, for example if tax audits find that permanent establishments for tax purposes exist, if net operating losses are found not to be available to offset taxable income, if the deduction of business expenses or interest expenses is denied for tax purposes, if payments are held to be subject to withholding taxes, or if taxable services are deemed to have been rendered.

        German corporate income tax, trade tax and VAT tax audits have not yet been conducted for 2015 and onwards for VIA optronics GmbH. Formal Chinese tax audits have not been conducted for 2017 and onwards. None of the group companies has been subject to tax audits in the U.S., Japan or in Taiwan.

        Transactions that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change. Tax audits, changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden and materially and adversely affect our sales, profits and financial condition and could have an adverse effect on our business, net assets, or results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

Risks Related to the American Depositary Shares and this Offering

        The closing of this offering is not conditioned upon the closing of the private placement of shares to Corning. Corning may elect not to consummate the concurrent private placement if the initial public offering has not closed by a specified date, if there is an uncured material breach of the commercial agreements we entered into concurrently with our execution of the investment agreement, or if certain of the representations and warranties we made in the investment agreement are not accurate. Should Corning elect not to consummate the private placement, this may adversely affect our business, harm our reputation, or cause our share price to decline.

        Corning, one of our commercial partners, has agreed to purchase ADSs at an aggregate purchase price of $20 million in a separate concurrent private placement, that we expect will be completed shortly after the completion of this offering at a price per ADS equal to 95% of the initial public offering price in this offering. The sale of ADSs to Corning will not be registered under the Securities Act of 1933, as amended. We provided Corning with customary representations, warranties and indemnities in the investment agreement and we have agreed to allow Corning to include its ADSs in certain registrations we may file after this offering until the second anniversary of the closing of this offering and thereafter to the extent Corning's securities are not then freely tradeable under Rule 144 of the Securities Act. Corning is required to pay the purchase price for its ADSs within three business days of the receipt of the excerpt from the commercial register relating to the corresponding increase in our registered share capital. The closing of this offering is not conditioned upon the closing of the private placement.

        Corning may elect not to consummate the concurrent private placement if the initial public offering has not closed by a specified date, if there is an uncured material breach of the commercial agreements we entered into with Corning concurrently with our execution of the investment agreement, or if certain of the representations and warranties we made in the investment agreement are not accurate.

        If the closing of the private placement is delayed for any reason, including due to a delay in registration of the corresponding increase in our registered share capital, or were a dispute to arise with Corning over our commercial agreements with them or that a representation or warranty is inaccurate, or if Corning does not for any reason consummate the private placement at all, this may adversely affect our business, harm our reputation, or cause our share price to decline.

There is no established trading market for the ADSs or our ordinary shares.

        This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or our ordinary shares currently exists. We have applied to list the ADSs on The New York Stock Exchange, or the NYSE, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the NYSE would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

        Even if the ADSs are listed on the NYSE, an active trading market for the ADSs may fail to develop or be sustained after this offering is completed. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price will be our results of operations, our current financial condition, our future prospects, our management and the economic conditions in and future prospects for our industry. However, following this offering, the ADSs may trade at a price lower than the offering price.

        In addition, the stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

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  significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

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  the mix of products that we sell, and related services that we provide, during any period;

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  delays between our expenditures to develop and market new products and the generation of sales from those products;

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  changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

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  changes in our expenditures to promote our products and services;

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  the success or failure of research and development projects of us or our competitors;

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  announcements of acquisitions by us or one of our competitors;

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  the general tendency toward volatility in the market prices of shares of companies that rely on technology and innovation;

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  changes in applicable laws;

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  changes or perceived changes in earnings or variations in operating results;

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  any shortfall in our financial results compared to the levels expected by investors or securities analysts; and

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  general economic trends and other external factors.

You will incur immediate and substantial dilution as a result of this offering.

        If you purchase ADSs in this offering, you will incur immediate and substantial dilution of €         ($        ) per ADS, after giving effect to the sale by us of the                ADSs (representing                ordinary shares) offered by us in the offering and the sale by us of                ADSs (representing                ordinary shares) to Corning in the concurrent private placement, based on an offering price of $        per ADS, with an ordinary share to ADS ratio of                 to        and an exchange rate of $        per euro, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Dilution for this purpose represents the difference between the price per ADS paid by new investors and net tangible book value per ADS immediately after the completion of the offering. As a result of the dilution to investors purchasing ADSs in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.

        Our management will have considerable discretion in the application of the portion of the net proceeds from this offering and the concurrent private placement that we will receive, and could spend the proceeds from this offering in ways that do not improve our results of operation or enhance the value of the ADSs. Shareholders may not be able to assess whether the proceeds are being used appropriately. We intend to use the net proceeds of this offering for the purposes described in the "Use of Proceeds" section of this prospectus. The failure of management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations, which could cause the price of the ADSs to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs appreciates.

        We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them.

        Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. In addition, distributions of rights to subscribe for additional ordinary shares or ADSs, distributions payable in cash or additional ordinary shares or ADSs at the election of the recipient or distributions of property other than cash, ordinary shares or rights to subscribe for additional ordinary shares or ADSs will only be made to holders of ADSs if we request such rights be made available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical for us to make them available for you. These restrictions may have a material adverse effect on the value of your ADSs.

If securities or industry analysts cease publishing research, or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline.

        The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our shares or ADSs or publishes inaccurate or unfavorable research about our business, our share and ADS price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares and ADSs could decrease, which might cause our share and ADS price and trading volume to decline.

Holders of ADSs are not treated as shareholders of our company.

        By participating in this offering you will become a holder of ADSs with underlying shares in a German public company. Holders of ADSs are not treated as our shareholders, unless they withdraw the shares underlying the ADSs from the depositary. The depositary is the holder of the shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

You may not be able to exercise your right to vote the shares underlying your ADSs.

        Holders of ADSs may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the provisions of the deposit agreement. You may instruct the depositary to vote the number of whole deposited shares your ADSs represent. The depositary will notify you of shareholders' meetings or other solicitations of consents and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

        You may instruct the depositary to vote the shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the shares underlying the ADSs you hold. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is in good faith. This means that you may not be able to exercise your right to vote and there may be no remedies available to you if the shares underlying your ADSs are not voted as you requested. If we do not instruct the depositary to obtain your voting instructions, you can still instruct the depositary how to vote, and the depositary may vote as you instruct, but it is not required to do so.

Our principal shareholder owns a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

        Prior to this offering, two shareholders beneficially owned 100% of our ordinary shares. Upon consummation of this offering and the concurrent private placement, that same group will hold approximately        % of our outstanding ordinary shares (including ordinary shares represented by ADSs) and our largest shareholder, Coöperatief IMI Europe U.A., will hold approximately      % of our ordinary shares (including ordinary shares represented by ADSs), in each case assuming the underwriters do not exercise their option to purchase additional ADSs. Coöperatief IMI Europe U.A. will retain effective control over the outcome of all matters requiring shareholder approval, including elections of members of our supervisory board, amendments to our organizational documents and the approval of any merger, spin-off, sale of assets or other major corporate transaction following the consummation of the offering. If, at the consummation of the offering or in the future, Coöperatief IMI Europe U.A. controls a majority of the voting power of all classes of our shares entitled to vote generally in the election of directors, we would be eligible to be treated as a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Under these corporate governance standards, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirements that:

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  a majority of its board of directors consist of "independent directors" as defined under the rules of the New York Stock Exchange;

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  its director nominees be selected, or recommended for its board of directors' selection by a nominating/governance committee comprised solely of independent directors; and

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  the compensation of its executive officers be determined, or recommended to the board of directors for determination, by a compensation committee comprised solely of independent directors.

        Even if we qualify as a "controlled company" upon the consummation of the offering, we do not expect to take advantage of any of the applicable exemptions under the New York Stock Exchange corporate governance standards except to the extent we are exempt from such standards as a foreign private issuer under the Exchange Act; however, there can be no assurance that we will not elect to do so in the future if we are eligible. Coöperatief IMI Europe U.A.'s ownership position and/or our future election to utilize exemptions available to a "controlled company" may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

Future sales, or the perception of future sales, of a substantial number of our shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

        All of our shares that were issued and outstanding before this offering, as well as the shares underlying the ADSs to be sold to Corning in the concurrent private placement, are subject to a 180-day contractual lock-up in connection with this offering. Berenberg may permit our current shareholders and Corning to sell ordinary shares prior to the expiration of the lock-up agreements. The members of our management board and our supervisory board have not signed lockup agreements because they do not hold any equity securities in our company as of the date of this prospectus. See "Underwriting." If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ADSs in the public market after the 180-day contractual lock-up and the other legal restrictions on resale discussed in this prospectus lapse, or if we indicate an intent to sell substantial amounts of our ordinary shares or ADSs to raise additional capital, the trading price of the ADSs could decline significantly and could decline below the initial public offering price.

        After the lock-up agreements pertaining to this offering expire, and based on the number of ordinary shares outstanding upon completion of this offering and the concurrent private placement, approximately                        additional ADSs (equivalent to                        ordinary shares) will be eligible for sale in the public market, subject to any applicable volume limitations under Rule 144 under the Securities Act.

        See "Shares and ADSs Eligible for Future Sale" for a more detailed description of sales that may occur in the future. If these additional ordinary shares are sold, or if it is perceived that they will be sold in the public market, the trading price of the ADSs could decline substantially.

Your right as a holder of ADSs to participate in any future preemptive subscription rights issues or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

        Under German law, the existing shareholders have a preemptive right to subscribe for shares offered in proportion to the amount of shares they hold in connection with any offering of shares. However, a shareholders' meeting may vote, by a majority that represents at least three quarters of the share capital represented at the meeting, to waive this preemptive right for all shareholders provided that, from the company's perspective, there exists good and objective cause for such waiver.

        Certain non-German shareholders may not be able to exercise their preemptive subscription rights in our future offerings due to the legislation and regulations of their home country. For example, ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirement is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

        We are a "foreign private issuer," as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management board and supervisory board and our principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our company than there is for U.S. public companies.

        As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, holders of ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

        We rely on provisions in the New York Stock Exchange Listed Company Manual that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow German corporate law and the German Corporate Governance Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.

        In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with or satisfy an exemption from the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, we generally are permitted to follow home country practice in lieu of the corporate governance standards provided in the New York Stock Exchange Listed Company Manual. In particular, we are not required to comply with the requirements that the members of our Audit Committee satisfy financial literacy standards, that a majority of the members of our supervisory board must be independent, that our Audit Committee and Compensation and Nomination Committee adopt written charters and that we adopt and disclose corporate governance guidelines. If some investors find the ADSs less attractive as a result of these differences, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. See "Management—Differences between Our Corporate Governance Practices and Those Set Forth in the New York Stock Exchange Listed Company Manual."

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

        In the event we were treated as a PFIC, U.S. holders (as defined in "Taxation—U.S. Taxation") of the ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if the ADSs are "marketable stock" for purposes of the PFIC rules and a U.S. holder makes a mark-to-market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from certain distributions on, or any gain from the disposition of, the ADSs, as such income generally would be allocated over the U.S. holder's holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

        Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected value of the ADSs and shares, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2019 and we do not expect to be treated as a PFIC in any future taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, which we expect may vary substantially over time, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

        A U.S. holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by either electing to mark their ADSs to market, provided the ADSs are considered "marketable" for the purposes of the PFIC rules, or by filing an election to treat the PFIC as a qualified electing fund, or a QEF. In the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF. See "Taxation—U.S. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules."

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter.

        In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. Our foreign private issuer status will be tested on June 30 of each year. We are currently testing our foreign private issuer status as of June 30, 2020, and we expect that we retained our status as of such date. However, in the future we may lose that status. This could occur if, for instance, a majority of our shareholders of record were U.S. citizens or residents and a majority of our executive officers or directors were U.S. citizens or residents or if a majority of our assets were located in the United States.

        The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we cease to be a foreign private issuer, we could be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are eligible to be treated as an "emerging growth company", as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) the ability to include only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; (2) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (3) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation; and (4) an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor's report providing additional information about the audit and the financial statements.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company that uses U.S. GAAP for financial reporting can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

U.S. investors may have difficulty enforcing civil liabilities against our company and members of our supervisory board and management board and the experts named in this prospectus.

        Certain members of our supervisory board and management board and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action based upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our supervisory board and management board and the experts named in this prospectus in a German court. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur significant increased costs as a result of operating as a company that is subject to reporting obligations in the United States, and our management will be required to devote substantial time to new compliance initiatives.

        As a company that is subject to reporting obligations in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the SOX Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements if we cease to qualify as a foreign private issuer. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

        We are organized as a stock corporation (Aktiengesellschaft or AG) under the laws of Germany, and by participating in this offering you will become a holder of ADSs of a German stock corporation. You should be aware that the rights of shareholders of a German stock corporation under German law differ in important respects from those of shareholders of a U.S. corporation. These differences include, in particular:

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  Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital represented at the relevant shareholders' meeting (Hauptversammlung). Therefore, the holder or holders of a blocking minority of more than 25% or, depending on the attendance level at the shareholders' meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

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  As a general rule under German law, a shareholder has no direct recourse against the members of the management board (Vorstand) or supervisory board (Aufsichtsrat) of a German stock corporation in the event that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of the management board or the supervisory board. A German stock corporation may waive or settle such damage claims only if at least three years have passed since the violation of a duty occurred and the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the share capital represented at such meeting, unless a minority holding, in the aggregate, 10% or more of the German stock corporation's share capital objects to the shareholder resolution approving the waiver or settlement and has its objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

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  By subscribing or purchasing ADSs you will not become a shareholder of the Company.

        For more information, we have provided summaries of relevant German corporate law and of our articles of association under "Management" and "Description of Company History and Share Capital."

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

        We do not currently intend to declare or pay any dividends in the foreseeable future. Under German law, the determination of whether we have made sufficient profits to pay dividends is made on the basis of our unconsolidated annual financial statements prepared in accordance with German generally accepted accounting principles as set forth in the German Commercial Code (Handelsgesetzbuch). Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive when we declare and pay in euros cash dividends or other cash distributions, if any. Such fluctuations could adversely affect the value of the ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

We are limited in our ability to increase our share capital under German law, which may make it difficult for us to raise additional capital to fund our operations in a timely manner.

        Under German law and according to our articles of association, an increase of our share capital requires a resolution passed at our shareholders' meeting with both a simple majority of the share capital represented at the meeting, unless a capital increase can be executed using the authorized capital of the Company. A capital increase from authorized capital requires a resolution of the management board to such effect and the approval of the supervisory board. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register and the authorized capital may only be created for a period of up to five years. In addition, every holder of ordinary shares is generally entitled to subscription rights (commonly known as preemptive rights) relating to any new shares issued in connection with a capital increase in proportion to the number of shares he or she holds in the corporation's existing share capital, and a minimum subscription period of two weeks must be provided for the exercise of such subscription rights, although holders of ordinary shares may resolve to exclude subscription rights under certain circumstances. Given these and other restrictions under German law, it may be difficult for us to access capital markets quickly to raise additional capital that may be needed to fund our operations. For additional information, see the summaries of German law under "Description of Company History and Share Capital."

In the event that the ADSs do not qualify as ADRs under the ADR Tax Circular, U.S. treaty beneficiaries and German tax resident holders of ADSs could be subject to adverse consequences.

        In the event that the ADSs do not qualify as ADRs under the ADR Tax Circular (both as defined in "Taxation—German Taxation of ADSs—General"), the U.S. and German tax consequences of acquiring, owning and disposing of the ADSs applicable to U.S. treaty beneficiaries (as defined in "Taxation—German Taxation of ADSs—Taxation of Non-German Resident U.S. Holders") and German tax resident holders of ADSs could differ significantly from the U.S. and German tax consequences described in "Taxation." The qualification of the ADSs for German tax purposes in this case is uncertain.

        In particular, in the event that the ADSs fail to qualify as ADRs, U.S. treaty beneficiaries and German tax resident holders of ADSs could be subject to adverse U.S. and German tax consequences, respectively, which could include the following: (i) the U.S. treaty beneficiaries will not be entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends relating to the ADSs that exceeds the applicable Treaty (as defined in "Taxation—German Taxation of ADSs—Taxation of Non-German Resident U.S. Holders") rate and (ii) the German tax resident holders will not be entitled to any tax exemptions in relation to dividends and capital gains relating to the ADSs (see "Taxation—German Taxation of ADSs—Taxation of German Resident Holders").

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "aims" or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

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  our ability to meet customers' requirements for quality and performance or their demands as to quality, timing or quantity;

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  our dependence upon sales to certain customers;

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  our dependence upon our relationships with our strategic partners;

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  our ability to win business;

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  the impact of the ongoing coronavirus pandemic;

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  our ability to adapt to risks inherent in doing business on a global level and in particular in China, including tariffs, pandemics (such as coronavirus), economic and geopolitical instability and changes in regulatory requirements;

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  the length of the product development cycle for our OEM, Tier-1 Supplier, and other customers;

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  our dependence upon the commercial success of our customers' products;

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  our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus;

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  delays in the production of our direct customers' product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions;

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  volatility in the prices or availability of certain components and raw materials used in our business;

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  our ability to protect our know how, trade secrets and other intellectual property;

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  our ability to manage the expansion of our operations effectively;

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  our ability to attract and retain key management or other key personnel;

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  our ability to raise additional capital on attractive terms, or at all, if needed; and

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  the other risks described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake, except as may be required by law, no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

        You should also read carefully the risk factors described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, assuming an initial offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus. We will also receive net proceeds of approximately $             million from the sale of                        ADSs in the concurrent private placement to Corning at a price equal to 95% of the initial public offering price, assuming an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus. The closing of this offering is not contingent upon the closing of the concurrent private placement with Corning.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) the net proceeds to us from this offering by approximately $             million. An increase (decrease) of 1.0 million in the number of ADSs offered by us would increase (decrease) the net proceeds to us by $             million. An increase or decrease in the assumed initial public offering price and/or number of ADSs offered by us in this offering will have no impact on the net proceeds to us from the concurrent private placement.

        The selling shareholder will receive approximately $             million in net proceeds from its sale of            ADSs in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the selling shareholder, which will be approximately $             million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters' option to purchase additional ADSs is exercised in full, we estimate the selling shareholder will receive net proceeds, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the selling shareholder, of $             million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of ADSs by the selling shareholder. See "Principal and Selling Shareholders" and "Underwriting."

        We intend to use the net proceeds of this offering and the concurrent private placement for the following purposes:

  •
  approximately $            million for improvements in and expansion of our existing production capabilities, including with respect to cold forming production by improving automation and expanding capacity in our facilities in Germany and Japan and expanding our manufacturing facilities in new geographies;

  •
  approximately $             million for potential acquisitions of targets that could enhance our integrated solutions offerings within the automotive and/or industrial/specialized markets although we do not have agreements or commitments for any material acquisitions at this time;

  •
  approximately $             million for research and development, including research and development relating to camera-enhanced displays, three dimensional displays, new sensor technologies, software enhancements and embedded computing and to support our strategy of becoming an integrated display systems provider;

  •
  approximately $             million for potential acquisitions of targets that could enhance our integrated solutions offerings within the automotive and/or industrial/specialized markets although we do not have agreements or commitments for any material acquisitions at this time;

  •
  approximately $             million for expansion of our sales, marketing and distribution teams; and

  •
  the remainder for general corporate purposes, including, without limitation, working capital.

        The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering and the concurrent private placement based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed market and business conditions could result in the application of the net proceeds of this offering or the concurrent private placement in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

 DIVIDEND POLICY

        We have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management board and supervisory board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors.

        All of the shares represented by the ADSs offered by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See "Description of American Depositary Shares—Dividends and Distributions." Any distribution of dividends proposed by our management board and supervisory board requires the approval of our shareholders in a shareholders' meeting. See "Description of Company History and Share Capital—Dividend Rights," which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

        For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Taxation—German Taxation of ADSs."

 CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2019:

  •
  on an actual basis;

  •
  as adjusted to reflect the sale by us of                        ADSs in this offering, assuming an initial public offering of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  as adjusted to further reflect the sale by us of                        ADSs in the concurrent private placement to Corning at a price equal to 95% of the initial public offering price, assuming an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

        Because the consummation of this offering is a condition precedent to the consummation of the concurrent private placement, we will not receive any proceeds from, or issue any ADS in, the concurrent private placement without the concurrent consummation of this offering.

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of ADSs offered by us at the assumed initial public offering price would increase or decrease the as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this together with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of VIA optronics AG and related notes included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	As Adjusted for the Offering	As Adjusted for the Offering and Concurrent Private Placement
	(€ in thousands)
Cash and cash equivalents	€9,335	€	€

Long-term liabilities:
Loans	2,797
Provisions	134
Lease liabilities	8,816
Deferred tax liabilities	704
Shareholders' equity:
Share capital	3,000
Capital reserve	4,170
(Accumulated deficit)	(6,369)
Non-controlling interests	282

Total shareholders' equity	1,082

Total capitalization	€13,503	€	€

 DILUTION

        If you invest in the ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing            of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS.

        Our net tangible book value as of June 30, 2020 was €             ($            ), or €            ($            ) per ordinary share and $            per ADS. After giving effect to the sale by us of the ADSs in this offering at an assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the sale by us of                         ADSs in the concurrent private placement, at 95% of such assumed initial public offering price, our pro forma net tangible book value as of            would have been approximately €            ($            ), or €             ($            ) per ordinary share and $            per ADS. This amount represents an immediate increase in our pro forma net tangible book value of €            ($            ) per ordinary share, or $            per ADS, to our existing shareholders and an immediate dilution of €            ($            ) per ordinary share, or $            per ADS, to investors purchasing the ADSs in this offering at the assumed initial public offering price.

        The following table illustrates this dilution per ADS:

Per ADS (in $)
Assumed initial public offering price

Net tangible book value as of June 30, 2020 before the change attributable to investors purchasing ADSs in this offering
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Increase in net tangible book value attributable to Corning in the concurrent private placement

Pro forma net tangible book value as of June 30, 2020 after giving effect to this offering and the concurrent private placement

Dilution to new investors

        A $1.00 increase in the assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma net tangible book value after this offering and the concurrent private placement by $             per ADS, and the dilution in pro forma net tangible book value to new investors by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would decrease our pro forma net tangible book value after this offering and the concurrent private placement by $            per ADS, and the dilution in pro forma net tangible book value to new investors by $

per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us would increase (decrease) our pro forma net tangible book value after this offering and the concurrent private placement by $            per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $            per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes on a pro forma basis, as of December 31, 2019, the differences between the shareholders as of December 31, 2019 and the new investors with respect to the number of ordinary shares purchased from us and the selling shareholder, the total consideration paid and the average price per ordinary share paid by existing shareholders, Corning and by investors participating in this offering at an assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Ordinary Shares Purchased
Total Consideration
					Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders
Corning
New investors

Total

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own            ordinary shares or,         %, in the aggregate, Corning would own            ordinary shares or        % of our ordinary shares, and our new investors would own            ADSs in the aggregate, representing        % of our ordinary shares.

        The number of our ordinary shares to be outstanding after this offering and the concurrent private placement is based on the number of ordinary shares outstanding as of            , 2019.

        To the extent we grant options or other equity awards to our employees or members of our management board in the future, and those options or other equity awards are exercised in the future or other issuances of our ordinary shares are made, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        We present below selected consolidated historical financial and other data for VIA optronics AG. The financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from VIA optronics AG's audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the PCAOB.

        VIA optronics AG's historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and VIA optronics AG's audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for future periods.

	Year Ended December 31,
Consolidated Statements of Operations and Comprehensive Income (Loss):	2019	2019	2018 (restated*)	2017
	($ in thousands)(1)	(€ in thousands, except per share data)
Revenue	$154,165	€137,231	€171,679	€131,031
Cost of sales	(142,908)	(127,210)	(149,873)	(113,232)

Gross profit	11,257	10,022	21,806	17,799
Selling expenses	(4,777)	(4,252)	(4,295)	(3,735)
General administrative expenses	(14,825)	(13,197)	(13,267)	(7,988)
Research and development expenses	(2,797)	(2,490)	(1,337)	(798)
Other operating income (expenses), net(2)	(1,186)	(1,056)	1,991	33

Operating income/(loss)	(12,328)	(10,974)	4,898	5,311
Financial result	(1,845)	(1,642)	(1,142)	(696)

(Loss)/(profit) before tax	(14,173)	(12,616)	3,756	4,615
Income tax expense	(833)	(742)	(378)	(1,262)

Net (loss)/profit	(15,006)	(13,358)	3,378	3,353

Exchange differences on translation of foreign operations	131	117	23	(165)

Comprehensive (loss)/income	(14,875)	(13,241)	3,401	3,188

Earning/(loss) per share		(3.93)	1.37	1.16

	As of December 31,
Consolidated Statements of Financial Position Data:	2019 (As Adjusted)(3)	2019	2019	2018	2017
	(€ in thousands)	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents		$10,487	€9,335	€9,943	€6,623
Working capital		(12,808)	(11,401)	1,251	3,683
Total assets		91,737	81,660	80,571	48,713
Total liabilities		90,521	80,578	66,348	40,109
Total equity		1,216	1,082	14,223	8,604

	Year Ended December 31,
Other Data:	2019	2019	2018		2017
	($ in thousands)(1)	(€ in thousands)
Gross margin(3)	7.3%	7.3%	12.7%	*	13.6%
EBITDA(4)	$4,985	€4,437	€8,110		€5,940
Adjusted EBITDA(4)	4,985	4,437	9,140		6,436
Adjusted net (loss)/profit(4)	(15,006)	(13,358)	4,081		3,713
Adjusted EBITDA margin(4)	3.2%	3.2%	5.3%		4.9%

*
The 2018 consolidated statement of operations and other comprehensive income (loss) has been restated to correct an error. Refer to Note 2.4 of the 2019 consolidated financial statements for additional information.

(1)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at the noon buying rate of €1.00=US$1.1234 as certified by the European Central Bank at December 31, 2019.

(2)
Amount is shown on a net basis solely for convenience of the reader. Please refer to VIA optronics AG's consolidated financial statements and related notes, each included elsewhere in this prospectus, for a presentation of Other operating income and Other operating expense on a gross basis.

(3)
We define gross margin as gross profit stated as a percentage of revenues.

(4)
Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

  The non-IFRS measures used by our management and supervisory boards include:

    •
    EBITDA, which we define as net profit/(loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

    •
    Adjusted EBITDA, which we define as net profit/(loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization, acquisition-related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our Adjusted EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

    •
    Adjusted EBITDA margin, which we define as Adjusted EBITDA stated as a percentage of revenue; and

    •
    Adjusted net (loss)/profit, which we define as net (loss)/profit calculated in accordance with IFRS before the after tax impacts of acquisition related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our calculation of Adjusted Net Profit/(Loss), we calculate the tax impacts assuming application of an effective tax rate to VIA optronics GmbH of 31.8% for the fiscal years ended December 31, 2018, representing the German statutory income tax rate, plus any applicable German solidarity surcharges plus any applicable municipal trade taxes.

  Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

  While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. Because of these and other limitations, you should consider our non-IFRS measures alongside the directly comparable IFRS-based financial performance measures, including our net profit/(loss), net profit margin and our other IFRS financial results. Management addresses the inherent limitations associated with using non-IFRS measures through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Profit/(Loss) to the most directly comparable IFRS measure, net profit/(loss). Further, management also reviews IFRS measures and measures such as our level of capital expenditures, research & development expenditures, and interest expense, among other items.

  Set forth below are reconciliations of each non-IFRS measure to the most directly comparable financial measure prepared in accordance with IFRS, in order to enable investors to perform their own analysis of our operating results.

	Year Ended December 31,
	2019	2019	2018	2017
	($ in thousands)(A)	(€ in thousands)
Net (loss)/profit	$(15,006)	€(13,358)	€3,378	€3,353
Adjustments:
Financial result	1,845	1,642	1,142	(696)
Foreign exchange gains (losses) on intercompany indebtedness	—	—	—	87
Income tax expense (benefit)	(833)	(742)	378	1,262
Depreciation and amortization	7,344	6,537	3,212	542

EBITDA	4,985	4,437	8,110	5,940
Adjustments:
Acquisition-related costs	—	—	894	496
Offering costs	—	—	136	—

Adjusted EBITDA	4,985	4,437	9,140	6,436
Revenue	154,165	137,231	171,679	131,031

Adjusted EBITDA margin	3.2%	3.2%	5.3%	4.9%
Net (loss)/profit	(15,006)	(13,358)	3,378	3,353
Adjustments:
Acquisition-related costs	—	—	610	360
Offering costs	—	—	93	—

Adjusted net (loss)/profit	(15,006)	(13,358)	4,081	3,713

(A)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at the noon buying rate of €1.00=US$1.1234 as certified by the European Central Bank at December 31, 2019.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Other Data" and VIA optronics AG's consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

        We are a leading provider of enhanced display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Our technology is particularly well-suited for demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. Our solutions combine our expertise in integrated display head assembly and proprietary bonding technologies. We also develop, manufacture and sell an array of customized metal mesh touch sensors and electrode base film materials for use in touch panels. Our portfolio of offerings enables thin display designs and high optical clarity, which decreases power consumption and increases readability. We provide a wide range of customized display solutions across a broad range of display sizes and shapes, including curved display panels and solutions integrating multiple displays under one cover lens.

        A history of our product development, manufacturing and sales and marketing efforts is summarized as follows:

  •
  Following our inception in 2006, we primarily focused on manufacturing and selling enhanced non-touch display solutions based on our optical bonding technology;

  •
  Over time and in response to market demand, we began manufacturing and selling enhanced touch-enabled display solutions using our optical bonding technology, in addition to our traditional non-touch bonded displays, and offering optical bonding services and licensing of our MaxVU optical bonding processes offerings;

  •
  Following our acquisition of a majority interest in VTS, the assets and business operations of which were formerly wholly-owned by Toppan, in March 2018 we gained access to VTS's metal mesh touch sensor production capabilities and technological design know-how. Through VTS, we are able to provide touch sensors in the production of our enhanced display solutions, expanding our own in-house display offerings, and we also sell metal mesh touch sensors directly (and through Toppan as the minority owner of VTS) to third-party customers; and

  •
  In August 2018, we began our strategic partnership with Corning, whereby we leveraged our optronics core competencies in the area of optical bonding, copper metal mesh touch sensor technology for high performing touch functions and automative camera technology combined with Corning's core competencies in the area of cold forming glass. In March 2019, we entered into commercial development agreements with Corning and in January 2020, we initiated mass production of automotive interior curved display systems utilizing our core technologies.

        Since 2012, we have shipped more than 6.3 million displays worldwide and we have a proven track record of developing and delivering enhanced display solutions that meet our customers' quality and performance standards.

        As a result of the VTS acquisition in fiscal year 2018, our business was divided into two segments: a display solutions segment and a sensor technologies segment.

        Our key financial metrics by segment are as follows:

	Year ended December 31,(1)
	2019		2018
	Display Solutions	Sensor Technologies	Display Solutions	Sensor Technologies
	(€ in thousands)
External revenues	113,359	23,871	150,315	21,364
Inter-segment revenues	—	2,138	278	—
Total revenues(2)	113,359	26,010	150,593	21,364
Gross profit (loss)	11,976	(1,954)	20,458	1,123
Operating income (loss)	(4,641)	(6,332)	4,231	(2,413)
Depreciation and amortization	2,055	4,482	757	2,455
EBITDA	(2,586)	(1,851)	4,988	42
(1)
See Note 23 of our consolidated financial statements, included elsewhere in this prospectus, for additional reconciliation information.

(2)
Gross profit for the Sensor Technologies column for the year ended December 31, 2018, has been restated to correct an error. Refer to Note 2.4 of our consolidated financial statements included elsewhere in this prospectus for additional information.

        In our display solutions segment, we focus on the development, production and sale of integrated enhanced display solutions using our optical bonding technology. We provide optical bonding on either a consignment basis (meaning our customer directly sources all of the necessary product components and we apply our patented MaxVU bonding process to assemble such components) or a full service basis (meaning we source the necessary product components and perform the related optical bonding). We also offer licenses for our MaxVU optical bonding processes and sell related bonding equipment to select customers. Additionally, beginning in 2019, we began providing certain customers with automotive camera technology and R&D engineering services. For the years ended December 31, 2019, 2018 and 2017, we generated €113.4 million, €150.3 million and €131.0 million, respectively, in revenue, and €(8.8) million, €2.0 million and €3.6 million, respectively, in net income (loss), from our display solutions segment.

        In our sensor technologies segment, we focus on the development, production and sale of metal mesh touch sensors, both for use in our own enhanced display solutions and as component parts to third-party customers, and the development of other sensor components and technologies that can be incorporated into our integrated display solutions. We did not generate revenue from our sensor technologies segment prior to our 2018 acquisition of a majority interest in VTS. For the years ended December 31, 2019 and 2018, we generated €26.0 million, €21.4 million, respectively, in revenue and €(4.6) million and €(1.7) million, respectively, in net income (loss), from our sensor technologies segment.

        We serve customers in a range of industries, including industrial/specialized applications, consumer electronics and automotive. Our offerings are foundational to our customers' products and our customers rely upon us to meet their demanding production and quality specifications, as well as their inventory and quantity requirements. Our sales process is principally geared towards enhanced display solutions using our optical bonding technology and customized metal mesh touch sensors. Following our acquisition of a majority interest in VTS, we have further integrated the utilization of metal mesh touch sensors in the production of our touch-enabled enhanced display solutions to the extent that these sensors are compatible with our customers' specifications. We also offer metal mesh touch sensors as a stand-alone product to third parties for integration in their products.

        Our customers and design partners include many of the world's largest display and system manufacturers in the automotive, consumer electronics and industrial/specialized applications markets. We principally sell our products to OEMs and Tier-1 automotive suppliers. Our technological expertise in combination with our deep customer collaborations enables us to act as a sole source supplier for certain customers, including, for example, select customers in ruggedized applications and some automotive customers. We market and sell our products and solutions primarily through our internal direct sales force, supported by outside sales representatives and distributors, including Toppan.

        We often have significant engagement with and act as a design partner to the OEMs, who may be our direct customers or our indirect customers through their Tier-1 suppliers. We believe that engaging with OEM customers in their design activities provides us with an advantage over competitors who are not engaged in OEM design activities and provides us with early visibility into our customers' technology and product roadmaps. This early access allows us to develop solutions that meet their long-term needs and best position ourselves for engagement on future business opportunities. We believe our track record of technological and product performance, high quality, cost effectiveness, and on-time deliveries have resulted in our position as a leading provider of optical bonding solutions and metal mesh touch sensors. We believe our strong relationship with our OEM and Tier-1 supplier customers, many of which are currently developing new products and applications that can incorporate our solutions, will also continue to position us as a source of supply for their future product offerings.

        Our customers' product life cycles vary significantly depending on their end market. The length of our product development and sales cycle in both of our segments, generally varies from nine months to three years. Accordingly, revenues may be recognized significantly later than when a product is initially introduced for sale. Therefore, revenue from our current products, projects or customer portfolio is not necessarily an indicator of our future sales, because our future sales are likely to be comprised of a different mix of products.

        We report our results in euros, which we consider our functional currency.

        In connection with this offering, on June 25, 2019 we completed a corporate reorganization, pursuant to which VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries, see "Description of Company History and Share Capital" for more information.

Key Business Metrics

        We monitor certain key operating metrics to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation, including:

  •
  Revenue;

  •
  Gross margin, which we define as gross profit stated as a percentage of revenues;

  •
  EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

  •
  Adjusted EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization, acquisition-related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our Adjusted EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

  •
  Adjusted EBITDA Margin, which we define as Adjusted EBITDA stated as a percentage of revenue; and

  •
  Adjusted Net (Loss)/Profit , which we define as net (loss)/profit calculated in accordance with IFRS before the after tax impacts of acquisition related costs incurred in connection with our acquisition of a 65% interest in VTS, including the effect of any acquisition fair value adjustment to revenue, and costs relating to the relocation of our headquarters to Nuremberg; for purposes of our calculation of Adjusted Net Profit (Loss), we calculate the tax impacts assuming application of an effective tax rate to VIA optronics GmbH of 31.8% for the fiscal year ended December 31, 2018, representing the German statutory income tax rate, plus any applicable German solidarity surcharges plus any applicable municipal trade taxes.

        These metrics include both IFRS and non-IFRS measures. Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation. Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

        While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. Because of these and other limitations, you should consider our non-IFRS measures alongside the directly comparable IFRS-based financial performance measures, including our net profit/(loss), net profit margin and our other IFRS financial results. Management addresses the inherent limitations associated with using non-IFRS measures through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Profit/(Loss) to the most directly comparable IFRS measure, net profit/(loss). Further, management also reviews IFRS measures and measures such as our level of capital expenditures, research & development expenditures, and interest expense, among other items.

        Set forth below are reconciliations of each non-IFRS measure to the most directly comparable financial measure prepared in accordance with IFRS, in order to enable investors to perform their own analysis of our operating results.

	Year Ended December 31,
	2019	2018	2017
Net (loss)/profit	€(13,358)	€3,378	€3,353
Adjustments:
Financial result	1,642	1,142	696
Foreign exchange gains (losses) on intercompany indebtedness	—	—	87
Income tax expense (benefit)	(742)	378	1,262
Depreciation and amortization	6,537	3,212	542

EBITDA	4,437	8,110	5,940
Adjustments:
Acquisition-related costs	—	894	496
Relocation costs	—	136	—

Adjusted EBITDA	4,437	9,140	6,436
Revenue	137,231	171,679	131,031

Adjusted EBITDA margin	3.2%	5.3%	4.9%
Net (loss)/profit	(13,358)	3,378	3,353
Adjustments:
Acquisition-related costs	—	610	360
Relocation costs	—	93	—

Adjusted net (loss)/profit	(13,358)	4,081	3,713

Key Factors Impacting our Results of Operations

        Our business and historical financial condition and results of operations have been affected by a number of important factors that we believe will continue to affect our financial condition and results of operations in the future. Our results are primarily affected by the following factors:

        Success of Design Wins with Potential and Existing Customers.    We believe our enhanced display solutions offer high-quality and advanced functionality, which combined with our ability to meet our customers' production volume requirements makes us an attractive choice to existing and potential customers. In order to get our solutions designed into OEMs' products, we work with our current and potential OEMs and/or their Tier-1 or other suppliers to understand their product roadmaps and strategies. We incur costs, including research and development costs relating to design engineering and prototype manufacturing, in connection with our pursuit of new design wins, that may not be accompanied by or lead to revenues, including with respect to projects for which our customers may not purchase our solutions even after we have obtained a design win due to factors unrelated to the quality or availability of our solutions. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where an OEM has tested our product, verified that our product meets its requirements, qualified our integrated display solutions for their products and delivered a letter to us indicating that we have been awarded the project. The revenue that we generate, if any, from each design win, and the cost incurred to achieve each design win and prepare for production of the products, can be material and can vary significantly. The product development process for our OEM, Tier-1 supplier and other customers can be lengthy, and in some instances may last for longer than two years. We may not earn revenue from our solutions unless and until products featuring our technologies are shipped to our customers, and prior to such time we may incur unreimbursed costs, which at times may be significant, for product development. Our sales expectations are based on forecasts from our existing customers, internal estimates of existing and potential customer demands and internal estimates of overall market trends. We anticipate that our costs in connection with new design wins will increase as we pursue additional opportunities with new and existing customers, including in furtherance of our strategy of becoming an integrated display system provider.

        Investment in Growth.    We have invested, and intend to continue making investments, to expand our operations, increase our headcount, develop our products and differentiated technologies to support our growth and expand our infrastructure. For the years ended December 31, 2019, 2018 and 2017 we incurred capital expenditures of €1,819,240, €2,374,230 and €1,055,326 in connection with continued investments in technical equipment, machines and other equipment in furtherance of our goal of becoming an integrated display system provider. We expect our total operating expenses to increase, potentially significantly, in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations to further broaden our support and coverage of our existing customer base, in addition to developing new customer relationships and generating design wins. We also intend to continue to invest additional resources in research and development to support the development of our products and differentiated technologies. For the years ended December 31, 2019, 2018 and 2017, our research and development expenses were €2,490,259, €1,336,840, and €797,999, respectively. This includes amounts to support research and development efforts initiated in prior periods and therefore not related to new client acquisitions or future product development. We expect that our research and development expenses will increase, potentially significantly, in the future as we pursue additional opportunities. Any investments we make in our sales and marketing operations or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect or nonexistent.

        Pricing and Product Cost.    Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, changes in our product mix, shipment volumes, market prices for our customers' products, changes in the purchase price of our raw materials and changes in the purchase price of third-party components integrated into our enhanced display solutions and direct labor costs. In general, newly introduced products and products with higher performance and functionality, as well as more complex displays used in more challenging and demanding environments (such as industrial applications), tend to be priced higher than more mature products or products with fewer features (such as in the consumer market). In addition, as we shift production of certain of our products out of China, we could expect our labor costs to increase and we may not be able to pass this cost onto our customers. We expect that in certain cases the average selling prices during the life cycle of our project related products can decline as they mature. When selling prices decline, we seek to offset this effect by reducing our costs of raw materials and components as part of our overall manufacturing expenses. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline.

        The Ability of our Customers to Produce and Sell Their Products.    Our customers generally use our products and solutions as a component or a portion of their offerings to their own customers, who in turn sell these offerings to end users. Accordingly, our success depends in large part on the ability of our customers to market and sell their offerings that incorporate our products and solutions. Our customers' product offerings are usually complex and may involve many different systems and components, and their ability to sell their products depends on many factors, including the availability of component parts, raw materials and other necessary services; the proper functioning of each of these components and the timeliness and effectiveness of their own processes. Supply or production delays, raw material shortages or the failure or under-performance of components unrelated to our products and solutions may impact our business even when we are able to deliver our products and services timely and defect-free. These factors may cause delays in our customers' production cycles, may cause our customers to cut back or delay their purchases of our products and solutions or may lead them to cease purchases from us entirely for periods of time while they address their production issues. Because our customer agreements typically do not specify minimum order requirements by our customers, our customers usually have no obligation to purchase our solutions if they experience supply issues unrelated to our solutions, or to make any prepayments to us. This dynamic materially affected our revenues in 2019, during which a global shortage of Intel microprocessor chips led our largest customers to delay orders from us, which has since been resolved. This dynamic resulted in significant period-on-period volatility in our results of operations.

        Our Customer Mix.    We operate in two segments and deliver products to customers in three different end-markets: automotive, industrial/special applications and consumer. Since 2017, our display solutions segment has experienced a significant change in sales mix by end-markets. In 2017, sales in this segment were predominantly to customers in the consumer end-market and since then, our sales mix has moved toward a more balanced portfolio with the largest concentration being customers in the industrial/special applications end-market, followed by consumer and then automotive applications. We expect customers in industrial/special applications end-market to be the largest source of sales and customers in automotive applications and consumer applications to represent slightly lower shares of our sales. This change in sales mix by end-market has generally improved our gross margin and is expected to continue to improve, as sales to customers in the consumer end-market usually contribute lower gross margin in comparison to those to customers in the industrial/special applications and automotive end-markets, as our gross margins generally are higher with more specialized product development. In our sensor technology segment most of our product sales are used in consumer-related products; however, we are seeing increased use by customers with products in the industrial/special applications and automotive end-market. We expect that this increase will accelerate in the future, but that, at least for the next two years, customers in the consumer end-market will to continue to contribute the largest proportion of sales in our sensor technologies segment.

        Product Development Efforts and Product Lifecycles of our Existing and Potential Customers.    Our customers' product life cycles, or the time they wish to purchase and use a particular design, vary significantly depending on their end market, typically lasting multiple years. Based on our experience, we typically expect life cycles to be approximately 1 to 1.5 years for consumer electronics, 3 to 7 years in automotive and 3 to 10 or more years in industrial/specialized applications. We estimate our customers' product life cycles on a case-by-case basis, given the close contacts we have with our customers. We typically commence commercial shipments from 12 months to up to 7 years following a design win, and those shipments can continue for a period exceeding 10 years, depending on the end market or application.

        Volatility of Revenues and Operating Cost Levels Due to Currency Exchange Fluctuations.    With our multinational presence and our need to source materials from multiple locations to produce our enhanced display solutions, we incur revenues and operating costs in currencies other than the euro. Any currency fluctuation can lead to a corresponding effect on those revenues and operating costs. Additional information on transaction and currency translation risks and our efforts to manage them are contained in "—Quantitative and Qualitative Disclosure About Market Risk."

        Identification, Consummation and Integration of Acquisitions.    Part of our strategy is to acquire and consolidate complementary businesses or technologies, including research and development capabilities, where possible and on favorable terms. Any future acquisitions could limit year-to-year comparisons of our results of operations. We may also incur substantial debt, issue additional equity securities or use other funding sources to fund future acquisitions. The efforts in integrating newly-acquired companies may affect our results of operations as well as divert management attention and other resources.

Key Components of our Results of Operations

        We consider a variety of performance and financial metrics to assess the performance of our business. The following discussion describes the components of our statement of operations and other comprehensive income (loss) and certain key factors affecting our results of operations.

  Revenue

        Substantially all of our revenue is derived from the sale of our enhanced display solutions and metal mesh touch sensors. We also derive revenue from the provision of optical bonding services and from licensing of our optical bonding process and related sale of equipment. Additionally, beginning in 2019, our display solutions segment began generating revenues from providing automotive camera R&D engineering services to certain customers.

  Cost of Sales

        Our total cost of sales consists of the costs associated with the manufacturing (including raw materials costs) and distribution of our products, and other costs (e.g., depreciation and amortization, production-related personnel expenses, freight expenses, inventory write downs, repair of production machinery, rework, warehousing and product warranty). Beginning in 2019, we also incurred personnel, seconded personnel and equipment costs in delivering automotive camera R&D engineering services. Certain of our traditionally fixed costs, such as production related personnel expenses, are capable of transitioning to variable costs by more efficiently applying the automated aspects of our production lines to reduce labor and associated overhead costs.

  Gross Profit

        Our gross profit consists of the difference between our revenue and our cost of sales.

  Selling Expenses

        Our selling expenses mainly consist of personnel expenses (including wages, salaries and bonuses, and social security costs) for our sales and marketing staff, marketing and advertising expenses, internal cost allocations, travel and other expenses. Other expenses include rental fees, car fleet expenses, depreciation and amortization, and sales representative and distributor commissions. Our marketing and advertising expenses are comprised of fees for our attendance at industry fairs, advertisements, press services, web-based marketing as well as other marketing expenses, including product samples used to market our solutions. As a result of our international expansion and increasing complexity of our enhanced display solutions, as well as anticipated increases in revenues, we believe that our total selling expenses are likely to increase both in absolute terms and as a percentage of revenues over the next few years.

  General Administrative Expenses

        Our general administrative expenses mainly consist of personnel expenses (including wages, salaries and bonuses, and social security costs) for our administrative staff, rent, building and maintenance expenses as well as other expenses. The other expenses include items such as legal, consulting and audit fees, general maintenance expenses, fees for third party services, depreciation and amortization, travel expenses as well as insurance premiums. As a public company, we expect our general administrative expenses to increase both in absolute terms and as a percentage of revenues as we are required to deploy additional resources to comply with the increased capital markets, financial reporting and regulatory requirements.

  Research and Development (R&D) Expenses

        We incur R&D expenses in connection with the design and development of our solutions, including to improve the technical capabilities of our product offerings generally and in connection with project-based client-driven specifications and requirements. Our R&D expenses consist of personnel expenses, fees for third-party R&D services, supplies and other expenses. We expect that our R&D expenses could increase as a percentage of revenue to the extent that our development and design costs, specifically within automotive applications, increase and as we focus increasingly on developing products and services directly for automotive customers.

        We incur R&D costs in relation to internal research and development projects. Product development costs under IFRS are generally required to be capitalized if the product being developed is technically and commercially viable, the costs of the development can be measured reliably, there are probable future economic benefits from the development and we have sufficient intent and resources to complete the development and use or sell the resulting asset. Other development expenditures that do not meet these criteria are recognized as incurred. We expense research costs as incurred. We have not capitalized any development costs through the year ended December 31, 2019.

  Other Operating Income and Expenses

        Our other operating income and expense consists of income from foreign currency transaction gains or losses, losses on disposal of fixed assets, non-income taxes, bad debt provisions, damages/insurance proceeds, indemnities due to inadequate quality of third-party materials received by us, and miscellaneous income or expense. Foreign currency transaction gains or losses arise from transactions denominated in a foreign currency when the transaction date and settlement date differs.

  Financial Result

        Financial result is financial income less financial expenses. Financial income consists of interest income on our cash and cash equivalents. Interest income is recognized as it accrues, using the effective interest method. Financial expenses include interest expenses related to our financing facilities and the impact of currency exchange fluctuations on the principal balance of our outstanding financing facilities that are denominated in currencies other than euros.

  Income Tax Expenses

        The income tax expense for the period comprises current and deferred income tax. Income taxes are recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

  Exchange Differences on Translation of Foreign Operations

        Exchange differences on translation of foreign operations are primarily driven by fluctuations between the euro and functional currencies of our subsidiaries which include the Japanese yen, Chinese renminbi and US dollar and are recognized in other comprehensive income.

Other Categories of Expenses Affecting Results

  Depreciation and Amortization Expenses

        Depreciation and amortization expenses are included in our cost of sales, general administrative and selling expenses. Following our adoption of IFRS 16, effective January 1, 2019, our depreciation expenses are primarily related to our rental and lease costs and the equipment we use in the development and production of our products. Our amortization expenses are primarily related to the amortization of other intangible assets such as patents and software licenses, and beginning in 2018 following the acquisition of VTS, amortization of intangible assets, primarily, customer relationships. The table below sets forth the allocation of our depreciation and amortization expenses among our cost of sales, general administrative and selling expenses:

	Year Ended December 31,
	2019	2018	2017
	(€ in thousands)
Cost of sales	€5,146	€2,675	€288
General administrative expenses	853	180	254
Selling expenses	538	357	—

Total depreciation and amortization expenses	6,537	3,212	542

  Deferred Offering Costs

        As of December 31, 2019, we had capitalized €6,469,471 in deferred offering costs. These costs are comprised of fees and expenses of professional advisers, as well as travel costs, as of December 31, 2019. The deferred costs will be reclassified to shareholders' equity and offset against IPO proceeds upon completion of the offering. In the event the offering is abandoned or terminated, deferred offering costs will be expensed immediately.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Results of Operations

        The following table sets forth our statement of operations and other comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
					Period over Period Change (2019 v. 2018)
	2019		2018 (restated(2))
	Amount (€ in thousands)	Percentage of Revenue	Amount (€ in thousands)	Percentage of Revenue	Amount (€ in thousands)	Percentage
Revenue	€137,231	100%	171,679	100%	(34,448)	(20.1)%
Cost of sales	(127,210)	92.7	(149,873)	87.3	(22,663)	(15.1)

Gross profit	10,022	7.3	21,806	12.7	(11,784)	(54.1)
Selling expenses	(4,252)	3.1	(4,295)	2.5	43	(1.0)
General administrative expenses	(13,197)	9.6	(13,267)	7.7	70	(0.5)
Research and development expenses	(2,490)	1.8	(1,337)	0.8	(1,153)	86.2
Other operating income (expenses), net(1)	(1,056)	0.8	1,991	1.2	(3,047)	153.0

Operating income	(10,974)	8.0	4,898	2.9	(15,872)	(324.1)
Financial result	(1,642)	1.2	(1,142)	0.7	(500)	43.8

(Loss) profit before tax	(12,616)	9.2	3,756	2.2	(16,372)	(435.9)
Income tax expense	(742)	0.5	(378)	0.2	(364)	96.3

Net (loss)/profit	(13,358)	9.7	3,378	2.0	(16,736)	(495.4)
Other comprehensive income
Exchange differences on translation of foreign operations	117	0.0	23	0.0	94	408.7

Comprehensive (loss)/income	(13,241)	9.6	3,401	2.0	(16,642)	(489.3)

(1)
Amount is shown on a net basis solely for convenience of the reader. Please refer to our consolidated financial statements and related notes, each included elsewhere in this prospectus, for a presentation of Other operating income and Other operating expense on a gross basis.

(2)
The 2018 consolidated statement of operations and other comprehensive income (loss) has been restated to correct an error. Refer to Note 2.4 of the 2019 consolidated financial statements for additional information.

Revenue

        Our revenue decreased €34,447,559, or 20.1% to €137,231,335 in 2019 as compared to €171,678,894 in 2018. This was primarily due to decreased sales of €30,172,221 and €6,634,535 within the Chinese and EMEA markets, respectively, driven by decreased sales to certain significant customers in these markets, which was partially offset by a €2,508,983 increase in sales by our Japanese subsidiary. Revenue from our display solutions segment decreased €36,956,541, or 24.6%, in 2019. This decrease was partially offset by a €2,508,983, or 11.7%, increase in revenues from our sensor technologies segment, which we established when we purchased VTS on March 28, 2018, as a result of it being in operation for the entire year 2019. This increase in revenues was stifled during this period due to lower than anticipated sales to certain consumer end-market customers, namely Dell, who experienced delays in their production cycles due to the global shortage in Intel microprocessor chips that are central to their product offerings. The decline in revenue from our display solutions segment was primarily driven by a €48,639,198 reduction in revenue from three of our customers, Dell, AU Optronics and Mutto. The decrease in revenue from Dell in this segment was also due to the aforementioned global shortage in Intel microprocessor chips and affected our German subsidiary's sales. The decrease in revenues from Mutto resulted from its opting to perform the optical bonding process in-house in 2019 using our patented technology. The revenue decrease from AU Optronics resulted from lower sales to a customer of theirs which experienced significant production declines in 2019. The decreases in revenues from Mutto and AU Optronics affected our Chinese subsidiary's sales. In addition we experienced a decline in licensing revenue due to a reduced focus in licensing our patented MaxVU™ optical bonding process. These revenue declines were partially offset by increased revenues from our industrial/special applications and automotive customers and from €2,324,045 in revenues generated from providing certain automotive camera R&D engineering services to certain customers in 2019 (nil in 2018) as part of our continuing strategy to be an integrated solutions provider.

Cost of Sales and Gross Profit

        Costs of sales decreased €22,663,750, or 15.1%, to €127,209,624 in 2019 as compared to €149,873,374 in 2018, which generally corresponds with the decline in revenue for the relevant period; the decrease in cost of sales was partially offset by the recognition of €946,242 in additional licensing fees for patents used in our sensor technologies segment. Total gross profit decreased €11,783,809, or 54.0%, to €10,021,711 in 2019 from €21,805,520 in 2018. Gross profit/(loss) from our display solutions and sensor technologies segments in 2019 was €11,975,923 and €(1,954,212), respectively. Our gross profit for our display solutions segment decreased €8,481,668, or 41.5% in 2019 as compared to 2018, primarily driven by the amount of our costs that are fixed costs, primarily personnel and equipment-related maintenance and depreciation costs, and therefore unaffected by changes in our revenues. In 2019, in response to decreases in revenue, we took steps to manage our variable costs by more efficiently applying the automated aspects of our production lines to reduce labor and overhead costs and minimize production waste. We also experienced a reduction in license revenue during 2019, and such revenue is associated with high gross margin impact. Our total gross margin was 7.3% for 2019 compared to our total gross margin of 12.7% for 2018. Gross margin for our display solutions segment was 10.6% for 2019, while gross margin for our sensor technologies segment was significantly lower at (8.2)%. In 2019, the gross profit and gross margin in our sensor technologies segment decreased primarily due to fixed personnel costs remaining relatively unchanged compared to 2018 without proportionately increased revenues to offset them. The gross profit and gross margin in our sensor technologies segment was also negatively impacted by inventory stock costs relating to our purchase of third party metal mesh films to satisfy heightened demand for our product at a time which we experienced production capacity limitations. Satisfying this demand required us to purchase films from an external source that were more expensive than those we produce in-house, at high minimum quantities and which yielded lower production volumes. This also caused us to incur related costs and expenses in connection with using such films and the aforementioned additional patent licensing fees. During the fourth quarter of 2019, we began qualifying additional external suppliers to enable more efficient production yields.

Selling Expenses

        Our selling expenses decreased slightly by €43,173, or 1.0%, to €4,252,062 for 2019 as compared to €4,295,235 for 2018 as a result of decreased ongoing sales activities to support our strategic initiatives. Our selling expenses increased as a percentage of revenue in 2019 to 3.1% from 2.5%

General Administrative Expenses

        Our general administrative expenses decreased slightly by €69,496, or 0.5%, to €13,197,135 for 2019 as compared to €13,266,631 for 2018 as we continued to support the administrative needs of our operations. Our general administrative expenses increased as a percentage of revenue in 2019 to 9.6% from 7.7% in 2018.

Research and Development Expenses

        Our research and development expenses increased €1,153,419, or 86.3%, to €2,490,259 for 2019 as compared to €1,336,840 for 2018. This increase was mainly due to the full year impact of research and development costs in our sensor technologies segment, which we established when we purchased VTS on March 28, 2018, following its integration into our business, and from personnel costs, incurred in our display solutions segment for activities which enabled us to provide automotive camera R&D engineering services, which were not incurred in 2018. Our research and development expenses increased as a percentage of revenue in 2019 to 1.8% from 0.8%

Other Operating Income and Other Operating Expenses

        On a net basis, other operating income (expense), decreased €2,279,617 for 2019 to €5,774,140 as compared to €8,053,757 in 2018. This decrease is primarily due to the absence in 2019 of a €2,992,660 bargain purchase gain associated with our VTS acquisition during 2018 (described in Note 5 of our consolidated financial statements and the related notes, which are included elsewhere in this prospectus) and a €317,042 increase in expense from bad debt allowances.

Financial Result

        Our financial result decreased by €500,591 or 43.9%, to €(1,642,182) for 2019 as compared to €(1,141,591) for 2018. This decrease almost entirely relates to increased interest expenses on our borrowings under our bank loans.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Results of Operations

        The following table sets forth our statement of operations and other comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
					Period over Period Change (2018 v. 2017)
	2018 (restated(2))		2017
	Amount (€ in thousands)	Percentage of Revenue	Amount (€ in thousands)	Percentage of Revenue	Amount (€ in thousands)	Percentage
Revenue	€171,679	100%	€131,031	100%	€40,648	31.0%
Cost of sales	(149,873)	87.3	(113,232)	86.4	36,641	32.4

Gross profit	21,806	12.7	17,799	13.6	4,007	22.5
Selling expenses	(4,295)	2.5	(3,735)	2.9	560	15.0
General administrative expenses	(13,267)	7.7	(7,988)	6.1	5,279	66.1
Research and development expenses	(1,337)	0.8	(798)	0.6	539	67.5
Other operating income (expenses), net(1)	1,991	1.2	33	0.0	1,958	5,933.3

Operating income	4,898	2.9	5,311	4.1	(413)	(7.8)
Financial result	(1,142)	0.7	(696)	0.5	446	64.1

Profit before tax	3,756	2.2	4,615	3.5	(859)	(18.6)
Income tax expense	(378)	0.2	(1,262)	1.0	(884)	(70.0)

Net profit	3,378	2.0	3,353	2.6	25	0.7
Other comprehensive income
Exchange differences on translation of foreign operations	23	0.0	(165)	0.1	188	113.9

Comprehensive income	3,401	2.0	3,188	2.4	213	6.7

(1)
Amount is shown on a net basis solely for convenience of the reader. Please refer to VIA optronics AG's consolidated financial statements and related notes, each included elsewhere in this prospectus, for a presentation of Other operating income and Other operating expense on a gross basis.

(2)
The 2018 consolidated statement of operations and other comprehensive income (loss) has been restated to correct an error. Refer to Note 2.4 of the 2019 consolidated financial statements for additional information.

Revenue

        Our revenues increased €40,647,483, or 31.0%, to €171,678,894 in 2018 as compared to €131,031,411 in 2017. This increase was mainly due to the addition of €21,363,541 of revenue generated by our sensor technologies segment following our acquisition of a majority interest in VTS on March 29, 2018. Revenue from our display solutions segment increased €19,283,942, or 14.7%, in 2018. This was primarily due to increased sales of €19,994,407 and €4,223,704 within the Chinese and North American markets, respectively, driven by increased sales to certain significant customers in these markets, which was partially offset by a €4,934,171 reduction in sales in EMEA. The total number of displays sold in our display solutions segment during 2018 remained relatively flat, however, the average selling price of such displays increased at levels generally in line with our percentage increase in our revenues during 2018.

Cost of Sales and Gross Profit

        Costs of sales increased €36,641,862, or 32.4%, to €149,873,374 in 2018 as compared to €113,231,512 in 2017, which is generally in line with our growth in revenue. Total gross profit increased €4,005,621, or 22.5%, to €21,805,520 in 2018 from €17,799,899 in 2017. All of our revenue and gross profit in 2017 was realized from our display solutions segment. Gross profit from our display solutions and sensor technologies segments in 2018 was €20,457,591 and €1,123,471, respectively, after eliminating inter-segment consolidation adjustments of €224,459. Our gross profit for our display solutions segment increased €2,657,692, or 14.9%, in 2018 as compared to 2017, primarily relating to the high gross profit and favorable margin from our VIA Suzhou operations. Our total gross margin of 12.7% in 2018 was slightly lower as compared to a total gross margin of 13.6% in 2017. Gross margin for our display solutions segment was 13.6%, while gross margin for our sensor technologies segment was lower at 5.5%. This is primarily due to the fact that our metal mesh touch sensors are generally more costly to produce than our display solutions.

Selling Expenses

        Our selling expenses increased €560,305, or 15.0%, to €4,295,235 in 2018 as compared to €3,734,930 in 2017. The increase in our selling expenses primarily relates to increases in our employee benefits of €753,957, depreciation and amortization of €356,331 and purchased services of €182,365, which amount was partially offset by a decrease in lease and contingent rent expenses of €852,012.

General Administrative Expenses

        Our general administrative expenses increased €5,278,141, or 66.1%, to €13,266,631 in 2018 as compared to €7,988,490 in 2017. This increase was mainly due to the significant increase in our employee headcount resulting in higher personnel expenses attributable to our acquisition of a majority of VTS on March 29, 2018. This increase was mainly due to higher vehicle and travel expenses of €2,309,241, employee benefits of €1,903,324, consultancy and audit costs of €806,277, lease and contingent rent of €718,980 as well as taxes, other dues and charges of €355,810. Our general administrative expenses increased significantly as a percentage of our revenue in 2018 to 7.7%.

Research and Development Expenses

        Our research and development expenses increased €538,841, or 67.5%, to €1,336,840 in 2018 as compared to €797,999 in 2017. This increase was mainly due to the costs of purchased services by VTS and higher consumption of materials, including quality and testing equipment, to support existing and future research and development projects. Research and development expenses increased as a percentage of our revenues to 0.8% in 2018 from 0.6% in 2017.

Other Operating Income and Other Operating Expenses

        On a net basis, other operating income (expense), increased €1,958,591 in 2018 to €1,991,197 as compared to €32,605 in 2017. This increase is primarily due to our recognition of a €2,992,660 bargain purchase gain associated with our acquisition of a majority of VTS, which was partially offset by a €954,484 increase in miscellaneous other operating expenses, such as tooling expenses, off-site expenses and customs duties. The relationship of our exchange gains and losses in 2018 remained essentially flat as compared to 2017.

Financial Result

        Our financial result decreased €445,581, or 64.0%, to €(1,141,591) in 2018 as compared to €(696,010) in 2017. This increase almost entirely relates to increased interest expenses of €1,140,047 on our borrowings under our bank loans due to a €17,890,788 increase in the aggregate amount of our outstanding borrowings in 2018, which was principally driven by increased working capital requirements and the establishment of a new working capital loan to support VTS's operations in Japan.

Liquidity and Capital Resources

        To date, we have financed our operations primarily through sales of our products and services, including licensing, as well as borrowings under our working capital and equipment financing facilities. As of December 31, 2019, we had cash and cash equivalents of €9,335,123 and we had access to seven credit and equipment financing facilities, two of which were with banks located in Germany, four of which were with banks located in China and one of which was with a bank located in Japan. We have an aggregate availability of €9.6 million under the German facilities, CNY 140 million under the Chinese facilities and 475 million Japanese yen under the Japanese facilities to support our short term working capital and capital expenditure requirements, of which €9.6 million, CNY 140 million and 134 million Japanese yen, respectively, or €28,648,651 in the aggregate, were outstanding as of December 31, 2019 as compared to an aggregate of €30,505,046 outstanding as of December 31, 2018. At December 31, 2019, the blended interest rate of these facilities was 2.5% for the German facilities, 3.6% for the Chinese facilities and around 1.7% for the Japanese facilities. These facilities generally require repayment within six months except for the long term Japanese facility which matures on October 31, 2023. We are not bound by any restrictive covenants with respect to these working capital facilities, however the subsidiaries that are borrowers under certain of these bank loans have pledged a portion of their receivables to the applicable lender up to the drawn balance of the respective loans to support the obligations under such loans. Historically we have been able to obtain replacement working capital financing upon the maturity of our bank loans. Additionally, in 2019, our majority shareholder provided us with a €2 million loan due for repayment in February 2021.

        We generally receive payment from our customers within 60-90 days of the date of delivery of our products and services to our customers and maintain 30-60 day payment terms with our suppliers. We have historically used cash generated from our operations and short-term borrowings under our existing working capital financing facilities to fund our working capital requirements.

Future Capital Requirements

        We believe that our existing cash and cash equivalents, together with the net proceeds of this offering and availability under our current or future working capital and equipment financing facilities, will be sufficient to meet our working capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Cash flows

	Year Ended December 31,
	2019	2018	2017
	(€ in thousands)
Net cash provided by (used in) operating activities	€5,256	€(8,903)	€(2,041)
Net cash used in investing activities	(3,091)	(3,822)	(1,167)
Net cash provided by (used in) financing activities	(2,795)	15,994	3,752

Net increase (decrease) in cash and cash equivalents	(630)	3,269	544
Cash and cash equivalents at the end of the period	9,335	9,943	6,623

Net cash provided by (used in) operating activities

        In 2019, our net cash provided by operating activities increased €14,159,420 to €5,255,966 as compared to a net cash usage of €(8,903,454) for 2018. This increase was primarily due to increased collections of trade accounts receivable, decreased payment of other liabilities and decreased inventories at fiscal year-end, partially offset by the loss before income taxes.

        In 2018, our net cash used in operating activities increased €6,862,317 to €8,903,454 as compared to €2,041,137 for 2017. This increase was primarily due to an increase in our trade and other receivables of €15,701,254 primarily related to our general increase in sales volume. This was partially offset by an increase in deferred income taxes and taxes payable of €3,624,634 and a decrease in our inventories of €1,344,330, which primarily related to VTS having a different inventory cycle than our display solutions segment.

        In 2017, our net cash used in operating activities was €2,041,137, which was primarily driven by a €15,483,667 increase in our inventories which was driven by increased sales activity over the prior period. This was partially offset by increases in our trade and other payable of €6,891,676 and provisions and employee benefits of €1,661,749, which primarily related to our increased sales and the general growth of our business operations.

Net cash used in investing activities

        In 2019, our net cash used in investing activities was €3,090,987, representing a decrease of €730,835 as compared to 2018. This decrease primarily related to the absence in 2019 of our 2018 payment of €1,286,356 to purchase for our 65% interest in VTS, net of cash acquired in the acquisitions, and of costs in 2018 for related acquired property and equipment an intangible assets. These decreases were partially offset by €1,554,787 in payments to purchase additional intangible assets, primarily relating to software, licenses and patents.

        In 2018, our net cash used in investing activities was €3,821,822, representing an increase of €2,655,258 as compared to 2017. This increase primarily related to our payment of €1,286,356 in purchase price for our 65% interest in VTS, net of cash acquired in the acquisition, and increases in the costs of related acquired property and equipment an intangible assets relating to VTS.

        In 2017, our net cash used in investing activities of €1,166,564 consisted primarily of €1,055,326 in costs of acquired property and equipment and €113,814 in the cost of acquired intangible assets.

Net cash provided by (used in) financing activities

        In 2019, our net cash used in financing activities was €2,795,254, partially as a result of our receipt of €59,368,855 in proceeds from borrowings under our working capital loans, primarily offset by €58,931,938 in loan repayments and €1,584,082 in interest paid on our outstanding working capital loans. Additionally, €1,748,088 in cash outflows for lease payments was included in financing activities as required under IFRS 16 Leases which we adopted effective January 1, 2019. Prior to this date, such payments were presented as a component of operating activities.

        In 2018, we had net cash provided by financing activities of €15,993,868 as a result of our receipt of €57,975,438 in proceeds from borrowings under our working capital loans, primarily offset by €41,284,325 in loan repayments and €697,245 in interest paid on our outstanding working capital loans.

        In 2017, we had net cash provided by financing activities of €3,752,070 as a result of our receipt of €28,048,840 in proceeds from borrowings under our working capital loans, primarily offset by €23,655,058 in loan repayments and €641,712 in interest paid on our outstanding working capital loans.

Contractual Obligations

        Our principal longer-term contractual obligations consist of equipment financing facilities.

        The following table sets forth information on our contractual obligations by due date as of December 31, 2019:

	December 31, 2019
	(€ in thousands)
	Total	Less than 1 year	1 - 5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	31,445,928	30,349,651	1,096,277	—
Total	31,445,928	14,113,357	1,096,277	—

Off-Balance Sheet Transactions

        Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance or special purpose entities.

Impact of Inflation

        Our consolidated statement of comprehensive income and consolidated statement of financial position are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our consolidated statement of comprehensive income and statement of financial position have been immaterial.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. The market risk is the risk that the fair value or the future cash flow of a financial instrument fluctuates due to changes in the market prices. The primary market risks to which we are exposed are interest rate risk and foreign exchange risk.

Interest Rate Risk

        Interest rate risk includes the influence of positive and negative changes to interest rates on our profit, equity, or cash flow in the current or any future reporting period. Interest rate risks from financial instruments arise mainly in connection with financial liabilities, including borrowings under our existing working capital and equipment financing facilities. With the amount of cash and cash equivalents and financial instruments that we maintained at December 31, 2018, a hypothetical increase or decrease of one percentage point, or 100 basis points, in interest rates, would not have had a material effect on our financial statements.

Foreign Exchange Risk

        We are exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases/expenses and borrowings are denominated and the respective functional currencies of our group companies. Our functional currency is the euro. The currencies in which transactions are primarily denominated are euros, U.S. dollars, Japanese yen and Chinese renminbi.

        The foreign exchange risks we face result from translation risk and transaction risk.

        Translation risk describes the risk from changes to the statement of financial position and statement of comprehensive income items of a subsidiary due to changes to the exchange rates when converting local individual financial statements into presentation currency. The changes caused by currency fluctuations when translating statement of financial position items are recognized in equity. We are currently exposed to translation risk with respect to three subsidiaries, specifically with respect to translation of U.S. dollars, Chinese renminbi and Japanese yen to euros, our currency for financial reporting purposes. We estimate that a 10% change in the value of the Euro versus the value of the U.S. dollar and Japanese Yen would change our reported financial liabilities in 2019 by €2.3 million and €3,545, respectively. There is no hedging of this risk.

        Transaction risk is the risk that the value of future foreign payments may change due to exchange rate fluctuations. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to euros. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Credit Risk

        Credit risk, also known as risk of default, is the risk that a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk arises principally from our receivables from customers and varies from customer to customer. We conduct extensive credit assessments of our customers during the customer acquisition phase. Thereafter, outstanding receivables from customers are monitored regularly and put through a formal collection process in order to convert such receivables to cash. Any remaining credit risk is reviewed and provided for individually.

Critical Accounting Policies, Significant Estimates and Judgments

        The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about or changes in these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods. On an ongoing basis, we evaluate our estimates, assumptions and judgments.

        We based our assumptions and estimates on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

        For a comprehensive description of our critical accounting policies refer to Note 2 in the notes to our consolidated financial statements appearing elsewhere in this registration statement for a description of all of our significant accounting policies.

        The following paragraphs discuss the items that we believe are the critical accounting policies most affected by significant management estimates and judgments.

Revenue

        For certain projects within our display solutions segment, we enter into contracts with our customers to acquire, on their behalf, displays produced by third-party suppliers. Under these contracts, we provide procurement services. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the displays or obtain benefits from the displays. The following factors indicate that we control the goods before they are being transferred to customers.

  •
  We are primarily responsible for fulfilling the promise to provide the specified displays or systems;

  •
  We assume inventory risk before or the specified displays have been transferred to the customer as we purchase the specified displays and take them into inventory before the displays are bonded and shipped to our customers; and

  •
  We have discretion in establishing the price for the specified displays.

        Therefore, we determined that we are principal in these contracts. The actual amount of revenue recognized could differ from the values derived from these judgments made if conditions change and such changes have an impact on the assumptions or judgments used.

Contingent Liabilities

        From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure.

        When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Purchase Price Allocation and Acquisitions

        We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

        When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions. We generally base the measurement of fair value on the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our forecasted revenues, weighted average cost of capital as well as the term of use of the tangible assets.

        Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Taxes

        We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. Therefore, actual income taxes could materially vary from these estimates.

Policy applicable after IFRS 16 adoption

        We assesses at inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

        This policy is applied to contracts entered into, on or after January 1, 2019, as well as those existing as of the date of this prospectus and which were previously identified as leases. See Note 3.1 to our consolidated financial statements included elsewhere in this prospectus for additional information on the effect of IFRS 16 adoption.

The Company as a lessee

        We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Lease liability

        The lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We use our incremental borrowing rate as the discount rate.

        We determine our incremental borrowing rate by obtaining interest rates from various external financing sources and make certain adjustments to reflect the terms of the lease and type of the asset leased.

        The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we changes our assessment of whether we will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

        When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount for the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

        We apply the short-term lease recognition exemption to leases for IT equipment with an initial lease term of 12 months or less. It also applies the low-value assets recognition exemption to leases of equipment considered to be low value. For these leases, expense is recognized on a straight-line basis over the lease term.

Extension options

        Some property leases contain extension options exercisable by us up to one year before the end of the non-cancellable contract period. Where practicable, we seek to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by us and not by the lessors. We assess at lease commencement date whether it is reasonably certain to exercise the extension options. We re-assess whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within our control.

Provision for Expected Credit Losses of Trade Receivables and Contract Assets

        We use a provision matrix to calculate expected credit losses, or ECLs, for trade receivables. The provision rates are based on days past due for customers that have similar loss patterns.

        The provision matrix is initially based on our historical observed default rates. We then calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions are expected to deteriorate over the next year, which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted upward. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

        The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future.

Provisions

        A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty experience and a weighting of possible outcomes against their associated probabilities.

        Management's estimations are based on the best information available related to historical experience and expected future costs and are subject to change over time.

Leases

        With the adoption of IFRS 16 effective January 1, 2019, we recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Generally, we use our incremental borrowing rate as the discount rate.

        The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

        Management has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether management is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in JOBS Act, enacted in April 2012. As a result, we are able to take advantage of certain exemptions from various public company reporting requirements, including, among other things, the requirement to have our internal controls over financial reporting audited by an independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act. We may take advantage of these exemptions until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the closing of this offering; (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which will occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

BUSINESS

Overview

        We are a leading provider of enhanced display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Our technology is particularly well-suited for demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. Our solutions combine our expertise in integrated display head assembly and proprietary bonding technologies. We also develop, manufacture and sell an array of customized metal mesh touch sensors and electrode base film materials for use in touch panels. Our portfolio of offerings enables thin display designs and high optical clarity, which decreases power consumption and increases readability. We provide a wide range of customized display solutions across a broad range of display sizes and shapes, including curved display panels and solutions integrating multiple displays under one cover lens.

        Our differentiated technologies include our proprietary silicone-based bonding material, or VIA bond plus, our patented optical bonding processes, or MaxVU™, and our metal mesh touch sensor technology. Our optical bonding processes utilize VIA bond plus for display head assemblies, or DHAs, without using any potentially damaging mechanical force, and eliminate air gaps and other distorting features common to conventional technologies. Our metal mesh touch sensor technology enables high precision functionality and is based on a metal grid patterned on a transparent electrode base film that can be laminated to any type, size and shape of cover lens material. In addition to our proprietary technologies and processes, we have expertise in working with collaborators to implement specialized production methods, such as cold forming technology, that enable innovation in product development.

        Our customers operate in the automotive, consumer electronics and industrial/specialized applications end markets. Our solutions can be found in the products of companies such as Alpine, BMW, Continental, Ferrari, General Motors, Dell, HP, Lenovo, Sharp, 3M, Aptiv, Honeywell and John Deere. Our automotive applications include displays for navigation, instrument clusters, rear seat entertainment and infotainment systems. Our consumer applications include solutions for notebooks, tablets and all-in-one monitors. Our industrial/specialized applications include avionics and marine instrumentation, agricultural combines, digital signage, interactive conference room displays, industrial robotics and defense applications.

        Our portfolio of offerings consists of enhanced display solutions, optical bonding and related services and licensing, and metal mesh touch sensors. We possess an extensive array of proprietary technologies related to optical bonding and metal mesh touch sensors which enables us to provide enhanced display solutions that are built to meet the specific needs of our customers. We believe our technologies and our related intellectual property, as well as our engineering expertise, give us a competitive edge.

        For the year ended December 31, 2019, we generated revenue of €137.2 million and a net loss of €13.4 million. We are headquartered in Nuremberg, Germany and had over 650 employees worldwide as of December 31, 2019. We maintain production facilities in Germany, China and Japan and, through our subsidiaries, operate sales offices in Taiwan and the United States. In 2019, we served over 70 customers around the world.

Our Competitive Strengths

        We believe the following key strengths will help us to maintain and enhance our competitive position:

        Proprietary material, patented processes and metal mesh technology.    We believe that our proprietary silicone-based bonding material, patented optical bonding processes and metal mesh touch sensor technology are key enablers of our success in our target markets. We are, to our knowledge, the only company that offers a combination of optical bonding and metal mesh touch sensor technology. We have an aggregate of 57 granted patents and 100 additional pending patent applications relating to our optical bonding processes, metal mesh touch sensor technology and component parts used in our customized production equipment. VIA bond plus is our proprietary silicone-based bonding material utilized for all of our bonding applications. In contrast to organic substances such as acrylates, VIA bond plus is repairable, non-shrinking, non-yellowing, environmentally friendly and stable at extreme temperatures. MaxVU is our patented dry-bonding process that enables display head assembly without potentially damaging mechanical force, thereby increasing production yield reducing potential LCD damage and minimizing undesired optical side effects. In addition, our copper-based metal mesh touch sensor technology offers significantly higher conductivity that enhance touch performance, including stylus/pen sensitivity and glove functionality.

        Technological expertise well-suited for demanding environments.    We are a pioneer in designing and developing display solutions intended to satisfy the most demanding technological and environmental challenges. These challenges include bright ambient light, vibration and shock, extreme temperatures, condensation, dust and other specialized conditions, as well as the need for enhanced touch sensitivity and curved form factors. We continue to dedicate significant research and development, or R&D, resources to address these challenges. Further, we leverage the experience we gain in the high-end consumer market, which is generally characterized by early adoption of new technologies and shorter product life cycles, to anticipate industry trends and innovate solutions for our automotive and industrial/specialized applications markets.

        Efficient global production with automated, scalable capacity.    With our modern production sites in Germany, China and Japan, we have the ability to meet customers' specific requirements with regards to design, volume and manufacturing location. Our flexible production lines can provide solutions for a wide range of display screen sizes up to 100 inches. Our bonding facilities are equipped with manual, semi-automated and fully automated production lines capable of handling various production volumes, from specialized small-batch runs to high volume production. We leverage our customized equipment and manufacturing know-how to quickly clean, re-tool and ramp up our production lines to maximize utilization.

        Early and deep design collaboration with Original Equipment Manufacturers.    Because of the increasing integration of display and/or touch functionality into novel design assemblies, we often engage with OEMs, either directly or through third-party suppliers, early in their design and development processes. We utilize our deep engineering and R&D resources and operating expertise to collaborate with OEMs on product design, qualification, manufacturing and testing in order to provide comprehensive and customized solutions. We believe this approach provides us with an understanding of the OEMs' technology roadmaps, allowing us to develop innovative and advanced solutions to meet their current and future needs. Our technological expertise in combination with our collaborative relationships allows us to develop new applications, such as touch enabled controls on an automotive center console, and enables us to be a sole source supplier for certain OEMs.

        Proven engineering and experienced management team.    We have assembled a team of talented technical professionals with significant knowledge and expertise in the areas of optical bonding and touch sensor technology. We also have an experienced global management team with extensive expertise in enhanced display solutions, system integration and manufacturing, and a strong track record of management experience at companies including Aptiv, AU Optronics, Dell and Siemens.

Our Growth Strategy

        The key elements of our strategy are:

        Become an integrated display system provider.    Our goal is to become a leading supplier to Tier-1 suppliers and a direct design partner to OEMs, specifically within the automotive market, to further our goal of becoming an integrated display system provider. We aim to expand our capabilities to serve as an integrated display system provider in the automotive, consumer electronics and industrial/specialized applications end markets by combining system design, interactive displays, software functionality and other hardware components. We plan to achieve this goal by utilizing our extensive intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor technologies to expand our in-house technological capabilities. We also plan to expand our research and development efforts through increased investment in our engineering activities, including the hiring of additional personnel. We may also seek to augment our solutions by acquiring new technologies and expertise, including by acquiring other companies or assets, hiring technical teams or entering into strategic alliances.

        Grow within our existing customer base.    We plan to grow our position with existing customers by continuing to leverage our technological capabilities and engineering talents. We have become increasingly involved at earlier stages of the OEM design and development process, specifically within the automotive market, as display solutions continue to be differentiating factors for end user experience. We expect this close and early-stage collaboration to continue to facilitate strong and long-term customer relationships and increase our exposure to OEMs.

        Continue to expand our customer base.    We intend to expand our customer base within our core end markets. In particular, we believe we are well-positioned to further penetrate the automotive market given our technological expertise, innovation in touch and cold forming technology and reputation in the industry. We also intend to acquire new customers within the industrial/specialized applications market, where enhanced display and touch sensor solutions are needed in a wide range of products for use in demanding environments. We believe our technological capabilities, production know-how and R&D expertise will enable us to continue to improve our products' functionality and performance and will facilitate our ability to develop products and enhancements, enable new applications and expand our customer base within our core end markets.

        Leverage our full-service metal mesh touch sensor technology.    We intend to accelerate the adoption of our metal mesh touch sensor technology into more touch display applications across our end markets. Before our acquisition of a majority interest in VTS from Toppan, on March 29, 2018, we purchased touch sensors from third-party vendors for use in our display solutions. We intend to leverage our ability to produce both the electrode base film and related metal mesh touch sensors to become a one-stop touch solution provider. We expect that an increasing number of our customers will adopt our in-house metal mesh display touch sensor technology as high-precision touch functionality becomes more prevalent.

Industry Overview

        Digital displays have become pervasive in everyday life. Technological advancements, quality improvements and cost reductions have collectively helped to make displays ubiquitous in nearly every industry. In response to the growing demand and broadening applications of display technology, optical bonding and touch sensor technologies have become critical to achieving the diverse and highly specific requirements of customers in various end markets.

Optical Bonding

        Optical bonding is a process in which a clear, optical-grade adhesive, such as silicone or acrylate, is placed between various components of the DHA, which may include an LCD panel, touch sensor layer and cover lens, to bind the components of the DHA and eliminate the presence of an air gap. It is an alternative process to the traditional method of applying an adhesive tape or material around the edge of the display, which leaves a layer of air in between the various components. Displays that contain an air gap generally have lower optical performance (e.g., lack of sunlight readability, lower brightness) due to reflections occurring at the internal optical surfaces of a display assembly (such as the LCD panel and cover lens). Optical bonding eliminates nearly all internal reflection due to better matching of the index of refraction of the optical surfaces.

        A number of benefits can be achieved by using optical bonding rather than traditional methods, such as reduced internal reflection that results in improved readability while reducing backlight power requirements, preventing moisture and impurities from penetrating the display assembly stack, and reducing sensitivity to shock and vibration. As a result, displays with optical bonding are generally easier to read and more durable, and facilitate a longer battery life. Optical bonding also results in a higher degree of stability of displays, which permits thinner displays to be produced. Importantly, optical bonding can be used with many types of display technologies, including the two most common types, LCD and Organic Light Emitting Diode, or OLED. As such, optical bonding is becoming the de facto standard for a wide range of display solutions.

Touch Sensors

        The global market for touch-enabled displays has gained significant momentum over the past few years as users have adopted the simplicity of point and touch as a mode of input. In addition, it has become less costly to integrate touch sensors directly into a display due to, among other things, decreased component costs.

        First generation resistive touch sensor technology required pressure to complete a circuit between electrode layers. As a result, this legacy technology was only responsive to touch when pressure was applied by objects such as a fingertip or a stylus pen, leading to slow response time, less precision and generally an inability to respond to multiple touchpoints.

        In recent years, the touch technology market has focused on projective capacitive, or PCAP, touch sensor technologies. PCAP touch screens use two transparent electrode layers that are placed between a cover lens and the display. A touch is detected when a touching object (such as a fingertip or pen) changes the capacitive field created by the combination of two electrode layers oriented on the x- and y-axes rather than by applying physical pressure to the cover lens. The electrode layers are designed in a specific pattern (typically a grid for metal mesh sensors), with the potential points of touch recognition corresponding to the number of intersections between the rows and columns contained within the grid. Capacitive touch screens can be self-capacitive (meaning the device only recognizes a single touch point at a time) or mutual capacitive (meaning the device can recognize multiple touch locations simultaneously).

        Metal mesh is a type of mutual capacitive PCAP technology in which the electrode layer is made of a very thin layer of a conductive metal grid, either copper or silver. Compared with indium tin oxide, or ITO, a conductive electrode material used in traditional PCAP technologies, metal mesh provides certain advantages, including higher conductivity and a higher tolerance to bending, while maintaining the same transparency and providing more accurate touch functionality across multiple touch locations. The advantages of using metal mesh technology are well-suited for large display sizes and flexible form factors, which are currently costlier to produce when using existing PCAP technology. The performance of a metal mesh touch sensor is largely dependent upon the conductive metal utilized in the electrode layer, such as copper or silver. While many of our competitors use silver, we believe the physical properties of copper give it a number of advantages over silver, such as higher durability and reliability, lower cost and lower tendency to oxidize, which causes the metal to lose efficiency as an electrical conductor. While there are greater technological challenges to working with copper as opposed to silver, such as achieving optical transparency with a darker material, we believe the benefits of using copper outweigh the challenges.

Our Market Opportunity

        The proliferation of tablets, smartphones and other personal devices has increased the prevalence of displays in the consumer market, while the rising demand for dynamic visual communication, the increasing use of interactive displays and lower costs for these displays are driving the growth of displays in non-traditional verticals beyond the consumer electronics end market. In addition, the rapid expansion of the flexible display market, the rising demand for OLED-based devices and the technological development of more energy-efficient and higher specification displays are emerging as key drivers of sustained display market growth. We estimate that the addressable market for our offerings in 2018 was at least $42.3 billion, which was derived from MarketsandMarkets' estimate of global revenue from the sale of displays of approximately $130.0 billion in 2018. Within the total global display market, MarketsandMarkets attributed $87.7 billion in 2018 to TVs, smartphones, smart wearables, other display products such as E-readers and medical devices and other display technologies such as E-paper, which we do not address today nor expect to address in the future. MarketsandMarkets estimates that global revenue from the sale of displays will grow to approximately $163.3 billion in 2023.

        We believe a number of trends are expanding our market opportunity:

        The number and complexity of displays in automotive applications continue to increase.    The increasing electrification of vehicles and the shift towards a more interactive driving experience are propelling the demand for displays in the automotive market. Automotive displays, as of today, consist primarily of instrument cluster, center stack and rear seat entertainment, with electronic rearview mirror replacement systems, or eMirrors, being more recently introduced to the market. In addition to the number of displays in vehicles increasing, auto manufacturers are interested in incorporating previously manually controlled elements (such as temperature controls and stereo functions) into a single, frequently touch-enabled, display solution. Accordingly, the complexity and form factors have expanded to include multi-panel and non-standard shapes and configurations, requiring significant display assembly manufacturing and integration expertise. Displays used in automotive applications are integral to vehicle operation and performance, and must meet a variety of stringent requirements such as broad viewing angles, high brightness, wide temperature ranges and extended product lifetimes and, for certain displays, other operational and safety requirements. MarketsandMarkets estimates that global revenue from the sale of displays used in automobiles was approximately $6.6 billion in 2018 and will grow annually at 9.4% to approximately $10.3 billion in 2023.

        Industrial and other specialized display applications are a demanding and high-growth segment.    The increasing demand to improve user experience, information communication and advertising are driving the proliferation of digital displays in a number of sectors such as transportation, heavy machinery, retail, education, finance, defense, avionics and marine applications. The proliferation of digital technology, decrease in product cost and increase in touch-panel size are also expanding the application of interactive, touch-enabled displays. Examples of industrial/specialized applications include touch monitors used for shopping mall directories, digital signage for advertisement inside and outside of banks, large touch-enabled digital canvases used by professional animation studios, touch displays used in classrooms, cockpit displays used in aircraft, heat-resistant displays used by firefighters and ruggedized displays for industrial and military operators. MarketsandMarkets estimates that global revenue from the sale of displays used in all products excluding automotive, PC monitors and laptops, smartphones, smart wearables, tablets and TVs, was approximately $10.9 billion in 2018, which will grow annually at 7.0% to approximately $15.3 billion in 2023.

        Consumer electronics remain the mature foundation of the display market.    In the consumer market, tablets and notebooks have become a popular alternative to stationary desktops. Given the portability of these devices and their use in outdoor environments, attributes such as sunlight readability, durability, touch functionality and thin and light design remain essential. Over the last decade, consumer device displays have changed from being bulky and space-consuming to slim and bezel-less, driving the need for increasingly complex customization of display solutions. The market is also adopting emerging technologies such as flexible display and OLED that could enable more rugged, lighter weight and even thinner display solutions, as well as give rise to novel applications, such as transparent displays. The confluence of the need for portability, increasing design customization and emerging display technologies are driving the demand for enhanced display solutions. As such, we believe we will continue to gain market share from conventional display solution providers.

Our Offerings

        Our portfolio of offerings consists of enhanced display solutions, optical bonding and related services and licensing, and metal mesh touch sensors. We possess an extensive array of proprietary technologies related to optical bonding and metal mesh touch sensors. These technologies enable us to provide enhanced display solutions that are built to meet the specific needs of our customers. We believe our technologies and our related intellectual property, as well as our engineering expertise, give us a competitive edge and pose significant barriers to entry.

Enhanced Display Solutions

        Currently, our enhanced display solutions include DHAs and sub-assemblies such as touch panel assemblies and LCD-touch assemblies. A DHA is a subsystem, consisting of multiple optical and electrical overlays that are designed to be combined with or integrated into another system. The component layers of our DHAs, and their subassemblies, are assembled using our proprietary MaxVU optical bonding processes and can incorporate a touch panel if desired. A touch panel subassembly consists of a cover lens and a touch sensor. An LCD subassembly includes an open cell (without backlight) LCD glass matrix and a backlight unit, or BLU, containing optical films, light guide, light source reflectors and other layers.

        The image below demonstrates the structure of a typical DHA with touch functionality.

        As an enhanced display solutions provider, we are able to design DHAs by identifying the required components and deliver finished DHAs incorporating components sourced from a combination of in-house and third-party suppliers. Components we produce in-house include our finished optical bonding material that is a combination of the two silicone adhesives exclusively produced by Wacker and supplied to us based on our specifications, as well as our metal mesh touch sensors. Components we purchase from third-party suppliers can include glass, open cell LCD glass matrices, BLUs, electronic components, housing and sensors when required by customer specification. We expect that an increasing number of our customers will adopt our in-house metal mesh touch sensor technology as high-precision touch functionality becomes more prevalent. Furthermore, we often help customers design and work with third-party suppliers on the manufacturing of custom components, such as non-standard backlight modules, to meet their specific requirements. Almost all of our products are designed specifically for individual client projects.

        We have also introduced integrated camera functionality, using cameras we purchase from third-party suppliers, to our portfolio to address the fast-growing demand for integrated, camera-enhanced displays. We are supporting this development through camera engineering and R&D personnel, including through the services of an experienced camera design team. We believe this is another important step towards realizing our aspiration of becoming an integrated display system provider that offers not only components and subsystems, but also complete systems that fully integrate components in a seamless offering. An example of such an offering is eMirror systems combining cameras, interactive displays, electronic control units and software interface in a tightly integrated package.

        Most recently, we entered into a strategic partnership with Corning, whereby we leveraged our optronics core competencies in the area of optical bonding, copper metal mesh touch sensor technology for high performing touch functions and automative camera technology combined with Corning's core competencies in the area of cold forming glass. In January 2020, we initiated mass production of automotive interior curved display systems utilizing these technologies.

Optical Bonding

        Our optical bonding technologies include our proprietary VIA bond plus material, our patented MaxVU bonding processes (mainly MaxVU II or MaxVU III, our dry bonding processes) and related equipment customization.

  •
  VIA bond plus Materials.  VIA bond plus is our proprietary inorganic silicone-based optical bonding material used for all of our bonding applications. VIA bond plus supports long lasting, optically enhanced and sunlight readable display solutions. It enables slim product design as well as flexible applications on bendable, foldable and curved display surfaces.

    We believe our inorganic silicone-based optical bonding material offers several advantages over organic bonding materials, such as acrylates. For example, acrylate-based materials shrink by approximately 2-3% or more over time, gradually deteriorating the optical bonding layer. Acrylates also react to UV light and become yellow over their lifetime. As a result, images from displays change color, become dimmer due to decreased transparency and require additional power consumption to compensate for the loss in optical performance. Moreover, displays bonded with acrylate materials usually cannot be repaired because the hardened material cannot be removed from the display components without destroying them. As a result, acrylate-based display assemblies are less environmentally friendly because the component parts often cannot be recycled and reused.

    We believe VIA bond plus provides the following key benefits compared to competing bonding materials:

VIA bond plus	Competing Technologies
• Clear, transparent and non-yellowing	• Yellows over time
• Fully repairable (production and field)	• Limited or no reparability
• High stability at extreme temperatures	• Less stability at extreme temperatures
• Tailorable hardness	• No flexibility for hardness
• No external activators required; self-curing	• Require an external activator to cure (UV or heat)
• Non-shrinking (<0.1%)	• Subject to shrinkage (2-3% or more)
• Non-toxic and environmentally friendly	• Generates fumes that require additional production precautions and component parts often cannot be recycled

    Pursuant to the terms of our Framework Collaboration Agreement with Wacker, Wacker is our exclusive supplier of the base materials used in our VIA bond plus. We are the inventor and sole owner of the proprietary formula relating to the combination of silicon base materials used to create VIA bond plus, and the method of application of VIA bond plus to display components. We currently source all of our requirements for the silicon base materials used in our VIA bond plus from a sole supplier. We are actively working to develop alternative sources of materials to be used in our bonding processes, including by developing our own internal supply.

  •
  MaxVU II and III Bonding Processes (MaxVU).  MaxVU II and III, our patented optical bonding processes, are also known as dry bonding or hybrid bonding. We first apply our VIA bond plus liquid silicone-based optical bonding material onto a substrate, such as the cover lens, touch panel or the display. As a material capable of fully curing without any external activation such as UV light, the VIA bond plus liquid is pre-cured to become a soft and gel-like layer with favorable adhesive properties. In the next step, the substrate with the adhesive layer is optically bonded (laminated) to a second substrate (such as a cover lens, touch panel or display) without mechanical force (i.e., without pressure). After, VIA bond plus self-cures until the material is fully cured. For pre-curing as well as final curing, moderate heat may be applied to accelerate the process, but is not necessary to complete the curing process. This curing process without external activation and optical bonding process without mechanical force are distinguishing features of MaxVU.

    Unlike MaxVU, competing technologies typically use a wet process that dispenses a liquid adhesive onto a display, and then applies pressure to the cover lens with mechanical force to squeeze the liquid adhesive from the middle of the substrate to the edges of the display.

    We believe MaxVU provides the following key benefits compared to bonding processes that apply mechanical force:

MaxVU	Competing Technologies
• No adhesive will flow into the backlight and damage the LCD	• Liquid may be squeezed into the BLU and damage the LCD
• Superior control on bond line thickness and tolerance	• Difficult to control the amount of liquid and pressure that needs to be applied
• No sealing required, which preserves any available LCD warranty	• Sealing invalidates LCD warranty as the seal may not be capable of being removed or repaired
• No pressure or glow marks	• Pressure on LCD may cause glow marks

  •
  Bonding Services and Licensing.  We provide optical bonding services to customers who provide us with display components they have independently defined and/or sourced from third parties. Bonding services revenue represented 18.8% of our 2019 revenue. Additionally, for selected customers who wish to employ our optical bonding process within their own production facilities, we offer a licensing model pursuant to which we provide our VIA bond plus material, optical bonding process know-how and customized equipment necessary to facilitate our MaxVU process directly to the licensee customer. Through our dedicated service and support, we believe we are able to provide seamless installation and a high level of quality control to our licensee customers. Licensing is a small portion of our business and accounted for 2.0% of our revenue in 2019.

Metal Mesh Touch Sensors

        Through VTS, our majority-owned subsidiary acquired in March 2018 in which Toppan is the minority owner, we develop and manufacture a complete suite of metal mesh touch sensors and electrode base film materials for use in touch panels. A touch-enabled display requires a touch panel including a touch sensor in order to deliver the desired touch functionality. Our touch sensors utilize copper-based metal mesh technology. Metal mesh technology has been successfully introduced into the market as a replacement for legacy ITO technologies and offers several advantages, the most important of which is the higher conductivity of the metal material as compared to ITO. Improved conductivity enhances touch performance and enables features and functions such as use with thick cover lenses and in larger display sizes, as well as pen and glove functionality.

        The image below demonstrates the structure of a typical display that includes a metal mesh touch sensor.

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  Electrode Base Film.  We produce our copper electrode base films by applying a copper layer to a substrate, such as Polyethylenterephthalate, or PET, or Cyclo-Olefin-Polymer, or COP, using a sputtering process. Sputtering is a technique in which thin films of atomic material are deposited onto a substrate surface. We produce our electrode base films at our production facility in Satte, Japan on a roll-to-roll, high volume basis, which maximizes cost efficiencies. We intend to leverage our ability to produce both the electrode base film and the related metal mesh touch sensors differentiates us from our competitors. Our ability to produce both component parts necessary to complete a metal mesh touch sensor enables us to control the supply chain, provides flexibility to develop all types of metal mesh sensors and provides our customers with production efficiencies by turning to us as a single source supplier. Additionally, our production capabilities and engineering allow us to use third-party electrode base films in our touch sensor production, which enables us to produce touch sensors using materials other than copper and to mitigate potential capacity shortages in our electrode base films.

  •
  Touch Sensors.  Each metal mesh touch sensor must be customized for the specific sensor pattern needed for the active display area of the finished display. Each touch sensor requires two electrode layers (oriented on the x- and y- axes), which can be produced on two different substrates, commonly referred to as an FF structure, or on the top and bottom of a single substrate, commonly referred to as an F2 structure. F2 structures are generally preferable because they facilitate slimmer design and provide superior optical performance due to the presence of only a single substrate layer. F2 structures are also more efficient to produce because the x- and y-layers of a sensor can be produced in a single production step. FF structures are commonly used in medium, large and ultra large display sizes, whereas F2 structures are more commonly used in small and medium displays, principally within the automotive and consumer electronics products. Based on our patented patterning technology and proprietary production process, we have the ability to produce both FF and F2 structures. We believe there is currently only one other company in the market that is capable of higher-volume production of metal mesh based F2 structures.

        Our copper-based mesh sensors are produced using a multi-step photolithography process. First, a photoresist material is applied to the copper electrode base film. Second, as the result of a UV exposure process, the sensor layout is realized on the photoresist level with the assistance of a customized photomask. Finally, a copper etching process is performed to realize the customized metal mesh sensor structure, followed by a cleaning process to remove any remaining photoresist. Our metal mesh touch sensors can be used with different types of cover lenses and in different shapes, which we believe will enable us to continue to develop touch sensors that meet future requirements of our current end markets as well as for new fields of application.

        We believe our copper-based metal mesh touch sensors provide the following key benefits compared to competing touch sensors using ITO technology:

VTS Touch Sensors	Competing Technologies
• Fast response time due to high conductivity	• Slower response times
• Precise touch sensitivity	• Decreased touch sensitivity due to lower conductivity
• Superior glove and pen functionality	• Limited glove and pen functionality
• Bendability and narrow wiring design enabling design freedom, including application on curved surfaces and narrower display housing borders or zero bezel designs	• Limitation of application due to non-flexibility/bendability
• High reliability due to the stability of the copper material	• Lower reliability due to instability of indium

Sales and Marketing

        We market and sell our products and solutions primarily through our internal direct sales force, supported by outside sales representatives and distributors. Our direct sales force is organized among our four sales offices in Germany, China, Taiwan and the United States. We currently have two sales agents or distributors in Asia, with territories covering Japan and Korea, and one sales agent in the United States. In addition, we employ a direct sales manager who is primarily focused on automotive customers, globally. Our sales personnel receive substantial technical assistance and support from our internal technical marketing and engineering teams. Sales frequently result from multi-level sales efforts that involve senior management, engineers, and our sales personnel interacting with our customers' decision-makers throughout the product design, development and order process. Our customers often provide our sales force with insight into how our products will be integrated into our customers'

solutions and frequently look to us as a design partner. This sales process requires us to develop strong customer relationships and to work collaboratively with our customers to fulfill their needs. The period of time from our initial contact with a prospective or current customer to the receipt of an actual purchase order (including time relating to the qualification process) depends on the end market and is frequently a year or even more, with such period being longer for more complex solutions such as in the automotive and industrial/specialized applications. Prospective customers often perform extensive testing before our products and solutions are incorporated into their own product offerings. This phase of our sales cycle can take several months and purchase arrangements may not be entered into until after this phase is completed. Our customers' product life cycles typically last multiple years, with consumer electronics being approximately 1-1.5 years, automotive being approximately 3-7 years and industrial/specialized applications being approximately 3-10+ years.

        With respect to metal mesh touch sensors and film produced by VTS, both we and Toppan have dedicated sales teams who provide sales services. Our dedicated sales force, as well as Toppan's, is contracted under a bilateral distribution agreement, providing distributor services to VTS. See "Business—Strategic Alliance Agreements" for a description of the distribution agreement and other material agreements with Toppan.

        As of December 31, 2019, we employed 36 sales and marketing professionals, with such professionals based in each of our locations. For the year ended December 31, 2019, our selling expenses totaled €4.3 million and represented 3.1% of revenue.

Customers

        Our customers and design partners include many of the world's largest display and system manufacturers in the consumer electronics, automotive and industrial/specialized applications markets. We principally sell our products to OEMs, Tier-1 suppliers and other suppliers. We often have significant engagement with and act as a design partner to OEMs, who may be our direct customers or may be our indirect customers through their Tier-1 suppliers. We believe our track record of technological and product performance, high quality, cost effectiveness, and on-time deliveries have resulted in our position as a leading provider of optical bonding solutions and metal mesh touch sensors. We believe our strong relationships with our OEM and Tier-1 supplier customers, many of which are currently developing new products and applications that can incorporate our solutions, will continue to position us as a source of supply for their future product offerings.

        Our most significant customers during 2019 were Dell, Toppan, Pegatron and Mutto with sales to these customers accounting for 31%, 17%, 15% and 9%, respectively, of our net revenue that year. During 2018, Dell, a customer since 2013, Mutto, AU Optronics and Toppan accounted for 29%, 21%, 13% and 12%, respectively, of our net revenue for that year.

        Our design partners during 2019 included 3M, Volkswagen, Corning, Dell, Eizo, Gandong Automotive Co., Lenovo, Magneti Marelli, Nio and Sharp.

        Our solutions can also be found in the products of companies such as Alpine, BMW, Continental, Ferrari, General Motors, Honeywell and John Deere. Not all these companies are customers or design partners of ours.

        Depending on the purchasing and process requirements of our customers, we are able to offer design, development and manufacturing services to OEMs as well as to Tier-1 and other suppliers. On some projects, we are not involved with the design and development of solutions, and instead OEMs and their partners may determine design and pricing requirements and make the overall decisions regarding the use of optical bonding, touch or display solutions in their products.

        In general, our customers place orders with us for the purchase of our products and solutions, take title to the products and solutions purchased upon delivery by us, and pay us for those purchases based on agreed payment terms. In general, our customers have no return right, except for warranty provisions, and no right to cancel an order once the order has been placed. Purchase orders are typically under longer-term framework agreements between us and the customer. Generally, we do not recognize revenue from sales of our products until our solutions have been delivered to our customers.

Backlog

        Our backlog consists of products for which purchase orders have been received and are scheduled for shipment based on customer schedules. Most orders are subject to rescheduling by customers with limited or no penalties.

        As of December 31, 2019, we had a backlog of orders of €53.9 million, a decrease of €64.5 million compared with a backlog of orders as of December 31, 2018 of €64.5 million. Because of the possibility of customer changes in product shipment schedules and/or quantities, our backlog as of a particular date may not necessarily be indicative of revenue for any succeeding period and we do not rely on backlog to project our business or anticipate our performance.

Research and Development

        We currently conduct ongoing research and development activities primarily in Germany as well as in China and Japan that focus on advancing our existing optical bonding and metal mesh technologies, improving our current product solutions, developing new products, improving functionality and manufacturing processes, enhancing the quality and performance of our product solutions and expanding our technologies to position ourselves as a critical and innovative supplier in our customers' supply chains. Certain employees of our shareholder IMI who are located in the Philippines are also engaged in related research and development activities for our benefit. Our goal is to continue to provide our customers with innovative solutions that address their requirements and improve their competitive positions, including co-developing custom solutions where necessary. Our long-term goal is to offer integrated interactive display systems which incorporate our proven optical bonding solutions and touch sensor technology, and may in the future include voice and facial recognition and other sensor technologies such as gesture, proximity and hovering. We expect to expand our research and development efforts relating to our optical bonding, metal mesh touch sensor technologies and system capabilities in each of the geographies in which we currently conduct such efforts. We also anticipate the need for continued development and improvement in the custom equipment used in our production processes to facilitate new display applications, reduce our costs or accelerate the speed of production. We intend to expand our research and development efforts through increased investment in our engineering activities, including the hiring of additional engineering personnel. We may complement our organic growth by acquiring new technologies or personnel to the extent they are available on favorable terms. To date, our research and development efforts have been funded by revenue generated from our operations.

        We believe our innovative and integrated technologies can be applied to many diverse products, and we believe the incorporation of interactive display technology is a key factor in the differentiation of these products. Our research, product development, and engineering teams frequently work directly with our customers to design custom solutions for specific applications. We focus on enabling our customers to overcome their technical barriers and enhance the performance and design of their products.

        For the year ended December 31, 2019, our research and development expenses totaled €2.5 million and represented 1.8% of revenue.

Manufacturing

        We have four production sites, which are located at our headquarters in Nuremberg, Germany, in Suzhou, China and in Satte and Shiga, Japan.

        All of our production sites include cleanrooms specific to our production necessities rated Class 1,000 and 10,000, which denotes the number of particles of size 0.5 µm or larger permitted per cubic foot of air. A cleanroom with a lower number of such particles is cleaner and will be rated accordingly pursuant to applicable ISO and/or ITAF standards. The sites in Nuremberg and Suzhou are part of our display solution and optical bonding business, while the Japanese production sites relate to our metal mesh touch sensor technology production.

        The production sites in Nuremberg and Suzhou employ manual, semi-automated and fully automated production lines and can handle different sizes of displays up to 100 inches in diagonal size. The production is based on process know-how, which is partially patented, as well as our proprietary VIA bond plus materials, which are exclusively produced for us on a contract basis. Most of the machinery used in our production process is designed and developed by us and manufactured by third-party suppliers. Component materials such as display, housing, electronic parts or BLUs are purchased directly by us from third-party suppliers or are purchased from or provided by our customers. We seek to limit loss due to unused or obsolete inventory and components by generally purchasing raw materials only as required by customers' purchase orders. We ship directly to our customers globally or via custom-free hubs. We maintain internal supply chain and project management organizations that oversee our production processes and our component inventory requirements to facilitate cost and timing efficiencies in our manufacturing processes. As of December 31, 2019, we had 32 employees dedicated to these functions.

        Both of our Japanese production sites are located inside factories of Toppan and are operated pursuant to lease and business assistance agreements. The production process is mainly operated by Toppan employees who are dedicated to VTS production on a secondment basis pursuant to secondment agreements. The primary raw materials used in production at these facilities are purchased by VTS with support from Toppan's purchasing team, leveraging pre-negotiated Toppan procurement conditions. See "Business—Strategic Alliance Agreements" for a description of the lease and secondment agreements and other material agreements with Toppan.

        Because our products are often designed in close collaboration with our customers, our manufacturing and production teams, along with our sales and research and development personnel, are often actively involved in multiple stages of our customers' product design, development and production processes. As our business continues to grow, we intend to expand our operations within these groups over the next several years, including cold forming production and improvement in automation in our facilities in Germany and Japan. To support these upgrades and enhancements, we intend to increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. We believe that the achievement of these expansion efforts may require substantial capital expenditures.

        As of December 31, 2019, our manufacturing facilities are operating at approximately 5% of capacity in Nuremberg, 38% of capacity in Suzhou (based on an average production size of 10 inches per unit), 100% of capacity in Satte and 65% of capacity in Shiga. The time required to establish and validate a new production facility would be significant, and we regularly review our manufacturing capacity to enable management to make informed decisions regarding potential changes needed to meet customer demand.

Intellectual Property Rights

        Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technologies and products. We rely on a combination of patents, trademarks, trade secrets, licensing and collaboration agreements, confidentiality agreements, and other statutory and contractual provisions to protect our intellectual property, but these measures may provide only limited protection.

Patents

        As of December 31, 2019, we held nine active patent families (i.e., groups of patents/patent applications for an invention filed in different countries that are based on the same priority (the first application)), including 57 granted patents covering certain display systems and customized equipment relating to our optical bonding technology and conductive film, electrodes and touch panels and display devices relating to our metal mesh touch sensor technology, and had an additional 100 pending patent applications worldwide.

        These patent assets are complemented by our marketing, business development, applications, production and operations know-how and our ongoing research and development efforts.

Trade Secrets

        As is true in our industry generally, the development of our products, processes and materials has involved a considerable amount of experience, manufacturing, operating and processing know-how and research and development techniques. We protect our proprietary processes and technologies with a blend of patent protection and trade secret protection. As part of our overall intellectual property strategy, we protect our non-patented proprietary knowledge as trade secrets through confidentiality controls such as nondisclosure and confidentiality agreements.

Licenses and Collaboration Agreements

        We are a party to various licenses, collaborations and other arrangements that allow us to practice and improve our technology under a range of patents, patent applications and other intellectual property. These include the licensing and collaboration agreements with Toppan that are described in more detail under the heading "Business—Strategic Alliance Agreements."

Trademarks

        We have trademark protection for the word and figurative trademarks "MaxVU", in each of the United States, Germany, China and the European Union. We have received trademark protection for "VIA optronics" in Germany.

Competition

        Our optical bonded display solutions and metal mesh touch sensors are sold into end markets for automotive, consumer electronics and industrial/specialized applications. These end markets are characterized by rapidly changing technology and intense competition.

        Our principal competitors in automotive application markets are display makers with their own optical bonding capabilities such as AU Optronics, INX, Tianma, JDI and SHARP as well as Tier-1 suppliers, such as Continental and Alpine. Our principal competitors in the sale of optical bonded display solutions for consumer electronics applications are TPK, Henghao, Shenzen Laibao Hi-Tech, GIS, Mutto and O-film. Our main competitors in the sale of optical bonded display solutions for industrial/specialized applications are primarily smaller regional companies such as Data Modul, Faytech and Data Image. In certain strategic cases, in order to expand our optical bonding capacity in different markets, we partner with competitors by granting them a time limited license containing know-how about our process and delivery of our material for their manufacture of products for end users. For example, Continental is a licensee of our technology in addition to being a competitor, and may from time to time also purchase components from us. Mutto is also a licensee of our technology and produces certain panels itself but utilizes our products and services for more critical products.

        Our principal competitor within metal mesh touch sensor technology is Fujifilm, which is also capable of producing F2 structures but uses silver (rather than copper) based metal mesh. We also compete with producers of existing ITO sensors and a limited set of smaller competitors who produce silver and copper-based metal mesh touch sensors but who focus more on the medium to larger-sized FF structure.

Facilities

        Information concerning our properties is set forth below as of December 31, 2019.

Location	Size (Sq. Meters)	ISO Certification*	Focus	Lease Termination Date
Nuremberg, Germany	4,435	N/A	Corporate Headquarters;	October 31, 2025
			Display Solutions
			Manufacturing and Sales
			Silicon Sales
			Camera Module Sales
Schwarzenbruck, Germany	28	N/A	Offices	N/A
Suzhou, China	10,257	ISO 9001:2015	Display Solutions	March 31, 2021
		ISO 14001:2015	Sales
		IATF 16949:2015
Satte, Japan	4,323	ISO 9001:2008	Film for Metal Mesh	March 31, 2023
		JIS Q 9001:2008	Sensor Technology
Shiga, Japan	10,551	ISO 9001:2008	Sensors for Metal Mesh	May 31, 2023
		JIS Q 9001:2008	Sensor Technology
Taipei, Taiwan	VIA sales: 63	N/A	Sales Offices	September 18, 2019
	VTS sales: 15			July 31, 2021
Orlando, Florida	199	ISO 9001:2015	Sales Office	February 28, 2022

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The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

        We do not currently own any real property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

Employees

        As of December 31, 2019, we employed, including through secondment agreements with Toppan as described below, a total of 663 persons, including 545 in operations (such as Production, Strategic Purchasing, Global Quality and Processes, Engineering, Supply Chain Management), 52 in finance and administration (such as human resources, information technology, legal and general administration); 36 in sales and marketing (including licensing); and 30 in research and development. Of these employees, 93 were located in Germany, 567, in the aggregate, in China, Japan and Taiwan, and 2 in the United States. In addition to our direct employees, as of December 31, 2019, we utilized the services of 391 individuals, in the aggregate, in Germany, China and Japan, on a contract basis to support our flexible production capacity which aids in balancing production volume variations. In connection with our acquisition of a majority interest in VTS, we acquired the services of a total of 112 employees from Toppan, including 105 in operations, finance, and administration, and 7 in research and development. Of these employees, 77 were located in Shiga, Japan, 31 were located in Satte, Japan, 2 were located in                    and 2 were located in Shanghai, China. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

        Competition for qualified personnel in our industry is extremely intense, particularly for engineering and other technical personnel. We intend to hire personnel across our locations to support the growth of our business, and our success depends, in part, on our continued ability to attract, hire, and retain qualified personnel.

        Our success also depends in part on employees at our Japanese production sites who are employed by Toppan and dedicated to VTS production on a secondment basis pursuant to secondment agreements, meaning that these employees are under VTS's reporting and management structure but remain employees of Toppan and subject to the terms of any employment contracts with Toppan. While VTS bears the cost of the seconded employees, including their salaries, benefits and certain travel and commuting expenses, Toppan generally controls the hiring and firing of such employees and can end the secondment period for designated employees with 30 days' advance notice, subject to providing replacement employees. VTS may make commercially reasonable requests to Toppan to replace seconded employees if VTS can demonstrate that the seconded employee is not competent and the replacement does not deprive Toppan of employees required for its own operations. The secondment arrangement will expire on March 26, 2021 unless we request an extension in writing at least 6 months prior to such date, at which point we would negotiate an extension with Toppan in good faith, subject to consent of the seconded employees.

Strategic Alliance Agreements

Agreements with Toppan Printing Co., Ltd.

        We have entered into a series of agreements in connection with our acquisition of a majority interest in VTS and the establishment of the governance and other operational and commercial rights and obligations of VIA, VTS and Toppan relating to VTS. These agreements and the material terms thereof are summarized below.

        On November 30, 2017, we entered a Framework Agreement with Toppan to establish VTS in Japan for the purpose of developing, manufacturing and marketing (i) copper touch sensors used in touch panel modules and (ii) copper PET film used in touch panel sensors. Pursuant to the Framework Agreement, Toppan incorporated VTS-Touchsensor Co., Ltd. (f/k/a Toppan Touch Panel Products Co., Ltd.) as its wholly-owned subsidiary and transferred certain assets forming the business operations of VTS through a corporate spin-off proceeding (kaisha bunkatsu) under the Companies Act of Japan.

        On March 23, 2018, we entered into a Share Purchase Agreement with Toppan, pursuant to which we obtained 65% of the outstanding shares of common stock of VTS-Touchsensor Co., Ltd. from Toppan for upfront cash consideration of 211,231,000 Japanese Yen (excluding tax). The purchase price for our shares was later reduced to 168,146,444 Japanese Yen (excluding tax) in accordance with the final determination of an inventory-based purchase price adjustment provided for in the Share Purchase Agreement.

        Concurrently with our acquisition of our shares in VTS, we entered into a Shareholders Agreement with Toppan that governs the rights and obligations of the parties as shareholders of VTS. The material terms of the Shareholders Agreement are as follows:

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  The Shareholders Agreement provides that the Board of Directors of VTS shall consist of up to 3 members, with two members designated by us and one designated by Toppan. Additionally, we have the right to designate the Representative Director of VTS from among our directors, who has the authority to execute the decisions of the Board of Directors pursuant to the Companies Act. We also are entitled to appoint a statutory auditor, who assumes the supervisory and monitoring role over directors under the Companies Act.

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  The Shareholders Agreement provides that certain actions must not be taken unless approved by resolution of the Board of Directors with the affirmative vote of the member designated by Toppan. Such board reserved matters include modification of VTS's business plan, consummating investments in new business lines, as well as the purchase of assets, incurrence of indebtedness, the leasing of real property, or other expenditures exceeding certain threshold amounts. The Shareholders Agreement also provides that certain actions must not be taken unless approved by resolution of the shareholders with the affirmative vote of Toppan. Such shareholder reserved matters include the taking of certain material corporate actions, such as mergers, corporate spin-off or business transfer, as well as the amendment of the articles of incorporation, the establishment of subsidiaries, the issuance of new shares in VTS, and remuneration of directors.

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  We may exercise a call option for the shares held by Toppan, and Toppan may exercise a put option for the shares held by Toppan, under the following circumstances:

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  In case of a deadlock (defined as lack of resolution on a matter after consideration at two successive board meetings or shareholder meetings, as applicable, for the respective reserved matter), we may purchase the shares held by Toppan at 103% of an agreed going concern valuation based on the price a buyer would pay for all of VTS in an arm's length transaction (adjusted for net debt), or the Going Concern FMV, or Toppan may sell its shares to us at 97% of such valuation.

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  In case of "material breach" of certain provisions of the Shareholders Agreement (including the board appointment and removal provisions, the lock-up restrictions, the right of first refusal, the tag-along and the restrictive covenant provisions), if the breaching party is Toppan, we may purchase the shares held by Toppan at 50% of the Going Concern FMV, and if we are the breaching party, Toppan has the right to sell its shares to us at 150% of the agreed going concern valuation.

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  If VTS generates net losses for three consecutive years and if the shareholders are unable to reach a viable plan for VTS, we may purchase, or Toppan may request us to purchase, Toppan's shares in VTS at an agreed net asset valuation.

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  During a non-compete period ending on the later of (i) either shareholder ceasing to hold any shares in VTS or (ii) March 28, 2021, neither shareholder shall, directly or indirectly (i.e., through its affiliates), manufacture copper touch sensors used in touch panel modules or copper PET film used in touch panel sensors, in each case, anywhere in the world.

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  Until March 23, 2020, neither shareholder may transfer its interest in VTS to a third party, other than certain permitted transfers to affiliates, except in connection with a merger, consolidation or other business combination that has been approved in accordance with the governance provisions of the shareholders agreement, including by Toppan.

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  Following the expiration of the lock-up period, neither shareholder may sell its interest in VTS to a third party purchaser for value without first offering the other party a right of first refusal to acquire its interest on the same terms and conditions proposed by the third party purchaser.

        In accordance with the Framework Agreement, VTS also entered into certain commercial agreements with Toppan (or its affiliate, as applicable), to obtain the necessary assets, technologies, human resources and facilities to carry on VTS's business operations.

        The material terms of these commercial agreements are as follows:

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  Employee Secondment Agreements:  On March 29, 2018, VTS entered into employee secondment agreements with each of Toppan and Toppan Electronics Products Co., Ltd., or TEP, a wholly owned subsidiary of Toppan, pursuant to which Toppan seconds 16 employees and TEP seconds 38 employees at two VTS manufacturing sites located in Shiga and Satte Japan. The secondment period for each secondee is set on an individual basis, with most secondees serving a three-year secondment period ending in March 2021. As of December 31, 2019, the seconded employees represented approximately 45.8% of VTS's employees at the Shiga and Satte sites.

    VTS may request the extension of the secondment period or convert a secondee to a direct employee of VTS by providing six months' prior notice before the expiration of the applicable secondment period, and VTS and Toppan agree to engage in good faith negotiation to accommodate VTS's request, subject to the consent of the seconded employee. VTS may also request that secondees be replaced or their positions adjusted by delivering written notice to Toppan and engaging in mutual negotiation with Toppan following such request. Under the secondment agreements Toppan is responsible for the administration of the secondees' employment terms, conditions and benefits and Toppan's service policies, including holiday and vacation policies, apply. The cost of the secondees' salaries, pensions, employee-related government taxes and benefits are allocated to VTS. The secondment agreements may be terminated upon an insolvency event of either party, either party's uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

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  Facility Lease Agreements:  On March 29, 2018, VTS entered two facility lease agreements with Toppan relating to the manufacturing facilities located in Shiga and Satte. Both facilities are located within the premises owned by Toppan and certain administrative services associated with the leases are provided by Toppan Techno Co., Ltd., an affiliate of Toppan. The Shiga lease provides for an initial term of five years with an option in favor of VTS to renew the term for an additional five years. The Satte lease provides for a term of two years and may be extended by mutual agreement by the parties and has been extended under its terms through March 2023. Each lease provides for rental amounts to be paid in equal monthly installments during the life of the lease, except that (i) rental payment for the first year of each lease may be made in 48 equal monthly installments with the first payment deferred until April 2019 and (ii) rental payment for the second year of each lease was paid in one lump sum in March 2020, subject, in each case, to the application of 2% interest. The Satte lease has been renewed and is set to expire on March 31, 2023. Both lease agreements allocate a portion of certain shared maintenance and administrative costs to VTS. The lease agreements may be terminated upon an insolvency event of either party, either party's uncured material breach of the agreements, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

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  Business Assistance Agreement:  Under this agreement, effective March 26, 2018, Toppan provides VTS with certain operational support services, such as sales and production control (including pricing and quotation proposal), manufacturing design operation, procurement, accounting, environmental regulatory compliance, general administration of seconded employees, product shipping and quality control. Additionally, Toppan will allocate an appropriate number of staff with the qualifications to perform these services. The cost of the personnel performing the operational support services is allocated to VTS at fixed monthly rates based on the number of individuals and time dedicated to performing such services. VTS and Toppan also collaborate to use a shared administration system. The business assistance agreement has a three-year term and is terminable by VTS on 30 days' prior written notice, upon an insolvency event of either party, either party's uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

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  IP Transfer Agreement:  VTS entered into a Transferred IP Purchase Agreement with Toppan on March 29, 2018, pursuant to which, Toppan transferred certain patent applications and issued patents relating to copper touch panel sensors and copper PET film to VTS for a purchase price of 568,675,000 Japanese Yen (exclusive of consumption tax), which was paid in installments ending on March 31, 2019. Pursuant to the terms of the IP Transfer Agreement, the completion of the application registration process with respect to transferred but unissued patents was assumed by VTS. VTS has made substantial progress in connection with completing such registrations.

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  IP License Agreement:  Pursuant to the IP License Agreement effective March 29, 2018, Toppan granted VTS a non-exclusive, worldwide license for certain patents (including applications) and certain know-how developed by Toppan (such rights, the Licensed IP) for the purpose of manufacturing, selling, or importing/exporting VTS's products. In general, this agreement remains in force and effective until the expiration of the last licensed patent, unless terminated earlier by either party upon a payment default by VTS, an insolvency event of either party, either party's uncured material breach of the agreement, if we cease to control a majority interest in VTS. In connection with this agreement, VTS agreed to pay Toppan a low single-digit royalty on the total sale proceeds of the VTS products covered by the license, with such royalty fee payable monthly. Toppan provided VTS with certain customary representations and warranties regarding its intellectual property rights in the Licensed IP, including valid ownership and sufficiency of the Licensed IP.

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  R&D and Consignment Agreement:  Pursuant to this agreement dated March 29, 2018, Toppan agreed to make available 7 Toppan employees to perform certain research and development services in accordance with a scheduled plan prepared by VTS. The R&D and Consignment Agreement has an initial term of three years. For the first year of this agreement, VTS paid a fixed monthly fee for the R&D services. From and after March 31, 2019, the fees for the R&D services provided under this agreement are payable to Toppan on a monthly basis and calculated generally based on Toppan's staffing costs with applicable mark-up rates, which generally increase each March 31 during the term of the agreement. The R&D and Consignment Agreement provides that any inventions and discoveries developed through the performance of the R&D services shall become the properties either of VTS or Toppan or jointly owned by both parties, depending on the underlying intellectual property which became the basis of such inventions and the nature/usage of the inventions. The R&D and Consignment Agreement may be terminated upon an insolvency event of either party, either party's uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

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  Distribution Agreement:  Pursuant to this agreement dated March 29, 2018, VTS appointed Toppan to serve as a non-exclusive distributor of copper touch panel sensors used in touch panel modules and copper PET film used in touch panel sensors during the term of the agreement. Pursuant to the terms of the agreement, Toppan agrees to use commercially reasonable efforts to promote, sell and distribute the covered products and establish and maintain a sales organization for this purpose. The distribution agreement has an initial three year term and automatically renews for successive one-year terms unless terminated by either party on six months' notice. The distribution agreement may also be terminated upon an insolvency event of either party or either party's uncured material breach of the agreement.

Framework Collaboration Agreement with Wacker Chemie AG

        We are party to a Framework Cooperation Agreement with Wacker, dated April 8, 2019, that replaced an earlier agreement between Wacker and us originally signed in 2013. Pursuant to the agreement, Wacker is the sole supplier to us of the base silicone material we use to prepare our VIA bond plus adhesive, a critical element in our optical bonding process. The silicone material has been improved and refined in accordance with our specifications over a number of years under the prior agreement.

        With respect to the continued supply of silicone materials, the new Framework Cooperation Agreement provides as follows: (i) Wacker is required to exclusively provide us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker's liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement. The Framework Cooperation Agreement has an initial term ending December 31, 2021 and thereafter automatically renews for successive one year terms unless it is earlier terminated on six months' advance notice. While the contract may be renewed for additional periods, the exclusive relationship with Wacker terminates no later December 31, 2021.

        The Framework Cooperation Agreement also establishes Wacker and us as development partners for materials in the area of optical bonding, providing that Wacker will be identified to customers as the bearer of expertise in the manufacturing of products required for optical bonding and we will be identified to customers as the bearer of expertise with respect to the processing, assembly, development and optimization of applications and the development of assembly equipment. The agreement also provides that it is not intended to affect any pre-existing intellectual property rights of the parties or to effect any cross-licensing of intellectual property.

Collaboration with Corning

        Pursuant to an investment agreement dated March 7, 2019, Corning, one of our commercial partners, has agreed to purchase ADSs at an aggregate purchase price of $20 million in a separate private placement that we expect to be completed shortly after this offering, at a price per ADS equal to 95% of the initial public offering price in this offering. The sale of ADSs to Corning will not be registered under the Securities Act of 1933, as amended. We provided Corning with customary representations, warranties and indemnities in the investment agreement and we have agreed to allow Corning to include its ADSs in certain registrations we may file after this offering until the second anniversary of the closing of this offering and thereafter to the extent Corning's securities are not then freely tradeable under Rule 144 of the Securities Act. Corning is required to pay the purchase price for its ADSs within three business days of the receipt of the excerpt from the commercial register relating to the corresponding increase in our registered share capital.

        The closing of this offering is not conditioned upon the closing of the private placement of shares to Corning. See "Risk Factors—Risks Related to American Depositary Shares and this Offering—The closing of this offering is not conditioned upon the closing of the private placement of shares to Corning. Corning may elect not to consummate the concurrent private placement if the initial public offering has not closed by a specified date, if there is an uncured material breach of the commercial agreement we entered into concurrently with our execution of the investment agreement, or if certain of the representations and warranties we made in the investment agreement are not accurate."

        We also have entered into three commercial agreements with Corning Auto Glass Solutions, LLC or one of its affiliates (Corning) to collaborate on the development and manufacture of glass-on frame cold formed, or three dimensional formed surface, products for automotive interiors employing our optical bonding technology and Corning's cold forming technology which enables three-dimensional (3D) shaped cover glass designs, including automotive dashboard and instrument clusters made out of a single piece of formed glass. Automotive interiors includes cockpit and interior solutions of passenger vehicles, including automobiles, trucks, aircraft, seacraft and trains. The agreements include provisions relating to development, supply, manufacturing, cost-sharing and exclusivity, and delineate the respective intellectual property rights of the parties. We have no financial commitments under the agreements until work orders are entered into.

Government Regulation

        We are subject to environmental, health and safety regulations in Germany, as well as in the countries where our products are used or sold or produced.

Germany

  Legal Requirements for Manufacturing Sites, Facilities and Operations

  Emissions Control Law

        Our production processes generate emissions, in particular noise. As a result, we are subject to the rules and regulations of the Federal Emissions Control Act (Bundesimmissionsschutzgesetz, or BImSchG). The Federal Emissions Control Act contains provisions aiming at the prevention of harmful effects on the environment caused by air pollution, noise, vibration and similar environmental emissions. Companies causing such environmental emissions in Germany are subject to the supervision of the Federal Environment Agency and require a permit to perform their activities causing such emissions. We currently do not require any permits to be granted under the Federal Emissions Control Act as the emissions (such as noise) caused by our operations do not exceed certain threshold levels as determined by the Federal Emission Control Act.

        As our products are mainly manufactured by machines, we are also required to comply with the 32nd Regulation on the Implementation of the Federal Emissions Control Act, or Ordinance on Equipment and Machine Noise Protection (Geräte- und Maschinenlärmschutzverordnung—32. BImSchV). We are further subject to the 1st Regulation on the Implementation of the Federal Emission Control Act, or Ordinance on Small and Medium-sized Firing Installations (Verordnung über kleine und mittlere Feuerungsanlagen—1. BImschV) as we use ovens for temperature testing of our products as part of our quality management. We are in compliance in all material aspects with these emission control laws.

  Production, Possession and Handling of Waste and Dangerous Goods

        Our business activities result in the generation, possession and handling of waste. We are subject to the German Act on Recycling (Kreislaufwirtschaftsgesetz, or KrWG) and the corresponding ordinances. In accordance therewith, the generation, possession and handling of waste is subject to several obligations, depending, among other things, on the characteristics of the waste concerned. As producer (Erzeuger) and possessor (Besitzer) of waste, we are generally responsible for the proper handling of such waste, and we are in compliance in all material aspects with the relevant rules and regulations.

        Section 50 of the KrWG requires producers, possessors, collectors and transporters of waste and disposal firms to verify to the competent authority the proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis). Save for ethanol-containing cleanser in low volumes we do not use or produce any hazardous waste in our production process.

        We additionally comply in all material aspects with the requirements of the Battery Law (Batteriegesetz, or BattG) by disposing the batteries we use in an environmental-friendly way. We also comply with the provisions of the Packaging Law (Verpackungsgesetz, or VerpackG) which entered into force on 1 January 2019, replacing the Packaging Ordinance (Verpackungsverordnung). The Packaging Law applies to all distributors who put packaging into commercial circulation on the German market for the first time (referred to as "manufacturers")—i.e. both for national producers and for importers. The Packaging Law requires manufacturers to register and participate in a disposal and recycling system in relation to its product packaging.

        Furthermore, we comply in all material aspects with the Regulation (EC) No. 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). The European Union adopted the REACH Regulation to improve the protection of human health and the environment from the risks that can be posed by hazardous chemicals. In general, we do not use any hazardous chemicals other than ethanol-containing cleanser in our production process which, given the low volumes used by us, cannot be expected to have a negative impact on the environment.

  Product Safety

        Directive 2001/95/EC of the European Parliament and of the Council of December 3, 2001 on general product safety, which has been implemented in Germany by the German Product Safety Act (Produktsicherheitsgesetz, or ProdSG) as well as various governmental regulations (Rechtsverordnungen) on the safety of specific products and product groups, impose various obligations on manufactures. The German Product Safety Act applies whenever products are made available on the market, exhibited or first used in the context of a commercial activity, unless other legal provisions provide for corresponding or more far-reaching provisions on user protection.

        Under the German Product Safety Act, a product may be made available on the market only if it complies with specific regulations applicable to such product, or, in the absence of such specific regulations, if its intended or foreseeable use does not put the health and safety of persons at risk.

        In addition to compliance with this general safety requirement, if products are made available to consumers, manufacturers must provide consumers with the necessary information allowing them to assess the risks inherent in such product where such risks are not obvious without adequate warnings and to take precautions against those risks. If manufacturers or distributors of consumer products become aware that a product is dangerous, they must notify the competent authorities and, where required, cooperate with them. Under certain circumstances, a product may have to be recalled. Our company has never been subject to a claim or order to recall any of its products under the German Product Safety Act.

  Potential Fault-Based Liability and Strict Liability related to Products

        In accordance with general principles of German civil law, we may be subject to fault-based liability for damages (Schadensersatz) caused by a breach of contract or unlawful infringement of legally protected rights of others by our own acts but also by any actions of individuals that work or undertake tasks for us or on our behalf in accordance with Sections 278 and 831 of the German Civil Code (Bürgerliches Gesetzbuch or BGB).

        Under the German Product Liability Act (Produkthaftungsgesetz, or ProdHaftG) we may be strictly liable (i.e. liable regardless of our fault), as a "producer" for damages caused by a defective product. "Producer" means any participant in the production process, or importer, of a defective product, any person putting a name, trademark or other distinguishing feature on the product, and any person supplying a product whose actual producer cannot be identified. "Defectiveness" means the lack of compliance with safety requirements which the general public is entitled to expect when taking into account, among other things, the presentation of the product and the uses to which it can reasonably be put. We are not involved in any pending or threatened product liability cases or claims under the German Product Liability Act or other applicable regulations regarding product liability.

  Liability for Environmental Damages

        In the event of damage to persons or property caused by our facilities, we may additionally be strictly liable under the German Act on Liability for Environmental Damage (Umwelthaftungsgesetz, or UmwHG) or under the German Environmental Damage Act (Umweltschadensgesetz, or UmwSG), and

the members of our management board, our supervisory board and our employees may even incur criminal liability under the German Criminal Code (Strafgesetzbuch, or StGB). We are not involved in any pending or threatened cases or claims under the German Act on Liability for Environmental Damage or the German Environmental Damage Act.

  Occupational Health and Safety Requirement.

        Occupational health and safety laws are applicable where a work environment may pose threats to employees. German law on occupational safety is heavily influenced by the requirements of the laws of the European Union. The key rules on occupational safety in Germany are contained in the German Act on Occupational Safety (Arbeitsschutzgesetz, or ArbSchG), which requires employers to provide for their employees' safety. This general obligation has been put into effect through several ordinances (Rechtsverordnungen) under the German Act on Occupational Safety, which are, in turn, more fully specified in technical guidelines. Among the relevant ordinances applicable to us is the Workplaces Ordinance (Arbeitsstättenverordnung), which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination. We are in compliance in all material aspects with the occupational and safety laws that are applicable to us.

        In addition, we are monitored by the employers' liability insurance association (Berufsgenossenschaft). All companies in Germany are required to be member of the Berufsgenossenschaft, which is monitoring the companies regarding compliance with occupational health and safety requirements.

  Data Protection and Data Privacy

  Data protection in general

        The collection, processing and other use of personal data is extensively regulated by European and national legislation. At the EU level, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, also known as the General Data Protection Regulation, or GDPR, entered into force on May 25, 2018. In Germany, the General Data Protection Regulation is supplemented and modified by the German Federal Data Protection Act (Bundesdatenschutzgesetz, or BDSG), which was recently amended with effect from May 25, 2018, as well as data protection statutes on state level.

        In general, the GDPR regulates when and how personal data may be collected, for what purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e. the persons to whom personal data relates) regarding the use and processing of their personal data. Such consent may be withdrawn at any time without cause, disallowing the continued use of the data concerned. In addition, transfer of personal data to recipients outside the EEA is subject to specific requirements. In connection with our business operations, we store personal data of customers in our CRM and ERP systems as part of our sales processes.

        The GDPR also requires businesses to take organizational measures such as the appointment of a data protection officer (Datenschutzbeauftragter), who, inter alia, monitors compliance with the requirements of the GDPR. We have retained an external data protection officer which monitors compliance with the GDPR. In addition, it may require a so-called privacy impact assessment in cases where an envisaged data processing operation is likely to result in high risk to the rights and freedoms of individuals concerned.

        In addition to the GDPR and the German Data Protection Act, various sector-specific statues set forth specific rules which apply to certain industries or businesses and, within their respective scope, override the general provisions of the German Data Protection Act.

  Individual rights of data subjects

        Under the GDPR data subjects, inter alia, have the right to require information about what data has been recorded with respect to them, how their data is being processed, the right to data portability as well as the right to restrict certain processing of their data. Furthermore, the GDPR establishes a "right to be forgotten". As a result, a data subject may require that data relating to such data subject be deleted where, for example, the data subject has withdrawn his or her consent to use or storage of such data.

  Consequences of non-compliance

        Under the GDPR, any violation of applicable provisions may result in severe fines. Depending on the infringement, fines up to the higher of 4% of the annual worldwide turnover of the "undertaking" (which, in connection with a company that belongs to a corporate group, may relate to the entire group) for the last fiscal year or €20.0 million may be imposed. In addition, the GDPR grants individual data subjects the right to claim damages for violation of their rights under the GDPR.

China

  Production, Possession and Handling of Waste and Dangerous Goods

        Our business activities in China result in the generation and discharging of waste, including hazardous waste. Pursuant to the PRC Environmental Protection Law promulgated on December 26, 1989, amended on April 24, 2014, and effective as of January 1, 2015, as well as the Measures for Pollutant Discharge Permitting Administration (for Trial Implementation) promulgated on January 10, 2018 and effective as of the same date, a pollutant discharging entity shall hold a pollutant discharge permit as legally required, and the handling of hazardous waste is subject to special obligations such as registering with local authorities and helping authorities track the transfer of the hazardous waste to a qualified hazardous waste disposal entity. Our Chinese subsidiary has obtained the required permits.

  Legal Requirements Related to Products

  Product Safety

        Pursuant to the Product Quality Law of PRC promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, companies are prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender's business license may be revoked.

  Work Safety

        Under relevant work safety laws and regulations, including the Work Safety Law of the PRC which was promulgated on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement a work safety responsibility system. In addition, production and operating business entities must arrange for work safety training and provide employees with protective equipment that meets the national standards or industrial standards. An entity or its relevant persons-in-charge who have failed to perform such safety measures will be required to rectify within a time limit or face administrative penalties. If the failure is not rectified within the prescribed time limit, the entity may be ordered to suspend business until such time as the failure is rectified, and serious violations may result in criminal liabilities. We are in compliance with the Work Safety Law.

  Environmental Protection

        Pursuant to the Environmental Protection Law of the PRC promulgated on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

        Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

  Potential Liability for Products and Environmental Losses

        Our business activities in China are exposed to product liability and liability for environmental damage.

        Our Chinese subsidiary is engaged in the production and sales of the display screen and the TFT-LCD display panel and relevant products and processes. As a producer, our Chinese subsidiary may be held strictly liable (i.e., liable regardless of our fault) for damages caused by a defective product. Pursuant to the PRC Product Quality Law, producers may be protected from liability only if they can prove the case falls into one of the following three circumstances: (i) the products have not been put into circulation; (ii) the defects were non-existent when the products were put into circulation; or (iii) the defects could not be found at the time of circulation due to scientific and technological reasons. Punitive compensation could be available if the producer or seller knowingly produces or sells a defective product that causes death or serious damages to the health of others.

        As for the environmental liabilities, according to the PRC Tort Law, polluters are strictly liable for any damages caused to the environment. Any entity which discharges pollutants shall assume the burden to prove that it should not be liable or its liability could be mitigated under certain circumstances as provided for by law or to prove that there is no causation between its conduct and the harm. Even if the entity complies with all the national or local pollutant discharge standards, it may still be held liable in accordance with a judicial interpretation issued by Supreme People's Court on the liability for environmental torts.

Japan

  Legal Requirements for Manufacturing Sites, Facilities and Operations

  Production, Possession and Handling of Waste and Dangerous Goods or Those Otherwise Harmful to the Environment

        Under the Waste Management and Public Cleansing Law of Japan (Act No. 137 of December 25, 1970; the "Waste Management Law"), a business operator must, among other things, appropriately dispose of its industrial waste pursuant to the cabinet ordinance promulgated under the Waste Management Law regarding the disposal and transportation of industrial wastes, or otherwise entrust transportation and disposal of industrial waste to a waste management firm with a permit issued by the applicable prefectural governor under the Waste Management Law.

        Under the Act on Rational Use and Proper Management of Fluorocarbons (Act No. 64 of June 22, 2001), users of specified products such as commercial refrigerators or air conditioners containing fluorocarbon refrigerants, must, among other things, conduct examinations, and are required to report any fluorocarbon leakage to the competent minister. Further, maintenance operators of such specified products (retained by such users) must engage with professional collections firms registered with prefectural government, which handles collection of fluorocarbons and filings to the relevant governor.

  Emission/Effluent/Noise Control

        Under the Water Pollution Prevention Act of Japan (Act No. 138 of December 25, 1970), a plant operator or other business entity which discharges water from a "Specified Facility" must, among other things, register such Specified Facility in advance with the applicable prefectural governor. A "Specified Facility" is a facility discharging water that either (i) contains harmful substances, such as cadmium, as specified by the cabinet ordinance, or (ii) has a level of pollution likely to negatively affect living conditions as measured by the cabinet ordinance, including based on chemical oxygen demand. The operator of such Specified Facility must, among other requirements, comply with the effluent standards set forth by the ministerial ordinance of the Ministry of Environment, and periodically measure the pollution level of discharged water.

        Under the Act on Confirmation, etc. of Release Amounts of Specific Chemical Substances in the Environment and Promotion of Improvements to the Management Thereof (Act No. 86 of July 13, 1999; the "PRTR Act"), a business operator that handles designated chemical substances which pose a risk to human health or wildlife habitats (or materials easily transformed into such substances), must, among other things, measure and confirm the released amount and the transferred amount, and notify annually the competent minister such as the Minister of Economy, Trade and Industry (via prefectural governor) of such released amount and the transferred amount, pursuant to the applicable regulations set by such competent minister.

        Under the Air Pollution Control Act (Act No. 97 of June 10, 1968), a business operator must, among other things, take necessary measures to determine the status of the emission and dispersal into the atmosphere of "hazardous air pollutants" associated with their business activities, and to control such emission and dispersal. Copper and its compound are materials which could be classified as hazardous air pollutants.

        Under the Noise Regulation Act (Act No. 98 of June 10, 1968), a business operator with certain noise-generating facilities located in a designated area must, among other things, comply with the maximum noise generation standards under the Act, which are respectively specified based on the time periods (mid-day, morning/evening and night) and the nature of areas (residential, industrial, etc.).

  Legal Requirements Related to Products

  Product Safety

        Under the Industry Safety and Health Act (Act No. 57 of June 8, 1972; the "ISHA"), a business entity which delivers products containing certain material classified as harmful under the ISHA is required, among other things, to notify certain matters set forth by the ministerial ordinance of the Ministry of Health, Labor and Welfare upon delivery of such products, in writing or by other method as prescribed by such ordinance. Further, under the Fire Services Act (Act No. 186 of July 24, 1948), a party who stores or handles designated combustibles such as synthetic resins, must notify the applicable regional fire station director in advance.

  Occupational Health and Safety Requirements

        Under the relevant work safety laws and regulations, including the ISHA, an employer such as our Japanese subsidiary must comply with the standards for preventing industrial accidents set forth in the ISHA, and ensure the safety and health of workers in workplaces by creating a comfortable work environment and improving working conditions. Further, an employer must, depending on the size of its plants as set forth by the ministerial regulations of the ISHA, appoint a general safety and health manager in charge of each workplace, to establish measures to, among other things, prevent physical risks or health hazards to workers, provide education on occupational health and safety, and prevent workplace accidents. Our manufacturing sites in Japan are in compliance with the relevant work safety laws and regulations, including the ISHA.

  Environmental Protection

        The Basic Environment Law (Act No. 91 of November 19, 1993; the "Basic Environment Act") sets forth the basic policy with respect to the environmental obligations of a business operator, and generally requires such business operator: (i) to take appropriate measures to prevent pollution and preserve the environment, (ii) to take appropriate measures for disposal of products which become waste, (iii) to make efforts to reduce the environmental burden in the use or disposal of products, including utilizing raw materials that minimize such environmental impact, and (iv) to cooperate with national and local governments with respect to environment preservation policy. The Basic Environment Act is intended to promote measures to mitigate global warming, and to further promote measures to reduce carbon emissions under the Act on Rationalizing Energy Use (Act No. 49 of June 22, 1979; the "Energy Use Act"), as amended. Also refer to Legal Requirements for Manufacturing Sites, Facilities and Operations—Production, Possession and Handling of Waste and Dangerous Goods, and—Legal Requirements for Manufacturing Sites, Facilities and Operations Emission/Effluent Control.

  Potential Liability for Products and Environmental Losses

        Manufacturing business operations in Japan are potentially exposed to product liability and liability for environmental damages, including the liabilities enumerated below.

        A manufacturer of products may be strictly liable for damages caused by a defective product. Pursuant to the Product Liability Act of Japan (Act No. 85 of July 1, 1994; the "PL Act"), manufacturers are liable for damages arising from the deprivation of life, health or property of others that is caused by the defect in the delivered product unless, (i) such defect could not have been discovered given the state of scientific or technical knowledge at the time when the manufacturer delivered the product or (ii) in case where the product is used as a component or raw material in another product, if the defect occurred primarily because of the compliance with the instructions concerning the design given by the manufacturer of such other product, and that the manufacturer is not negligent with respect to the occurrence of such defect. The scope of damage will be determined pursuant to general tort and contract principles under the Civil Code of Japan (Act No. 89 of April 27, 1896).

        With respect to environmental liabilities, under the Water Pollution Prevention Act, polluters are strictly liable for any damages caused on human life or health, resulting from the discharge of polluted water or waste water containing harmful substances, in connection with their business operations. If an accident occurs at a Specified Facility that results in the discharge of water containing harmful substances likely to harm human health or living conditions, the operator of such Specified Facility must immediately take measures to prevent subsequent discharge or permeation of water containing harmful substances, and must notify the prefecture governor of such measures taken.

Worldwide

        Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States and Taiwan. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

        Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and similar regulations in other jurisdictions. Although we intend to implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Insurance

        We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung) for our business operations in Germany, as well as in the United States and China where we have operations. In addition, we intend to obtain directors and officers liability insurance, which will cover expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We maintain insurance policies/a group insurance policy for our employees covering occupational accidents, car insurance policies, a legal expenses insurance policy and also insurance covering the risks of damaging our assets, business interruptions, transport risks and foreign travel health costs. We consider the insurance coverage we have to be adequate in light of the risks we face.

MANAGEMENT

Overview

        We are a German stock corporation (Aktiengesellschaft, or AG) with our registered offices in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders' meeting (Hauptversammlung). Our management board and supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both the management board and the supervisory board.

        Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board's internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties and is responsible for implementing an internal monitoring system for risk management purposes.

        The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and dismissing the members of our management board and representing us in connection with transactions between a current or former member of the management board and us.

        Under German law, members of the management board and the supervisory board owe a duty of loyalty and care to us. In carrying out their duties, management board and supervisory board members are required to exercise the standard of care of a prudent and diligent businessperson or supervisory board member, as the case may be. If they fail to observe the appropriate standard of care, they may become liable to the company.

        In carrying out their duties, members of the management board and the supervisory board may take into account a broad range of considerations when making decisions. These considerations include the company's interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated equally.

        Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board is in a position to carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

        Under German law, our shareholders have no direct recourse against the members of our management board or supervisory board if they have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the ability to claim damages from the management board and supervisory board members. We may only waive these claims to damages or settle these claims if at least three years have passed since the violation of a duty occurred, and our shareholders approve the waiver or settlement at a shareholders' meeting with a simple majority of the votes cast at such meeting. However, a waiver or settlement is not permitted if shareholders who in the aggregate hold one-tenth or more of our share capital object to the waiver or settlement and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

        The following description, as far as it relates to our articles of association, is based on our articles of association, as adopted by our general shareholders' meeting on July 4, 2019.

Supervisory Board

        Our supervisory board currently consists of five members. All members of our current supervisory board were elected by the shareholders' meeting in accordance with the provisions of the German Stock Corporation Act. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that on a regular basis employ more than 500 employees in Germany (on a headcount basis), or the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that on a regular basis employ more than 2,000 employees in Germany (on a headcount basis). Based on the size of our workforce, none of these provisions currently apply to us and we are not required to include employee representatives as members of our supervisory board.

        Under German law, the members of a supervisory board may be elected for a maximum term of approximately five years, depending on the date of the annual general shareholders' meeting at which the members of the supervisory board are elected. This time period may not extend past the end of the shareholders' meeting ratifying the acts of the supervisory board for the fourth full financial year following the commencement of their respective terms of office. For example, if a potential supervisory board member is elected in May 2020, his or her term of office may not extend past the shareholders' meeting ratifying the acts of the supervisory board in the financial year 2024. These rules do not apply to the members of the first supervisory board elected following the formation of a stock corporation.

        Re-election, including repeated re-election, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board that is shorter than the maximum term of office and, subject to statutory limits, may set different start and end dates for the term of office of individual supervisory board members.

        Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by a simple majority of the votes cast at such meeting. In addition, any member of our supervisory board may resign at any time by giving one month's written notice of his or her resignation to the Chairman of our supervisory board or, in case the Chairman resigns, to the Vice Chairman. Our supervisory board may agree upon a shorter notice period.

        The shareholders' meeting may, at the time when it elects the members of the supervisory board, also elect one or more substitute members. Should the term of office of a member of our supervisory board end prematurely the substitute member will replace such supervisory board member for the remainder of his or her original term of office. Currently, no substitute members have been elected or have been proposed to be elected.

        Our supervisory board elects a Chairman and a Vice Chairman from among its members. The Vice Chairman assumes the Chairman's responsibilities and duties whenever the Chairman is unable to discharge his or her duties. Anil Kumar Doradla, Anthony John Best, Diosdado P. Banatao, Jerome S. Tan and Dr. Heiko Frank were elected as members of our supervisory board. The members of our supervisory board have elected Dr. Heiko Frank as Chairman of the supervisory board and Jerome S. Tan as Vice Chairman of the supervisory board, each for his respective term of office.

        German law does not require the majority of our supervisory board members to be independent. However, pursuant to a recommendation contained in the German Corporate Governance Code (as in force as of the day of filing of this prospectus), the supervisory board shall include such number of independent members as it considers appropriate, taking into account the shareholder structure. A supervisory board member is deemed independent if such member is independent from the company and its management board and independent from a controlling shareholder.

        According to the recommendations of the German Corporate Governance Code the majority of the supervisory board members shall be independent from the company and its management board. A member of the supervisory board is deemed independent from the company and its management board if such member has no personal or business relationship with the company or the management board that may cause a substantial, and not merely temporary, conflict of interest.

        In case the supervisory board is composed of up to six (6) members, at least one member of the supervisory board shall be independent from the controlling shareholder. In case the supervisory board comprises more than six (6) members, at least two (2) members of the supervisory board shall be independent from the controlling shareholder. A member of the supervisory board is considered independent from a controlling shareholder if neither such supervisory board member nor its close family members are a controlling shareholder or part of the executive board of a controlling shareholder and no personal or business relationship with the controlling shareholder exists that may cause a substantial, and not merely temporary, conflict of interest.

        The supervisory board passed a resolution, as recommended by the German Corporate Governance Code, setting forth targets for the composition of the supervisory board, and determined that at least three out of the five supervisory board members should be independent within the meaning of the German Corporate Governance Code.

        Our supervisory board has also determined that a majority of our supervisory board members are independent directors in accordance with the listing standards of the New York Stock Exchange. The independence definition of the New York Stock Exchange considers a number of factors and includes a series of objective tests to ensure, among other things, that the supervisory board member is not currently employed by us, and has not been for the last three years, and prohibits the supervisory board member or any of his or her family members from engaging in enumerated types of business dealings with us. As required by the rules of the New York Stock Exchange, our supervisory board has affirmatively determined as to three supervisory board members, Messrs Banatao, Best and Doradla, that no relationships exist between such supervisory board member or any family member of such supervisory board member and our company, or any entities affiliated with our company, which, in the opinion of our supervisory board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory board member. For the purpose of determining the independence of our supervisory board members, our supervisory board reviewed and discussed information provided by the members of the supervisory board and by us with regard to each supervisory board member's business and personal activities and relationships as they may relate to us, our management and our shareholders and their affiliated entities.

        The supervisory board meets at least four times per year, twice during each of the first and the second half of each financial year. Our articles of association and the supervisory board's rules of procedure provide that a quorum of the supervisory board members is achieved if at least three of its members, participate in the vote. Abstention is regarded as participation in the vote, but is not included in the calculation of the votes cast. Members of our supervisory board are deemed to be participating in a vote if they participate via telephone or video conference, as long as no other member of the supervisory board objects to such form of participation. Any absent member may also participate in the vote by submitting his or her written vote through another member.

        Resolutions of our supervisory board are passed with a simple majority of the votes cast, unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tied vote, the Chairman has the tie-breaking vote.

        Under the German Stock Corporation Act, our supervisory board is not permitted to make management decisions. However, in accordance with German law, our supervisory board determined on July 25, 2019 that certain matters require its prior consent, including:

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  any material changes to our business strategy;

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  the approval of our budget, including our operational and investment budget as well as our related financing plan;

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  capital expenditures or investments (including leasing agreements) exceeding €1,000,000 for a single investment, and investments where the total amount of the investments exceeds €2,000,000 per financial year;

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  the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, where the relevant price or value, in each case, exceeds €1,000,000;

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  M&A activities, including the acquisition or sale of businesses, shares or securities;

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  the execution or amendment of an agreement for or relating to borrowing, lending, underwriting guarantees or suretyships or assuming similar liabilities outside the ordinary course of business where each amount exceeds €1,000,000;

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  the conclusion or amendment of credit agreements exceeding €2,000,000 or the extension of existing credit lines by more than €2,000,000;

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  the conclusion or amendment of an operating lease, land lease or rental agreement in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed €500,000 per year;

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  expenditures or capital investments exceeding €1,000,000 in each case;

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  any material change or amendment to our code of conduct;

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  the adoption of pension plans and the commitment to and payment of pensions;

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  the hiring of executives and employees with a fixed annual salary exceeding €260,000, as well as hiring personnel if the number of new hires exceeds 5% of the budgeted full time workforce (by headcount) for the respective financial year;

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  the conclusion or amendment of transactions between the company and any member of the management board, as well as persons or companies associated with a member of the management board, including relatives of the aforesaid persons within the meaning of Section 15 of the German Tax Code (Abgabenordnung);

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  the sale, disposal or licensing of material intellectual property rights outside the company's ordinary course of business;

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  the conclusion, amendment or termination of agreements concerning risky financial transactions such as swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof; and

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  the creation, amendment or termination of employee stock option programs or virtual phantom stock option programs or any other bonus or incentive plans for employees.

        In addition to the matters that our supervisory board has determined from time to time to require its prior consent, as a matter of German law, certain transactions or other matters may only be carried out or implemented subject to our supervisory board's prior consent.

        The rules of procedure of our supervisory board provide that a supervisory board member may not continue to serve on our supervisory board past his or her 75th birthday.

        The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of the company:

Name	Age	Term Expires	Principal occupation
Diosdado P. Banatao	74	2021	Chief Executive Officer of Wave Computing Inc.
Anthony John Best	59	2025	Strategic Financial Director and Advisor of Surface International Inc.
Anil Kumar Doradla	51	2025	Chief Financial Officer of Airgain Inc.
Dr. Heiko Frank (Chairman)	55	2025	Managing Director of Kloepfel Corporate Finance GmbH
Jerome S. Tan (Vice Chairman)	58	2025	Chief Financial Officer of Integrated Micro-Electronics, Inc.

        The business address of the members of our supervisory board is the same as our business address: VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

        The following is a brief summary of the business experience of the members of our supervisory board:

        Diosdado Banatao, an American citizen, became a member of our supervisory board on July 4, 2019. Mr. Banatao founded and serves as executive Chairman of Wave Computing Inc. He also serves as Chairman and as a member of the compensation committee of Thinci Inc. Wave Computing Inc. and Thinci Inc. are both portfolio companies of Tallwood Venture Capital. In 2000, Mr. Banatao founded Tallwood Venture Capitals, a venture capital investment firm with approximately €300 million of assets under management, and currently serves as a Managing Director. Mr. Banatao holds a bachelor of science in electric engineering from the Mapua Institute of Technology, a master of science in electrical engineering and computer science from Stanford University, and a doctor of technology (honoris causa) from the Mindanao State University. Mr. Banatao was awarded the Master Entrepreneur of the Year Award in 1997 by Ernst & Young, Inc. Magazine and Merrill Lynch Business Financial Services. Mr. Banatao was also listed on the Forbes Midas List from 2002 through 2006. We believe that Mr. Banatao's diverse and long-term experience as founder and leader of various technology firms provides him with valuable insights into our operations and industry, enabling him to contribute diverse experience and expertise to our supervisory board.

        Anthony John Best, an English citizen, became a member of our supervisory board on July 4, 2019. Mr. Best has served as an alternate director of Surface Technology International Inc. since May 2017. Previously, Mr. Best has served as a director of Surface Technology International Inc. between 2010 and 2017, and as a trustee director in manufacturing and consultancy of HSSMI Ltd. between 2015 and 2019. Additionally, Mr. Best served as a fund director of Renshaw Bay LLP from 2012 until 2016 and was a Chairman of SME capital Ltd. between June 2015 and January 2019. Mr. Best received a bachelor degree in politics, philosophy and economics from Oxford University in 1982. We believe that Mr. Best's long term experience in business and finance provides him with valuable insights into our business, particularly in the area of finance.

        Anil Kumar Doradla, an American citizen, became a member of our supervisory board on July 4, 2019. He has served as chief financial officer of Airgain Inc. since 2018. Between 2008 and 2018, Mr. Doradla served as an equity research analyst at William Blair. In 1992, Mr. Doradla received a Bachelor's degree in technology from the Sri Venkatesawara University in Tirupati in India. He also holds a master of science from the Virginia Tech University, and completed his MBA in business, finance and management at the University of Texas at Austin in 2004. We believe that Mr. Doradla's experience in the area of business and finance, including his role as Chief Financial Officer at Airgain Inc., provide him with valuable insights into our business, particularly in the area of finance.

        Dr. Heiko Frank, a German citizen, became a member of our supervisory board on January 4, 2019. Dr. Frank served as member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to our corporate reorganization. Between February 2013 and March 2016, Dr. Frank served as a management board member of IMAP M&A Consultants AG. Since April 2016, Dr. Frank has been a shareholder in and has served as Managing Director of Kloepfel Corporate Finance GmbH, a financial advisory firm. Dr. Frank served as a member of the advisory board of Alphasystems GmbH from April 2009 until December 2014, and as deputy Chairman of the supervisory board of SchwabenMobil Nahverkehrsgesellschaft GmbH from June 2007 until October 2018. Since July 2007, he has served as Chairman of the supervisory board of CPU Softwarehouse AG, and since November 2017, as a member of the advisory board of Interconnect GmbH, both in Germany. Since March 2000, he has been active as a commercial judge at the regional court (Landgericht) in Augsburg, Germany, and since 2016, he has served as a member of the curatorship at the FOM University for economy and management. Dr. Frank received a diploma in business administration from the University of Augsburg, Germany, in November 1992, and a doctorate (Dr. rer. pol.) in business administration from the University of Augsburg, Germany, in June 1996. We believe that Dr. Frank's diverse and long-term experience in M&A, corporate finance advisory positions, and his roles as an advisory and supervisory board member at the above-mentioned companies, provide him with valuable insights into our business, particularly in the areas of financing and acquisition opportunities. Additionally, his focus on IT and technology companies gives him insight into our operations and industry, enabling him to provide our supervisory board with a broad range of knowledge. We also believe that Dr. Frank's service as a member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to this offering and our corporate reorganization ensures continuity in the oversight of our company's business.

        Jerome S. Tan, a Singaporean citizen, became a member of our supervisory board on January 4, 2019. Mr. Tan served as a member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to this offering and our corporate reorganization. Mr. Tan has served as Chief Financial Officer of Integrated Micro-Electronics, Inc., our largest shareholder, since January 1, 2011. Mr. Tan has served as a member of the advisory board (Beirat) of MT Technologies GmbH, Germany since September 2018. Mr. Tan received a bachelor of arts from the De La Salle University in April 1982, and a master in business administration from the University of Virginia, Darden School of Business in May 1987. We believe Mr. Tan's long-term experience and role as Chief Financial Officer of several international companies provides our supervisory board with expertise in financial matters and his service as a member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to this offering and our corporate reorganization ensures continuity in the oversight of our company's business.

Supervisory Board Practices

        Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The Chairman, or if he or she is unable to do so, the Vice Chairman, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

        In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities in person, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to retain third-party experts for the review and analysis of specific matters within the scope of the supervisory board's control and supervisory function under German law. We would bear the cost of any such experts that are retained by the supervisory board or any of its committees within the scope of their responsibilities.

        Pursuant to Section 107 para. 3 of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees' tasks, responsibilities and processes are determined by the supervisory board. The supervisory board may delegate to one or more committees all tasks and responsibilities not reserved for the supervisory board as a whole as a matter of mandatory law.

        Pursuant to its internal rules of procedure, the supervisory board has established a Compensation and Nomination Committee and an Audit Committee.

  Compensation and Nomination Committee

        Pursuant to our articles of association and the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions of the supervisory board and performs the following functions:

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  preparation of the supervisory board's resolutions regarding the conclusion, amendment and termination of service agreements of members of the management board, taking into account the compensation system adopted by the supervisory board;

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  preparation of the supervisory board's resolutions regarding the compensation of the members of the management board pursuant to Section 87 of the German Stock Corporation Act;

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  preparation of the supervisory board's resolutions regarding the compensation system for the management board, including the key contractual provisions, and providing the supervisory board with the information necessary to perform a review of the compensation system on a regular basis;

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  representation of the company vis-à-vis former members of the management board pursuant to Section 112 of the German Stock Corporation Act;

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  approving outside employment of and outside positions by management board members pursuant to Section 88 of the German Stock Corporation Act;

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  approval of agreements with supervisory board members pursuant to Section 114 of the German Stock Corporation Act; and

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  identifying suitable candidates who may be proposed for election as supervisory board members to the shareholders' meeting.

        The Compensation and Nomination Committee monitors the management board's compliance with the rules of procedure of the management board. The rules of procedure of the management board, among other duties and obligations, oblige the management board to provide certain information to the Compensation and Nomination Committee.

        The Compensation and Nomination Committee consists of three members, Mr. Jerome Tan, Mr. Best and Mr. Doradla. Our supervisory board has determined that a majority of the members of the Compensation and Nomination Committee satisfy the independence requirements under German law and the New York Stock Exchange listing standards. Mr. Tan has been elected Chairman of the Compensation and Nomination Committee.

  Audit Committee

        Our Audit Committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes, along with the audits of our financial statements. The Audit Committee also oversees the effectiveness of our internal control system, our compliance with legal and regulatory requirements, evaluates the independence and qualifications of the independent auditors, and oversees the performance of such auditors.

        The Audit Committee's duties and responsibilities include, among others:

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  the review of our accounting processes;

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  the review of the effectiveness of our internal control systems, risk management and compliance;

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  the review and the handling of matters and processes related to auditor independence;

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  the recommendation of external auditors for approval by the shareholders' meeting, the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors within the scope of the auditor's assignment, the determination of the scope and the key areas of review of the audit, agreeing upon the auditors' compensation and oversight of the auditors' work (including resolution of disagreements with the auditors);

  •
  the preparation of the supervisory board's resolution on our financial statements;

  •
  reviewing our interim financial statements that are made public or otherwise filed with any securities regulatory authority;

  •
  monitoring our bookkeeping and records; and

  •
  the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the submission by our employees of concerns regarding questionable accounting or auditing matters.

        The Audit Committee consists of three members: Diosdado Banatao, Anthony John Best and Anil Kumar Doradla. According to the New York Stock Exchange listing standards, the Exchange Act and our rules of procedure for the Supervisory Board, all members of our Audit Committee must be independent. Our supervisory board has determined that each member of the Audit Committee qualifies as independent within the meaning of the New York Stock Exchange listing standards, the Exchange Act and the German Corporate Governance Code, and meets the financial literacy requirement of the New York Stock Exchange listing standards.

        Mr. Doradla is the Chairman of our Audit Committee. Pursuant to the German Corporate Governance Code, the Chairman of the Audit Committee shall not be the Chairman of our supervisory board. In addition, the Chairman of the Audit Committee shall be independent from the company, the management board and from the controlling shareholder and have specific expertise in accounting and internal control procedures. Our supervisory board has determined that the Chairman of the Audit Committee, Mr. Doradla, in view of his in deep knowledge and experience in the application of accounting principles and internal control procedures, has the required expertise within the meaning of the German Corporate Governance Code. The relevant SEC rules list a number of ways that an audit committee financial expert may gain the required experience, including as a principal financial officer of a company, as is the case with Mr. Doradla. Based on Mr. Doradla's aforementioned financial expertise and professional experience as Chief Financial Officer of Airgain Inc., he also qualifies as an "audit committee financial expert" under the relevant SEC rules.

Management Board

  Overview

        Under our articles of association, the management board must consist of one or more persons. The supervisory board determines the exact number of members on the management board and appoints the Chairman and the deputy Chairman of the management board, if any. Currently, the management board consists of two members, Jürgen Eichner, appointed as Chief Executive Officer, and Daniel Jürgens, appointed as Chief Financial Officer.

        The members of our management board conduct the day-to-day business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board generally responsible for the management of our company and for handling our day-to-day business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is responsible for:

  •
  the preparation of our annual financial statements;

  •
  making a proposal to be submitted to our shareholders' meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

  •
  regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes, and our performance in relation thereto and on future business planning (including strategic, financial, investment and personnel planning).

        The supervisory board can appoint the members of the management board for a maximum term of five years. According to the recommendations by the German Corporate Governance Code, the first-time appointment of management board members shall be for a period not more than three (3) years. Reappointment or extension, including a repeated reappointment or extension, of the term for up to five years is permissible. The supervisory board may only revoke the appointment of a management board member prior to the expiration of his or her term for good cause, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes involving the management board irrespective of whether in or out of the court.

        Our supervisory board may delegate any of these tasks to one of its committees, subject to certain exceptions in which resolutions have to be taken by the supervisory board as a whole. Pursuant to our current rules of procedure for the supervisory board, our supervisory board has delegated certain tasks to the Audit Committee and certain other tasks to the Compensation and Nomination Committee. For more details see sections "—Compensation and Nomination Committee" and "—Audit Committee."

        According to our articles of association, as long as there are two or more management board members, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representation (Mehrfachvertretung) under Section 181, 2nd alternative of the German Civil Code (Bürgerliches Gesetzbuch).

        Based on a resolution of the supervisory board, all members of the management board were released from the restrictions on multiple representation. Such release does not affect the fiduciary duties of the management board members towards our company.

        The rules of procedure for our management board provide that certain matters require a resolution adopted by the management board, in addition to matters for which a resolution adopted by the management board is required by law or our articles of association. Such matters include the following:

  •
  the management board's reports to inform the supervisory board;

  •
  the management board's quarterly and semi-annual reports as required by applicable securities laws;

  •
  fundamental organizational measures, such as the execution of, or amendment to, domination and profit and loss transfer agreements (Section 291 et seqq. of the German Stock Corporation Act), transformation measures within the meaning of the German Transformation Act (Umwandlungsgesetz), sale or acquisition of material company assets as well as issues of strategy and business planning as set out in Section 90 para. 1 no. 1 of the German Stock Corporation Act;

  •
  measures related to the implementation and control of a monitoring system as set forth in Section 91 para. 2 of the German Stock Corporation Act;

  •
  the issuance of the compliance statement pursuant to Section 161 para. 1 of the German Stock Corporation Act;

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  the preparation of the consolidated and unconsolidated financial statements (including the management report) as well as comparable reports issued by the company voluntarily or based upon securities laws;

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  convening of the general shareholders' meeting and preparation of the agenda, including the management board's proposals for matters to be discussed and, where applicable, voted on at the meeting; or

  •
  matters with respect to which the chairman or any two members of the management board (in case the management board was enlarged) have requested a resolution by the management board.

        The management board has the authority to determine our business areas and operating segments. It must also decide upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board, by setting up a business responsibilities plan (Geschäftsverteilungsplan). While all members of the management board continue to bear joint responsibility for the management of the company, we have adopted a business responsibilities plan assigning the following primary responsibilities to our members of the management board:

        The Chief Executive Officer, currently Jürgen Eichner, has the following primary responsibilities: overseeing our marketing and sourcing, sales and operations, research and development, technology, production, human resources, information technology and quality management functions.

        The Chief Financial Officer, currently Daniel Jürgens, has the following primary responsibilities: overseeing our controlling, accounting, and legal functions.

        The rules of procedure of our supervisory board provide that a management board member may not continue to serve on our management board past his or her 65th birthday.

  Members of the Management Board

        The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of December 31, 2019:

Name	Age	Term ends	Position
Jürgen Eichner	60	2022	Chief Executive Officer
Daniel Jürgens	51	2022	Chief Financial Officer

        The business address of the members of our management board is the same as our business address: VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

        The following is a brief summary of the business experience of the members of our management board:

        Jürgen Eichner became a member of our management board on January 11, 2019. After founding VIA optronics GmbH in 2005, Mr. Eichner has served as a Managing Director and Chief Executive Officer of our subsidiary VIA optronics GmbH since 2006. From 2000 to 2004, Mr. Eichner served as Head of Sales EMEA for White Electronics Design Corporation, and from 1998 to 2000, he served as business development manager and as a director of the service group "Professional Services" of Origin Germany B.V. Between 1985 and 1998, he served as a development engineer, project manager, group leader and as the head of the Electronic Service Center of Diehl Stiftung & Co. KG. Mr. Eichner graduated with a master of science in electronics engineering from the University of Applied Sciences of Nuremberg in 1985.

        Daniel Jürgens became a member of our management board on January 11, 2019. Mr. Jürgens has served as a Managing Director of our subsidiary VIA optronics GmbH, since 2015 and has been VIA optronics GmbH's Chief Financial Officer since June 15, 2015. From 2014 to 2015, Mr. Jürgens was employed by IMAP M&A Consultants AG in Mannheim, Germany, serving as a partner and providing M&A consulting services. Mr. Jürgens served as Chief Financial Officer of Elephant Seven AG in 2005 and 2006. Since 2002, Mr. Jürgens has been a shareholder and Managing Director of iBRAIN Consulting Group GmbH, an M&A consulting services company. In 1994, Mr. Jürgens received a diploma in business administration from Ludwig-Maximilian-Universität, Munich.

Compensation of Management Board and Supervisory Board Members

  Compensation of Management Board Members

        We have entered into service agreements with the current members of our management board, which are described below in more detail. These agreements provide for an annual fixed base salary and an annual performance award (annual bonus) with a target of up to 100% of the annual fixed base salary. The annual fixed base salary will be adjusted annually at the time of the annual collective wage increase for employees of the Bavarian metal industry at a percentage rate equal to the percentage rate at which the salaries of employees at the highest level of the pay scale for employees of the Bavarian metal industry are increased. The performance targets of the annual bonus are tied to financial indicators, such as annual profit.

        Adjustments to the fixed base salary of our management board members are to be considered annually based on inflation, competitive environment and individual performance.

        In addition to the fixed and variable remuneration components, the members of our management board are entitled to additional benefits under the terms of their service agreements, including company car arrangements, mobile phone, as well as to reimbursement of necessary and reasonable expenses. Our company has obtained directors' & officers' indemnity insurance policies for the benefit of the members of our management board covering the statutory liability arising from their activities in this capacity.

        We believe that the service agreements between us and the members of our management board provide for payments and benefits that are in line with customary market practice for similar companies who are operating in our industry.

        In 2020, the two members of our management board are entitled to receive a total compensation package of up to €1,150,000, which includes base salary, bonus payments and other compensation as a result of additional benefits described above.

  Service Agreements

Service Agreement with Jürgen Eichner

        On July 1, 2019 we entered into a service agreement with Jürgen Eichner to serve as our Chief Executive Officer and a member of our management board. The service agreement includes an initial fixed term until December 31, 2022. In the event the company terminates the service agreement for any reason other than for material breach of his duties, Mr. Eichner shall be entitled to a lump sum severance payment equal to one month's base salary per year of service since June 1, 2006.

        The service agreement concluded with Mr. Eichner provides for a two-year non-compete covenant after termination of his service agreement. Mr. Eichner is entitled to salary continuation during the term of the non-compete covenant equal to 50% of the aggregate amount of his annual fixed base salary plus annual bonus, which amount shall be payable pro rata in equal monthly installments during the term of such covenant.

Service Agreement with Daniel Jürgens

        On July 1, 2019 we entered into a service agreement with Daniel Jürgens to serve as Chief Financial Officer and a member of our management board. The service agreement concluded with Mr. Jürgens has an initial fixed term until December 31, 2022, during which it can be terminated by Mr. Jürgens upon six months' prior written notice to the end of a calendar month.

        The service agreement concluded with Mr. Jürgens provides for a two-year non-compete covenant after termination of his service agreement. Mr. Jürgens is entitled to salary continuation during the term of the non-compete covenant equal to 50% of the aggregate amount of his annual fixed base salary plus annual bonus, which amount shall be payable pro rata in equal monthly installments during the term of such covenant.

  Compensation of Supervisory Board Members

        Under mandatory German law, the compensation of the first supervisory board of a German stock corporation is determined by the shareholders' meeting that adopts a resolution on the supervisory board members' discharge. Because the current members of our supervisory board constitute the "first supervisory board" within the meaning of the German Stock Corporation Act, the final compensation payable to its members will be determined by our annual general shareholders' meeting that will take place in 2020.

        We plan to propose the following remuneration system for the members of our supervisory board to our shareholders at our first annual general shareholders' meeting:

  •
  Ordinary members of the supervisory board will receive a fixed remuneration in the amount of €20,000 per annum. The Chairman and Vice Chairman of the supervisory board will receive a fixed remuneration in the amount of €40,000 per annum and €30,000 per annum, respectively. The Chairman of the Audit Committee will receive a fixed remuneration in the amount of €30,000 per annum.

  •
  If more than four supervisory board meetings are held during a calendar year, the members of the supervisory board will receive €5,000 for each additional physical meeting. Beyond this, we will generally not compensate the supervisory board members for their attendance of supervisory board meetings.

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  The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

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  Value added tax payable on their remuneration and expenses shall be added, where applicable.

        This remuneration system was approved by our general shareholders' meeting that took place on                    , 2020 and will therefore remain in force until amended or terminated by our general shareholders' meeting.

  Remuneration and Benefits in the Financial Year 2019

        The members of the current management board of VIA optronics AG (established on January 4, 2019) also serve as Managing Directors of our subsidiary and former group holding company VIA optronics GmbH.

        The compensation system of VIA optronics GmbH for its Managing Directors consists of an annual fixed salary and a variable compensation component, the payment of which is dependent on the achievement by the company of pre-agreed financial targets. With the contribution of VIA optronics GmbH into our company, the Managing Director service contracts of Mr. Jürgens and Mr. Eichner have been fully replaced by new management board member service contracts at the level of VIA optronics AG. Under the new management board member service contracts, neither Mr. Jürgens nor Mr. Eichner will receive separate remuneration for the services rendered in their capacity as Managing Directors of VIA optronics GmbH. Instead, the services rendered in their capacity as Managing Directors of VIA optronics GmbH will be covered by the compensation granted under the management board member service contracts with our company (see "—Compensation of Management Board Members" above).

        As Managing Directors of VIA optronics GmbH, Mr. Eichner and Mr. Jürgens received total combined remuneration (base and variable) of €874,836 in respect of the financial year 2019. In addition, Mr. Eichner and Mr. Jürgens received customary fringe benefits such as a company car, mobile phone, accident insurance coverage in the aggregate amount of €550,000 and employer contributions to their health insurance up to the contribution maximum.

        Two of our current supervisory board members, Dr. Heiko Frank and Mr. Jerome S. Tan, served as members of the advisory board (Beirat) of our subsidiary and former group holding company, VIA optronics GmbH. Dr. Frank received remuneration for his service on the advisory board of VIA optronics GmbH in an amount of €5,000 per year during the financial years 2018 and 2019.

Equity Incentive Plan

        We are evaluating the benefits of establishing, prior to or after this offering, an equity incentive plan. The general purpose of such an incentive plan would be to motivate, retain and attract highly-qualified and valued senior management and other key personnel, and to promote the success of our business.

        The types of awards that could be granted under such an incentive plan may include restricted options, restricted stock units, restricted stock (either as ADSs or as our ordinary shares), stock appreciation rights, performance stock or stock units, any other award based on our stock or the value of our stock, or a combination of the aforementioned instruments.

        These awards could be granted to management board members, members of the senior management and selected other key personnel, on defined dates in consideration of annual performance and potential individual rating, in case of promotion to a higher job level and in relation to one-time events specified in the plan.

German Corporate Governance Code

        The German Corporate Governance Code, or Corporate Governance Code sets out recognized standards of good and responsible corporate governance. The current version of the Corporate Governance Code is the version as amended as of December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020.

        The Corporate Governance Code contains principles (Grundsätze), recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies whose shares are listed on the regulated market of a stock exchange, and companies that both have other securities listed on a regulated market of a stock exchange and initiated the trading of their shares on a multilateral trading facility (MTF). The principles (Grundsätze) constitute only a purely informal reproduction of significant legal requirements under German substantive law. It follows nationally and internationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management board and the supervisory board, transparency, accounting policies and auditing.

        There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act only requires that the management board and supervisory board of a German company subject to the Corporate Governance Code issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (compliance statement, or Entsprechenserklärung). In addition, a company subject to the Corporate Governance Code is also required to state in its annual compliance statement whether it intends to comply with the recommendations or list the recommendations it does not intend to comply with in the future. These compliance statements must be permanently published on the company's website. If the company changes its policy on recommendations between such annual compliance statements, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

        The Corporate Governance Code is primarily addressed to German companies whose shares are listed on the regulated market of a stock exchange, and companies that both have other securities listed on a regulated market of a stock exchange and initiated the trading of their shares on a MTF. While not free from doubt, upon listing of our ADSs on the New York Stock Exchange our company may fall within the scope of application of the Corporate Governance Code and, as a consequence, we may be required to issue the annual compliance statements described above.

        Despite the remaining uncertainty as to whether the Corporate Governance Code applies to us, we have chosen to apply the Corporate Governance Code. Consistent therewith, the rules of procedure of our management board and the rules of procedure of our supervisory board provide that each body is obliged to comply with the recommendations of the Corporate Governance Code, except for those recommendations listed in our annual compliance statement that we explicitly state we do not comply with.

        In particular, we intend to comply with the following significant recommendations of the Corporate Governance Code: (i) the supervisory board has established a compensation and nomination committee (Vergütungs-und Nominierungsausschuss) as well as an audit committee (Prüfungsausschuss); (ii) the management board and supervisory board will report annually on issues in the form of a corporate governance statement (Erklärung zur Unternehmensführung) pursuant to Section 289f HGB, and will publish this report in connection with the annual compliance statement.

        However, we may deviate from certain other recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in our annual compliance statements.

Code of Business Conduct and Ethics

        In connection with the consummation of this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our supervisory board members, management board members and employees. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be available on our website at www.via-optronics.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments to, or waivers from, the provisions of the code of conduct applicable to members of our supervisory board and management board will be disclosed on our website promptly following the date of such amendment or waiver.

Differences between Our Corporate Governance Practices and Those Set Forth in the New York Stock Exchange Listed Company Manual

        In general, under Section 303A.11 of the New York Stock Exchange Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the New York Stock Exchange Listed Company Manual without having to seek individual exemptions from the New York Stock Exchange. A foreign private issuer making its initial U.S. listing on the New York Stock Exchange and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the New York Stock Exchange Listed Company Manual must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the New York Stock Exchange Listed Company Manual. In addition, we also may qualify for certain exemptions under the New York Stock Exchange Listed Company Manual as a foreign private issuer that may affect our corporate governance practices.

        The significant differences between the corporate governance practices that we follow and those set forth in the New York Stock Exchange Listed Company Manual are described below:

  •
  Section 303A.01 of the New York Stock Exchange Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of the members of a supervisory board be independent. However, the German Corporate Governance Code and the rules of procedure of our supervisory board provide that the supervisory board should be composed of an "appropriate" number of independent members. We consider three of the current members of the supervisory board as independent within the meaning of the New York Stock Exchange Listed Company Manual and the German Corporate Governance Code.

  •
  Section 303A.04(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written nomination committee charter. German law does not require a separate charter for a nomination committee. Instead, the responsibilities of our Compensation and Nomination Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.05(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities of our Compensation and Nomination Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.07(a) of the New York Stock Exchange Listed Company Manual requires each member of the audit committee of a listed company to be financially literate and also requires that at least one audit committee member have accounting or related financial management expertise. The German Corporate Governance Code contains a recommendation that the chairman of the audit committee of a listed company have expertise in the areas of accounting and internal control procedures. Accordingly, the rules of procedure of our supervisory board stipulate that the Chairman of our Audit Committee shall have special expertise and experience regarding accounting principles and internal control procedures. The Chairman of the Audit Committee, Anil Kumar Doradla, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our supervisory board, require all members of our Audit Committee to be financially literate.

  •
  Section 303A.07(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities of our Audit Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.09 of the New York Stock Exchange Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above. In addition, certain of the subjects to be addressed in the corporate governance guidelines pursuant to Section 303A.09 are contained in the rules of procedure of our supervisory board.

Share Ownership by Members of Supervisory Board and Management Board

  Supervisory Board

        None.

  Management Board

        Our Chief Executive Officer and the selling shareholder in this offering, Jürgen Eichner, currently holds 24,000 of our ordinary shares, which represented 24% of our ordinary shares immediately prior to the consummation of this offering and the concurrent private placement. See "Principal and Selling Shareholders." Daniel Jürgens does not hold any of our shares.

RELATED PARTY TRANSACTIONS

        Since January 1, 2017, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board or management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the "Management" and "Principal and Selling Shareholders" sections of this prospectus and the transactions we describe below.

Shareholders' Agreement

        On January 25, 2019, we entered into a shareholders' agreement with our existing shareholders to replace the existing shareholders agreement previously entered into by VIA optronics GmbH and our existing shareholders in 2016. The shareholders' agreement defines the rights and obligations of the parties thereto as our shareholders and includes, inter alia, voting and approval requirements, rights of first refusal, tag-along and drag-along rights and potential redemption procedures. The shareholders' agreement automatically terminates upon closing and settlement of an initial public offering of our company and will, thus, cease to be applicable at the time of listing of our ADSs on the New York Stock Exchange.

        On July 25, 2019, we entered into a shareholders' agreement with our existing shareholders to replace the shareholders' agreement dated January 25, 2019 which terminates upon the listing of our ADSs on the New York Stock Exchange. The new shareholders' agreement provides for a certain voting agreement among our existing shareholders in relation to the nomination and exercise of the voting rights in relation of the election of members of our supervisory board. In addition, the new shareholders' agreement also provides for a right of first refusal in favor of Coöperatief IMI Europe U.A. in case Mr. Eichner intends to sell his shares in our company.

Strategic Alliance Agreements

        See "Business—Strategic Alliance Agreements" for a description of material agreements with Toppan, the minority owner of VTS-Touchsensor Co., Ltd.

Property Lease Agreement

        Our subsidiary VIA optronics GmbH has leased 28.42 square meters of office space located at Lettenfeldstrasse 15, Schwarzenbruck, Germany from our CEO, Jürgen Eichner pursuant to a lease agreement dated June 1, 2006, as amended from time to time. The initial net rent amounted to €730.00 per month, with prepayment for operating costs in an amount of €220.00 net per month (plus 19% VAT). Since 2011, the rent and prepayment for operating costs have been reduced to an aggregate net amount of €360.00 (plus 19% VAT) due to a reduction of the space leased. The lease agreement has an unlimited term and can be terminated by either party with three months' notice to the end of a calendar month.

Service Agreements

        We have entered into service agreements with the members of our management board. See "Management—Compensation of Management Board and Supervisory Board Members—Service Agreements."

Loan Agreement with Integrated Micro-Electronics, Inc. (IMI)

        In December 2019, VIA optronics AG received a €2,000,000 loan from IMI, our majority shareholder. The loan is due in February 2021 with no penalty on full or partial early repayment and accrues interest at a rate equivalent to that due by VIA optronics GmbH on its working capital loan facility of from Bayern LB (Bayerische Landesbank). See Note 24 of the consolidated financial statements for additional information.

Employment Agreement of Joselene Eichner

        Joselene Eichner, the wife of our CEO and shareholder Jürgen Eichner, has been employed by VIA optronics GmbH since January 1, 2007 as a part-time (20 hours / week) administrative assistant under an employment agreement dated December 28, 2006. Her major responsibilities include assisting and supporting the human resources department of VIA optronics GmbH. As remuneration for her services, Mrs. Eichner receives a monthly fixed salary of €2,500. She is further entitled to a company car with a monthly net leasing rate of €709.43 and a mobile phone (phone costs being paid by VIA optronics GmbH). In addition, the company pays retirement benefits contributions to a defined contribution plan amounting to €180 per month.

Relationship with Kloepfel Corporate Finance GmbH

        Dr. Heiko Frank, a member of our supervisory board, holds 25.1% of the shares and serves as managing director of Kloepfel Corporate Finance GmbH, or Kloepfel. Kloepfel has served as an advisor to our business since April 2016, including in connection with the investment by our current shareholder Coöperatief IMI Europe U.A. in VIA optronics GmbH, the acquisition by VIA optronics GmbH of the 65% ownership interest in VTS-Touchsensor Co., Ltd. and in connection with this offering. Pursuant to a project contract dated as of July 1, 2018, and amended on July 25, 2019, Kloepfel is providing general advisory, management and coordination services in connection with our pursuit of this offering. Under the project contract, Kloepfel is entitled to (i) a monthly retainer, (ii) a success fee equal to 0.95% of the gross proceeds of this offering, which fee is payable upon consummation of the offering and (iii) reimbursement of out-of-pocket expenses, subject to certain caps. The project contract is terminable on at least two weeks' advance written notice.

Role of Dr. Heiko Frank as "Statutory Auditor" at VTS-Touchsensor Co., Ltd.

        Dr. Heiko Frank, a member of our supervisory board, was appointed as "statutory auditor" of our Japanese subsidiary VTS-Touchsensor Co., Ltd. in 2018. Pursuant to Japanese law, a "statutory auditor" is appointed for a term of four years. The major responsibilities of the statutory auditor include the general supervision and monitoring authority of the relevant company and its directors. This includes the duty to monitor the status of the company's business operations and its assets and liabilities, the review of the company's financial statements, business reports prepared for submission to each shareholders' meeting and preparation of an audit (business monitoring) report for each business year. The statutory auditor's responsibilities also include monitoring and supervising the compliance of the company's directors with applicable laws and the company's articles of incorporation.

Indemnity and Cost Sharing Agreement

        In connection with this offering, we intend to enter into an indemnity and cost sharing agreement with the selling shareholders. Under this agreement, the selling shareholders will agree (i) to indemnify us from certain liability risks and (ii) to assume parts of the transaction costs, in each case arising out of or in connection with this offering.

Contribution of VIA optronics GmbH into VIA optronics AG

        See "Description of Company History and Share Capital—Establishment of VIA optronics AG and Contribution of VIA optronics GmbH."

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information, as of June 30, 2020, regarding the beneficial ownership of our ordinary shares: (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of the ADSs in this offering and the sale of ADSs to Corning in the concurrent private placement, for:

  •
  members of our supervisory board;

  •
  members of our management board, including the selling shareholder;

  •
  members of our supervisory board and management board as a group; and

  •
  each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares.

        The column entitled "Ordinary Shares Beneficially Owned Prior to this Offering—Percent" is based on 3,000,000 ordinary shares of VIA optronics AG outstanding as of June 30, 2020. The columns entitled "Ordinary Shares Beneficially Owned After this Offering—Excluding Exercise of Option—Percent" and "Ordinary Shares Beneficially Owned After this Offering—Including Exercise of Option—Percent" are both based on            ordinary shares to be issued by VIA optronics AG and outstanding immediately after the closing of this offering and the concurrent private placement.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of June 30, 2020, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, if any, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

Ordinary Shares Beneficially Owned After this Offering
Ordinary Shares Sold in this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering			Excluding Exercise of Option		Including Exercise of Option
	Number(1)	Percent(1)	Number	Number	Percent	Number	Percent
5% Shareholders:
Coöperatief IMI Europe U.A.(2)	2,280,000	76%	—
Corning Research & Development Corporation(3)	—	—	—
Supervisory Board and Management Board Members:
Diosdado P. Banatao	—	—	—
Anthony John Best	—	—	—
Anil Kumar Doradla	—	—	—
Dr. Heiko Frank	—	—	—
Jerome S. Tan	—	—	—
Jürgen Eichner	720,000	24%
Daniel Jürgens	—	—	—
All members of our supervisory board and management board as a group (7 persons):	720,000	24%

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
The address of Coöperatief IMI Europe U.A. is Herikerberweg 238 Luna ArenA, 1101 CM, Amsterdam, Noord-Holland, Netherlands. No natural person has sole voting or dispositive control over the shares owned by Coöperatief IMI Europe U.A.; however, Fernando Zobel de Ayala and Jaime Augusto Zobel de Ayala each control, indirectly, 30.25% of the interests owned by Coöperatief IMI Europe U.A. Fernando Zobel de Ayala and Jaime Augusto Zobel de Ayala each have an address of c/o Mermac, Inc., 3rd Floor Makati Stock Exchange Building, Ayala Avenue, Makati City, Philippines.

(3)
The address of Corning Research & Development Corporation is One Riverfront Plaza, Corning, NY 14831, USA. Corning Research & Development Corporation is a subsidiary of Corning, Inc., a publicly-listed company in the United States. Shares shown as beneficially owned after this offering are to be acquired in the concurrent private placement.

        As of June 30, 2020, VIA optronics AG had two individual holders of record entered in its share register, neither of whom we believe to be residents of the United States. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

        None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 DESCRIPTION OF COMPANY HISTORY AND SHARE CAPITAL

        The following description is a summary of our company history and certain information relating to our share capital as well as certain provisions of our articles of association and the German Stock Corporation Act. Unless otherwise stated, the description insofar as it relates to our articles of association is based on the amended version of our articles of association as of June 25, 2019, which was registered in the commercial register on July 12, 2019. This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Nuremberg, Germany, electronically at www.unternehmensregister.de and as an exhibit to the registration statement of which this prospectus forms a part.

Company History

        Our business is conducted through VIA optronics GmbH, registered in the commercial register of the local court of Nuremberg under HRB 22650, and its subsidiaries. VIA optronics GmbH was established by our CEO Jürgen Eichner on May 12, 2006, with an initial share capital of €25,000.00. The company has its registered seat in Schwarzenbruck.

        In 2016, following several equity financing transactions with different investors aimed at providing VIA optronics GmbH with additional funds for the growth and expansion of its operations, Coöperatief IMI Europe U.A. acquired the shares held by the various investors in VIA optronics GmbH resulting in Jürgen Eichner holding 24% and Coöperatief IMI Europe U.A. holding 76% of the entire issued share capital of VIA optronics GmbH.

        Because it is not legally possible to use a company in the form of a GmbH for an initial public offering, the shareholders of VIA optronics GmbH decided to create VIA optronics AG, a new company in the form of a German stock corporation (Aktiengesellschaft or AG). VIA optronics AG serves as the holding company for the VIA optronics group, and as the vehicle issuing the ADS for the initial public offering and listing on the New York Stock Exchange.

Establishment of VIA optronics AG and Contribution of VIA optronics GmbH

        VIA optronics AG was incorporated on January 4, 2019 and registered in the commercial register of the local court of Nuremberg under number HRB 36200, with the shareholders of VIA optronics GmbH as the sole founding shareholders.

        On April 18, 2019 the shareholders of VIA optronics GmbH contributed the shares they held in VIA optronics GmbH to VIA optronics AG by way of a contribution in kind against issuance of new shares (Sacheinlage gegen Gewährung von neuen Aktien). As a result of this contribution, our share capital was increased from €100,000 by €2,900,000 to €3,000,000 in the form of a capital increase by way of a contribution in kind (Sachkapitalerhöhung) through issuance of 2,900,000 ordinary shares, each with a nominal value of €1.00 per share, to the former shareholders of VIA optronics GmbH (and founding shareholders of VIA optronics AG) as consideration for their contributions.

        The contribution of the VIA optronics GmbH shares to VIA optronics AG became legally effective with the registration of the capital increase by way of a contribution in kind with the commercial register of VIA optronics AG on June 25, 2019. With the effectiveness of the contribution and the capital increase by way of a contribution in kind VIA optronics AG became the sole shareholder of VIA optronics GmbH and the founding shareholders of VIA optronics AG (and former shareholders of VIA optronics GmbH) received the new shares in VIA optronics AG issued in the capital increase proportionate to the shareholdings in VIA optronics GmbH shares they contributed.

Share Capital

        As of the date of this prospectus, our share capital registered in the commercial register amounts to €3,000,000, which is divided into 3,000,000 ordinary registered shares (Namensaktien). All shares are no par-value shares (Stückaktien ohne Nennbetrag).

Form, Certification and Transferability of the Shares

        Our shares are in registered form. The form and content of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. The shareholders do not have the right to have their shares certificated, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. In the event that we decide to issue share certificates, we are permitted to issue share certificates that represent one or more shares.

        All of our outstanding shares are no par-value ordinary registered shares. Under German law, if a resolution regarding a capital increase does not specify whether the newly issued shares resulting from the capital increase will be in bearer or registered form, such shares will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

        Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

        Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders' meeting with a simple majority of the votes cast at the relevant shareholders' meeting. The shareholders may also resolve to create authorized share capital (Genehmigtes Kapital), authorizing our management board to increase our registered share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount up to the authorized capital amount. Authorized capital is a German law concept that allows us to issue shares without going through the process of obtaining a shareholders' resolution. The aggregate nominal amount of the authorized capital resolved by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

        Furthermore, our shareholders may resolve to amend or create conditional capital (Bedingtes Kapital) for certain purposes: the issuance of conversion or subscription rights to holders of convertible bonds, the preparation of a merger with another company or the issuance of subscription rights to employees and members of the management board of our company or of an affiliated company. According to German law, the aggregate nominal amount of the conditional capital resolved at the shareholders' meeting may not exceed one-half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital resolved for the purpose of granting subscription rights to employees and members of the management board of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

        According to German law, any resolution pertaining to the creation of authorized or conditional capital requires a majority of at least three-quarters of the share capital represented in the relevant shareholder vote. The shareholders may also resolve to increase the share capital from reserves by converting capital reserve and profit reserves into share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from reserves requires the vote of a simple majority of the share capital represented in the relevant shareholder vote.

        Any resolution relating to a reduction of our share capital requires a majority of at least three-quarters of the share capital represented in the relevant shareholder vote according to mandatory German law.

Changes in Our Share Capital during the Last Three Financial Years

        VIA optronics AG was incorporated on January 4, 2019 with an initial share capital of €100,000. Since then, our share capital has changed as follows:

  •
  As result of the capital increase by way of a contribution in kind of the shares in VIA optronics GmbH into VIA optronics AG, VIA optronics AG increased its share capital by €2,900,000, from €100,000 to €3,000,000 by issuing 2,900,000 ordinary shares to the shareholders of VIA optronics GmbH as consideration for the transfer and contribution of their shares in VIA optronics GmbH to VIA optronics AG.

  •
  By resolution of the shareholders' meeting of VIA optronics AG expected to be held on                        , 2020, the share capital is expected to be increased against contribution in cash from €            to up to €            by issuing up to            ordinary shares, each with a nominal value of €1.00 per share, under exclusion of the statutory subscription rights of the shareholders. It is anticipated that the implementation of this capital increase will be registered with the commercial register on or about                        , 2020. The ADSs representing the new shares resulting from this capital increase will form part of this offering.

Authorized Capital

        Our authorized capital as of the date of this prospectus amounts to €1,500,000 and was resolved by our shareholders' meeting on July 4, 2019. Under this authorized capital, the management board is authorized, subject to the consent of the supervisory board, to increase the company's share capital by up to €1,500,000 through one or more issuances on or before June 30, 2024 by issuance of 1,500,000 new no par-value shares against cash contributions and/or contributions in kind. With the consent of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights in the following circumstances:

  •
  to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;

  •
  in the case of increases of the share capital against contributions in kind, such as to acquire companies, divisions of companies or interests in companies; or

  •
  if the increase of the share capital is against contribution in cash, and if the issue price of the new shares is not substantially lower (as defined in the German Stock Corporation Act) than the exchange price for our shares of the same class and having the same terms already listed at the time of the final determination of the issue price. For this purpose, the market price may also be considered the market price of an ADS listed on the New York Stock Exchange divided by the number of our shares or multiplied by the fraction of our shares represented by an ADS, as the case may be. In addition, the amount of the share capital represented by the shares issued under the exclusion of the statutory subscription rights may not exceed 10% of the share capital at the time this authorization comes into effect or is exercised. The 10% threshold includes new or treasury shares of our company issued or transferred during the term of this authorized capital under the exclusion of statutory subscription rights on a different legal basis.

Subscription Rights

        According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) relating to any newly issued shares resulting from a capital increase, including convertible bonds, bonds with warrants, profit-participation rights or profit-sharing bonds in proportion to the number of shares he or she holds in the corporation's existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

        Under German law, the shareholders' meeting may pass a resolution excluding subscription rights if a majority of at least three-quarters of the share capital represented in the relevant shareholder vote adopts the resolution. To exclude subscription rights, the management board must also make available a report to the shareholders justifying the exclusion and demonstrating that the company's interest in excluding the subscription rights outweighs the shareholders' interest in maintaining their rights. The justification may be subject to judicial review. Under German law, the exclusion of subscription rights in connection with the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares. For this purpose, the market price may also be considered the market price of an ADS listed on the New York Stock Exchange divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be.

Shareholders' Meetings, Resolutions and Voting Rights

        Pursuant to our articles of association, shareholders' meetings may be held at our registered offices, at the registered seat of a German stock exchange or in a German city with more than 100,000 inhabitants. In general, shareholders' meetings are convened by our management board. Separately, the supervisory board is required to convene a shareholders' meeting in cases where this is required as a matter of statutory law (i.e., if calling a meeting is required in the best interest of our company). In addition, shareholders who, individually or as a group, own shares in our company that represent at least 5% of our share capital may request that our management board convene a shareholders' meeting. If our management board does not convene a shareholders' meeting upon such a request, the shareholders may petition in German court for authorization to convene a shareholders' meeting.

        Pursuant to our articles of association, the convening notice for a shareholders' meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own shares in our company that represent at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders' meeting and that these items be published prior to the shareholders' meeting.

        Under German law, our annual general shareholders' meeting must take place within the first eight months of each financial year. Among other things, the general shareholders' meeting is authorized and required to adopt resolutions on the following issues:

  •
  use of our annual net profit determined in accordance with German generally accepted accounting principles;

  •
  discharge of the actions taken by the members of our management board and our supervisory board;

  •
  the approval of our statutory auditors;

  •
  increases or decreases in our share capital;

  •
  the election of supervisory board members; and

  •
  to the extent legally required, the approval of our financial statements.

        Each share carries one vote at our shareholders' meeting.

        Our articles of association provide in Article 20 that the resolutions of the shareholders' meeting are adopted by a simple majority of the votes cast, unless otherwise required by law or the articles of association.

        Neither German law nor our articles of association provide for a minimum participation as a quorum for our shareholders' meetings.

        Under German law, certain resolutions of fundamental importance require a majority of at least three-quarters of the share capital represented in the relevant shareholder vote. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (in particular control agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company.

Dividend Rights

        Under German law, distributions of dividends on shares for a given financial year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders' meeting held in the subsequent financial year and such annual general shareholders' meeting adopts a resolution.

        German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company's unconsolidated financial statements prepared in accordance with German GAAP show a net profit. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

        Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders' meeting are paid annually, shortly after the general shareholders' meeting, in accordance with the German Stock Corporation Act and the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation.

        We have never declared or paid any dividends to our shareholders and, as of the date of this prospectus, have no intention to declare or pay any dividends in the foreseeable future. For information about the tax considerations relating to dividend payments, please see "Taxation—German Taxation of ADSs."

Liquidation Rights

        Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of a majority of at least three-quarters of the share capital represented in the relevant shareholder vote. If we are liquidated, any assets remaining after all of our liabilities have been paid off will be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

        We may not acquire our own shares unless authorized by the shareholders' meeting or in other very limited circumstances as set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than five years. The German Stock Corporation Act generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase. The shareholders' meeting adopted a resolution on July 4, 2019 authorizing the management board, for a period until June 30, 2024, subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of our total share capital. The shares may be purchased by means of a purchase on a stock exchange or an offer to all shareholders in one or more tranches and may be used for any purpose permitted by law. The management board is authorized to redeem the purchased shares without further resolution by the shareholders' meeting. The management board is also authorized to sell the purchased shares in other ways than a sale on a stock exchange or an offer to all shareholders under full or partial exclusion of the statutory subscription rights of the shareholders with the supervisory board's consent as follows: (i) to exclude shareholders' subscription rights for fractional amounts, (ii) by selling the purchased shares against consideration, (iii) by selling the purchased shares against cash consideration, if the consideration is not significantly lower than the market price at the time of the sale and (iv) to satisfy our obligations from option or conversion rights or conversion obligations (or combinations of these instruments) which grant a conversion or option right or an obligation to convert.

Squeeze-Out of Minority Shareholders

        Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds shares that represent at least 95% of the share capital, that the shares held by any remaining minority shareholders be transferred to such shareholder against payment of "adequate cash compensation" (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Objects and Purpose of Our Company

        Our business purpose, as described in section 2 of our articles of association, is the production and distribution of electronic assemblies, in particular components and system solutions for optoelectronics and display technologies as well as the provision of services relating thereto.

        We may engage in all business activities which serve, directly or indirectly, our business purpose. In particular, we are allowed to invest in, acquire interests in and dispose of other companies, and to establish domestic and foreign branch offices and subsidiaries.

Registration of the Company with Commercial Register

        We are a German stock corporation that is organized under the laws of Germany. On March 18, 2019, our company was registered in the commercial register of the local court in Nuremberg, Germany under the number HRB 36200.

Differences in Corporate Law

        The applicable provisions of the German Stock Corporation Act (Aktiengesetz) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the German Stock Corporation Act applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections.

	Germany	Delaware
Board System

Under German law, a stock corporation has a two-tier board structure composed of the management board (Vorstand) and the supervisory board (Aufsichtsrat).

The management board is responsible for running the company's day-to-day business and affairs and representing the company in dealings with third parties.

The supervisory board has a control and supervisory function. The supervisory board does not actively manage the company but certain management board actions require the approval of the supervisory board.

Under Delaware law, a corporation has a unitary board structure and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the shareholders of the corporation.

Management is responsible for running the corporation and overseeing its day-to-day operations.

Number of Board Members / Directors

Under German law, the management board of a stock corporation must have at least one member, and the number of members shall be determined in the manner provided in the company's articles of association.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

The supervisory board of a stock corporation must have at least three but no more than 21 members, whereby the number of supervisory board members must be divisible by three if this is necessary for the fulfilment of employee co-determination requirements. The articles of association of the company must specify if the supervisory board has more than three members.

Germany	Delaware

Supervisory board members are either appointed by the shareholders' meeting or determined by one or more individual shareholders based on a delegation right for such shareholders provided for in the company's articles of association.

Depending on the number of employees of the company, the supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act, (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, or the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. Such rules result in different appointment rules for supervisory board members: In companies which are subject to the German One-Third Employee Representation Act, two-thirds of supervisory board members are representatives of the shareholders, while one-third are representatives of the employees. In companies which are subject to the German Codetermination Act, half of the supervisory board members are representatives of the shareholders and the other half are representatives of the employees. In the event of a tie, the Chairman has the tie-breaking vote. The employee representatives in the supervisory board are elected by the employees following certain procedures set forth in applicable law.

Additionally, the supervisory board of German stock corporations that are both listed and subject to the German Codetermination Act must be composed of at least 30% women or men, depending on which is the less represented group.

	Germany	Delaware
Appointment and Removal of Board Members / Directors

Members of the management board of a German stock corporation are appointed by the supervisory board for a maximum period of five years. Reappointment, including repeated reappointment, is permissible. The supervisory board may remove a member of the management board prior to the expiration of his or her term only for good cause, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

Under German law, a member of a supervisory board may be elected for a term of up to approximately five years (except for the first supervisory board of a newly incorporated company which may only be elected for a term of approximately one year), depending on the date of the annual shareholders' meeting at which such member is elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. Prior to the expiration of his or her term, supervisory board members which have been appointed by the shareholders' meeting may be removed by a resolution of the general meeting requiring a three-quarter majority of the votes cast, unless otherwise provided by the company's articles of association. Supervisory board members who are delegated by a shareholder or the company's employees may be revoked and the resulting vacancy filled at the sole discretion of such shareholder or the employees.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

	Germany	Delaware
Vacancies on the Boards

Under German law, vacant positions on the management board are filled by the supervisory board in accordance with the general rules of appointment, which provide that vacancies are filled by the simple majority of supervisory board votes cast, unless otherwise provided by the company's articles of association. In case of emergencies, a vacant position on the management board may be filled by an individual appointed by the court.

If the number of supervisory board members falls below the number of members required for a quorum, or the minimum number of members required by law or the articles of association, upon application to the court having jurisdiction by the management board, a member of the supervisory board or a shareholder to the competent court, the vacant position on the supervisory board may be filled by an individual appointed by the court.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual Shareholders' Meeting

Under German law, a stock corporation must hold an annual shareholders' meeting within eight months of the end of its financial year. Unless otherwise provided for in the articles of association, the shareholders' meeting shall be held at the company's seat or, if applicable, at the venue where its shares are listed.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	Germany	Delaware
Calling of Shareholders' Meetings

Under German law, extraordinary shareholders' meetings, in addition to the annual shareholders' meetings, may be called by the management board, or if calling a meeting is required in the best interest of the company, having jurisdiction by the supervisory board. Shareholders holding shares representing at least 5% of the company's share capital may request that the management board convenes an extraordinary shareholders' meeting. If the management board does not convene a shareholders' meeting upon such a request, the shareholders may petition the German court having jurisdiction for authorization to convene a shareholders' meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of Shareholders' Meetings

Under German law, unless a longer period is provided for in the articles of association, the shareholders must be given at least 30 days' advance notice of the shareholders' meeting. Such notices must at least specify the name of the company, the statutory seat of the company as well as the location, date and time of the shareholders' meeting. In addition, the invitation must contain the agenda items as well as the management board's and the supervisory board's voting proposal for each agenda item.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

The formalities relating to calling and holding a shareholders' meeting can be waived, provided that all shareholders eligible to attend the shareholders' meeting are present or represented at the meeting and grant their consent.

	Germany	Delaware
Proxy Voting

Under German law, a shareholder may authorize another person to attend, speak and vote at a shareholders' meeting of the company on such shareholder's behalf by proxy.

With respect to management board meetings, a management board member may issue a proxy to another management board member to represent him or her at the meeting and vote on his or her behalf.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

With respect to supervisory board meetings, a supervisory board member may participate in a vote by written vote issued to, and presented at the meeting by, another supervisory board member or a third party entitled to attend the supervisory board meeting.

Pre-emptive / Subscription Rights

Under German law, existing shareholders have statutory subscription rights with respect to any new shares or securities convertible into shares issued pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders holding shares representing three-quarters of the registered share capital represented in the relevant shareholder vote have resolved upon the full or partial exclusion of the subscription rights and (ii) such exclusion is justified by good and objective cause. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory subscription rights.

Under Delaware law, stockholders have no pre-emptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	Germany	Delaware
Authority to Allot

Under German law, the management board may not allot shares, grant rights to subscribe for or to convert any security into shares unless a shareholder resolution has been passed at the company's shareholders' meeting granting the management board such authority—subject to the approval of the supervisory board -, in each case in accordance with the provisions of the German Stock Corporation Act.

Under Delaware law, if the corporation's certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Voting Rights

Under German law, each share, except statutory preferred shares (Vorzugsaktien), entitles its holder to vote at the shareholders' meeting and to participate with such number of votes with respect to one share which correspond to the quota of such share in the company's share capital. While German law does not provide for a minimum attendance quorum for general meetings, the company's articles of association may so provide. In general, resolutions adopted at a shareholders' meeting may be passed by a simple majority of votes cast, unless a higher majority is required by law or under the company's articles of association.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	Germany	Delaware
Shareholder Vote on Certain Transactions

Under German law, certain shareholders' resolutions of fundamental importance require a majority of at least three-quarters of the share capital present or represented in the vote. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

•

the approval of the board of directors; and

•

approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	Germany	Delaware
Liability of Directors and Officers

Under German law, any provision, whether contained in the company's articles of association or any contract or otherwise, that purports to exempt a management board or supervisory board member from any liability that would otherwise result from any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under German law, members of both the management board and members of the supervisory board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member's duty of care. Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent management board or supervisory board member only after the expiry of three years and with the approval of such waiver by the shareholders' meeting with a simple majority of the votes cast, unless shareholders who, in the aggregate, hold one-tenth or more of the company's share capital object to the waiver and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

Under Delaware law, a corporation's certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•

any breach of the director's duty of loyalty to the corporation or its stockholders;

•

acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•

intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•

any transaction from which the director derives an improper personal benefit.

	Germany	Delaware
Standard of Conduct for Directors and Officers

Under German law, management board members and supervisory board members must conduct their affairs with "the care and diligence of a prudent business person," or a prudent supervisory board member, as the case may be, and act in the best interests of the company. The scope of the fiduciary duties of management board members and supervisory board members is determined by German legislation and interpreted by the German courts.

Statutory and fiduciary duties of members of the management board to the company include, among others:

•

to act in accordance with the law, the company's articles of association and the rules of procedure for the management board, if any;

•

to report to the supervisory board on a regular basis as well as on certain important occasions;

•

to exercise reasonable care, skill and diligence;

•

to maintain a proper accounting system;

•

to not compete, directly or indirectly, with the company without permission by the supervisory board; and

•

if the company is insolvent, to ensure that no further transactions are entered into on behalf of the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

Germany	Delaware

Members of the supervisory board owe substantially the same statutory and fiduciary duties to the company as members of the management board. Additionally, their duties include:

•

to effectively supervise the company's affairs and the management board;

•

to evaluate and issue a resolution on certain transactions which may only be carried out by the management board with the consent of the supervisory board;

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

• to approve the company's financial statements;
• to appoint the management board members and to represent the company in transactions between the company and members of the management board; and
• to approve service contracts between individual members of the management board and the company.

	Germany	Delaware
Stockholder Suits

Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company or an irregularity in the company's internal management or supervision. Accordingly, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the management board, by the supervisory board.

Additionally, pursuant to German case law, the supervisory board is generally obliged to pursue the company's claims against the management board, unless in exceptional circumstances it is in the best interest of the company not to pursue such claims.

The management board, or, if a claim is made against a member of the management board, the supervisory board, is obliged to pursue the company's claims against the relevant individuals if so resolved by the shareholders' meeting with a simple majority of votes cast.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law; and

•

allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

If the company is unable to fulfill its obligations vis-à-vis third parties, the company's creditors may pursue the company's damage claims against members of the management board for certain wrongdoings.

Under certain circumstances, shareholders can bring damage claims of the company against members of its management board on the company's behalf. In order to bring such a claim, the claimant alone or together with other shareholders needs to hold shares representing at least 1% or a participation of €100,000 in the company's share capital. Additionally, the claimant must have its claim approved in special procedures.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent            of a share (or a right to receive a share) deposited with The Bank of New York Mellon SA/NV, as custodian for the depositary in Germany. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

        One or more global share certificates representing our shares have been deposited with Clearstream Banking AG, the German central securities depositary, to allow for the book-entry transfer of our shares to accountholders of Clearstream Banking AG, including Bank of New York Mellon SA/NV.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under "Where You Can Find More Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

  Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

  Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

  Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

  Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Germany and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

  •
  we appear to be insolvent or enter insolvency proceedings

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

  •
  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. We believe the deposit agreement's jury trial waiver is enforceable; however, if an ADS holder were to seek a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement and we or the depositary opposed such a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering and the concurrent private placement,                         ADSs will be outstanding, representing approximately         % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no ordinary shares or ADSs will be available for sale by our shareholders after the completion of this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

        We, our current shareholders and Corning have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. The members of our management board and our supervisory board have not signed lockup agreements because they do not hold any equity securities in our company as of the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Berenberg. The agreements provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement. For more information, see "Underwriting."

Rule 144

        In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned "restricted" ordinary shares for at least six months, as measured by applicable SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                        ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of the ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

        In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701

        Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

  •
  persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

  •
  our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Equity Plans

        If we adopt an equity incentive plan, we intend to file one or more registration statements under the Securities Act after the consummation of this offering to register all ordinary shares and/or ADSs issued or issuable pursuant to such equity incentive plan, see "Management—Compensation of Management Board and Supervisory Board Members—Equity Incentive Plan" for more details about the potential incentive plan. We expect to file the registration statements covering such ordinary shares shortly after the later of the date of this prospectus or the implementation of such equity incentive plan, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

 EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

        There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

        For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

 TAXATION

        The following discussion describes the material U.S. and German tax consequences of acquiring, owning and disposing of the ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. holder (as defined in "—U.S. Taxation" below) or other holder that may be subject to special tax rules, including, without limitation, brokers or dealers in securities or currencies, traders in securities electing mark to market, notional principal contracts or currencies, Medicare contribution tax, financial institutions, insurance companies, U.S. expatriates and inverted companies, certain stapled companies, tax-exempt organizations, tax-deferred or other retirement accounts, regulated investment companies, real estate investment trusts, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, a person who does not hold the ADSs as capital assets for tax purposes, or a person that owns or is deemed to own 10% or more of the company's stock (by vote or value). In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds ADSs. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

German Taxation

        The following discussion describes the material German tax consequences of acquiring, owning and disposing of ADSs. With the exception of the subsection "Income Taxation of German Tax Resident Holders" below, which provides an overview of dividend taxation of holders that are tax resident in Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.

        This discussion is based on German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (as defined below). It is based upon tax laws in effect as of the date of this prospectus. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

        This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

        In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

        Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

        This subsection "German Taxation of ADSs" is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of applicable German tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part.

  General German Tax Treatment of ADSs

        As of the date hereof, no published German tax court decisions exist as to the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (Bundesfinanzministerium) dated May 24, 2013, reference number IV C 1-S2204/12/10003, or the "ADR Tax Circular," for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section "—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs"). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

  Taxation of Non-German Resident U.S. Holders

        The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a "U.S. treaty beneficiary" is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (hereinafter referred to as the "Treaty") who is fully eligible for benefits under the Treaty.

        A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

  •
  the beneficial owner of the ADSs (and the dividends paid with respect thereto);

  •
  a U.S. holder (as defined below);

  •
  not also a resident of Germany for German tax purposes; and

  •
  not subject to, or in compliance with, the limitation on benefits restrictions (i.e., anti-treaty shopping article of the Treaty or German domestic rules) that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

  General Rules for the Taxation of Non-German Tax Resident Holders of ADSs.

        Non-German resident holders of ADSs are subject to German taxation with respect to certain German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holders of ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (dividend distributions of a corporate with a statutory seat and/or its place of central management in Germany). However, the repayment of capital contributions (Einlagenrückgewähr) for tax purposes is considered as reduction of the acquisition costs of the respective shares rather than as dividend payment (subject to proper tax declaration by the company in accordance with German tax law).

        The full amount of a dividend distributed by the company to a non-German resident holder is subject as a matter of principal to (final) German withholding tax at an aggregate rate of 26.375% (25% (corporate) income tax plus 5.5% solidarity surcharge thereon). The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company's general shareholders' meeting, or if such date is not specified, the day after such general shareholders' meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

        German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by the German dividend disbursing agent. The disbursing agent is

  (i)
  the German credit institution or financial services institution (including the German branch of a foreign enterprise) or

  (ii)
  a German securities trading enterprise or

  (iii)
  a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz))

that

  (a)
  holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or

  (b)
  disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or

  (c)
  disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

        Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance, dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (€100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of €85 (85% of the declared dividend) following the refund of the excess withholding. However, such a refund is subject to the German anti-avoidance treaty shopping rule (as described below in section "—Withholding Tax Refund for U.S. Treaty Beneficiaries").

        A reduced permitted German withholding tax rate of 5% would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10% of the voting shares of the dividend paying company.

        German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs.    Capital gains from the disposition of ADSs realized by a non-German tax resident holder who does not maintain a permanent establishment or other taxable presence in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the company's share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the company. If such holder had acquired the ADSs without consideration, the previous owner's holding period and quota would be taken into account when calculating the above holding period and the participation threshold.

        However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section "—Taxation of Non-German Resident U.S. Holders"). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and therefore will not be taxed on capital gains from the disposition of the ADSs.

        German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, including a German branch of a foreign enterprise, or a German securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as amended from time to time, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless that the holder of the ADSs does not provide evidence on its tax status as non-German tax resident.

        Withholding Tax Refund for U.S. Treaty Beneficiaries.    U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section "—Taxation of Non-German Resident U.S. Holders"). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, as previously discussed, investors should note that it is not free of risks how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company shall not have the right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they would have derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company's principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Furthermore, the European Court of Justice recently decided that the German anti-avoidance treaty shopping rule, as described before, is not in line with the requirements of the European Directive 2011/96EC (the European Parent Subsidiary Directive), as amended from time to time, but this decision will not directly affect non-European resident holders of shares. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and until the time of filing of this prospectus no published decisions of the German Federal Finance Court (Bundesfinanzhof) dealing with the interpretation of these tests exist.

        Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

  Income Taxation of German Tax Resident Holders

        This subsection provides an overview of general taxation principles applicable to the holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a residence (Wohnsitz) or his or her habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

        The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

        ADSs held as Private Assets (Privatvermögen).    If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer). The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver's tax-free allowance (Sparer-Pauschbetrag) of currently €801 for an individual or €1,602 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is not permitted.

        The withholding tax on capital income generally settles the income tax liability of the holder with respect to the capital income. However, private investors may request the application of their personal progressive income tax rate on the whole income from capital investments in a given year if this results in a lower tax liability. If this is the case, any tax withheld in access will be refunded during the personal income tax assessment procedure.

        Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60% of the capital gain resulting from the disposition are taxable at the holder's personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.

        ADSs held as Business Assets (Betriebsvermögen).    In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder's final (corporate or personal) income tax liability. To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

        With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95% exempt from corporate income tax, if the corporation holds at least 10% of the share capital in the company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are exempt from trade tax.

        Business expenses and capital losses actually incurred in connection with ADSs might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met. This concerns in particular expenses which are related to the disposition of ADSs.

        With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the personal progressive income tax rate of the holder of ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.

        Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

        Generally, a transfer of ADSs by a holder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, at the time of the transfer, actually or constructively together with related parties.

        However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 vol. II page 846, as amended by the Protocol of December 14, 1998 and as published on December 21, 2000, German Federal Law Gazette 2001 vol. II, page 65; the "Estate Tax Treaty") provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent's death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax paid in Germany, subject to certain limitations, in a case where the ADSs or ordinary shares are subject to German gift or inheritance tax and U.S. federal gift or estate tax.

Other German Taxes

        There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. holder on the acquisition, ownership, sale or other disposition of the ADSs.

Information and Reporting Requirements

        The Organization for Economic Co-Operation and Development released the Common Reporting Standard ("CRS") designed to create a global standard for the automatic exchange of financial account information, similar to the information to be reported under FATCA.

        Under the CRS and legislation enacted in Germany to implement the CRS, generally certain information needs to be disclosed about investors in the shares, the ultimate beneficial owners and/or controllers, and their investment in and returns from the shares.

        All prospective investors should consult with their own tax advisors regarding the tax consequences of their investment in the ADSs.

U.S. Taxation

        The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs by U.S. holders and is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. It does not provide a complete analysis of all potential tax considerations. For example, the opinion does not describe the effect of the U.S. federal estate and gift tax laws, the Foreign Account Tax Compliance Act (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or the effects of any foreign, state or local laws that may be applicable to a U.S. holder.

        For purposes of this opinion, a "U.S. holder" is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs.

        In general, a U.S. holder of ADSs should be treated as the owner of our ordinary shares for U.S. federal income tax purposes. U.S. holders should consult their own tax advisers concerning the tax consequences of converting ADSs to ordinary shares.

        Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company's ADSs in light of their particular circumstances. U.S. holders should also review the discussion under "—German Taxation of ADSs" for the German tax consequences to a U.S holder of the ownership of the ADSs.

Distributions

        Under the United States federal income tax laws, and subject to the PFIC rules (as discussed below under "—Additional United States Federal Income Tax Consequences—PFIC Rules"), the gross amount of any distribution of cash or property that is actually or constructively received by a U.S. holder with respect to its ADSs will be a dividend includible in gross income of a U.S. holder as ordinary dividend income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits for the taxable year of the distribution, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder's adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of the ADSs. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income should be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under "—Additional United States Federal Income Tax Consequences—PFIC Rules"), distributions paid by us with respect ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

        You must include the gross amount of any dividend payment with respect to the ADSs without reduction for German taxes withheld from the dividend payment even though you do not in fact receive the amount associated with the withheld German tax. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. We expect that dividends paid on the ADSs will not be eligible for the dividends-received deduction generally available to corporate U.S. holders.

        Subject to applicable limitations, some of which vary depending upon a U.S. holder's particular circumstances, German taxes withheld from dividends (net of any potential refunds described under "—German Taxation—Taxation of Non-German Resident U.S. Holders—Withholding Tax Refund for U.S. Treaty Beneficiaries") on the ADSs can be claimed as a credit against the U.S. holder's U.S.

federal income tax liability. For purposes of the U.S. foreign tax credit rules, dividends with respect to our ADS should constitute income from sources outside of the United States and should generally be passive income. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

        The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

  U.S. Taxation of Sale or Other Disposition

        Subject to the discussion below under "—Additional United States Federal Income Tax Consequences—PFIC Rules," a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. holder's tax basis in such ADSs. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, if a German withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective United States foreign tax credit benefits in respect of such German taxes. The deductibility of capital losses is subject to limitations.

        A U.S. holder that receives foreign currency on the sale or other disposition of ADSs will realize an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs are treated as being "traded on an established securities market." An accrual basis U.S. holder that does not elect to determine the amount realized using the exchange rate in effect on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the exchange rate in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the settlement date. If a U.S. holder receives foreign currency upon a sale or exchange of ADSs, gain or loss, if any, recognized on the settlement date or subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes and will not be eligible for the reduced tax rate applicable to long-term capital gains. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

  Redemption

        A redemption of ADSs by us will be treated as a sale of the redeemed ADSs by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under "—Distributions").

  Additional United States Federal Income Tax Consequences

        PFIC Rules.    Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of stock in a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable "look-through" rules, for any taxable year in which you held the ADSs: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. holder would be subject to special adverse tax rules with respect to (i) "excess distributions" received on the ADSs and (ii) any gain recognized upon a sale or other disposition (including a pledge) of the ADSs. A U.S. holder would be treated as if it had realized such gain and "excess distributions" ratably over its holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to "excess distributions" by a PFIC.

        With certain exceptions, a U.S. holder's ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder's holding period in for its ADSs, even if we are not currently a PFIC.

        Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

        In general, if a U.S. holder owns stock in a PFIC that is treated as "marketable stock," the U.S. holder may make a mark-to-market election. Stock will be marketable if they are "regularly traded" on a "qualified exchange" or other market within the meaning of applicable U.S. Treasury regulations, including the New York Stock Exchange. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs at the end of the taxable year over the U.S. holder's adjusted basis in its ADSs. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder's basis in the ADSs will be adjusted to reflect any such income or loss amounts recognized under these rules. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.

        A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

        U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in the ADSs and the elections discussed above.

        Information with Respect to Interests in PFICs.    If we are were to be treated as a PFIC, owners of the ADSs (including, potentially, indirect owners) would be required to file an information report, currently on IRS Form 8621, with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

        Information with Respect to Foreign Financial Assets.    Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to such assets on their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as any of the following, if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs. The understatement of income attributable to "specified foreign financial assets" in excess of U.S. $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties.

        Backup Withholding and Information Reporting.    Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs and proceeds from the sale or other disposition of the ADSs. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder's correct taxpayer identification number and complies with applicable certification requirements.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. holder's income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

UNDERWRITING

        Berenberg Capital Markets LLC, or Berenberg, is acting as book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated                , each underwriter named below has severally agreed to purchase, and we and the selling shareholder have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter's name.

Underwriters	Number of ADSs
Berenberg Capital Markets LLC

Total

        All the shares that we and the selling shareholder are offering will be represented by ADSs.

        The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to certain conditions precedent. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. Berenberg has advised us and the selling shareholder that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more ADSs than the total number set forth in the table above, the selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter's initial purchase commitment. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering.

        We, our current shareholders and Corning have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Berenberg, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares. Berenberg in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. The members of our management board and our supervisory board have not signed lockup agreements because they do not hold any equity securities in our company as of the date of this prospectus.

        Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations among us, the selling shareholder and Berenberg. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs will develop and continue after this offering.

        We have applied to have the ADSs listed on the New York Stock Exchange under the symbol "VIAO".

        The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Paid by Via Optronics		Paid by Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per ADS	$	$	$	$
Total	$	$	$	$

        We will pay a private placement fee to Berenberg in respect of the concurrent private placement equal to 2% of the aggregate purchase price paid by Corning.

        To meet German law requirements, Berenberg initially subscribed, in its own name but for the account of the underwriters, for all shares underlying the ADSs to be sold by us in the offering at an initial subscription price per share equal to the nominal value per share. The subscription price will be credited against the amount due from the underwriters at closing.

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering.

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  "Covered" short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters' over-allotment option.

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  "Naked" short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters' over-allotment option.

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  Covering transactions involve purchases of ADSs either pursuant to the underwriters' over-allotment option or in the open market in order to cover short positions.

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  To close a naked short position, the underwriters must purchase ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase ADSs in the open market or must exercise the over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time engaged and may in the future, engage in transactions with and perform services for us, and our affiliates, in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area an offer of ADSs described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

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  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

        The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

        The EEA selling restriction is in addition to any other selling restrictions set out in this document.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France (offre au public de titres financiers) within the meaning of Regulation (EU) 2017/1129. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the ADSs to the public in France.

        Such offers, sales and distributions will be made in France only:

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  to qualified investors (investisseurs qualifiés) as defined by article 2e of Regulation (EU) 2017/1129 and/or to a restricted circle of investors (cercle restreint d'investisseurs), investing for their own account, as defined in, and in accordance with, article L.411-2 of the French Code monétaire et financier.

        The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1 and L.411-2 of the French Code monétaire et financier and applicable regulations thereunder.

Notice to Prospective Investors in Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

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  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

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  shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

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  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with

ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

            (i)  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

           (ii)  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

          (iii)  a person associated with the company under section 708(12) of the Corporations Act; or

          (iv)  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

          (b)   you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

 EXPENSES RELATED TO THIS OFFERING

        The following table sets forth the main expenses we and the selling shareholder will be required to pay in connection with this offering, other than the underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee, the NYSE listing fee and the FINRA filing fee:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees		*
Depositary expenses		*
Other fees and expenses		*

Total	$	*

*
To be completed by amendment.

LEGAL MATTERS

        The validity of the shares and the ADSs with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for us by Dechert LLP, our German and U.S. counsel. Certain legal matters with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for the underwriters by Cooley (UK) LLP, U.S. counsel for the underwriters.

EXPERTS

        The consolidated financial statements of VIA optronics AG as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm with offices at Am Tullnaupark 8, 90402, Nuremberg, Germany, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        We are organized as a German stock corporation (Aktiengesellschaft or AG), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon VIA optronics AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against VIA optronics AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against VIA optronics AG or the members of its management board and supervisory board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related Registration Statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the Registration Statement, summarizes material provisions of contracts and other documents included in the Registration Statement. Since this prospectus does not contain all of the information contained in the Registration Statement, you should read the Registration Statement and its exhibits and schedules for further information with respect to us and the ADSs.

        Immediately upon the effectiveness of the Registration Statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2020 and for all subsequent years will be due within four months after fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our management board and supervisory board and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        You may review and copy the Registration Statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Report of Independent Registered Public Accounting Firm

To the Management Board of VIA optronics AG

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of VIA optronics AG (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

Restatement of 2018 Financial Statements

        As discussed in Note 2.4 to the consolidated financial statements, the 2018 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OLIVER SIEGER Wirtschaftsprüfer (German Public Auditor)	/s/ JENDRIK THIES Wirtschaftsprüfer (German Public Auditor)

Ernst & Young Wirtschaftprüfungsgesellschaft

We have served as the Company's auditor since 2015.

Nuremberg, Germany
June 25, 2020

VIA optronics AG

Consolidated Statements of Financial Position

December 31, 2019 and 2018

EUR	Note	12/31/2019	12/31/2018
Assets
Non-current assets		24,935,283	18,239,927

Intangible assets	6	6,033,571	6,126,567
Property and equipment	7	18,576,268	10,026,881
Other financial assets		156,757	148,628
Deferred tax assets	21	168,687	1,937,851
Current assets		56,724,662	62,331,333

Inventories	8	14,485,822	20,479,146
Trade accounts receivables	9	25,224,456	28,348,708
Current tax assets	21	75,923	33,775
Other financial assets		—	98,965
Other non-financial assets	10	7,603,338	3,427,555
Cash and cash equivalents		9,335,123	9,943,184

Total assets		81,659,945	80,571,260

Equity and liabilities
Equity attributable to equity holders of the parent		800,620	12,428,410

Share capital	5	3,000,000	—
Subscribed capital	5	—	73,327
Capital reserve	5	4,169,843	6,996,516
(Accumulated Deficit) / Retained earnings		(6,331,002)	5,428,182
Currency translation reserve		(38,220)	(69,615)
Non-controlling interests		281,658	1,794,790

Total Equity		1,082,278	14,223,200

Non-current liabilities		12,452,059	5,267,693

Loans	11	2,797,277	3,111,482
Provisions	12	134,476	132,333
Lease liabilities	15	8,816,494	—
Deferred tax liabilities	21	703,812	2,023,878
Current liabilities		68,125,609	61,080,367

Loans	11	28,648,651	27,393,564
Trade accounts payable		24,147,955	24,575,369
Current tax liabilities	21	255,221	802,321
Provisions	12	1,993,834	2,164,951
Lease liabilities	15	3,155,469	—
Other financial liabilities	13	5,837,124	3,474,752
Other non-financial liabilities	14	4,087,355	2,669,410

Total equity and liabilities		81,659,945	80,571,260

Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

for the years ended December 31, 2019, 2018 and 2017

EUR	Note	2019	Restated 2018	2017
Revenue	17	137,231,335	171,678,894	131,031,411
Cost of sales	18	(127,209,624)	(149,873,374)	(113,231,512)

Gross profit		10,021,711	21,805,520	17,799,899

Selling expenses	18	(4,252,062)	(4,295,235)	(3,734,930)
General administrative expenses	18	(13,197,135)	(13,266,631)	(7,988,490)
Research and development expenses	18	(2,490,259)	(1,336,840)	(797,999)
Other operating income	19	2,358,997	5,022,477	5,892,131
Other operating expenses	19	(3,415,143)	(3,031,280)	(5,859,526)

Operating (loss)/income		(10,973,891)	4,898,011	5,311,085

Financial result	20	(1,642,182)	(1,141,591)	(696,010)

(Loss)/Profit before tax		(12,616,073)	3,756,420	4,615,075

Income tax expense	21	(741,565)	(378,110)	(1,261,535)

Net (loss)/profit		(13,357,637)	3,378,310	3,353,540

Which is attributable to:
Owners of the company		(11,759,184)	3,959,134	3,353,540
Non-controlling interests		(1,598,453)	(580,824)	—
Other comprehensive income / (loss):
Exchange differences on translation of foreign operations		116,717	23,309	(165,036)

Comprehensive (loss)/income		(13,240,920)	3,401,619	3,188,504

Which is attributable to:
Owners of the company		(11,727,788)	3,910,914	3,188,504
Non-controlling interests		(1,513,132)	(509,295)	—

Consolidated Statements of Cash Flows

for the years ended December 31, 2019, 2018 and 2017

EUR	2019	2018	2017
Cash flows from operating activities
Net (loss) / profit	(13,357,637)	3,378,310	3,353,540
Adjustments for:
—Depreciation of property and equipment	4,907,832	2,116,496	407,170
—Amortization of intangible assets	1,629,196	1,095,954	134,897
—Impairment loss on trade receivables	284,758	169,012	67,808
—Financial result	1,642,182	1,141,591	696,010
—Gain from a bargain purchase	—	(2,992,660)	—
—Foreign currency effect	527,879	178,003	(502,780)
—Income tax expense	741,565	378,110	1,261,535

Changes in:
—Inventories	5,993,324	1,344,330	(15,483,667)
—Trade accounts receivables and other assets	(1,287,603)	(15,701,254)	509,130
—Prepayments	295,696	(673,275)	363,652
—Trade accounts payable and other liabilities	4,887,316	(633,895)	6,891,676
—Provisions	(168,975)	475,700	1,661,749
—Current and deferred income taxes	406,924	3,624,634	(239,423)

Income taxes paid	(1,246,492)	(2,804,510)	(1,162,434)

Net cash provided by (used in) operating activities	5,255,966	(8,903,454)	(2,041,137)

Cash flow from investing activities
Interest received	—	—	2,576
Acquisition of a subsidiary, net of cash acquired	—	(1,286,356)	—
Acquisition of property and equipment	(1,536,200)	(2,374,230)	(1,055,326)
Acquisition of intangible assets	(1,554,787)	(161,236)	(113,814)

Net cash used in investing activities	(3,090,987)	(3,821,822)	(1,166,564)

Cash flow from financing activities
Proceeds from issue of share capital	100,000	—	—
Interest paid	(1,584,082)	(697,245)	(641,712)
Proceeds from loans and borrowings	59,368,855	57,975,438	28,048,840
Repayment loans and borrowings	(58,931,938)	(41,284,325)	(23,655,058)
Payment of lease liabilities	(1,748,088)	—	—
Net cash provided by (used in) financing activities	(2,795,254)	15,993,868	3,752,070

Net (decrease) / increase in cash and cash equivalents	(630,274)	3,268,592	544,369
Cash and cash equivalents at January 1	9,943,184	6,623,477	5,772,012
Foreign currency effect	22,213	51,115	307,096

Cash and cash equivalents at December 31	9,335,123	9,943,184	6,623,477

Consolidated Statements of Changes in Equity

for the years ended December 31, 2019, 2018 and 2017

	Equity attributable to owners of the company
							Non- controlling interests
				(Accumulated deficit) / Retained earnings
	Share capital	Subscribed capital	Capital reserve		Currency translation reserve
						Total	Total	Total
	EUR	EUR	EUR	EUR	EUR	EUR	EUR
January 1, 2017	—	73,327	6,996,516	(1,797,619)	143,641	5,415,865	—	5,415,865

Net profit	—	—	—	3,353,540	—	3,353,540	—	3,353,540
Foreign currency translation effect	—	—	—	—	(165,036)	(165,036)	—	(165,036)

Total comprehensive income	—	—	—	3,353,540	(165,036)	3,188,504	—	3,188,504

December 31, 2017	—	73,327	6,996,516	1,555,921	(21,395)	8,604,369	—	8,604,369

Effect of adoption of new accounting standards	—	—	—	(86,873)	—	(86,873)	—	(86,873)
January 1, 2018	—	73,327	6,996,516	1,469,048	(21,395)	8,517,496	—	8,517,496

Net profit / (loss)	—	—	—	3,959,134	—	3,959,134	(580,824)	3,378,310
Foreign currency translation effect	—	—	—	—	(48,220)	(48,220)	71,529	23,309

Total comprehensive income	—	—	—	3,959,134	(48,220)	3,910,914	(509,296)	3,401,619

Non-controlling interests arising on a business combination	—	—	—	—	—	—	2,304,085	2,304,085

December 31, 2018	—	73,327	6,996,516	5,428,182	(69,615)	12,428,410	1,794,790	14,223,200

Net (loss)	—	—	—	(11,759,184)	—	(11,759,184)	(1,598,453)	(13,357,637)
Foreign currency translation effect	—	—	—	—	31,396	31,396	85,322	116,717

Total comprehensive income	—	—	—	(11,759,184)	31,396	(11,727,788)	(1,513,132)	(13,240,920)

Issue of share capital upon formation (Note 5)	100,000	—	—	—	—	100,000	—	100,000
Effect of contribution in kind (Note 5)	2,900,000	(73,327)	(2,826,673)	—	—	—	—	—

December 31, 2019	3,000,000	—	4,169,843	(6,331,002)	(38,220)	800,621	281,658	1,082,279

VIA optronics AG

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

1. Corporate information

        VIA optronics AG (the "Company" or "VIA") together with its subsidiaries (the "Group" or "VIA Group") is a leading provider of enhanced display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. See Note 5 regarding the corporate reorganization in 2019.

        The Company's technology is particularly well-suited for demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA's solutions combine VIA's expertise in integrated display head assembly and proprietary bonding technologies. VIA's portfolio of offerings enables thin display designs and high optical clarity, which decreases power consumption and increases readability. The Company provides a broad range of customized display solutions across a broad range of display sizes, including curved display panels and solutions integrating multiple displays under one cover lens. Furthermore, beginning in 2018, VIA engages in the production of metal mesh touch sensor technology and electrode base film.

        The Company is registered in the commercial register of the local court (Amtsgericht) of Nuremberg under HRB 36200 and has its registered seat in Nuremberg, Germany.

        VIA maintains production facilities in Germany, China and Japan. Through its subsidiaries, VIA maintains and operates sales offices in Taiwan and the United States. As of December 31, 2019, subsidiaries included in the consolidated financial statements are as follows:

  •
  VIA optronics GmbH, Schwarzenbruck, Germany

  •
  VIA optronics LLC, Orlando, Florida, USA (hereafter referred to as "VIA LLC")

  •
  VIA optronics (Suzhou) Co., Ltd., Suzhou, China (hereafter referred to as "VIA Suzhou")

  •
  VTS-Touchsensor Co., Ltd., Higashi Omi, Japan (hereafter referred to as "VTS") (see Note 2.3, Business Combination and Goodwill)

  •
  VIA optronics (Taiwan) Ltd., Taipei, Taiwan (hereafter referred to as "VIA Taiwan")

        The financial year of all Group entities corresponds to the calendar year.

        VIA is a subsidiary of Integrated Micro-Electronics, Inc, ("IMI") a Philippines-based Company. IMI is part of Ayala Group which is a publicly listed entity in the Philippines. The ultimate parent company is Mermac Inc., a Philippines-based company. VIA is owned 76% by IMI and 24% by Jürgen Eichner (CEO and founder). The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities").

2. Significant accounting policies

2.1   Basis of preparation

        The consolidated financial statements of the VIA Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        All amounts in the consolidated financial statements are reported in Euro ("EUR"), except where otherwise stated.

        The Group presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification. An asset is current when it is: expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.

        The consolidated statements of operations and other comprehensive income (loss) have been prepared using the cost of sales method under IFRS. The financial statements have been prepared on a historical cost basis.

        The consolidated financial statements were authorized by the members of the Management Board on June 25, 2020.

2.2   Basis of consolidation

        The consolidated financial statements incorporate the assets and liabilities and the results of operations and cash flows of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

2.3   Business Combination and Goodwill

        The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in general administrative expenses.

        When the Group acquires a business, it assesses the identifiable financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

        Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

excess of the fair value of net assets acquired over the aggregate consideration transferred, then a bargain purchase gain is recognized in the statement of operations.

        After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

2.4   Restatement of prior year

        The 2018 consolidated statement of operations and other comprehensive income (loss) has been corrected by restating production-related costs of TEUR 1,221 from General administrative expenses to Cost of sales within the Sensor Technologies segment. The effect of this restatement impacts the year ended December 31, 2018 and is as follows:

	As Reported	Restated
Cost of sales	148,651,889	149,873,374
Gross profit	23,027,005	21,805,520
General administrative expenses	14,488,116	13,266,631

        Additionally, the Sensor Technologies column and related totals for gross profit in Note 23 Segments, for the year ended December 31, 2018, have also been restated to reflect this correction as follows:

	Sensor Technologies	Total Segments	Consolidated Total
Gross profit (As Reported)	2,344,955	22,802,546	23,027,005
Gross profit (Restated)	1,123,471	21,581,062	21,805,520

2.5   Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these financial statements are set out below.

2.5.1  Fair value measurement

        Fair value is a market-based measurement. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements there are three levels of the fair value hierarchy:

  •
  Level 1—Inputs use quoted prices in active markets for identical assets or liabilities

  •
  Level 2—Inputs are inputs, other than quoted prices included within Level 1, which are observable either directly or indirectly

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

  •
  Level 3—Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

2.5.2  Revenue from contracts with customers

        The Group generates revenue from the production and sale of enhanced display solutions using optical bonding technology and of metal mesh touch sensors. VIA provides optical bonding on either a consignment basis (meaning its customer directly sources all of the necessary product components and the Group applies its patented MaxVU bonding process to assemble such components) or a full service basis (meaning the Group will source the necessary product components and perform the related optical bonding) and R&D engineering services. In the sensor technologies segment, the Group focuses on the development, production and sale of metal mesh touch sensors and the development of other sensor components and technologies that can be incorporated into the Group's integrated display solutions. A small portion of the Group's revenues is derived from licenses for its MaxVU optical bonding processes and sales of related bonding equipment to select customers; together these comprised less than 2.3% of the Group's revenues for 2019, 2018 and 2017.

        Although there are several components which are used in the bonding process, these components are highly integrated in a way that the customer cannot benefit from either the bonding service or the components used in the bonding process independent from each other. As a result, the fully bonded display is a separate performance obligation both under the consignment model as well as the full service model.

        The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated (e.g., warranty). Based on a detailed evaluation (e.g. whether warranties provided are service-type warranties), the Group evaluated that these promises are not separate performance obligations. Therefore, no portion of the transaction price needs to be allocated to those promises.

        Under certain contracts performed on a full service basis, Group entities source components such as displays from either the customer or suppliers of the customer. The Group evaluated whether payments for such components are considered payables to customers and concluded that those payments are in exchange for a distinct good. Therefore, such payments are classified to cost of sales in the consolidated statements of operations and other comprehensive income (loss).

        Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

        For optical bonding services performed under the consignment model, revenue is recognized at a point in time based on the fact that the assets created have alternative use to the Group entities. This is when the enhancement process is finalized, the customer removes the enhanced products from the consignment stock and is invoiced, according to contract.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        For the sale of products under the full service model, revenue is recognized at a point in time when control of the products are transferred to the customers, generally on delivery of the products.

        For R&D engineering services, revenue is recognized over-time as the customer simultaneously receives and consumes the benefits provided by the Group's performance completed to date.

Contract balances

Contract assets

        A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

        Contract assets are subject to impairment assessment. Refer to Note 2.5.11.

Trade accounts receivable

        A receivable is recognized when an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). See Note 2.5.8 for accounting policies of financial assets.

Contract liabilities

        A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract. See note 3,1.

2.5.3  Taxes

        Income tax expense comprises current and deferred tax and is recognized in profit or loss except to the extent that it arises from a business combination, or items recognized directly in equity or other comprehensive income (OCI).

        Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted in the countries in which the Group operates at the reporting date. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

        Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

        Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that they are recoverable.

        The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities and applying the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

2.5.4  Foreign currencies

Functional and presentation currency

        The Group's consolidated financial statements are presented in Euros, which is also the parent company's functional currency. The Group determines the functional currency for each entity and the respective financial statements are measured using that functional currency.

Transactions and balances

        Transactions in foreign currencies are translated into the respective functional currencies of Group companies using the exchange rates at the dates the transaction first qualifies for recognition.

        Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statements of operations.

Foreign currency translation

        Upon consolidation, the assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date and the consolidated statements of operations and other comprehensive income (loss) are translated at the average rates. The exchange differences arising on translation for consolidation are recognized in OCI. Upon disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to the statement of operations.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        A summary of exchange rates to the Euro for currencies in which the Group operates is as follows:

(€1 equals)	Average rates for the year ending Dec. 31 2019	Spot rates at Dec. 31 2019
USD	1.1175	1.1234
CNY	7.7487	7.8205
JPY	121.5518	121.9400
TWD	34.5837	33.6811

(€1 equals)	Average rates for the year ending Dec. 31 2018	Spot rates at Dec. 31 2018
USD	1.1816	1.1450
CNY	7.8074	7.8751
JPY	130.4618	125.8500

(€1 equals)	Average rates for the year ending Dec. 31 2017	Spot rates at Dec. 31 2017
USD	1.1297	1.1993
CNY	7.6290	7.8044

2.5.5  Property and equipment

        Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Evaluation of impairment of non-financial assets is described in 2.5.10.

        Cost includes expenditures that are directly attributable to the acquisition of the asset or self-constructed assets in addition to any costs incurred in order to bring the assets into operating condition. The cost of an item of property and equipment includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located to the extent there is an obligation to do so. An asset retirement obligation for such costs is recorded upon acquisition. The costs for dismantling and removing are recognized and measured in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

        The Group has recognized asset retirement obligations to return certain of the Group's premises to their original condition.

        Property and equipment are depreciated to their estimated residual values using the straight-line method over their estimated useful lives. The depreciation is recognized in the statements of operations.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        Estimated useful lives are as follows:

Estimated useful lives of property and equipment

Years
Technical equipment and machinery	3 - 13
Factory, office and other equipment	3 - 13

        Gains or losses on disposal of property and equipment are recognized in the statements of operations.

        Repairs and maintenance are expensed as incurred.

        Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

2.5.6  Leases

Policy applicable after IFRS 16 adoption

        The Group assesses at inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

        This policy is applied to contracts entered into, on or after January 1, 2019, as well as those existing as of this date and which were previously identified as leases. See 3.1 for additional information on the effect of IFRS 16 adoption.

Group as a lessee

        The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

        The Group recognizes a right-of-use asset at the lease commencement date. Right-of-use assets are initially measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Rights-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	3 - 10
Factory, office and other equipment	3

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Refer to 2.5.10 Impairment of non-financial assets.

        If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

        The Group presents right-of-use assets in 'property and equipment' in the statement of financial position.

Lease liability

        The lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

        The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

        Lease payments included in the measurement of the lease liability comprise the following:

  •
  Fixed payments, including in-substance fixed payments;

  •
  Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  •
  Amounts expected to be payable under a residual value guarantee; and

  •
  The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

        The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

        When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount for the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

        The Group applies the short-term lease recognition exemption to leases for IT equipment with an initial lease term of 12 months or less. It also applies the low-value assets recognition exemption to

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

leases of equipment considered to be low value. For these leases, expense is recognized on a straight-line basis over the lease term.

Extension options

        Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group re-assesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Policy applicable before IFRS 16 adoption

        At the inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The classification of leases is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee.

        A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership and otherwise is an operating lease.

        The leased assets are measured initially at an amount equal to the lower of the fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset or depreciated over the shorter of the lease term and its useful life.

        Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability and are allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

        Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

2.5.7  Intangible Assets

        Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

        Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

        Intangible assets are amortized using the straight-line method over their estimated useful lives. The amortization is recognized in profit or loss.

        The Group had no development expenditures that met the requirements for capitalization and thus none have been capitalized. The Group does not have any intangible assets with indefinite useful lives.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        Estimated useful lives are as follows:

Estimated useful lives of intangible assets

Years
Customer relationships	5
Software and Patents	5
Licenses	2

        Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted, if appropriate.

2.5.8  Financial Instruments

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

        Until December 31, 2017, financial instruments were accounted under IAS 39. Beginning January 1, 2018, IFRS 9 (Financial instruments) was applied.

        For the change in accounting for the financial assets and liabilities based on the adoption of IFRS 9, refer to 3.1.

Financial assets

Initial recognition and measurement

        Under IFRS 9 financial assets are classified, at initial recognition at amortized cost, fair value through other comprehensive income (OCI), or fair value through profit or loss. All of the Group's financial assets are measured at amortized cost as the financial assets' contractual cash flows give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding and as the business model of the Group is to collect contractual cash flows. Generally, the Group initially measures a financial asset at its fair value plus transaction costs. Trade receivables do not contain significant a significant financing component and are measured at the transaction price in accordance with 2.5.2 Revenue from contracts with customers.

Subsequent measurement

        For subsequent measurement, financial assets are measured at amortized cost, measured using the effective interest method and are subject to impairment. The Group's financial assets at amortized cost include trade accounts receivable and other financial assets (current and non-current), as well as cash and cash equivalents. Gains and losses are recognized in the statements of operations when the asset is derecognized, modified or impaired.

Derecognition

        A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

Financial liabilities

        The Group's financial liabilities include trade and other payables as well as loans and borrowings, including bank overdrafts.

Initial recognition and measurement

        Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss or as financial liabilities at amortized cost. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

        After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statements of operations when the liabilities are derecognized as well as through the amortization process. Payables are recognized at the amount expected to settle or discharge the liability.

Derecognition

        A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

2.5.9  Inventories

        Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity.

        Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs to make the sale.

2.5.10  Impairment of non-financial assets

        At each reporting date, the Group reviews the carrying amounts of its non-financial assets (property and equipment, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

        For impairment testing, assets within the scope of IAS 36 are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs ("cash-generating units").

        The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

        An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

        Impairment losses are recognized in the statements of operations. They are allocated to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

        An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.5.11  Impairment of financial assets

        Until December 31, 2017, IAS 39 was applied (see Note 2.5.8), using the following accounting policies for the impairment of financial assets.

        A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. Objective evidence indicates that a loss event has occurred that had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

        Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, and indications that a debtor or issuer will enter bankruptcy.

        An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the entity determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

        Beginning January 1, 2018, the following accounting policy was applied in accordance with IFRS 9 (Financial instruments—see section 2.5.8).

        The Group recognizes loss allowances for expected credit losses (ECLs) for financial assets measured at amortized cost under the general approach of IFRS 9. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

        For trade receivables (and contract assets) the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        For bank deposits and other financial receivables not classified as fair value through profit or loss the general approach of IFRS 9 is used.

        The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.5.12  Cash and cash equivalents

        Cash and cash equivalents represent cash at banks, cash on hand and short-term deposits with original maturities of three months or less from the date of acquisition.

        Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5.13  Provisions

        A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

        A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty experience and a weighting of possible outcomes against their associated probabilities.

        For several leased buildings, the Group has installed leasehold improvements primarily related to cleanrooms and a provision related to the asset retirement obligation has been recognized (see Note 2.5.5).

2.5.14  Pensions and other post-employment benefits

        Pensions and similar obligations relate to the Group's statutory pension obligations for defined contribution plans. Obligations for contributions to defined contribution plans are recognized as an expense in the statements of operations. The Group has no defined benefit plans.

2.5.15  Segments

        Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. Prior to the financial year 2018, the Group only had one operating segment, "Display Solutions". Since the acquisition of VTS in 2018 the Group reports two operating segments, "Display Solutions" and "Sensor Technologies". No operating segments have been aggregated to form the reportable segments.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

2. Significant accounting policies (Continued)

        Although Display Solutions includes a number of different applications for optical bonding services, the process, customers and economic characteristics are similar. The Display Solutions facilities have the capability of serving both the consignment and full service models.

        The acquisition of VTS (see Note 5) provided a horizontal extension of the value chain, but its operations are not significantly interrelated to other group entities. Therefore, the Group has a new operating segment which is separately reviewed by the CODM. The segment Sensor Technologies engages in the production of metal mesh touch sensor technology and electrode base film.

        The CODM monitors the operating results of its segments separately for the purpose of making decisions regarding resource allocation and performance assessment. Segment performance is evaluated based on revenue, gross profit, EBITDA and net profit (loss). Segment performance is not evaluated based on the measures of Operating income (loss) and Depreciation and amortization, which are presented in the tables below to reconcile gross profit to EBITDA.

        No inter-segment supply of goods occurred during the reporting period. Inter-segment services provided included handling/management fee from the segment "Display Solutions" to the segment "Sensor Technologies".

        The Group defines segment assets, segment liabilities and capital expenditure, as the total assets, total liabilities, and total capital expenditure relating to the specific operating segment of the Group.

2.5.16  Related parties

        Related parties are members of the Group's supervisory board, executive officers, key management personnel or holders of more than 20% of its shares. The key management personnel according to IAS 24 are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including director of the Group. As of December 31, 2019, 2018 and 2017, the shareholders are IMI and Jürgen Eichner who own 76% and 24% of VIA, respectively. The ultimate parent company is Mermac Inc., a Philippines-based Company.

3. Accounting Standards

3.1   Initial application of financial reporting standards issued by the IASB

        The Group adopted IFRS 16 as of January 1, 2019 as well as IFRS 9 and IFRS 15 as of January 1, 2018. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

IFRS 16—Leases

        IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

        As of January 1, 2019, VIA Group initially applied IFRS 16 using the modified retrospective approach. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient to not reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Group applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. No adjustment to the opening balance of retained earnings at January 1, 2019 was required with no restatement of comparative information.

VIA Group as a lessee

        VIA Group primarily leases offices, factory facilities and vehicles.

        As a lessee, VIA Group previously classified leases as either operating or finance leases. Refer to Note 2.5.6 for the accounting policy prior to IFRS 16 adoption. Upon adoption, VIA Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term and leases of low value assets

Transition

        Previously, VIA Group classified all of its leases as operating leases under IAS 17. Some leases include an option to renew the lease for an additional time period after the end of the non-cancellable period.

        At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

        The Group applied the following available practical expedients:

  •
  Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

  •
  Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

  •
  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impacts on transition

        Upon transition to IFRS 16, the Group recognized additional lease liabilities and additional right-of-use assets at an amount equal to the lease liability. No differences were recognized in retained earnings at transition. The impact on transition is summarized below.

EUR	1/1/2019
Right-of-use assets presented in property and equipment	11,825,810
Lease liabilities	11,825,810

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

        Due to the recognition of corresponding lease liabilities and right-of-use assets, taxable and deductible temporary differences arise, accordingly, deferred tax assets and liabilities have been recognized on those differences.

        When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate as of January 1, 2019. The weighted average rate applied is 2.1%. The lease liabilities as at January 1, 2019 are reconciled to the operating lease commitments as of December 31, 2018 as follows:

EUR	01/01/2019
Operating lease commitment as at December 31, 2018	6,885,912
Less: Discounting of operating lease commitments	(358,049)
Discounted operating lease commitments using the incremental borrowing rate as at January 1, 2019	6,527,863
Less:
Commitments relating to short-term leases	(4,734)
Commitments relating to leases of low-value assets	(15,537)
Add:
Discounted payments in optional extension periods not as at December 31, 2018	5,318,218
Lease liabilities as at January 1, 2019	11,825,810

Impacts for the period

        As a result of applying IFRS 16, in relation to those leases, VIA Group has recognized depreciation and interest expense, instead of operating lease expense. During the financial year 2019, VIA Group recognized TEUR 1,869 of depreciation charges and TEUR 227 of interest expense from these leases.

IFRIC 23—Uncertainty over Income Tax Treatments

        This interpretation clarifies to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. This interpretation does not have an impact on the consolidated financial statements. It clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Group is consistently analyzing its income tax positions. As far as it is not probable that a tax treatment is accepted by taxation authorities, the Group is considering the effect on current and deferred income taxes, based on an estimation of the most likely amount or the expected value. The estimated effect may change due to discussions with the tax authorities, new tax legislation or new tax jurisdiction.

IFRS 9—Financial Instruments

        IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

        The Group applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Group has not restated the comparative information for 2017, which continues to be reported under IAS 39. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings as at January 1, 2018.

in EUR	1/1/2018
Assets
Decrease in trade accounts receivable	(118,455)
Total assets	(118,455)

Liabilities
Decrease in deferred tax liabilities	31,581
Total liabilities	31,581

Total adjustments to equity:	86,873
Decrease in retained earnings	86,873

        The nature of the adjustment for trade accounts receivable is as follows:

Classification and measurement

        Under IFRS 9, debt instruments are subsequently measured at fair value through profit or loss, amortized cost, or fair value through OCI. The classification is based on two criteria: the Group's business model for managing the assets; and whether the instruments' contractual cash flows represent 'solely payments of principal and interest' on the principal amount outstanding.

        The assessment of the Group's business model was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

        The classification and measurement requirements of IFRS 9 did not have a significant impact to the Group.

        The following are the changes in the classification of the Group's financial assets:

        Trade accounts receivable are classified as Loans and receivables under IAS 39 as at December 31, 2017 are held to collect contractual cash flows and give rise to cash flows representing solely payments

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

of principal and interest. These are classified and measured as Debt instruments at amortized cost under IFRS 9 beginning January 1, 2018 as follows:

in EUR		Amortized cost
IAS 39 Measurement categories
Loans and receivables
Trade accounts receivable*	14,046,223	13,927,778

		13,927,778

*
The change in carrying amount is a result of additional ECL (expected credit loss) impairment allowance. See the discussion on impairment below.

        The Group has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement for the Group's financial liabilities.

Impairment

        The adoption of IFRS 9 has fundamentally changed the Group's accounting for impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Group to recognize an allowance for ECLs for all debt instruments not held at fair value through profit or loss.

        Upon adoption of IFRS 9 the Group recognized additional impairment on the Group's trade accounts receivable of EUR 118,455, which resulted in a decrease in retained earnings of EUR 118,455 as at January 1, 2018.

        The reconciliation of the impairment allowances in accordance with IAS 39 as of December 31, 2017 to the opening loss allowances determined in accordance with IFRS 9 as of January 1, 2018 was as follows:

in EUR	Allowance for impairment under IAS 39 as at December 31, 2017	Remeasurement through retained earnings	ECL under IFRS 9 as at January 1, 2018
Loans and receivables under IAS 39 / IFRS 9	67,808	118,455	186,263

	67,808	118,455	186,263

        IAS 1,82(ba) requires that the statements of operations and other comprehensive income (loss) includes line items that present the impairment losses (including reversals of impairment losses or impairment gains) determined in accordance with IFRS 9. The Group did not present its impairment losses determined in accordance with IFRS 9 separately in the statements of operations as the amounts are not considered material. As of December 31, 2018 and 2017, the Group classified the impairment of trade receivables in other expenses.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

Other adjustments

        In addition to the adjustments described above, related deferred taxes were adjusted to retained earnings upon adoption of IFRS 9 as at January 1, 2018.

IFRS 15—Revenue from contracts with customers

        IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model that applies to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

        The Group exercises judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with its customers. The new standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires additional disclosures.

        The Group adopted IFRS 15 using the modified retrospective method as of January 1, 2018. The Group elected to apply the standard to all contracts as at January 1, 2018.

        The adoption of IFRS 15 did not result in a material impact on the Group's consolidated financial statements. Therefore, no adjustment to retained earnings as of January 1, 2018 was required.

Advances received from customers

        Before the adoption of IFRS 15, the Group presented advances received from customers as deferred revenue in the statement of financial position in Other current financial liabilities. Under IFRS 15, the Group reclassified TEUR 711 from deferred revenue (current) to contract liabilities (current) as at January 1, 2018. As at December 31, 2018, IFRS 15 contract liabilities decreased to TEUR 38 (see Note 14).

        The impact of adopting IFRS 15 on the Group's statement of financial position as at January 1, 2018 was as follows:

	Amounts prepared under
in EUR	IFRS 15 January 1, 2018	Previous IFRS December 31, 2017	Increase/ (decrease)
Other non-financial liabilities (current)
Contract liabilities	711,702	—	711,702
Deferred revenue		711,702	(711,702)

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

3. Accounting Standards (Continued)

3.2   Standards issued but not yet effective

        The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standard/Interpretation	Effective date	Subject of Standard/ Interpretation or amendment	Expected impact on the VIA Group
Definition of a Business (Amendments to IFRS 3	01.01.2020	The amendment clarifies the minimum requirements for a business and changes several aspects of the standard. New illustrative examples were provided along with the amendments.	This clarification is not expected to have a material impact on the consolidated financial statements.
Definition of Material (Amendments to IAS 1 and 8)	01.01.2020	The amendments align the definition of 'material' across the standards and to clarifies certain aspects of the definition.	This clarification is not expected to have a material impact on the consolidated financial statements.
Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	01.01.2020

Clarifies whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current in the statement of financial position.

			This clarification is not expected to have a material impact on the consolidated financial statements.
Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform	01.01.2020	Provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform.	This clarification is not expected to have a material impact on the consolidated financial statements.
Amendments to References to the Conceptual Framework in IFRS Standards	01.01.2020	Updates various IFRS standards for references to and quotes from the Conceptual Framework or indicates which version of the framework is being referenced.	This clarification is not expected to have a material impact on the consolidated financial statements.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

4. Significant accounting judgements, estimates and assumptions

        In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

        Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

        Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements as well as the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined as follows.

4.1   Revenue from contracts with customers

Principal versus agent considerations

        The Group enters into contracts with certain of its customers to acquire, on their behalf, displays produced by third-party suppliers. Under these contracts, the Group provides procurement services. The Group determined that it does control the goods before they are transferred to customers, and it does have the ability to direct the use of the displays or obtain benefits from the displays. The following factors indicate that the Group does control the goods before they are being transferred to customers. Therefore, the Group determined that it is principal in these contracts.

  •
  The Group is primarily responsible for fulfilling the promise to provide the specified displays

  •
  The Group has inventory risk before or after the specified displays have been transferred to the customer as it purchases displays and takes them into inventory before the displays are bonded and shipped to the customers

  •
  The Group has discretion in establishing the price for the specified displays

4.2   Provision for expected credit losses of trade receivables and contract assets

        The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for customers that have similar loss patterns.

        The provision matrix is initially based on the Group's historical observed default rates. The Group then calibrates the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions are expected to deteriorate over the next year, which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted upward. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

        The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

4. Significant accounting judgements, estimates and assumptions (Continued)

4.3   Provisions

        A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty experience and a weighting of possible outcomes against their associated probabilities.

        Management's estimations are based on the best information available related to historical experience and expected future costs and are subject to change over time.

4.4   Contingent liabilities

        From time to time, the Group may be involved in various claims and legal proceedings relating to claims arising out of its operations, as discussed further in Note 16—Commitments and contingencies. Periodically, and at each financial period end, the Group reviews the status of all significant outstanding matters to assess the potential financial exposure.

        When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Group records the estimated loss in its consolidated statements of operations and other comprehensive income (loss). The Group provides disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. The Group bases accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

4.5   Income taxes

        The Group records income taxes under the liability method. Deferred tax assets and liabilities reflect the Group's estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. The Group determines deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, the Group determines the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when the Group realizes the underlying items of income and expense. The Group considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to the Group for tax reporting purposes, as well as other relevant factors. Therefore, actual income taxes could materially vary from these estimates.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

4. Significant accounting judgements, estimates and assumptions (Continued)

4.6   Purchase price allocation

        The Group assigns the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

        When determining the fair values of assets acquired and liabilities assumed, the Group makes significant estimates and assumptions. The Group generally bases the measurement of fair value on the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that the Group expects the reporting unit to generate in the future. The Group's significant estimates in the discounted cash flows model includes forecasted revenues, weighted average costs of capital as well as the term of use of the tangible assets.

        The Group's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

4.7   Lease renewal options

        The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. Group considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

5. Changes in the Group

        The following are the consolidated subsidiaries of VIA optronics AG:

		Ownership interest %			Net profit (loss) in EUR			Equity in EUR
Name	Place of business	12/31/2019	12/31/2018		2019	2018		12/31/2019	12/31/2018
VIA optronics GmbH	Schwarzenbruck, Germany	100		*	(7,485,107)		*	(4,130,440)		*
VIA optronics LLC	Orlando, Florida, USA	100	100		(518,604)	326,012		(1,897,939)	(1,355,978)
VIA optronics (Suzhou) Co., Ltd.	Suzhou, China	100	100		547,204	5,309,218		15,603,019	14,688,455
VIA optronics (Taiwan) Ltd.	Taipei, Taiwan	100	100		(17,695)	—		130,282	—

VTS-Touchsensor Co., Ltd	Higashi Omi, Japan	65	65		(4,567,009)	(1,659,499)		804,738	5,190,768

*
See Reorganization of the Group's structure section below

Reorganization of the Groups' structure

        On January 4, 2019, the shareholders of VIA optronics GmbH formed VIA optronics AG, a stock corporation under German law with nominal share capital of TEUR 100. Upon formation, VIA

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

5. Changes in the Group (Continued)

optronics AG's equity consisted of 100,000 ordinary shares with no par value and a stated value of one Euro (EUR 1) and each shareholder owned the same proportionate interest as in VIA optronics GmbH. On April 18, 2019, the shareholders of VIA optronics GmbH contributed the shares that they held in VIA optronics GmbH to VIA optronics AG by way of a contribution in kind against issuance of new shares. As a result of this contribution, the share capital was increased from TEUR 100 by TEUR 2,900 to TEUR 3,000 in the form of a capital increase by way of a contribution in kind through issuance of 2,900,000 ordinary shares, each with a nominal value of EUR 1 per share, to the former shareholders of VIA optronics GmbH (who are also the founding shareholders of VIA optronics AG) as consideration for their contributions. On June 25, 2019, the contribution of the VIA optronics GmbH shares to VIA optronics AG became legally effective with the registration of the capital increase with the commercial register. With the effectiveness of the contribution and the capital increase by way of a contribution in kind, VIA optronics AG became the sole shareholder of VIA optronics GmbH and the founding shareholders of VIA optronics AG (and former shareholders of VIA optronics GmbH) received the new shares in VIA optronics AG issued in the capital increase proportionate to the shareholdings in VIA optronics GmbH shares that they contributed.

        The contribution in kind and resulting reorganization was recognized as a business combination under common control (transaction under common control) using the book value method. As a result, the difference between the nominal value of new shares issued by VIA optronics AG for the acquisition of the shares of VIA optronics AG (TEUR 2,900) and VIA optronics GmbH's own share capital (TEUR 73) has been accounted for through capital reserve and subscribed capital in the consolidated statement of financial position.

        Due to the common control nature of the transaction, the prior-year comparative disclosures required by IFRS have been presented as if the legal structure of VIA optronics AG had already existed, including earnings per share (see Note 25). Hence the financial statements of VIA optronics AG are effectively the successor to VIA optronics GmbH.

Foundation of Taiwan Subsidiary

        On January 2, 2019, VIA optronics (Taiwan) Ltd was founded as a new subsidiary with the purpose of conducting the sales activities for the Group. VIA optronics AG indirectly holds all shares of VIA optronics (Taiwan) Ltd.

Acquisition of VTS

        On March 29, 2018, VIA acquired 65% of the shares and voting rights in VTS-Touchsensor Co., Ltd., Higashi Omi, Japan, a developer and manufacturer of metal mesh touch sensor technologies and electrode base film, from Toppan Touch Panels Products Co., Ltd., ("Toppan"). VIA has power over VTS because the relevant activities are directed through voting rights and potential voting rights (deadlock call right). VIA's rights are substantive when all available facts and circumstances are considered and they provide VIA with the current ability to direct the relevant activities of VTS. Simultaneous with the acquisition, VTS and Toppan entered into a sale and transfer agreement regarding special technology relevant for the production of touch sensors.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

5. Changes in the Group (Continued)

        With the acquisition, VIA significantly advanced its vertical integration as VTS produces significant components for VIA's existing product portfolio in the display technology business. Moreover, VIA could further improve its business relations in the Japanese market and gain additional production know-how.

        At the acquisition date, the Group elected to measure the non-controlling interests in the acquiree at the proportionate share (35%) of the acquiree's identifiable net assets.

Assets acquired and liabilities assumed

        The fair values of the identifiable assets and liabilities of VTS as at the date of acquisition were:

Fair value recognized on acquisition in EUR
Assets
Buildings and improvements	15,304
Machinery and equipment	5,866,261
Other equipment	60,227
Customer relationships	2,111,156
Technology	4,304,231
Other intangible assets	3,442
Inventories	1,096,447
Other receivables	151,378
Liabilities
Non-current financial liabilities	(4,304,231)
Deferred tax liabilities	(2,721,112)

Total identifiable net assets at fair value	6,583,101

Non-controlling interest measured at proportionate share in net assets at fair value	(2,304,085)
Gain from bargain purchase arising on acquisition	(2,992,659)

Purchase consideration transferred	1,286,356

        As of December 31, 2018, the Group reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. This reassessment confirmed the fair value of the net assets acquired. As Toppan had not operated VTS as a separate entity prior to the sale of the controlling interest to the Group, the bargain purchase gain resulted primarily from the step-up in the fair value of certain machinery and equipment that Toppan had fully depreciated and fair value related to intangible assets for customer relationships that were not recognized as internally developed intangible assets by Toppan. The Group therefore recognized the gain from bargain purchase from the acquisition amounting to TEUR 2,993, which was recognized as other operating income in the statement of operations.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

5. Changes in the Group (Continued)

        Transaction costs for due diligence, legal and notary fees in 2018 of TEUR 775 (2017: TEUR 512) were expensed and are included in general administrative expenses. The purchase consideration of the acquisition was paid in cash.

        No further changes in Group took place as of December 31, 2019.

6. Intangible assets

in EUR	Software, Licenses and Patents	Customer relationships	In process	Total
Cost
Balance at January 1, 2018	658,118	—	10,636	668,754

Additions	161,236		—	161,236
Acquisition of a subsidiary	4,304,231	2,111,156		6,415,387
Foreign currency effect	192,688	92,122		284,810

Balance at December 31, 2018	5,316,273	2,203,278	10,636	7,530,187

Additions	1,262,694	—	84,490	1,347,185
Transfer	95,126	—	(95,126)	—
Foreign currency effect	128,169	60,845	—	189,014

Balance at December 31, 2019	6,802,262	2,264,124	—	9,066,386

in EUR	Software	Customer relationships	In process	Total
Accumulated amortization
Balance at January 1, 2018	(307,666)	—	—	(307,666)

Amortization	(739,623)	(356,331)	—	(1,095,954)

Balance at December 31, 2018	(1,047,289)	(356,331)	—	(1,403,620)

Amortization	(1,119,260)	(509,935)	—	(1,629,195)

Balance at December 31, 2019	(2,166,548)	(866,266)	—	(3,032,815)

Carrying amounts
At January 1, 2018	350,452	—	10,636	361,088

At December 31, 2018	4,268,984	1,846,947	10,636	6,126,567

At December 31, 2019	4,635,713	1,397,857	—	6,033,571

        There were no impairment losses and subsequent reversals concerning intangible assets in 2019, 2018 or 2017.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

7. Property and equipment

in EUR	Buildings	Technical equipment and machines	Factory, office, other equipment and leasehold improvements	Assets under construction	Total
Cost
Balance at January 1, 2018	—	4,332,416	2,673,519	437,774	7,443,709

Additions	—	1,004,853	419,872	949,505	2,374,230
Transfers	—	613,197	9,603	(622,800)	—
Acquisition of a subsidiary	—	5,866,261	75,530	—	5,941,791
Disposals	—	—	—	—	—
Foreign currency effect	—	217,787	1,607	(1,949)	217,446

Balance at December 31, 2018	—	12,034,514	3,180,131	762,530	15,977,175

Recognition of right-of-use asset on initial application of IFRS 16	11,725,800	—	100,010	—	11,825,810

Balance at January 1, 2019	11,725,800	12,034,514	3,280,141	762,530	27,802,985
Additions	—	283,044	590,687	534,600	1,408,331
Transfers	—	609,322	202,476	(811,797)	—
Disposals	—	(99,898)	(71,580)	(84,490)	(255,968)
Foreign currency effect	204,865	190,546	7,280	12,298	414,989

Balance at December 31, 2019	11,930,665	13,017,527	4,009,004	413,140	29,370,337

Accumulated depreciation
Balance at January 1, 2018	—	(1,707,582)	(2,126,216)	—	(3,833,798)

Depreciation charge for the year	—	(1,947,678)	(168,818)	—	(2,116,496)
Disposals	—	—	—	—	—

Balance at December 31, 2018	—	(3,655,260)	(2,295,034)	—	(5,950,294)

Depreciation charge for the year	(1,805,706)	(2,794,104)	(308,023)	—	(4,907,832)
Disposals	—	35,482	28,575	—	64,057

Balance at December 31, 2019	(1,805,706)	(6,413,881)	(2,574,482)	—	(10,794,069)

Carrying amounts
At January 1, 2018	—	2,624,834	547,303	437,774	3,609,911

At December 31, 2018	—	8,379,254	885,097	762,529	10,026,881

At January 1, 2019	11,725,800	8,379,254	985,107	762,529	21,852,691

At December 31, 2019	10,124,960	6,603,646	1,434,522	413,140	18,576,268

        There have been no impairment losses or reversals of impairment in 2019, 2018 or 2017.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

7. Property and equipment (Continued)

        Right-of-use assets in property and equipment at December 31, 2019 were as follows:

EUR	Buildings	Factory, office, other equipment and leasehold improvements	Total
Balance at December 31, 2019	10,124,960	113,373	10,238,332

8. Inventories

In EUR	12/31/2019	12/31/2018
Raw materials and supplies	7,377,176	8,990,362
Work in progress	879,729	1,413,155
Finished goods and merchandise	6,228,917	10,075,629

Inventories	14,485,822	20,479,146

        During 2019, an amount of TEUR 100,987 (2018: TEUR 134,453; 2017: TEUR 107,639) for inventories was recognized as cost of sales.

        There was no write-down on inventory to net realizable value in 2019 (2018: TEUR 700; 2017: TEUR 0).

9. Trade accounts receivable

        All trade accounts receivable are from third parties and have maturities within one year. At the balance sheet date, all trade accounts receivable are non-interest bearing.

        The following table provides information about the expected credit loss rates (ECLs) and recognized loss impairments for trade accounts receivables as at December 31, 2019 and December 31, 2018.

		Trade receivables
		Days past due
December 31, 2019 in EUR	Current	<30 days	31 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
Expected credit loss rate	1.05%	1.64%	1.81%	5.86%	2.74%	5.50%	2.00%
Estimated total gross carrying amount at default	17,488,498	2,842,760	1,072,661	815,992	247,442	4,126,903	26,594,255
Expected credit loss	(182,809)	(46,649)	(19,402)	(47,854)	(6,788)	(227,166)	(530,668)
Impairment loss						(839,131)	(839,131)

Trade accounts receivables	17,305,689	2,796,111	1,053,259	768,138	240,654	3,060,606	25,224,456

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

9. Trade accounts receivable (Continued)

		Days past due
December 31, 2018 in EUR	Current	<30 days	31 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
Expected credit loss rate	0.78%	0.28%	4.62%	2.40%	3.26%	8.21%	1.16%
Estimated total gross carrying amount at default	20,755,231	5,056,705	338,105	1,224,592	822,038	1,123,418	29,320,089
Expected credit loss	(162,598)	(14,321)	(15,625)	(29,423)	(26,792)	(92,241)	(341,000)
Impairment loss						(630,381)	(630,381)

Trade accounts receivables	20,592,633	5,042,384	322,480	1,195,169	795,246	400,796	28,348,708

        The allowances of the trade accounts receivable developed as follows:

EUR
Balance at January 1, 2018	359,743

Impairment loss	255,885
Provision for expected credit losses	341,000
Currency translation effect	14,753

Balance at December 31, 2018	971,381

Impairment loss	200,812
Provision for expected credit losses	189,668
Currency translation effect	7,939

Balance at December 31, 2019	1,369,800

10. Other current non-financial assets

in EUR	12/31/2019	12/31/2018
Deferred offering costs	6,469,471	2,060,706
Contract assets	715,962	—
Value added tax refund	228,987	429,945
Recourse right	—	427,175
Miscellaneous	77,976	418,805
Prepaid expenses	83,377	85,759
Receivables from employees < 1 year	27,565	5,165

Total	7,603,338	3,427,555

        Deferred offering costs will be reclassified as a cost to equity when the equity transaction is recognized or recognized in profit or loss if the equity transaction is no longer expected to be completed. Contract assets result from revenue recognition from products without an alternative use and where the Group has an enforceable right to payment.

        As of December 31, 2018, miscellaneous other current non-financial assets include TEUR 360 of deposits.

        The recourse right represented a corresponding asset related to funds held in a third-party escrow account related to a legal dispute with a former employee; refer to Note 12 for details. Prepaid expenses mainly include prepayments for rent, insurance and supply contracts.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

11. Loans

	Interest rates	Maturity	Contract Currency	In contract currencies 12/31/2019	EUR 12/31/2019
	%
Current loans
Bank overdrafts			EUR	26,420	26,420
Shareholder*	*	*	EUR	*2,000,000	*2,000,000
Bayern LB	1.86 - 4.00%	01/31 - 06/26/20	EUR	7,100,000	7,100,000
Deutsche Bank	1.95%	01/17 - 03/04/20	EUR	2,500,000	2,500,000
CZBANK	4.80 - 5.00%	01/14 - 05/25/20	USD	3,035,712	2,707,977
CITIC BANK	3.78 - 3.99%	01/10 - 06/12/20	USD	9,406,690	8,390,859
ICBC Bank	3.92 - 4.15%	01/21 - 05/21/20	USD	4,631,324	4,131,327
CCB Bank	2.87%	02/19/20	USD	780,000	695,791
Shiga Bank	1.67%	11/30/2023	JPY	133,680,000	1,096,277

Total current loans					28,648,651

Non-current loans
Shiga Bank	1.67%	11/30/2023	JPY	341,100,000	2,797,277

Total non-current loans					2,797,277

*
As of December 31, 2019, VIA had received funds of TEUR 2,000 as a loan from IMI, a shareholder and related-party of VIA; see Note 24 for additional information.

	Interest rates	Maturity	Contract Currency	In contract currencies 12/31/2018	EUR 12/31/2018
	%
Current loans
Bank overdrafts			EUR	1,442,298	1,442,298
Bayern LB	1.92 - 2.00%	02/28 - 04/29/19	EUR	9,100,000	9,100,000
Deutsche Bank	1.95%	01/16 - 03/04/19	EUR	1,500,000	1,500,000
Sparkasse	5.35%	06/30/2019	EUR	54,450	54,450
SPD bank	4.69 - 4.85%	03/26 - 04/28/19	USD	5,040,000	4,427,611
CZBANK	4.80 - 5.05%	03/14 - 04/17/19	USD	4,312,500	3,758,371
CITIC BANK	4.52 - 4.99%	01/26 - 06/05/19	USD	7,107,487	6,315,602
Shiga Bank	1.67%	11/30/2023	JPY	100,080,000	795,232

Total current loans					27,393,564

Non-current loans
Shiga Bank	1.67%	11/30/2023	JPY	391,580,000	3,111,482

Total non-current loans					3,111,482

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

11. Loans (Continued)

        As collateral, the Group has pledged a portion of its trade accounts receivable up to amounts drawn under the respective loans, in support of these obligations (2019: TEUR 15,926; 2018: TEUR 14,502).

        All loans were concluded under normal market conditions. Refer to Note 27 for additional information regarding the Group's loans subsequent to December 31, 2019.

	Loans EUR	Financial liabilities due to third parties* EUR	Lease liabilities EUR	Share capital EUR	Total EUR
Cash flows from financing activities
Proceeds from loans and borrowings	57,975,438	—	—	—	57,975,438
Repayment of loans and borrowings	(40,910,654)	(373,671)	—	—	(41,284,325)
Interest paid	(697,245)	—	—	—	(697,245)
Net cash provided by (used in) financing activities	16,367,539	(373,671)	—	—	15,993,868
Foreign currency effect	704,623	—	—	—	704,623
Interest expense	818,626	—	—	—	818,626

Balance at December 31, 2018	30,505,047	921,954	—	—	31,427,000

Recognition of lease liabilities on initial application of IFRS 16	—	—	11,825,810	—	11,825,810

Balance at January 1, 2019	30,505,047	921,954	11,825,810	—	43,252,810

Cash flows from financing activities
Proceeds from issue of share capital	—	—	—	100,000	100,000
Proceeds from loans and borrowings	59,368,855	—	—	—	59,368,855
Repayment of loans and borrowings	(58,861,016)	(70,922)	—	—	(58,931,938)
Payment of lease liabilities	—	—	(1,748,088)	—	(1,748,088)
Interest paid	(1,357,142)	—	(226,941)	—	(1,584,082)
Net cash provided by (used in) financing activities	(849,303)	(70,922)	(1,975,029)	100,000	(2,795,254)
Foreign currency effect	433,043	—	204,370	—	637,414
New leases	—	—	76,953	—	76,953
Interest expense—paid	1,357,142	—	226,941	—	1,584,082

Balance at December 31, 2019	31,445,928	851,032	10,359,045	100,000	42,756,005

*
disclosed in the other current financial liabilities (see Note 13)

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

12. Provisions

In EUR	Warranties	Asset retirement obligation	Litigation	Other	Total
Balance at January 1, 2018	1,179,024	26,001	427,175	189,384	1,821,584

Additions	300,220	105,024	—	171,613	576,857
Reversals	(49,436)	—	—	—	(49,436)
Usage	—		—	(45,552)	(45,552)
Unwinding of discount	—	1,544	—	—	1,544
Currency translation effect	(7,477)	(236)	—	—	(7,713)

Balance at December 31, 2018	1,422,331	132,333	427,175	315,445	2,297,284

Non-current	—	132,333	—	—	132,333
Current	1,422,331	—	427,175	315,445	2,164,951

Total	1,422,331	132,333	427,175	315,445	2,297,284

Balance at January 1, 2019	1,422,331	132,333	427,175	315,445	2,297,284

Additions	74,648	—	—	1,481,970	1,556,619
Reversals	(996,144)	—	—	—	(996,144)
Usage	—	—	(427,175)	(315,445)	(742,621)
Unwinding of discount	—	1,964	—	—	1,964
Currency translation effect	15,746	179	—	(4,717)	11,207

Balance at December 31, 2019	516,581	134,476	—	1,477,253	2,128,310

Non-current	—	134,476	—	—	134,476
Current	516,581	—	—	1,477,253	1,993,834

Total	516,581	134,476	—	1,477,253	2,128,309

        At December 31, 2019, other provisions was mainly comprised of a provision for payment of patent licensing fees; as of this date, it was probable that TEUR 513 of this provision would be reimbursed by a third-party resulting in a reduction to other operating expenses in a future period. However, as the reimbursement was not virtually certain as of December 31, 2019, no amount has been recognized for it as of this date.

        The provision for warranties relates mainly to products sold during the respective year. The provision has been estimated based on historical warranty data associated with similar products and services. The Group expects to settle these obligations over the next year. The reversal of TEUR 996 in 2019 resulted from the legal obligation for a specific warranty provision lapsing in the year.

        Furthermore, the Group has asset retirement obligations to return certain of the Group's premises to their original condition. The asset retirement obligation is not expected to be fulfilled in less than five years.

        In the ordinary course of business, the Group is party to lawsuits. In 2018, the Group recognized a provision for litigation related to a legal dispute with a former employee. As part of the sale agreement between the Group's former and current shareholder, an escrow account was established for the benefit

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

12. Provisions (Continued)

of the Company to the extent such matter is resolved. Accordingly, the Group had recorded for this case an amount as other non-financial asset equal to this liability. The legal dispute concerning this matter was resolved during 2019 in the amount accrued at December 31, 2018.

13. Other current financial liabilities

in EUR	12/31/2019	12/31/2018
Financial liabilities due to third parties	851,032	921,954
Invoices not yet received	4,972,936	2,452,395
Customers with credit balances	—	7,050
Miscellaneous other financial liabilities	13,155	93,353

Total	5,837,124	3,474,752

        The financial liabilities due to third parties consist mainly of a commercial agreement with Intel which has an effective interest rate of approximately 3.53% and with repayment through December 31, 2020.

14. Other current non-financial liabilities

in EUR	12/31/2019	12/31/2018
Liabilities due to personnel bonus	2,263,758	1,804,148
Social security liabilities	162,544	105,423
Tax liabilities other than income taxes	424,443	100,755
Liabilities for remaining leave	302,597	200,800
Contract liabilities	334,123	38,427
Accrued expenses and miscellaneous other non-financial liabilities	599,890	419,857

Total	4,087,355	2,669,410

        Accrued expenses and miscellaneous other current non-financial liabilities mainly consist of freight, professional services and office supplies accruals (2019: TEUR 525; 2018: TEUR 241).

15. Leases

Leases as a lessee (IFRS 16)

        The Group has lease contracts for various items of office, plant and vehicles used in its operations. Leases of office and plant have lease terms between 3 and 18 years, while motor vehicles generally have lease terms of 3 years. The Group's obligations under its leases are secured by the lessor's title to the leased assets. For certain leases, the Group is restricted from entering into any sub-lease agreements. There are several lease contracts that include extension and termination options, which are further discussed below.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

15. Leases (Continued)

        The extension options representing the undiscounted potential future rental payments for the lease contracts which are not included in the lease liabilities for the VIA Group as on December 31, 2019 amount to TEUR 5,421.

        The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the 'short-term lease' and 'lease of low-value assets' recognition exemptions for these leases.

        The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

Right-of-use assets

in EUR	Buildings	Factory, office and other equipment	Total
Balance at January 1, 2019	11,725,800	100,010	11,825,810

Depreciation charge for the year	(1,805,706)	(63,590)	(1,869,296)
Additions to right-of-use assets		76,953	76,953
Foreign currency effect	204,865	—	204,865

Balance at December 31, 2019	10,124,960	113,373	10,238,332

        The carrying amounts of lease liabilities (included under current and non-current financial liabilities) and the movements during the period as well as the amounts recognized in profit or loss were as follows:

Lease Liability

in EUR	Lease Liability
Balance at January 1, 2019	(11,825,810)

Additions	(1,689,870)
Accretion of interest	(226,942)
Payments	1,975,029
Foreign currency effect	(204,370)

Balance at December 31, 2019	(11,971,963)

Current	(3,155,469)
Non-current	(8,816,494)

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

15. Leases (Continued)

Amounts recognized in profit or loss

in EUR	2019
2019—Leases under IFRS 16
Depreciation expense of right-of-use assets	1,869,296
Interest on lease liabilities	(226,941)
Expenses relating to short-term leases	4,018
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	46,506

1,692,879

        The Group had total cash outflows for all leases of TEUR 2,026 in 2019.

16. Commitments and contingencies

16.1 Contingent liabilities

        From time to time, the Group may be involved in various claims and legal proceedings relating to claims arising out of its operations. As of December 31, 2019, there are eight legal out-of-court and court disputes related to production issues. The dispute processes are still ongoing, and the estimated claims are assessed to have potential loss of TEUR 343. Based on present facts, the outcome is uncertain; however, management believes a loss is not probable.

16.2 Operating leases

        The Group leases buildings, cars and other equipment which are classified as operating leases. In 2018, the operating lease payments amount to TEUR 1,417 (2017: TEUR 940).

        Future minimum lease payments due to non-cancellable operating leases are as follows as at December 31, 2018:

OPERATING LEASE COMMITMENTS

in EUR	2018
< 1 year	2,514,316
> 1 year < 5 years	3,497,572
> 5 years	874,024

Total	6,885,912

        For information on lease payments in 2019, see Note 15 and see Note 19 for a maturity analysis of lease liabilities.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

17. Revenue

In EUR	2019	2018	2017
Display Solutions	113,358,812	150,315,353	131,031,411
Full Service Model	104,534,027	148,118,965	129,115,182
Consignment Model	6,500,740	2,196,388	1,916,229
R&D Engineering Services	2,324,045	—	—
Sensor Technologies	23,872,524	21,363,541	—

Total	137,231,335	171,678,894	131,031,411

        The Group has no remaining performance obligations which have an original expected term of more than one year.

Contract Balances

in EUR	2019	2018	2017
Trade accounts receivables (see Note 9)	25,224,456	28,348,708	14,046,223
Contract liabilities	334,123	38,427	—

in EUR	2019	2018	January 1, 2018
Trade accounts receivables (see Note 9)	25,224,456	28,348,708	14,046,223
Contract liabilities	334,123	38,427	—
Contract assets	715,962	—	—

        Contract liabilities include advances on orders received from customers. The development of contract liabilities and revenue recognized therefrom is as follows:

in EUR	Contract liabilities
Balance at January 1, 2018	711,702
Deferred during the year	1,255,840
Recognized as revenue during the year	(1,929,115)

Balance at December 31, 2018	38,427
Deferred during the year	334,123
Recognized as revenue during the year	(38,427)

Balance at December 31, 2019	334,124

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

18. Expenses by nature

        Expenses by nature were as follows:

in EUR	2019	2018	2017
Raw materials and consumables	101,070,401	134,453,049	107,639,735
Salaries, wages and employee benefits	24,676,137	18,073,070	10,593,908
Consultancy and professional fees	3,574,695	2,144,300	1,344,898
Advertising, vehicle and travel expenses	2,552,183	3,691,559	1,342,551
Warranty	(921,496)	252,125	1,065,676
Lease expenses	217,855	1,417,331	939,453
Purchased services	1,798,175	3,186,693	748,188
Taxes, insurance costs, and other dues	2,073,989	914,185	733,038
Depreciation and amortisation	6,537,027	3,212,450	542,068
Maintenance	1,611,234	237,948	148,572
Other	3,958,880	1,189,369	654,843

Total	147,149,080	168,772,079	125,752,930

        Salary, wages and employee benefits included salaries and wages which amounted to TEUR 22,724 in 2019 (2018: TEUR 16,239; 2017: TEUR 9,765) and social security contributions which amounted to TEUR 2,188 in 2019 (2018: TEUR 1,848; 2017: TEUR 1,295). In 2019, Warranty includes a benefit from the reversal of a TEUR 996 warranty provision in the year; refer to Note 12 for additional information.

        In 2019 the category "Other" contains utilities expenses in the amount of TEUR 1,593 (2018: TEUR 147), other R&D expenses of TEUR 1,162 (2018: TEUR 0), miscellaneous small amounts, primarily comprised of approximately TEUR 174 (2018: TEUR 234; 2017: TEUR 148) for cafeteria expenses, TEUR 131 (2018: TEUR 94) for quality and testing expenses and TEUR 0 (2018: TEUR 148) for relocation expenses.

19. Other income and other expenses

19.1 Other operating income

        Other operating income consists of exchange gains, damages/insurance proceeds and miscellaneous.

in EUR	2019	2018	2017
Exchange gains	911,779	1,297,223	5,275,050
Damages/insurance proceeds	21,224	15,099	8,797
Bargain purchase gain	—	2,992,660	—
Miscellaneous other operating income	1,425,994	717,495	608,284

Total	2,358,997	5,022,477	5,892,131

        In 2019, miscellaneous other operating income mainly consists of tooling income (TEUR 771).

        In 2018, miscellaneous other operating income mainly consisted of the tooling and non-recurring engineering and testing charges which were charged to the customer TEUR 345, other accrual release

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

19. Other income and other expenses (Continued)

(TEUR 77), indemnities due to inadequate quality of received material (TEUR 70), government allowance (TEUR 40) and other small amounts of miscellaneous income.

        In 2017, miscellaneous other operating income mainly consisted of non-recurring engineering and testing charges which were charged to the customer (TEUR 200), indemnities due to inadequate quality of received material (TEUR 180) and other small amounts of miscellaneous income.

19.2 Other operating expenses

        Other operating expenses include exchange losses, losses on disposal of fixed assets, other taxes, increase in bad debt provisions and miscellaneous.

in EUR	2019	2018	2017
Exchange losses	937,045	1,355,207	5,334,055
Losses on disposals of assets	16,565	—	—
Other taxes	1,189	8,039	—
Increase in bad debt provisions	572,928	255,886	67,808
Miscellaneous other operating expenses	1,887,415	1,412,148	457,663

Total	3,415,143	3,031,280	5,859,526

        In 2019, miscellaneous other operating expense mainly consists of tooling expense in the amount of TEUR 766 (2018: TEUR 560) and accrued licensing fees of TEUR 520 (2018: 0). In 2018, they also included off-site expenses of TEUR 285, custom duties of TEUR 181 and other miscellaneous expenses.

20. Financial result

in EUR	2019	2018	2017
Interest income on:
—Loans, bank deposits and receivables	—	—	2,576

Total interest income arising from financial assets not measured at fair value through profit or loss	—	—	2,576

Finance income	—	—	2,576

Interest expense	(1,785,446)	(1,140,047)	(698,220)
Unwind of discount on site restoration provision	(1,964)	(1,544)	(366)

Finance costs	(1,787,410)	(1,141,591)	(698,586)

Net finance costs recognized in profit or loss	(1,787,410)	(1,141,591)	(696,010)

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

21. Taxes on income

21.1 Income tax expense

        Income tax expense include current and deferred income taxes as follows:

in EUR	2019	2018	2017
Current tax expense	201,953	1,883,669	1,733,071
Adjustments in respect of current income tax of previous year	156,800	275,895	175,455
Deferred income tax charge / (benefit)	382,812	(1,781,454)	(646,991)

Income tax expense	741,565	378,110	1,261,535

        Both VIA and VIA optronics GmbH are subject to corporate income tax and trade tax in Germany. The statutory corporate income tax rate of VIA in 2019 is 15,0% plus solidarity surcharge of 5.5% thereon (15.83% in total). The municipal trade tax in 2019 is approximately 16.35%.

        For the year ending December 31, 2019, the statutory German corporate income tax rate applicable to VIA optronics GmbH is 31.9% (2018: 31.8%, 2017: 27.4%). It consists of the corporate income tax rate of 15.0% plus solidarity surcharge of 5.5% and the variable municipal trade tax of 16.1% (in 2018—16.0%, 2017—11.6%). The change in the municipal trade tax is due to the relocation of the business establishment from Altdorf to Nuremberg, with Nuremberg having a higher trade tax rate.

        For the Group's subsidiaries, VIA LLC (USA) a tax rate of 26.5% (2018: 27.0%; 2017: 40.0%), for VIA Suzhou (China) a tax rate of 25.0% in 2019, 2018 and 2017 and for VTS (Japan) a tax rate of 34,1% (2018: 33.9%) is applicable. For the newly founded entity VIA Taiwan the tax rate applicable in 2019 is 20%.

21.2 Effective tax rate

        After VIA's foundation, the German statutory corporate tax rate applicable to VIA as the parent company of the Group (32.2%), was used to reconcile the relationship between tax expenses and accounting profit or loss. For the years ending December 31, 2018 and 2017, the German statutory corporate tax rate applicable to VIA optronics GmbH as the then parent company of the Group was

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

21. Taxes on income (Continued)

used (2018: 31.8%, 2017: 27.4%). The reconciliation of the Group's statutory tax rate to its effective tax rate is as follows:

in EUR	2019	2018	2017
(Loss)/Profit before tax	(12,616,073)	3,756,420	4,615,075

Tax under domestic (German) tax rate	4,058,591	(1,195,744)	(1,264,637)
Effect of tax rate in foreign jurisdictions	119,823	545,310	112,991
Tax effect of:
Changes in domestic tax rate	(11,938)	70,954	—
Non-deductible expenses	(47,925)	(71,349)	(50,081)
Current-year losses for which no deferred tax asset is recognized	(2,582,253)	—	(136,510)
Write off (reversal) of deferred tax assets for tax losses carried forward or deductible temporary differences	(2,089,536)	113,383	—
Non-deductible withholding taxes	(195,123)	(275,868)	(200,110)
Permanent difference from business combination	—	719,359	—
Income tax for prior years	(892)	(275,895)	175,455
Others	7,688	(8,260)	101,357
Income tax expense	(741,565)	(378,110)	(1,261,535)

Effective tax rate	5.88%	10.07%	27.34%

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

21. Taxes on income (Continued)

21.3 Deferred Taxes

        The components of deferred tax balances are as follows:

	2019		2018		2017
in EUR	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Non-current assets
Intangible assets	115,923	(476,530)	—	(576,234)	333	—
Property and equipment	—	(4,155,783)	—	(1,589,665)	3,282	—
Other financial assets	—	—	45,633	—
Current assets
Inventories	312,529	—	317,440	—	394,075	—
Trade accounts receivables	50,849	(13,913)	305,873	(19,992)	234,320	—
Other current assets	—	(2,319,362)	—	(732,527)	—	—
Cash and cash equivalents	13,596	—	48,119	—	33,045	—
Non-current liabilities
Loans	—	—	—	—	—	(1,481)
Provisions	34,740	—	40,339		6,500
Other financial liabilities	—	—	—	(11,221)	—	(12,176)
Lease liabilities	2,803,625	—	—	—	—	—
Current liabilities
Loans	—	—	29,772	—	—	—
Trade accounts payable	880,190	(86,100)	138,878	—	—	(8,924)
Provisions	—	—	237,526	(232,600)	97,410	—
Lease liabilities	484,298	—	—	—	—	—
Other financial liabilities	39,935	—	15,983	—	140,799	—
Other non-financial liabilities	15,778	(4,011)	10,324	—	43,754	—

Losses carried forward	1,769,111	—	1,886,325	—	—	—

Deferred Taxes before netting	6,520,574	(7,055,699)	3,076,212	(3,162,239)	953,518	(22,581)

Netting	(6,351,887)	6,351,887	(1,138,361)	1,138,361	(22,581)	22,581

Deferred Taxes netted	168,687	(703,812)	1,937,851	(2,023,878)	930,937	—

        Deferred tax assets are recognized on unused tax losses to the extent that it is probable that taxable profits will be available in the future against which the unused tax losses can be utilized. In this regard, management exercises judgment as to the expected timing and the amount of the taxable profits and measures deferred tax assets on unused tax losses accordingly.

        Due to continuing losses, in 2019 the Company determined that the recoverability of the deferred tax assets for VIA, VIA optronics GmbH, VIA LLC, VTS and VIA Taiwan, in excess of recoverable deferred tax liabilities, was not deemed probable. Therefore, deferred tax assets were written off by TEUR 2,090 and deferred taxes of TEUR 2,582 for current tax losses were not recognized. As a result, for deductible temporary differences of TEUR 1,233, no deferred tax asset was recognized.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

21. Taxes on income (Continued)

        In Germany, the Group had accumulated corporate income tax losses carried forward of TEUR 17,658 (2018: TEUR 6,029) and trade tax losses carried forward of TEUR 17,246 (2018: TEUR 5,824). In 2019, no deferred tax assets were recognized for corporate income tax losses carried forward of TEUR 13,351 and trade tax losses carried forward of TEUR 12,939; in 2018, deferred tax assets in the amount of TEUR 1,886 were recognized on total accumulated tax loss carryforwards. The losses are available indefinitely for offsetting against future taxable profits.

        In other countries, the Group had accumulated tax losses carried forward of TEUR 5,043 (2018: TEUR 2,713). For TEUR 4,126 (2018: TEUR 2,713), no deferred tax asset was recognized. The non-recognized tax losses of VTS (Japan) (TEUR 850) can be carried forward for 10 years. Carry forward of tax losses from VIA LLC until 2017 of TEUR 2,902 are limited to a carryforward-period of 20 years.

        Deferred taxes charged to equity in 2019 were TEUR 67 (2018: TER 32), which resulted from the foreign currency reserve adjustment. In 2018, a deferred tax liability of TEUR 2,857 was initially recognized as a result of the acquisition of the shares in VTS.

        Deferred tax liabilities relating to outside based differences in the amount of TEUR 156 (2018: TEUR 207) are not recognized. The outside basis differences, which are indefinitely reinvested, amount to TEUR 490 (2018: TEUR 649).

22. Market Risk Management and Financial Instruments

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management approach focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

        Management regularly reviews the Group's risk management objectives to ensure that risks are identified and managed appropriately. The Supervisory Board is made aware of and reviews management's risk assessments prior to entering into significant transactions.

Credit risk

        Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade accounts receivable and contract assets) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade accounts receivable and contract assets

        Customer credit risk is managed by each business unit subject to the Group's established policy, procedures and control relating to customer credit risk management. The Group evaluates this risk through detailed ageing analysis and also detailed analysis of the credit worthiness of the consumers. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

22. Market Risk Management and Financial Instruments (Continued)

corporate customers is regularly monitored by management. As of December 31, 2019, the carrying amount of primary financial instruments is comprised of trade accounts receivables and contract assets and the amount of TEUR 25,940 (2018: TEUR 28,349) represents the maximum exposure to credit risk for those financial instruments. As of December 31, 2019, 20% and 12% of trade accounts receivable were due from two customers, respectively, and 17% of trade accounts receivables were due from and 100% of contract assets relate to another individual customer. Trade accounts receivable are unsecured.

        The Group allocates each exposure to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default.

        The table in Note 9 provides information about the exposure to credit risk and ECLs for trade receivables for corporate customers as at December 31, 2019 and December 31, 2018. The Group uses an allowance matrix to measure the ECLs of trade accounts receivable from individual customers, which comprise a very large number of small balances.

Cash deposits

        The Group's maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and December 31, 2018 is the carrying amount of cash and cash equivalents in the statements of financial position. The Group believes the risk of loss of carrying amount is remote and mitigated in part by spreading cash deposits across different subsidiaries and banks.

Interest rate risk

        Interest rate risk includes the influence of positive and negative changes to interest rates on the Group's profit, equity, or cash flow in the current or any future reporting period. Interest rate risks from financial instruments arise mainly in connection with financial liabilities, including borrowings under the Group's existing working capital and equipment financing facilities. With the amount of cash and cash equivalents and financial instruments that the Group maintained at December 31, 2019 and December 31, 2018, a hypothetical increase or decrease of one percentage point, or 100 basis points, in interest rates, would not have had a material effect on the Group's financial statements.

Liquidity risk

        The primary objective of the Group's liquidity and capital management is to monitor the availability of cash and capital in order to support its business expansion and growth. The Group manages its liquidity and capital structure with reference to economic conditions, performance of its local operations and local regulations. The table below presents the contractual undiscounted cash flows relating to the Group's financial liabilities at the balance sheet date. The cash flows are grouped

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

22. Market Risk Management and Financial Instruments (Continued)

based on the remaining period to the contractual maturity date. The Group has sufficient funds to meet these commitments as they become due.

in EUR	Up to 1 year	Between 1 and 3 years	More than 3 years
Balance at December 31, 2019
Non-current loans	—	2,832,316	—
Current loans	28,850,173	—	—
Trade accounts payable	24,147,955	—	—
Lease liabilities	3,348,791	4,777,899	4,544,369
Other current financial liabilities	5,837,124	—	—

Total	62,184,043	7,610,215	4,544,369

Balance at December 31, 2018
Non-current loans	—	2,385,697	725,785
Current loans	27,393,564	—	—
Trade accounts payable	24,575,369	—	—
Other current financial liabilities	3,474,752	—	—

Total	55,443,685	2,385,697	725,785

        The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Based on the cash flow forecast for 2020, the Group has sufficient liquidity as at December 31, 2019 for the next twelve months.

Foreign exchange risk

        The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group's exposures primarily consist of the U.S. dollar, Chinese Renminbi and Japanese Yen. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the functional currency of the entity.

        The following tables demonstrate the sensitivity to a reasonably possible change in the exchange rates of Euros for Chinese Renminbi, U.S. Dollar and Japanese Yen:

Balances at December 31, 2019

in EUR	Trade accounts receivables	Current interest- bearing loans and borrowings	Trade accounts payable	Other current financial liabilities	Currency risk exposure	Change of risk (bps)	Impact on Profit (+) or Loss (–) in Euro
Balance at December 31, 2019
Amounts in USD	4,053,992	(17,853,725)	(3,487,841)	—	25,395,559	+/– 1,000	+/– 2,260,598
Amounts in JPY	—	—	(4,323,071)	—	4,323,071	+/– 1,000	+/– 3,545

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

22. Market Risk Management and Financial Instruments (Continued)

Balances at December 31, 2018

in EUR	Trade accounts receivables	Current interest- bearing loans and borrowings	Trade accounts payable	Other current financial liabilities	Currency risk exposure	Change of risk (bps)	Impact on Profit (+) or Loss (–) in Euro
Balance at December 31, 2018
Amounts in USD	490,924	(16,459,987)	(327,248)	—	17,278,159	+/– 1,000	+/– 1,509,009
Amounts in JPY	—	—	(4,603,571)	—	4,603,571	+/– 1,000	+/– 3658
Amounts in EUR	—	—	(73,510)	—	73,510	+/– 1,000	+/– 7,351

Capital management

        The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. Management monitors capital through regular review of cash and cash equivalent balances at each subsidiary, trade account receivables collection and trade accounts payables to manage credit demand. Management also regularly monitors sufficiency of credit lines and interest-bearing loans, diversification of banks and lenders and updated cash flow forecasts.

Financial assets and liabilities at carrying amount

        The following table presents the carrying amount and the fair values of financial assets and liabilities to the definitions and categories of IFRS 9 as at December 31, 2019 and as at December 31, 2018. The respective fair value of financial instruments as of the reporting dates is also presented:

		December 31, 2019
in EUR	Category according to IFRS 9	Carrying Amount	Fair Value*
Assets
Other Non-current financial assets	AC	156,757	156,757
Trade accounts receivables	AC	25,224,456	25,224,456
Other current financial assets
Cash and cash equivalents	AC	9,335,123	9,335,123
Liabilities
Non-current interest bearing loans and borrowings	AC	2,797,277	2,702,122
Current liabilities
Current interest bearing loans and borrowings
Bank loans	AC	28,648,651	28,648,651
Trade accounts payable	AC	24,147,955	24,147,955
Other current financial liabilities
Financial liabilities due to third parties	AC	851,032	851,032
Invoices not yet received	AC	4,972,936	4,972,936
Miscellaneous other financial liabilities	AC	13,155	13,155

The term AC stands for Measurement at Amortized Cost

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

22. Market Risk Management and Financial Instruments (Continued)

		December 31, 2018
in EUR	Category according to IFRS 9	Carrying Amount	Fair Value*
Assets
Other Non-current financial assets	AC	148,628	148,628
Trade accounts receivables	AC	28,348,708	28,348,708
Other current financial assets
Suppliers' accounts with debit balances	AC	98,965	98,965
Cash and cash equivalents	AC	9,943,184	9,943,184
Liabilities
Non-current interest bearing loans and borrowings	AC	3,111,482	3,109,254
Current liabilities
Current interest bearing loans and borrowings
Bank loans	AC	27,393,564	27,393,564
Trade accounts payable	AC	24,575,369	24,575,369
Other current financial liabilities
Financial liabilities due to third parties	AC	921,954	921,954
Invoices not yet received	AC	2,452,395	2,452,395
Customers with credit balances	AC	7,050	7,050
Other	AC	93,353	93,353

*
Carrying amount approximates fair values

23. Segments

        The Group's key financial metrics by segment are as follows:

12/31/2019 in EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	113,358,812	23,872,524	137,231,335	—	137,231,335
Inter-segment revenues	—	2,137,760	2,137,760	(2,137,760)	—

Total revenues	113,358,812	26,010,283	139,369,095	(2,137,760)	137,231,335

Gross profit (loss)	11,975,923	(1,954,212)	10,021,711	—	10,021,711
Operating income (loss)	(4,641,040)	(6,332,421)	(10,973,461)	(430)	(10,973,891)
Depreciation and amortization	2,055,365	4,481,663	6,537,028	—	6,537,028
EBITDA	(2,585,675)	(1,850,758)	(4,436,433)	(430)	(4,436,863)
Net income (loss)	(8,790,628)	(4,567,009)	(13,358,331)	(694)	(13,357,637)
Segment assets	66,327,315	22,185,549	88,512,864	(6,852,919)	81,659,945
Capital expenditure	1,595,428	223,812	1,819,240	—	1,819,240
Segment liabilities	64,763,418	21,380,811	86,144,229	–5,566,563	80,577,666

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

23. Segments (Continued)

12/31/2018 (Restated; see 2.4) in EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	150,315,353	21,363,541	171,678,894	—	171,678,894
Inter-segment revenues	277,536	—	277,536	(277,536)	—

Total revenues	150,592,889	21,363,541	171,956,430	(277,536)	171,678,894

Gross profit	20,457,591	1,123,471	21,581,062	224,458	21,805,520
Operating income (loss)	4,230,694	(2,413,161)	1,817,533	3,080,478	4,898,011
Depreciation and amortization	757,394	2,455,056	3,212,450	—	3,212,450
EBITDA	4,988,088	41,895	5,029,983	3,080,478	8,110,461
Net income (loss)	1,957,857	(1,659,499)	298,358	3,079,952	3,378,310

Segment assets	61,958,634	23,610,114	85,568,748	(4,997,488)	80,571,260
Capital expenditure	1,580,313	793,917	2,374,230	—	2,374,230
Segment liabilities	51,727,139	18,419,346	70,146,485	–3,798,425	66,348,060

Geographic information

        The Group's geographical distribution of revenues, property and equipment and intangible assets is within the three regions Asia, Europe as well as North America. The distribution of revenue (based on the Group location which bills the customer), property and equipment and intangible assets is as follows:

Revenue by Region	12/31/2019 in EUR	12/31/2018 in EUR	12/31/2017 in EUR
Asia	81,362,927	109,026,165	67,668,217
thereof China	57,490,403	87,662,624	67,668,217
thereof Japan	23,872,524	21,363,541	—
Europe (Germany)	48,218,014	54,852,549	59,786,720
North America (United States)	7,650,395	7,800,180	3,576,474

Total revenues	137,231,335	171,678,894	131,031,411

Property and Equipment/ Intangible Assets by Region	12/31/2019 in EUR	12/31/2018 in EUR
Asia	18,260,599	14,498,170
thereof China	4,910,153	3,276,448
thereof Japan	13,350,447	11,221,722
Europe (Germany)	6,274,455	1,642,322
North America (United States)	74,783	12,957

Total	24,609,838	16,153,448

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

23. Segments (Continued)

        In the year ended December 31, 2019, the Display Solutions segment had two customers who each individually comprised 30% and 14% (2018: three customers comprised: 29%, 21% and 13%; 2017: two customers comprised 41% and 35%) of the Group's revenues and the Sensor Technologies segment had one customer in 2019, which comprised 17% (2018: 12%) of the Group's revenue.

24. Related party disclosures

        The following is a description of related party transactions the Group has entered into with any members of its supervisory and advisory board, its executive officers or holders of more than 20% of any class of its voting securities.

Transactions with shareholders

        The shareholders are Integrated Micro-Electronics, Inc. (IMI) and Jürgen Eichner who own 76% and 24% of VIA, respectively.

        On December 27, 2019, the Group received funds in an amount of TEUR 2,000 from IMI as a loan and agreed to negotiate, in good faith, the loan terms. As of December 31, 2019, an agreement defining the loan terms had not been formally executed. Subsequent to December 31, 2019, in June 2020, a loan agreement was executed and set an interest rate equivalent to the rate due by VIA optronics GmbH on its working capital loan facility from Bayern LB (see Note 11), which was fixed at 1,93% as of December 31, 2019. The interest rate is applicable as of the date the funds were disbursed and is adjustable as of the 1st of each month to the rate in effect on the Bayern LB loan facility. Additionally, the loan is due 14 months following the funds disbursement with no penalty on full or partial early repayment.

        During 2019, certain R&D engineering services were provided to IMI (TEUR 1,158 recognized in revenues) and received from IMI (TEUR 1,064 recognized in cost of sales and research and development expenses), which resulted in a net balance of TEUR 94 in receivables, due to the Group, which were outstanding as of December 31, 2019.

        Additionally, the Group has leased office spaces in Schwarzenbruck from its CEO Jürgen Eichner. The annual rent amounts to TEUR 5 (2018: TEUR 6).

Compensation of key management personnel

        Executive management (CEO and CFO) has authority and responsibility for planning, directing and controlling the activities of the Group, and is considered to be key management personnel. In the financial year ended December 31, 2019, the key management personnel as defined above received short-term employee benefits as total compensation in the amount of TEUR 874 (2018: TEUR 846; 2017: TEUR 878).

Compensation of supervisory / advisory board

        One member of the supervisory board received remuneration for his respective services in an amount of TEUR 5 during financial year 2019 (advisory board 2018: TEUR 5).

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

25. Earnings (Loss) per share

        Basic earnings per share are calculated in accordance with IAS 33 based on the earnings (or loss) attributable to VIA optronics AG shareholders and the weighted averages number of shares outstanding during the period.

        The number of shares outstanding as of December 31, 2019 was 3,000,000. The weighted average of shares outstanding for twelve months ended December 31, 2019 was 2,991,600. Until legal formation of VIA optronics AG, 2,900,000 shares were used as the basis for the calculation of earnings per share based on the number of shares issued for the contribution in kind of VIA optronics GmbH.

        Diluted earnings per share correspond to basic earnings per share.

EUR	2019	2018	2017
(Loss)/Income after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(11,759,184)	3,959,134	3,353,540
Weighted average of shares outstanding	2,991,600	2,900,000	2,900,000

(Loss)/Earnings per share in EUR (basic and diluted)	(3.93)	1.37	1.16

26. Other Information

26.1 Employees

        The Group had an average of 681 employees (2018: 663; 2017: 591) in the reporting period. The employees are divided in industrial employees and commercial employees. In 2019, the industrial employees amounted to 487 (2018: 465; 2017: 500) and the commercial employees amounted to 194 (2018: 198; 2017: 91).

27. Events after the reporting period

        Subsequent to December 31, 2019, the Group drew down TEUR 5,571 under its SPD Bank loan facility, which carries an interest rate of 3.07% and matures in March 2021. The Group also extended the maturities on the amounts outstanding as of December 31, 2019 on its Bayern LB, Deutsche Bank, CZBANK, CITIC BANK, and ICBC Bank loans to August 2020, September 2020, November 2020, December 2020 and December 2020, respectively.

        In January 2020, the World Health Organization (WHO) declared the outbreak of novel coronavirus (COVID-19) a public health emergency of international concern. Since then, it spread across mainland China and the Chinese government imposed production-limiting measures. The situation led to the lowering of the planned production output of the Groups' production facilities located in China. In March 2020, the WHO classified the COVID-19 outbreak as a global pandemic based on the rapid increase in exposure globally. The COVID-19 pandemic has resulted in the implementation of significant governmental measures to control the spread of the virus, including quarantines, travel restrictions, business shutdowns and restrictions on the movement of people in many countries globally. In addition, the global economy has experienced substantial volatility, including impacts from the world financial markets.

VIA optronics AG

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

27. Events after the reporting period (Continued)

        In Japan, VTS temporarily halted production for two weeks in March 2020 due to decreased order volume but has since resumed normal production capacity. The Group has taken a series of actions aimed at safeguarding the Group's employees and business associates in Germany, including implementing a work-from-home policy for employees except for those related to manufacturing.

        The Group has not experienced significant supply chain interruptions or material cancellations of orders; however, the rapid development and fluidity of the situation presents uncertainty and risk with respect to the Group, its performance and its financial results. Given the uncertainties and ongoing developments, it is not practicable to provide a quantitative estimate of the potential impact of this outbreak on the Group.

            American Depositary Shares
Representing                Ordinary Shares

VIA optronics AG

PRELIMINARY PROSPECTUS

                        , 2020

Berenberg

        Until                        , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs or our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6.    Indemnification of Directors and Officers

        Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services to us.

        We provide directors' and officers' liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

        In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this Registration Statement and certain other disclosure documents.

Item 7.    Recent Sales of Unregistered Securities

        Effective June 25, 2019, the shareholders of VIA optronics GmbH contributed all shares in VIA optronics GmbH into VIA optronics AG by way of a contribution in kind against issuance of shares (Sachkapitalerhöhung). As a result of this contribution, VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries. We have not otherwise sold or transferred any unregistered securities within the past three years.

Item 8.    Exhibits and Financial Statement Schedule

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of VIA optronics AG
3.2	*	Rules of Procedure of the Supervisory Board of VIA optronics AG
3.3	*	Rules of Procedure of the Management Board of VIA optronics AG
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Dechert LLP
8.1	*	Opinion of Dechert LLP as to U.S. tax matters
8.2	*	Opinion of Dechert LLP as to German tax matters
10.1	*	Shareholders Agreement, dated January 25, 2019, by and among VIA optronics AG, Coöperatief IMI Europe U.A. and Jürgen Eichner
10.2	**†	Framework Cooperation Agreement, dated April 8, 2019, by and between VIA optronics GmbH and Wacker Chemie AG

Exhibit Number		Description of Exhibit
10.3	**	Investment Agreement, dated as of March 7, 2019, by and among VIA optronics AG, VIA optronics GmbH and Corning Research & Development Corporation
10.4	**	Framework Agreement, dated November 20, 2017, by and between VIA optronics GmbH and Toppan Printing Co., Ltd.
10.5	**	Shareholders' Agreement, dated March 23, 2018, by and between VIA optronics GmbH and Toppan Printing Co., Ltd.
10.6	**	Employee Secondment Agreement (Toppan), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.7	**	Employee Secondment Agreement (TEP), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd.
10.8	**	Shiga Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.9	**	Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.10	**	Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.11	**†	Transferred IP Purchase Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Touch Panel Products, Co., Ltd.
10.12	**†	IP License Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.13	**	R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.14	**	Distribution Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.15	**†	Project Contract, dated as of July 1, 2018, by and between VIA optronics GmbH and Kloepfel Corporate Finance GmbH as amended July 25, 2019
23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)
23.2	*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
24.1	*	Powers of Attorney (included on the signature page)

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of VIA optronics AG
3.2	*	Rules of Procedure of the Supervisory Board of VIA optronics AG
3.3	*	Rules of Procedure of the Management Board of VIA optronics AG
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Dechert LLP
8.1	*	Opinion of Dechert LLP as to U.S. tax matters
8.2	*	Opinion of Dechert LLP as to German tax matters
10.1	*	Shareholders Agreement, dated January 25, 2019, by and among VIA optronics AG, Coöperatief IMI Europe U.A. and Jürgen Eichner
10.2	**†	Framework Cooperation Agreement, dated April 8, 2019, by and between VIA optronics GmbH and Wacker Chemie AG
10.3	**	Investment Agreement, dated as of March 7, 2019, by and among VIA optronics AG, VIA optronics GmbH and Corning Research & Development Corporation
10.4	**	Framework Agreement, dated November 20, 2017, by and between VIA optronics GmbH and Toppan Printing Co., Ltd.
10.5	**	Shareholders' Agreement, dated March 23, 2018, by and between VIA optronics GmbH and Toppan Printing Co., Ltd.
10.6	**	Employee Secondment Agreement (Toppan), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.7	**	Employee Secondment Agreement (TEP), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd.
10.8	**	Shiga Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.9	**	Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.10	**	Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.11	**†	Transferred IP Purchase Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Touch Panel Products, Co., Ltd.
10.12	**†	IP License Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.13	**	R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.

Exhibit Number		Description of Exhibit
10.14	**	Distribution Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.
10.15	**†	Project Contract, dated as of July 1, 2018, by and between VIA optronics GmbH and Kloepfel Corporate Finance GmbH as amended July 25, 2019
23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)
23.2	*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
24.1	*	Powers of Attorney (included on the signature page)

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                         on                         2020.

VIA optronics AG
By:
	Name:	Jürgen Eichner
	Title:	Chief Executive Officer

        We, the undersigned members of the management board and the supervisory board of the Registrant hereby severally constitute and appoint Jürgen Eichner and Daniel Jürgens, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

Jürgen Eichner	Chief Executive Officer and Member of the Management Board (Principal Executive Officer)	, 2020
Daniel Jürgens	Chief Financial Officer and Member of Management Board (Principal Financial Officer and Principal Accounting Officer)	, 2020
Diosdado Banatao	Member of Supervisory Board	, 2020
Jerome Tan	Member of Supervisory Board	, 2020

Signature		Date

Dr. Heiko Frank	Member of Supervisory Board	, 2020
Anil Doradla	Member of Supervisory Board	, 2020
Anthony Best	Member of Supervisory Board	, 2020

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant's duly authorized representative in the United States has signed this Registration Statement in                        on                         , 2020.

Name:	Jürgen Eichner
Title: